07028264

DAVIS POLK & WARDWELL

IZUMI GARDEN TOWER 33F
1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033
(03) 5561 4421
FAX (03) 5561 4425

NEW YORK
MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
BEIJING
HONG KONG

EUGENE C. GREGOR
(03) 5561 4566
EUGENE.GREGOR@DPW.COM

November 26, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3094—Stop 3-6
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-35047: Aozora Bank, Ltd. Information submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Sirs and Mesdames:

On behalf of Aozora Bank, Ltd. (the "**Company**"), we hereby furnish the information required to be submitted to maintain its exemption from the registration requirements under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), pursuant to Rule 12g3-2(b) thereunder.

Attached as **Annex A** hereto is a list of English versions or translations of the material information required to be submitted for a Rule 12g3-2(b) exemption, which has been filed, made public or distributed to shareholders between August 21, 2007, the date of our previous supplemental submission, and November 26, 2007, the date of this submission. As required by Rule 12g3-2(b)(1)(i), enclosed as exhibits to Annex A is one copy each of the documents listed therein.

The information accompanying this submission is being furnished under paragraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the 1934 Act.

dlw 11/29

Future Filings

Pursuant to Release No. 34-55540, in order to satisfy the conditions of the exemption received under Rule 12g3-2(b), the Company will, from and including November 26, 2007, the date of this submission, publish in English the information required under Rule 12g3-2(b)(1)(iii) under the 1934 Act on its Internet website rather than furnish that information to the Commission. The Company's website address is: www.aozorabank.co.jp.

The Company will be publishing on its website the required information and documents pursuant to Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the 1934 Act or otherwise seeks the benefits and protections of the U.S. legal system.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the undersigned via the enclosed pre-addressed, stamped envelope.

* * * *

Please contact Eugene Gregor or Jeremy C.R. Entwisle of Davis Polk & Wardwell at 813-5561-4421 or by email at eugene.gregor@dpw.com or jeremy.entwisle@dpw.com should you have any questions regarding the information furnished with this submission.

Very truly yours,

Eugene C. Gregor

Enclosures
cc: David Hackett, CFO
Aozora Bank, Ltd.

ANNEX A

LIST OF MATERIAL DOCUMENTS FILED, PUBLISHED OR DISTRIBUTED SINCE AUGUST 21, 2007

Title	Date	Exhibit
Press Releases		
Basic Agreement on a Comprehensive Business Alliance Between Aozora Bank Group and The Sumitomo Trust & Banking Group	November 20, 2007	Exhibit A-1
Aozora Bank Reports Interim Financial Results for FY 2007 and Revises Full Year Earnings Forecast	November 14, 2007	Exhibit A-2
Personnel Change in the Director and Executive Officer	October 31, 2007	Exhibit A-3
Personnel Change in the Executive Officer	October 18, 2007	Exhibit A-4
Personnel Change in Executive Officer	September 26, 2007	Exhibit A-5
Acquisition Price of Class C Series 5 Preferred Stock	September 7, 2007	Exhibit A-6
Personnel Change in the Director and Executive Officer	October 31, 2007	Exhibit A-7
Financial Information		
Summary of Financial Statements for the 1st Half of Fiscal Year 2007	November 14, 2007	Exhibit B-1
Financial Results for the 1st Half of FY 2007	November 14, 2007	Exhibit B-2
Summary of Financial Results for 1st Half of FY 2007	November 14, 2007	Exhibit B-3
IR Presentations		
Aozora's Business Overview: FY2007 Interim Financial Results	November 14, 2007	Exhibit C-1
Aozora Story: Aligned with Global Standards Streamlined in Operations Focused on Sustainable Value Creation	November 2007	Exhibit C-2
Annual Report 2007	August 30, 2007	Exhibit C-3
Corporate Brochure 2007	August 2007	Exhibit C-4

November 20, 2007

Aozora Bank, Ltd.
8304 (TSE 1st section)
The Sumitomo Trust & Banking Co., Ltd.
8403 (TSE 1st section・OSE 1st section)

Basic Agreement on a Comprehensive Business Alliance between Aozora Bank Group and The Sumitomo Trust & Banking Group

Tokyo, November 20, 2007 – Aozora Bank, Ltd. "Aozora Bank" and The Sumitomo Trust & Banking Co., Ltd. "Sumitomo Trust" today announce the conclusion of a comprehensive business alliance agreement (the "Alliance"), which will allow both parties to further enhance business competitiveness and increase profitability.

1. Objectives of the Alliance

Leveraging its uniquely neutral position in the Japanese banking industry, Aozora Bank Group aims to develop its business through mutually beneficial strategic alliances with regional financial institutions. The Sumitomo Trust Group aims to be the '*customer-oriented top quality trust bank group*' and has been actively promoting strategic alliances for the expansion of its business and the development of its customer franchise. The Sumitomo Trust Group brings the advantage of its expertise in the areas of banking, trust, and real estate to its business collaborations, in order to best meet the broad range of customer needs. This alliance represents an ideal complement to the corporate strategies of both groups.

Following completion of the necessary procedures with the regulatory authorities, the specific business areas in which the two groups will be engaged will be:
(a) Real estate related business,
(b) Fiduciary/agency related business, and
(c) Asset management related business.
This collaboration will bring together the expertise of both banking groups to drive development in these business areas, primarily targeting regional financial institutions with a broad range of value-added financial products and services for themselves and their clients.

2. Alliance Overview

(1) Real Estate Business

The Alliance will enable Aozora Bank and Sumitomo Trust to provide a comprehensive range of solutions best suited to the real estate related needs of the customers of both groups. The specific businesses in which the groups will be engaged are as follows, with additional joint venture activities to be considered in the future.

①Corporate Revitalization

Aozora Bank Group's AOZORA Loan Services, Co., Ltd. ("AOZORA Loan Services"), will work in tandem with Sumitomo Trust Group to provide a range of corporate revitalization services for Sumitomo Trust Group customers. This will be the first such relationship with a large scale trust bank for AOZORA Loan Services.

② Real Estate Collateralized Lending

Working together with Aozora Bank Group, Sumitomo Trust Group's First Credit Corporation ("First Credit") will provide a variety of real estate collateralized products and services for Aozora Bank Group customers. This will be the first such relationship with a major bank for First Credit.

③ Real Estate Brokerage Business

Sumitomo Trust Group and its Sumishin Realty Co., Ltd. will partner Aozora Bank in the provision of real estate brokerage services to Aozora's customers.

④ Real Estate Investment

Sumitomo Trust Group's STB Real Estate Investment Management Co., Ltd. and Top REIT Asset Management Co., Ltd. and Aozora Bank will be involved in the development and provision of high value-added investment products benefiting customers of both groups.

(2) Fiduciary/Agency Business

Aozora Bank will collaborate with Sumitomo Trust and act as their representative agent involved in the fiduciary contract and fiduciary agent business areas to provide intermediary services such as securities transfers, annuity trusts, and investment trusts for corporate clients. For retail customers, the alliance will bring enhanced products and services in the areas of will trusts and estate settlement services, and other fiduciary/agency business. Additional joint ventures in this area will be considered in the future.

(3) Asset Management Business

Sumitomo Trust, in conjunction with their STB Asset Management Co., Ltd., Aozora Bank, and Aozora Bank's subsidiary, Aozora Securities Co., Ltd., will provide a variety of asset management products and services primarily targeting regional financial institution clients. Further collaboration between the two groups in the asset management field will be considered in the future.

The two parties view this Alliance as the starting point for continuing discussion on future collaborations outside of the aforementioned business areas, but it is in no way intended to restrict future business relationships with other financial institutions in these business areas.

3. Alliance Implementation Framework

March 2008 has been marked as a provisional deadline for the completion of discussions on all areas of the Alliance. An 'Alliance Promotion Group', consisting of representatives from both parties, has been established to monitor the progress of these discussions.

End

For further information, please contact:

Aozora Bank	Corporate Communication Group	TEL +81-3-5212-9252
Sumitomo Trust	IR Office	TEL +81-3-3286-8354

(For reference)

- Three Business Alliance Areas -



(Aozora) : Aozora Bank Group
(STB) : Sumitomo Trust Group
Real Estate Business
(*1) (Aozora) AOZORA Loan Services Co., Ltd.
(*2) (STB) First Credit Corporation
(STB) Sumishin Realty Co., Ltd.
(STB) STB Real Estate Investment Management Co., Ltd.
(STB) Top REIT Asset Management Co., Ltd
(Aozora) Aozora Trust Bank, Ltd.
(Aozora) Aozora Securities Co., Ltd.
(STB) STB Asset Management Co., Ltd.
Fiduciary/Agency Business
Asset Management Business

(1) Trade name	(*1) AOZORA Loan Services, Co., Ltd.	(*2) First Credit Corporation
(2)Representative	President & CEO Yutaka Yoneta	President & CEO Yasuyuki Yagi
(3) Location of head office	13-5, Kudan-kita 1-chome, Chiyoda-ku, Tokyo	6-2, Otemachi 2 chome, Chiyoda-ku, Tokyo
(4) Date of establishment	September 17, 1999**	December 8, 1982
(5) Main area of business	Servicer operations (Loan purchase, valuation, collection), Corporate revitalization services	Mortgage collateral loan and investment business, etc.
(6) End of fiscal year	March	March
(7) Number of employees	137	264
(8) Offices	Tokyo, Osaka, Hiroshima	Tokyo, Shinjuku, Ikebukuro, Sapporo, Sendai, Nagoya, Osaka, Hiroshima, Fukuoka
(9) Capital	0.5 billion yen	13.5 billion yen
(10)Shareholder	Aozora Bank 67.6% Shinkin Central Bank 20.0% Shinkumi Federation Bank 12.4%	Sumitomo Trust & Banking 100%

**Date of establishment based on the law permitting outside companies to accept payments, collect on defaults and administer loans on behalf of lenders

NEWS RELEASE

Aozora Bank Reports Interim Financial Results for FY 2007 and Revises Full Year Earnings Forecast

TOKYO November 14, 2007 – Aozora Bank, Ltd ("Aozora" or "the Bank") today reported net income of 42.7 billion yen to reach 91.9% of its forecast on a consolidated basis for the first half of FY 2007. Despite recent adverse market conditions Aozora's consolidated Tier 1 capital ratio of 16.97% remains one of the highest of the Japanese banks.

Aozora recognized unrealized valuation losses of 5.8 billion yen on its portfolio of collateralized debt obligations (of which 1.2 billion yen is in "other losses") which the Bank fully disclosed in first quarter results in June 2007. Aozora also realized losses of 6.8 billion yen on the sale of a portfolio of securities that included Japanese Government Bonds and US Treasury Bonds. The resulting decline in net non-interest income led to a decrease of 16.0% in net revenue to 48.8 billion yen.

Aozora continued to generate significant loan book growth with loans and bills discounted expanding 7.8% to 3,971.7 billion yen in the fiscal first-half. Loan book growth combined with further enhanced interest margins, resulted in 28.7% growth in net interest income to 27.9 billion yen.

Aozora Bank Chairman, Kimikazu Noumi, commented, " Due to the recent deteriorating market conditions we missed our half year earnings forecast and have revised our full year projections. This does not impact the core business of the Bank. There is no material impact on our capital base which is the highest of any Japanese banks, and we remain highly liquid and profitable".

Consolidated basis (April 1, 2007 to September 30, 2007)

(Unit: Billions of yen)

	Net Revenue	Operating Profit	Net Income
FY2007 1st Half Results	**48.8**	**23.1**	**42.7**
FY2006 1st Half results	**58.1**	**33.4**	**53.4**
Percentage Change	**-16.0%**	**-30.9%**	**-19.9%**
FY2007 1st Half Forecast	**-**	**30.0**	**46.5**
Achievement Rate	**-**	**76.9%**	**91.9%**

Non-consolidated basis (April 1, 2007 to September 30, 2007)

(Unit: Billions of yen)

	Net Revenue	Operating Profit	Net Income
FY2007 1st Half Results	**41.2**	**19.0**	**40.2**
FY2006 1st Half results	**54.4**	**32.5**	**53.1**

Percentage Change	**-24.2%**	**-41.6%**	**-24.3%**
FY2007 1st Half Forecast	**-**	**26.0**	**42.0**
Achievement Rate	**-**	**72.9%**	**95.7%**

OUTLOOK

Aozora has revised its earnings forecast for the full year ending March 31, 2008, as below. This incorporates the impact of the first half results as well as our estimate on further valuation losses of the Bank's CDO investment portfolio.

Consolidated basis (April 1, 2007 to March 31, 2008)

(Unit: Billions of yen)

	Operating Income	Net Revenue	Business Profit	Operating Profits	Net Income	Earnings per share
Previous Forecast (a)	229.0	126.0	69.0	66.5	84.5	49.89 Yen
Revised Forecast (b)	229.0	107.0	51.0	47.6	62.6	36.62Yen
Change (b-a)	-	-19.0	-18.0	-18.9	-21.9	-13.27Yen
Percentage Change	-	-15.1%	-26.1%	-28.4%	-25.9%	-26.6%
(FYI) FY2006 Financial Result	197.5	114.4	61.6	62.4	81.5	52.59 Yen

Non-consolidated basis (April 1, 2007 to March 31, 2008)

(Unit: Billions of yen)

	Operating Income	Business Profit before Credit Costs	Operating Profits	Net Income	Earnings per share
Previous Forecast (a)	213.0	60.0	57.0	76.0	44.74Yen
Revised Forecast (b)	213.0	42.0	38.1	56.1	32.68Yen
Change (b-a)	-	-18.0	-18.9	-19.9	-12.06Yen
Percentage Change	-	-30.0%	-33.2%	-26.2%	-27.0%
(FYI) FY2006 Financial Result	188.1	61.3	62.0	82.2	53.03Yen

INTERIM RESULTS GLOBAL CONFERENCE CALL

Aozora will hold a global conference call to discuss the interim financial results and answer questions on Wednesday, November 14, 2007. The call will begin at 10.00pm in Tokyo, 9.00pm in Hong Kong, 1.00pm in London and 8.00am in New York. To register, please call Taylor Rafferty on the following numbers:

James Hawrylak, Tokyo +81 3 3221 9513
Maria Ruiz, London +44 20 7614 2900
Reema Parikh, New York +1 212 889 4350

Alternatively, you can register online at

http://invite.taylor-rafferty.com/_aozorabank/global

* * *

Aozora Bank, Ltd. is a leading provider of lending, securitization, business and asset revitalization, asset management, loan syndication and investment advisory services to financial institutions, corporate and retail customers. Originally established in 1957 as the Nippon Fudosan Bank, Ltd., the Bank changed its name to Aozora Bank, Ltd. in 2001. In 2003, it become majority owned by Cerberus NCB Acquisition, L.P. Aozora is proud of its heritage and the long-term relationships it has developed with corporate, financial and individual customers over the years. Building on this heritage, Aozora has created a strong customer-oriented and performance-based culture that will contribute to both innovative business solutions for customers and sustainable earnings growth for investors and shareholders.

News and other information about Aozora Bank, Ltd. is available at http://www.aozorabank.co.jp/en/company/

---END---

(NEWS RELEASE Appendix)

I. Revenue and Expenses

The consolidated net revenue fell 9.3 billion yen to 48.8 billion yen in the first half of FY2007 resulting from a 6.2 billion increase in net interest income and a 14.7 billion yen decrease in gains (losses) on bond transactions compared with the same period of FY2006. Expenses were reduced by 0.3 billion yen to 26.0 billion yen. Business profit fell 9.0 billion yen to 22.7 billion yen.

Profit on stock transactions amounted to 3.3 billion yen, unchanged from the same period of FY2006. Credit-related expenses decreased 9.6 billion yen to 4.7 billion yen (income) as the level of credit reserve releases slowed compared to the prior year. Deferred income taxes increased by 14.6 billion yen to 15.0 billion yen as more of the deferred tax asset was recognized. As a consequence, net income fell 10.6 billion yen to 42.7 billion yen, representing 91.9% of the half year forecast.

1. Net Revenue

(billions of yen)	1H of FY2007 ①	1Q of FY2007	2Q of FY2007	1H of FY2006 ②	1Q of FY2006	2Q of FY2006	Change ①−②
Net revenue	48.8	27.1	21.6	58.1	28.7	29.4	-9.3
Net interest income	27.9	14.4	13.6	21.7	10.8	11.0	6.2
Net fees and commissions	7.2	3.0	4.2	7.8	3.6	4.2	-0.6
Net trading revenues	3.8	-0.9	4.7	3.1	1.3	1.9	0.7
Gains (losses) on bond transactions	-7.7	-2.1	-5.6	7.1	4.6	2.5	-14.7
Net other operating income	17.5	12.8	4.7	18.3	8.5	9.8	-0.9

Net revenue fell 16.0%, or 9.3 billion yen, to 48.8 billion yen in the first half of FY2007 compared with the same period of FY2006, primarily due to losses reflecting the impairment of collateralized debt obligations (CDOs) and losses on bond transactions. Net interest income rose 28.7%, or 6.2 billion yen, to 27.9 billion yen, due to growth in the Bank's loan book, enhanced net interest margin, and rise in dividends on securities. Net revenue excluding losses on bond transactions increased 10.7% or 5.4 billion yen to 56.5 billion yen from 51.0 billion yen in the same period of the previous year.

(1)①Net Interest Income

(billions of yen)		1H of FY2007	1H of FY2006	Change
Interest income	①	69.5	51.1	18.4
Interest on loans and discounts		49.3	34.7	14.6
Interest and dividends on securities		15.9	11.7	4.2
Other interest income		4.0	2.6	1.4
Interest on interest swaps		0.3	2.1	-1.8
Interest expenses	②	41.6	29.4	12.2
Interest on deposits and NCDs		10.5	6.6	3.9
Interest on debenture		7.4	3.4	4.0
Other interest expenses		10.2	9.6	0.6
Interest on currency swaps		13.6	9.8	3.8
Net interest income	①−②	27.9	21.7	6.2

Net interest income rose 28.7%, or 6.2 billion yen, to 27.9 billion yen, comprising of 1.0 billion yen from the Bank's loan book growth, a 2.4 billion yen rise in dividends on securities and a 2.9 billion yen from others, including enhanced net interest margin.

(1)②Net Interest Margin

		1H of FY2007	1H of FY2006	Change
Yield on total investments	①	2.20%	1.70%	0.50%
Yield on funding	②	1.51%	1.13%	0.38%
Net interest margin	①−②	0.69%	0.57%	0.12%

Net interest margins rose over 10bps as the increase of yield on total investment exceeded the increase of yield on funding due to the increase of the higher margin overseas loan book.

(2) Net Fees and Commissions

(billions of yen)	1H of FY2007	1H of FY2006	Change
Fees and commissions received ①	8.0	8.7	-0.7
Loan business-related	4.6	6.1	-1.5
Securities-related and agency	2.0	1.5	0.5
Others	1.4	1.1	0.3
Fees and commission paid ②	0.8	0.9	-0.1
Net fees and commissions ①−②	7.2	7.8	-0.6

Net fees and commissions fell 0.6 billion yen to 7.2 billion yen due to the decrease of loan business related fees. However, it increased from 3.0 billion yen in the Q1 to 4.2 billion yen in the Q2, as loan business related fees increased from 1.8 billion yen to 2.8 billion yen.

(3) Net Trading Revenues

(billions of yen)	1H of FY2007	1H of FY2006	Change
Net income on trading-related financial derivatives transactions ①	3.9	3.1	0.8
Net other trading income ②	-0.1	0.0	-0.1
Net trading revenues ①−②	3.8	3.1	0.7

Net trading revenues increased 21.7%, or 0.7 billion to 3.8 billion yen due to the gains on derivative transactions, primarily from the derivative sales division.

(4) Gains (Losses) on Bond Transactions

(billions of yen)	1H of FY2007	1H of FY2006	Change
Japanese Government bonds	-2.9	0.3	-3.2
Foreign Government bonds and mortgage bonds	-1.7	0.3	-2.0
Others	-3.1	6.5	-9.6
Collateralized Debt Obligations (CDOs) only	-4.6	0.0	-4.6
REITs only	0.0	4.4	-4.4
Total	-7.7	7.1	-14.7

Gains (losses) on bond transactions fell 14.7 billion yen to -7.7 billion yen compared with the same period FY2006. The bank recorded unrealized valuation losses on CDO debt securities of 4.6 billion yen. The losses on JGBs amounted to 2.9 billion yen and the losses of foreign bond such as US treasury bond was 1.7 billion yen. Gains on sale of REITs fell 4.4 billion yen to 30 million yen due to a reduction in the size of the portfolio.

(5) Net Other Operating Income Other Than Gains (Losses) on Bond Transactions

(billions of yen)	1H of FY2007	1H of FY2006	Change
Gains (losses) on foreign currency transactions	2.5	1.6	1.0
Profit from limited partnerships	7.5	10.9	-3.4
Profit from Overseas fund investments	6.6	4.0	2.6
Gains on distressed loans	1.3	1.5	-0.2
Gains/losses on derivatives other than trading	-1.8	0.3	-2.1
Others	1.3	0.0	1.2
Total	17.5	18.3	-0.9

Net other operating income excluding net gains (losses) on bond transactions fell 4.7%, or 0.9 billion yen, to 17.5 billion yen. Returns on hedge fund investment rose 65.7%, or 2.6 billion yen, to 6.6 billion yen, while returns on investments in limited partnerships fell 30.8%, 3.4 billion yen, to 7.5 billion yen. Losses on derivatives resulted mainly from futures transactions.

2. General and Administrative Expenses (G&A Expenses)

(billions of yen)	1H of FY2007 ①	1Q of FY2007	2Q of FY2007	1H of FY2006 ②	1Q of FY2006	2Q of FY2006	Change ①−②
G&A expenses	26.0	13.0	13.0	26.3	12.6	13.7	-0.3

While the Bank continued to invest in personnel and information technology, general and administrative expenses fell 1.1%, or 0.3 billion yen, to 26.0 billion yen, comfortably within management targets.

3. Credit-Related Expenses

(billions of yen)	1H of FY2007 ①	1Q of FY2007	2Q of FY2007	1H of FY2006 ②	1Q of FY2006	2Q of FY2006	Change ①−②
Reversal of reserve for possible loan losses, etc	4.7	4.5	0.1	14.3	12.3	1.5	-9.6

Credit related expenses amounted to income of 4.7 billion yen reflecting a decline in extraordinary profit from the reversal of reserve for possible loans losses, compared with the same period of previous fiscal year.

4. Stock Transactions

(billions of yen)	1H of FY2007 ①	1Q of FY2007	2Q of FY2007	1H of FY2006 ②	1Q of FY2006	2Q of FY2006	Change ①−②
ETFs	4.0	3.7	0.3	0.7	0.4	0.3	3.3
Japanese stocks	0.0	0.0	0.0	2.5	1.9	0.7	-2.5
Others	-0.7	-	-0.7	-	-	-	-0.7
CDO equities only	-0.7	-	-0.7	-	-	-	-0.7
Total	3.3	3.7	-0.4	3.3	2.3	1.0	0.0

Gains on stock transactions amounted to 3.3 billion yen. Gains on Exchange Traded Funds increased 3.3 billion yen to 4.0 billion yen from 0.7 billion yen and the losses on CDO equity impairment amounted to 0.7 billion yen.

5. Deferred Income Taxes

(billions of yen)	1H of FY2007 ①	1Q of FY2007	2Q of FY2007	1H of FY2006 ②	1Q of FY2006	2Q of FY2006	Change ①−②
Deferred income taxes	15.0	14.9	0.1	0.4	0.3	0.1	14.6

The Bank booked a 14.6 billion yen gain on deferred income taxes. As the forecast indicates sustainable earnings, the calculation term for possible deferred taxes changed from 1 year to 3 years.

Ⅱ. Balance Sheet

Total assets increased 1.2%, or 79.9 billion yen, in the first half of FY2007 to 6,623.9 billion yen mainly due to the increase of 287.1 billion yen in the loan book partially offset by a decrease of -267.3 billion yen in securities. On the funding side, debentures increased by 333.0 billion yen while deposits and negotiable certificates of deposits declined by 193.0 billion yen. Total liabilities rose 55.4 billion yen to 5,806.9 billion yen.

1. Loans

(billions of yen)	Sep.30, 2006	Mar.31, 2007 ①	Jun.30, 2007	Sep.30, 2007 ②	Change ②−①
Loans outstanding	3,489.3	3,684.6	3,664.2	3,971.7	287.1

The loan book rose 7.8%, or 287.1 billion yen, to 3,971.7 billion yen in the first half of the fiscal year, compared with -0.3% of the Japan's bank's average (based on publicly available information published by Japanese Bankers Association). Overseas lending rose by 247.2 billion yen and lending for financial and insurance industry rose 78.4 billion yen as lending for telecommunication fell 27.0 billion yen and lending for Japanese government fell 26.4 billion yen. The loan book rose 13.8% from a year earlier and exceeded the management target of low double-digit annual growth.

2. Securities

(billions of yen)	Book value			Unrealized gains/losses		
	Mar.31, 2007 ①	Sep.30, 2007 ②	Change ②−①	Mar.31, 2007 ①	Sep.30, 2007 ②	Change ②−①
JGBs	1,022.8	816.4	-206.4	-5.3	-4.9	0.5
Municipal bonds	3.8	2.8	-1.1	-0.0	-0.0	-0.0
Corporate bonds	75.3	64.4	-11.0	0.0	0.0	-0.0
Equities	38.6	35.6	-3.0	0.6	0.3	-0.3
Foreign bonds	377.5	292.1	-85.4	-6.1	-11.6	-5.5
CDOs only	38.2	49.6	11.3	-1.3	-7.8	-6.5
Others	400.9	440.4	39.6	4.1	-1.3	-5.4
Hedge funds	186.1	196.8	10.7	1.3	0.8	-0.5
ETFs	56.0	76.9	20.9	1.1	-3.5	-4.7
Investment in limited partnerships	85.4	94.0	8.6	0.6	1.4	0.8
Others	73.4	72.7	-0.7	1.1	0.0	1.0
GMAC only	57.5	57.7	0.3	-	-	-
CDO only	3.5	2.6	-0.9	-	-	-
Total	1,918.9	1,651.6	-267.3	-6.8	-17.5	-10.8

Securities fell due primarily to the decrease of Japanese Government Bonds (-206.4 billion yen) and foreign bonds (-85.4 billion yen) such as foreign government bonds and mortgage bonds. Exchange Traded Funds or ETFs (+20.9 billion yen), hedge funds (+10.7 billion yen) and investment partnerships (+8.6 billion yen) all increased compared with a year earlier. Total unrealized losses were 17.5 billion yen due to write-downs of CDOs and ETFs which amounted to 7.8 billion yen and 3.5 billion yen respectively as of the end of September, 2007.

(1) Collateralized Debt Obligation (CDO) Exposure

(billions of yen)	Number of deals	Historical cost as of end Sept.	Book value as of end Sept.	Unrealized valuation loss (P/L)	(Reserve)	(Capital)	% of Mid-subprime
Debt	29	50.5	38.3	-4.6	-	-7.6	38%
AAA	8	18.5	15.6	-	-	-3.0	41%
AA	6	16.9	12.9	-1.2	-	-2.8	40%
A	9	8.9	6.7	-0.7	-	-1.5	32%
BBB	3	2.6	2.2	-	-	-0.4	38%
BB+or lower	3	3.6	0.8	-2.8	-	-	25%
Equity	3	2.7	2.0	-0.7	-0.4	-	46%
ABS CDO Total	32	53.2	40.3	-5.4	-0.4	-7.6	38%
Synthetic CDO	3	12.0	11.8	-	-	-0.2	0%
Total	35	65.3	52.1	-5.4	-0.4	-7.8	31%

The CDO balance stood at 52.1 billion yen as of the end of September of which debt securities were 38.3 billion yen, equities were 2.0 billion yen and synthetic CDOs were 11.8 billion yen. 75% of debt securities are rated AA or higher. 5.4 billion yen was taken to the P/L as an unrealized valuation loss, and a reserve for possible investment losses of 0.4 billion yen was also recorded this period. In addition 7.8 billion yen of unrealized valuation loss was charged to capital. The proportion of US sub-prime related asset-backed CDOs on a weighted average basis was 31%.

3. Investment in Limited Partnerships and Hedge Funds

(billions of yen)	Sep.30, 2006	Mar.31, 2007 ①	Jun.30, 2007	Sep.30, 2007 ②	Change ②−①
Limited partnerships	62.8	85.4	90.3	94.0	8.6
Real estate related	19.4	22.0	26.8	21.2	-0.8
Distressed loan related	20.8	39.7	37.1	44.8	5.1
Others	22.6	23.7	26.4	28.0	4.3
Hedge funds	201.9	186.1	199.6	196.8	10.7

The outstanding investment in limited partnerships rose 10.1%, or 8.6 billion yen, to 94.0 billion yen and the hedge fund investment rose 5.8%, or 10.7 billion yen to 196.8 billion yen.

(1) Hedge Funds

H1 of FY2007 performance	Aozora	HFRX index *
6M return	5.37%	2.41%
Volatility	3.82%	6.81%
Sharp ratio	1.49	-0.07

* HFRX indices' are industry standard benchmarks of hedge fund performance.

Monthly performance	Apr.2007	May 2007	Jun.2007	Jul.2007	Aug.2007	Sep.2007
Aozora	1.40%	1.90%	1.10%	1.18%	-1.27%	0.98%
HFRX Index	2.21%	2.55%	-0.07%	-0.93%	-2.55%	1.28%

Aozora's policy is to limit hedge fund investments to 3% of total assets. Our hedge fund portfolio has earned sustainable profit and the results have exceeded the HFRX Index consistently demonstrating the quality of the portfolio. Our hedge fund portfolio does not include any funds investing materially in US sub-prime loan-related assets.

4. Deposits and Debentures

(billions of yen)	Sep.30, 2006	Mar.31, 2007 ①	Jun.30, 2007	Sep.30, 2007 ②	Change ②−①
Deposits	2,339.3	2,330.9	2,185.0	2,291.4	-39.6
NCDs	982.0	903.0	692.4	749.5	-153.5
Debentures	1,232.5	1,450.5	1,688.3	1,783.5	333.0
Corporate bonds	99.5	99.5	99.5	124.0	24.5
Retail Funding	1,421.9	1,448.4	1,467.2	1,508.3	59.9

Debentures rose by 333.0 billion yen while deposits and negotiable certificates of deposit fell by 193.0 billion yen. The Bank continued to attract new deposits from retail customers with total retail funding growing by 59.9 to 1,508.3 billion yen in the first half FY2007.

Ⅲ. Disclosed Claims under the Financial Reconstruction Law (Non-consolidated)

(billions of yen)		Sep.30, 2006	Mar.31, 2007 ①	Jun.30, 2007	Sep.30, 2007 ②	Change ②−①
Bankrupt and similar credit		3.8	0.4	0.3	0.2	-0.2
Doubtful credit		15.0	29.2	25.9	31.4	2.3
Special attention credit		4.0	3.4	6.4	6.2	2.7
FRL credit, total	①	22.8	33.0	32.6	37.8	4.8
Normal credit	②	3,248.5	3,373.4	3,305.9	3,532.1	158.7
Total credit	③(①+②)	3,271.4	3,406.4	3,338.5	3,569.9	163.5
FRL credit ratio	①/③	0.69%	0.96%	0.97%	1.05%	0.09%

Non-performing claims as defined by the Financial Reconstruction Law (FRL) increased 4.8 billion yen to 37.8 billion yen. The FRL Ratio was up 0.09% from the previous year to 1.05%, and is well within the acceptable range of up to 3.00%.

Ⅳ. Capital Adequacy Ratio

	Sep.30, 2006	Mar.31, 2007 ①	Jun.30, 2007	Sep.30, 2007 ②	Change ②−①
Capital adequacy ratio	18.74%	15.82%	16.33%	15.79%	-0.03%
Tier1 ratio	18.52%	17.50%	18.07%	16.97%	-0.53%

The Bank's capital adequacy ratio under the new Basel II regulations was 15.79% and Tier1 ratio was 16.97%. These ratios remain among the highest in the major Japanese banks. The Bank uses the standardized approach for calculation of credit risk assets and the basic indication approach for calculation of operational risk equivalent.

File No. 82-35047

Aozora Bank, Ltd.
October 31, 2007

NEWS RELEASE

Personnel Change in the Director and Executive Officer

1. Promotion [as of October 31, 2007]

Senior Managing Executive Officer Chief Market Risk Officer and General Manager of Integrated Integrated Risk Management Division	Kenji Fujii	(Managing Executive Officer Chief Market Risk Officer and General Manager of Risk Management Division)

2. Appointment [as of October 31, 2007]

President and COO Head of Integrated Risk management Division	Federico J. Sacasa	(President and COO)

3. Resignation [as of October 31, 2007]

Senior Managing Executive Officer Head of Integrated·Risk management Division	Nikolai Safavi

End

Aozora Bank, Ltd.
October 19, 2007

NEWS RELEASE

Personnel Change in the Executive Officer

1. Appointment [as of October 19, 2007]

Managing Executive Officer Chief Market Risk Officer and General Manager of Integrated Risk Management Division	Kenji Fujii	(Managing Executive Officer General Manage of Integrated Risk Management Division)

2. Resignation [as of October 19, 2007]

Senior Managing Executive Officer Carlos Erchuck
Chief Market Risk Officer

End

Aozora Bank, Ltd.
September 26, 2007

NEWS RELEASE

Personnel Change in the Executive Officer

1. Change of Assignment [as of September 30, 2007]

Executive Officer (General Counsel)	Peter R. Fowler

End

NEWS RELEASE

Acquisition Price of Class C Series 5 Preferred Stock

Tokyo, September 7, 2007 — Aozora Bank, Ltd. today announced that in accordance with the terms and conditions stipulated in Article 19 of the Articles of Incorporation, the Acquisition Price (formerly 'Conversion Price'), with respect to Class C Series 5 preferred stock has been determined as follows:
N.B. The Acquisition Price after the reset remained unchanged.

1. Acquisition Price: 450 yen

2. Effective Date: October 3, 2007

(Reference)

Class C Series 5 preferred stock

(1) Number of outstanding shares:
258,799,500 shares (of 866,667,000 shares issued initially)

(2) Subscription price per share:
600 yen following the 1 for 2 reverse stock split in September 2006
(Initially 300 yen)

(3) Total amount of stock issued:
155,279,700,000 yen (Initially 260,000,100,000 yen)

File No. 82-35047

Summary of Financial Statements for the 1st Half of Fiscal Year 2007

November 14, 2007

Company Name	Aozora Bank, Ltd.	Listed Exchange	Tokyo Stock Exchange
TSE Code	8304	URL	http://www.aozorabank.co.jp/
Representative	Kimikazu Noumi, Chairman	TEL	(03)3263-1111
Contact Person	Ichiro Mizuno, Joint General Manager of Financial Control Division		
Scheduled Filing Date of Interim Security Report	December 14, 2007	Trading Accounts	Established

1. Business Highlights for the Interim Period Ended September 30, 2007 (Fiscal Year 2007)

(1) Consolidated Business Results (Unit: JPY millions, rounded down)

	Operating income		Operating profits		Net income	
	Million Yen	%	Million Yen	%	Million Yen	%
1H of FY2007	110,085	13.8	23,055	(30.9)	42,748	(19.9)
1H of FY2006	96,710	30.5	33,352	29.5	53,354	18.8
FY2006	197,545	14.9	62,405	1.6	81,510	(32.1)

	Net income per common share (basic)	Net income per common share (diluted)
	Yen	Yen
1H of FY2007	25 91	20 21
1H of FY2006	37 64	25 22
FY2006	52 59	38 53

(Notes) Equities in earnings (losses) of affiliates None (Sep. 30, 2007) None (Sep. 30, 2006) None (March 31, 2007)

(2) Consolidated Financial Condition

	Total assets	Total net assets	Net assets to total assets ratio (note1)	Net assets per common share	Consolidated BIS capital adequacy ratio (domestic standard)(note2)
	Million Yen	Million Yen	%	Yen	%
1H of FY2007	6,623,926	817,006	12.3	386 01	(preliminary) 15.79
1H of FY2006	6,438,795	762,812	11.8	337 31	18.74
FY2006	6,543,994	792,480	12.1	369 81	15.82

(Ref.) Total net assets less Minority interests 816,327 million Yen (Sep.30, 2007) 762,187 million Yen (Sep. 30, 2006) 791,763 million Yen (March 31, 2007)

(Note1) Net assets to total assets ratio = Total net assets less Minority interests / Total assets

(Note2) From March 2007, "Consolidated BIS capital adequacy ratio (domestic standard)" is calculated based on the FSA Notification No.19, issued in 2006. Capital adequacy ratio for interim period ended Sep.30, 2006 is calculated based on the former standard.

(3) Consolidated Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalent at the end of the period
	Million Yen	Million Yen	Million Yen	Million Yen
1H of FY2007	(262,346)	253,986	(3,896)	25,937
1H of FY2006	(92,351)	(170,826)	(6,110)	35,238
FY2006	1,997	(262,219)	(6,111)	38,194

2. Dividend

	Dividend per common share		
	Interim	Year-End	Annual
	Yen	Yen	Yen
FY2006(common stock)	-	1 78	1 78
FY2007(common stock)	-		3 86
FY2007(common stock) (Forecast)		3 86	

(Notes) See the next for Preferred Stock.

0021

3. Consolidated earnings forecast for the year ending March 31, 2008 (Fiscal Year 2007)

	Operating income		Operating profits		Net income		Net income per share
	Million Yen	%	Million Yen	%	Million Yen	%	Yen
FY2007	229,000	15.9	47,600	(23.7)	62,600	(23.2)	36.62

* The above earnings forecast contains risks and uncertainties since the calculations are based on management's assumptions and beliefs in light of information currently available. Please be aware that actual results may be materially different from the forecast presented herein due to various factors.

4. Other

(1) Changes in significant subsidiaries during the term (changes in Specified Subsidiaries which affect the scope of consolidation)
Included 0
Excluded 0
(Note) For detail, please refer to "Business Overview of the Group" on page 9.

(1) Changes in accounting method, process, or representation on consolidated financial statements (matters which will be included in Changes in significant items for the preparation of consolidated financial statements).
① Changes with amendment of accounting principles Yes
② Changes other than ① above Yes
(Note) Please refer to "Notes on Consolidated Balance Sheet" starting from page 19.

(2) The Number of Common Stock Issued
① The Number of Common Stocks Issued (treasury stock included)

Sep.30, 2007	1,650,147,352 shares	Sep.30, 2006	1,417,435,000 shares	Mar.31, 2007	1,650,147,352 shares

② The Number of treasury stocks

Sep.30, 2007	2,932 shares	Sep.30, 2006	352 shares	Mar.31, 2007	1,752 shares

(Note) For number of shares information which is a calculation base for net income per share (consolidated basis), please refer to "Per share information" on page 32.

0022

(Ref.)Summary of Non-Consolidated Financial Statements

1. Business Highlights for the Interim Period Ended September 30, 2007 (Fiscal Year 2007)

(1) Business Results (Unit: JPY millions, rounded down)

	Operating income		Operating profits		Net income	
	Million Yen	%	Million Yen	%	Million Yen	%
1H of FY2007	102,015	10.8	18,966	(41.6)	40,204	(24.3)
1H of FY2006	92,104	31.5	32,461	24.6	53,109	17.5
FY2006	188,088	14.9	61,960	2.0	82,168	(31.5)

	Net income per common share (basic)
	Yen
1H of FY2007	24.36
1H of FY2006	37.47
FY2006	53.03

(2) Financial Condition

	Total assets	Total net assets	Net assets to total assets ratio (note1)	Net assets per common share	BIS capital adequacy ratio (domestic standard)(note2)
	Million Yen	Million Yen	%	Yen	%
1H of FY2007	6,632,225	812,207	12.2	383.52	(preliminary) 16.01
1H of FY2006	6,445,877	758,905	11.8	334.99	19.00
FY2006	6,558,891	788,537	12.0	367.86	15.98

(Note1) Net assets to total assets ratio = Total net assets / Total assets

(Note2) From March 2007, "BIS capital adequacy ratio(domestic standard)" is calculated based on the FSA Notification No.19, issued in 2006. Capital adequacy ratio for interim period ended Sep.30, 2006 is calculated based on the former standard.

2. Non-consolidated earnings forecast for the year ending March 31, 2008 (Fiscal Year 2007)

	Operating income		Operating profits		Net income		Net income per share
	Million Yen	%	Million Yen	%	Million Yen	%	Yen
FY2007	213,000	13.2	38,100	(38.5)	56,100	(31.7)	32.68

* The above earnings forecast contains risks and uncertainties since the calculations are based on management's assumptions and beliefs in light of information currently available. Please be aware that actual results may be materially different from the forecast presented herein due to various factors.

(Ref.) Dividends of Preferred stocks

		Dividend per share		
		Interim	Year-End	Annual
		Yen	Yen	Yen
FY2006	4th Preferred	-	10.00	10.00
	5th Preferred	-	7.44	7.44
FY2007	4th Preferred	-		4th Preferred
	5th Preferred	-		10.00
FY2007 (Forecast)	4th Preferred		10.00	5th Preferred
	5th Preferred		7.44	7.44

0023

D II Qualitative information and financial results

1. Results of operations

(1) Analysis of operating results

< Consolidated results of operations >

Operating income was ¥ 110.1 billion, up ¥ 13.4 billion from the previous interim period. This was mainly due to the fact that interest income rose to ¥ 69.5 billion (up ¥ 18.4 billion from the previous interim period), driven by an increase in the interest on loans and bills discounted, interest and dividends on securities. The increase in interest on loans and bills (up ¥ 14.6 billion yen from the previous interim period) came from rising interest rates and the increase in loans (including loans by overseas offices). The increase in interest and dividends on securities (up ¥ 4.2 billion from the previous interim period) was due to an increase in dividends. Fees and commissions were down ¥ 0.7 billion from the previous interim period due to a decrease in loan-related fees, and other operating income declined ¥ 3.4 billion from the previous interim period due to a drop in gains on bonds transactions (down ¥ 5.8 billion from the previous interim period).

Operating expenses were ¥ 87.0 billion, up ¥ 23.7 billion from the previous interim period. Interest expenses were ¥ 41.6 billion, an increase of ¥ 12.2 billion from the previous interim period due to the increase in the interest on deposits, negotiable certificates of deposits, and debentures, up ¥ 7.9 billion from the previous interim period. The increase in interest expenses came from rising interest rates and increasing investment assets, including assets denominated in foreign currencies. Other operating expenses were ¥ 14.0 billion, up ¥ 12.2 billion from the previous interim period, due to an increase in losses on bonds transactions, up ¥ 8.9 billion from the previous interim period.

General and administrative expenses were ¥26.0 billion, down ¥ 0.3 billion from the previous interim period. Although the Bank is continuously making forward-looking investments in human resources and infrastructure to support earnings growth, expenses were carefully controlled.

Operating profits consequently decreased ¥ 10.3 billion to ¥ 23.1 billion. Extraordinary profits were ¥ 5.9 billion, down ¥ 14.4 billion from the previous interim period, due to the decrease in reversal of reserve for possible loan losses (down ¥ 11.6 billion from the previous interim period). Income before income taxes and minority interests was ¥ 28.8 billion, down ¥ 24.4 billion from the previous interim period.

Deferred income taxes increased by ¥14.6 billion on a year on year basis to ¥15.0 billion, as a result of a revision of the estimated period accountable for possible future taxable income from 1 year to 3 years to calculate deferred tax assets. As such, net income for interim FY 2007 was ¥ 42.7 billion, down ¥ 10.6 billion from the previous interim period. Net income per share was 25.90 yen.

< Projection for the fiscal year end >

In the consolidated interim period ended September 30, 2007, operating profits stood at ¥ 23.1 billion against the projection of ¥ 30.0 billion, and net income was ¥ 42.7 billion versus the projection of ¥ 46.5 billion. In light of actual interim result and instability in the financial industry due to problems in the US sub-prime loan market, the projection for operating income was revised down to ¥ 47.6 billion (original projection, ¥ 66.5 billion) and net income was revised down to ¥ 62.6 billion (original projection, ¥ 84.5 billion).

(2) Analysis of financial condition

< Assets, liabilities, and net assets >

The Group's total assets increased by ¥ 79.9 billion during this interim period to ¥ 6,623.9 billion. The balance of loans and bills discounted increased ¥ 287.1 billion to ¥ 3,971.7 billion. This increase came mainly from increased loans by oversea offices. The balance of investment securities decreased by ¥ 267.3 billion, to ¥ 1,651.6 billion with decreased holdings of Japanese national government bonds and foreign government bonds.

The Group's total liabilities increased ¥ 55.4 billion during this interim period to ¥ 5,806.9 billion. Deposits and negotiable certificates of deposits decreased by ¥ 193.0 billion to ¥ 3,040.9 billion, and debentures increased by ¥ 333.0 billion to ¥ 1,783.5 billion.

The balance of net assets grew ¥ 24.5 billion to ¥ 817.0 billion, due to dividend distribution, net income, and increased unrealized losses on available-for-sale securities.

< Capital adequacy ratio >

As of September 30, 2007, the consolidated regulatory capital for BIS calculation stood at ¥ 763.5 billion, recognizing ¥ 42.7 billion of net income and decrease of deducted items. Consolidated risk-weighted assets were ¥ 4,832.2 billion due to an increase in the balance of loans.

As a result, the consolidated capital adequacy ratio (domestic standard, preliminary) remained almost flat at 15.79%.

<Cash flows>

Cash flows from operating activities were a negative ¥ 262.3 billion mainly due to an increase in loans. Cash flows from investing activities were a positive ¥ 254.0 billion, due to the fact that cash inflows from the sales and redemptions of securities investments exceeded cash outflows from the acquisition. Cash flows from financing activities were a negative ¥ 3.9 billion as a result of dividend payments. As a result, cash and cash equivalents as of September 30, 2007, were ¥ 25.9 billion, down ¥ 12.3 billion compared to the prior fiscal year end.

(3) Policy for appropriation of earnings

The Bank reasserts its commitment to both the continual raising of its corporate value and the return of profits to shareholders. In the medium term, Aozora aims to achieve a payout ratio for common stock of approximately 20% in consideration of operating forecasts and factors such as strategic investments. This fiscal year, we plan to distribute a predetermined dividend to our preferred shareholders and 3.86 yen per share (2.08 yen more than the previous year) to our common shareholders. The Bank will not pay interim dividends to its preferred shareholders or common shareholders for the six-month period ended September 30, 2007.

(4) Risks factors

The Bank acknowledges the possibility of the following operational risks and is committed to exercising the highest levels of control in order to avoid or mitigate such risks should they occur.

(1) Business Strategy Risks

(i) The Bank is exposed to new risks as the scope of its business operations expands and in the further expansion of its products and services .

(ii) The Bank is expanding the scope of the operations its Corporate and Investment Banking Groups and faces risks in executing this strategy.

(iii) The success of the Bank's growth strategy depends on its ability to develop and introduce innovative products and services for its targeted customers in a timely manner.

(iv) Regional financial institutions have been an important customer base for a variety of the Bank's investment products and increased competition for these customers may limit the expected growth in this business.

(v) The Bank may face challenges in executing its growth strategy for retail banking.

(vi) The Bank continues to implement changes to its business processes and

information systems, and any delays in these changes could hinder its business strategy.

(vii) The financial condition and results of operations may be adversely affected if the Bank enters into joint ventures, strategic alliances or acquisitions that do not yield the expected returns or other benefits.

(2) Credit Risks

(i) The Bank may incur significant credit-related costs in the future.

(ii) The Bank is exposed to concentration risks, including those in relation to the Japanese real estate industry.

(iii) The Bank's reserves for possible loan and other credit losses may be insufficient.

(3) Market Risks

(i) The Bank may incur losses from its trading and investment activities due to market fluctuations and volatility.

(ii) The Bank's investments in loans and other assets may not generate its expected returns and may contribute to volatility in the Bank's results of operations

(iii) Expansion of overseas operations, including investment and trading activities, exposes the Bank to additional risks.

(iv) Refinancing risk could impair the Bank's results of operations and financial condition.

(4) Risks Relating to Capital Adequacy

(i) The Bank is required to maintain its capital adequacy ratio above a minimum level.

(5) Operational Risks

(i) The Bank's risk management policies and procedures may not address unidentified or unanticipated risks.

(ii) The Bank must hire and retain qualified employees to succeed in implementing its business strategy.

(iii) The departure or retirement of senior Aozora management could adversely affect the ability to manage the business or implement the Bank's business strategy.

(iv) The Bank's business strategy calls for increased reliance on information technology systems, and any failures or delays in their development or implementation could harm the Bank's operations.

(v) The Bank's operations could be disrupted if there are interruptions or stoppages in important services provided by third parties

(vi) Employee or customer fraud and or other misconduct could subject the Bank to losses and regulatory sanctions.

(vii) The Bank may be subject to liability and regulatory action if it is unable to protect

personal and other confidential information.

(6) Risks Relating to the Financial Condition of the Bank

(i) A downgrade of the Bank's credit ratings could have a negative effect on the Bank's results of operations.

(ii) Losses relating to the Bank's pension plans and a decline in returns on its plan assets may increase pension costs of the Bank.

(7) Risks Relating to Japanese Financial Services Industry

(i) The Bank may be adversely affected if economic conditions in Japan again worsen.

(ii) The market for financial services in Japan is increasingly competitive.

(iii) The Bank is subject to extensive regulations as a financial institution.

(iv) Adverse regulatory developments or changes in government policies, economic controls or accounting rules could have a negative impact on the results of operations of the Bank.

(v) Changes in interest rates could adversely affect the Bank's results of operations.

(8) Risks Relating to Aozora's Shares

(i) The Japanese government could seek to exercise increased influence over the management of the Bank.

(ii) The major shareholders retain a significant level of ownership, which will limit the ability of public investors to influence corporate actions.

(iii) The Japanese government may elect to convert its remaining preferred stocks into common stocks and dispose of such stocks, which could adversely affect the prevailing market price of common stock of the Bank.

(iv) Future sales of shares held by existing shareholders of the Bank or the issuance of additional shares by the Bank could lower the market price of its shares.

2 . Business overview of the Group

The Group is comprised of the Bank and its sixteen consolidated subsidiaries as of September 30, 2007, and engages in the banking business and other financial services including securities and trust services.

The overall operation of the Group is as follows:

< Banking business divisions >

The Bank's head office and 18 branches perform banking business, such as deposit-taking, lending, domestic exchange, foreign exchange and bond operations (however, some branches do not necessarily perform all of these operations).

< Securities business divisions >

The Bank's market divisions perform securities operations, including securities trading and investment operations. The head office and 18 branches sell investment securities trusts over-the-counter. Also, the head office and some branches have started to engage in the brokerage of securities. In addition, Aozora Securities Co., Ltd., a subsidiary, engages in securities business.

< Trust business division >

Aozora Trust Bank, Ltd., a subsidiary, engages in trust business.

< Other business divisions >

As primary businesses other than the above, debt servicing, venture capital operations and international financial services are performed by subsidiaries. For the 6 month period ended September 30, 2007, Acorn Holdings and Acorn One were established to carry out securitization business to reduce the Bank's exposure to real estate.

(* indicates consolidated subsidiaries)

AOZORA BANK		
Banking business	Head Office and branches	
	Main affiliates	*Aozora Trust Bank, Ltd.
Securities business	Head Office and branches	
	Main affiliates	*Aozora Securities Co., Ltd.
Trust business	Main affiliates	*Aozora Trust Bank, Ltd.
Other businesses	Main affiliates	*AOZORA Loan Services Co., Ltd.
		*Aozora Investment Co., Ltd.
		*Aozora Information Systems Co., Ltd.
		*Aozora Asia Pacific Finance Ltd.
		*Aozora Investment Management Ltd.
		*AZURE Funding North America I
		*AZURE Funding North America II
		*Azure Funding Europe S.A.
		*Aozora GMAC Investment Limited
		*Aozora GMAC Investment, Inc.
		*Aozora GMAC Investments LLC
		*Acorn Holdings
		*Acorn One

3. Management Policy

1. Management Policy

The three pillars of management policies of the Bank are:

1. Partnership with its stakeholders, including customers, stockholders and employees.
2. Growth in the corporate value of the Bank, and
3. Pursuit of global best practices in corporate governance, internal control and risk management.

2. Management Indices to be targeted

The Bank aims to achieve various targets embodied in the Business Revitalization Plan (August 2007) (thereafter "BRP").

3. Medium and Long-term Management Strategy

Aozora are in a unique position as being neither a mega bank, nor a regional financial institution but a Japanese wholesale bank with specialized retail capability that is firmly rooted in the Japanese financial system. Our customer base is made up of corporate clients of medium-sized corporations spread around diverse industries and regions of Japan; financial institution clients, which include our network of domestic financial institutions, and our retail customer base consisting principally of mass affluent savers and investors. These customers are the foundation of our business.

We have established diversified and sustainable revenue streams by taking full advantage of our expertise in deal structuring, global risk management capability, which are our strengths in the investment banking and global investment businesses in which we operate. We believe the keys to our success are "speed," "skill," "network," "diversity," and "financial stability."

An outline of the Bank's main operations by business, market and product is as follows.

< Corporate & Investment Banking >

Aozora's traditional strength in corporate banking is the foundation upon which we provide value-added products and services to our customers. Management resources are allocated strategically to areas in which our strengths lie. Key areas are high growth, high margin specialty finance products, particularly real estate, leveraged finance, structured credit, asset

finance, special situations and private equity. Resources are also selective allocated to our investment business, which includes our profitable, well-diversified hedge fund portfolio. The unique combination of our credit risk management expertise and the breadth of our global network enable us to distribute our risk internationally as well as domestically.

< Financial Institutions >

We understand the needs of our financial institution clients and have developed a suite of products and financial solutions designed to help them achieve their own corporate objectives, and help them source products and services for their own clients. The Bank is aiming to develop its unique business model, leveraging its strengths in risk management and investment expertise to take full advantage the delivery capabilities of its network of regional banks and their customers. Aozora is also considering the possibility of mutually beneficial business alliances that can add not only to the stability of regional financial institutions as they continue restructuring, but also to the communities in which they operate.

< Retail Banking >

Aozora has developed and sourced new products in the areas of investment trusts and personal annuity insurance, increasing revenue from fees and commissions, as we help our clients build assets for the future. The Bank continues to expand its medium to long-term funding, taking advantage of its *Direct* time deposit series, including the partly callable *Pocket* time deposits as well as structured deposits.

< Financial Markets >

The Bank will continue to generate revenue by enhancing its line-up of derivative products to meet the diverse, changing needs of its corporate, financial institution, and retail customers.

Aozora continues to secure stable revenue streams by maintaining stringent risk management in its trading activities and investment in liquid securities via its asset and liability operations.

The Bank aims to further improve the stability of each of its fund management portfolios with diversified investments in order to realize absolute returns.

4. The Challenges Ahead

The Bank has returned to consistent and strong profitability, the shares are listed on the first section of the Tokyo Stock Exchange, and retained earnings are at a sufficient level to allow the repayment of public funds, which is now a strategic priority. Aozora also enjoys high asset quality, diversified and stable funding and strong liquidity. Our vision is to be recognized as an innovative and profitable Japanese bank that operates globally, adopts global best practices and specializes in risk management to deliver sustained superior returns. The unique combination of Management Strength with our Management Philosophy provides a sound framework focused on building sustainable corporate value.

As the core to Aozora's operations the Bank takes a leading position in high margin specialty finance businesses both domestically and in selected international markets, in addition to domestic corporate lending targeted at mid to large cap. Japanese corporations. The Bank is also focused on distributing diverse products and providing financial solutions by leveraging our regional financial institutions network, and operates a retail banking businesses focused on the provision of wealth management products and services to the domestic mass affluent sector, including deposit taking as a low cost, high quality source of funding for our wholesale operations. The Bank is building a well-diversified foreign currency asset portfolio through investments in syndicated loans, securities and hedge funds.

Aozora is targeting markets where skills, experience and corporate culture rather than pure scale are sources of competitive advantage, and where substantial growth opportunity exists. Core profitability growth is expected to continue and Aozora expects to become a full tax payer in the future as it obtains full benefit from its remaining carried forward tax losses.

Aozora currently has industry high levels of regulatory capital. Aozora adopted the Basel II convention for the calculation of capital adequacy from March 2007, which resulted in a slight reduction of the Bank's regulatory capital ratios. The challenge remains for Aozora to "right-size" its capital over time. Aozora must maintain a capital buffer that satisfies internal risk management, regulatory, TSE and rating agency requirements, and aim to structure the capital base to minimize the cost of capital and maximize shareholder value. Aozora has identified the repayment of public moneys in the form of convertible preference shares as a strategic priority. Aozora will also consider the appropriate levels for all components of its capital base and the establishment of a competitive dividend policy.

Aozora's balance sheet combines elements of domestic customer driven business, foreign syndicated loan participations and a diversified investment portfolio of domestic and foreign securities. Aozora's challenge is to balance the growth in domestic franchise business with the impact of volatility in the value of the various securities investments to deliver quality earnings growth.

Risk management, corporate governance and internal control are all key requirements to enable Aozora to realize its full potential. Aozora is committed to the further development of these key areas. Aozora is well advanced in its preparation for the introduction of JSOX in FY 2009, and has increased the capability, number of resources and scope of our Internal Audit function.

People are also key to the realization of Aozora's objectives, and the Bank continues its focus on the development of human resource policies that make Aozora the employer of choice for both existing staff and potential recruits. A full human resource management program is being implemented to include recruitment, training and development, objectives setting, performance appraisal, reward and promotion. Aozora aims to create an environment that values the principles of meritocracy and personal responsibility and accountability.

In technology, the Bank is implementing a multi-year program to migrate its Information Technology systems from the current system platform to a modern, integrated platform and has introduced new applications for market businesses and financial accounting.

4. Consolidated financial statements, etc.

Consolidated Balance Sheet as of September 30, 2007

(In millions of yen)

(Assets)		(Liabilities)	
Cash and due from banks	116,741	Deposits	2,291,359
Call loans and bills bought	165,692	Negotiable certificates of deposit	749,530
Receivables under securities borrowing transactions	282,443	Debentures	1,783,492
Monetary claims bought	121,907	Call money and bills sold	197,440
Trading assets	82,091	Payables under repurchase agreements	21,354
Money held in trust	9,877	Payables under securities lending transactions	165,884
Securities	1,651,628	Trading liabilities	56,310
Loans and bills discounted	3,971,671	Borrowed money	231,915
Foreign exchanges	9,765	Foreign exchanges	1
Other assets	128,028	Corporate bonds	123,971
Tangible fixed assets	24,318	Other liabilities	127,033
Intangible fixed assets	14,267	Reserve for employees' bonuses	3,110
Deferred charges for debentures	485	Reserve for employees' retirement benefits	16,600
Deferred tax assets	44,171	Reserve for directors' retirement benefits	147
Customers' liabilities for acceptances and guarantees	37,692	Reserve for credit losses on off-balance-sheet instruments	1,076
Reserve for possible loan losses	(56,857)	Acceptances and guarantees	37,692
		Total liabilities	5,806,919
		(Net assets)	
		Capital stock	419,781
		Capital surplus	33,333
		Retained earnings	384,055
		Treasury stock	(1)
		Total owners' equity	837,168
		Net unrealized gains(losses) on available-for-sale securities, net of taxes	(17,534)
		Net deferred gains(losses) on hedging instruments, net of taxes	(3,061)
		Foreign currency translation adjustments	(245)
		Total valuation and translation adjustments	(20,841)
		Minority interests	679
		Total net assets	817,006
Total assets	6,623,926	Total liabilities and net assets	6,623,926

Consolidated Statement of Income

(For the six-month period ended September 30, 2007)

(In millions of yen)

Operating income		110,085
Interest income	69,514	
Interest on loans and bills discounted	49,309	
Interest and dividends on securities	15,892	
Fees and commissions	7,980	
Trading income	3,904	
Other operating income	23,804	
Other income	4,881	
Operating expenses		87,029
Interest expenses	41,578	
Interest on deposits	7,889	
Interest on debentures	7,368	
Fees and commissions	759	
Trading losses	72	
Other operating expenses	14,021	
General and administrative expenses	26,028	
Other expenses	4,570	
Operating profits		23,055
Extraordinary gains		5,913
Extraordinary losses		127
Income before income taxes and minority interests		28,841
Provision for income taxes		1,044
Deferred income taxes		(15,006)
Minority interests in net income		54
Net income		42,748

Consolidated Statement of Changes in Net Assets

(For the six-month period ended September 30, 2007)

(In millions of yen)

	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Owners' equity total
Balance at the beginning of the period	419,781	33,333	346,410	(0)	799,524
Changes of items during the period					
Cash dividends			(5,103)		(5,103)
Net income			42,748		42,748
Purchase of treasury stock				(0)	(0)
Net changes of items other than owners' equity					
Total changes of items during the period			37,645	(0)	37,644
Balance at the end of the period	419,781	33,333	384,055	(1)	837,168

	Valuation and translation adjustments				Minority interest	Net assets total
	Net unrealized gains(losses) on available-for-sale securities, net of taxes	Net deferred gains(losses) on hedging instruments, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at the beginning of the period	(6,774)	(2,378)	1,392	(7,760)	717	792,480
Changes of items during the period						
Cash dividends						(5,103)
Net income						42,748
Purchase of treasury stock						(0)
Net changes of items other than owners' equity	(10,760)	(682)	(1,637)	(13,080)	(38)	(13,118)
Total changes of items during the period	(10,760)	(682)	(1,637)	(13,080)	(38)	24,526
Balance at the end of the period	(17,534)	(3,061)	(245)	(20,841)	679	817,006

Consolidated Statement of Cash Flows

(For the six-month period ended September 30, 2007)

(In millions of yen)

I Cash flows from operating activities:	
Income before income taxes and minority interests	28,841
Depreciation and amortization	2,348
Net change in reserve for possible loan losses	(5,687)
Net change in reserve for employees' bonuses	(1,119)
Net change in reserve for employees' retirement benefits	(197)
Net change in reserve for directors' retirement benefits	147
Net change in reserve for credit losses on off-balance-sheet instruments	(295)
Interest income (accrual basis)	(69,514)
Interest expenses (accrual basis)	41,578
Net gains/losses on securities	4,401
Net gains/losses on money held in trust	(153)
Net foreign exchange gains/losses	5,023
Net gains/losses on disposal of fixed assets	127
Net change in trading assets	(14,571)
Net change in trading liabilities	(8,195)
Net change in loans and bills discounted	(291,262)
Net change in deposits	(39,565)
Net change in negotiable certificates of deposit	(153,450)
Net change in debentures	332,966
Net change in borrowed money (excluding subordinated debts)	8,100
Net change in due from banks (excluding due from the Bank of Japan)	3,348
Net change in call loans and bills bought and others	(3,698)
Net change in receivables under securities borrowing transactions	(528)
Net change in call money and bills sold and others	(128,153)
Net change in payables under securities lending transactions	19,636
Net change in foreign exchanges (asset)	(1,182)
Net change in foreign exchanges (liability)	(0)
Net change in corporate bonds	23,203
Interest and dividends received (cash basis)	67,980
Interest paid (cash basis)	(43,461)
Others (net)	(38,591)
Sub-total	(261,924)
Income taxes paid	(422)
Net cash used in operating activities	(262,346)
II Cash flows from investing activities:	
Purchase of securities	(1,716,502)
Proceeds from sales of securities	691,976
Proceeds from redemption of securities	1,281,387
Increase in money held in trust	(9,175)
Decrease in money held in trust	8,665
Purchase of tangible fixed assets	(721)
Purchase of intangible fixed assets	(2,039)
Proceeds from sales of tangible fixed assets	364
Proceeds from sales of intangible fixed assets	32
Net cash provided by investing activities	253,986
III Cash flows from financing activities:	
Issue of subordinated bonds	1,300
Dividends paid	(5,103)
Dividends paid to minority stockholders of consolidated subsidiaries	(92)
Purchase of treasury stock	(0)
Net cash used in financing activities	(3,896)
IV Net change in cash and cash equivalents	(12,257)
V Cash and cash equivalents at the beginning of the period	38,194
VI Cash and cash equivalents at the end of the period	25,937

Notes to Consolidated Financial Statements

(Principles of Consolidation)

(1) Scope of Consolidation

① Consolidated subsidiaries 16

Major subsidiaries:

Aozora Trust Bank,Ltd.

AOZORA Loan Services Co., Ltd.

Aozora GMAC Investment Limited

In addition, Acorn holdings and Acorn One have been established and consolidated since this interim period.

② Unconsolidated subsidiaries

Major unconsolidated subsidiaries:

NCM Investments Corporation

The consolidated financial statements do not include the accounts of unconsolidated subsidiaries because combined total assets, total income, net income and retained earnings would not have had a material effect on the consolidated financial statements.

(2) Affiliates accounted for under the equity method

① Unconsolidated subsidiaries and affiliated companies accounted for using the equity method : 0

② Unconsolidated subsidiaries and affiliated companies not accounted for using the equity method :

Major unconsolidated subsidiaries and affiliated companies

NCM Investments Corporation

Vietnam International Leasing, Co., Ltd.

Investments in the remaining unconsolidated subsidiaries and affiliated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

(3)Interim period ends of consolidated subsidiaries

①Interim period end dates of consolidated subsidiaries are as listed below:

End of August	2
End of September	14

②For consolidated subsidiaries for which the interim period end is the end of August, the financial statements as of the interim period end were consolidated. Necessary adjustments have been made for significant transactions undertaken between this interim period end and the interim period end dates shown above.

(Notes on Consolidated Balance Sheet)

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2. Transactions performed in the pursuit of gains from short-term movements of interest rates, currency exchange rates, securities market prices and other indices ("the trading purpose" hereinafter) are booked in "Trading Assets" or "Trading Liabilities" on the consolidated balance sheet on the trade date.
   "Trading Assets" and "Trading Liabilities" are valued based on the mark-to-market method.
3. Valuation methods for the securities are as follows. The mark-to-market method is applied for "trading securities" (except the positions booked in the "Trading Assets" and "Trading Liabilities" (see item 2)) with the costs calculated on a moving average basis. The amortized cost method (with straight-line amortization) is applied for "held-to-maturity bonds". The cost method (with moving average cost-base) is applied for "stocks in subsidiaries and affiliates". The mark-to-market method is applied for securities held for other purposes ("available-for-sale securities"), if they have a market price (with the costs basically calculated on a moving average basis), and either the cost method or the amortized cost method if they do not. However, the Bank's U.S subsidiary, Aozora GMAC Investments LLC, applies the equity method of accounting for investments made in limited liability companies.

The valuation gains or losses, net of applicable taxes, from these positions are directly booked into the net assets.

4. For interests in investment business limited partnerships, associations under the Civil Code and silent partnerships, Aozora Bank, Ltd. ("the Bank"), in principle, records net assets and net income of those partnerships as assets and profits or losses in proportion to the Bank's shares of interests based on their financial statements or interim financial statements.

5. Securities that are components of trust assets recorded in "Money held in trust" are marked by the same method in items 3 and 4 shown above.

6. Derivative transactions booked outside "Trading Assets" or "Trading Liabilities" are valued based on the mark-to-market method.

7. For depreciation of tangible fixed assets, the Bank adopts the straight-line method for buildings and the declining-balance method for other tangible fixed assets. The Bank states depreciation expenses for a 6-month period by allocating an estimated annual depreciation amount. The main useful life is as follows:

   Buildings: 15～50 years
   Equipment: 5～15 years

   Consolidated subsidiaries adopt the declining-balance method based on the estimated useful life of tangible fixed assets.

   Depreciation expenses for tangible fixed assets obtained after April 1, 2007, were calculated in accordance with the method set forth in a 2007 tax law revision. The impact due to this change is not material.

   Where tangible fixed assets obtained prior to March 31, 2007, are concerned, fully depreciated, the salvage values of these assets are depreciated over 5 years using the straight-line method. The impact due to this change is not material.

8. Intangible fixed assets are amortized using the straight-line method. Software for internal use is depreciated over the estimated useful life (mainly five years) using the straight-line method by the Bank and consolidated subsidiaries.

9. Deferred assets related to debentures and corporate bonds issued by the Bank are amortized as follows:

   (1) Deferred issuance costs for debentures classified as "Deferred charges for debentures" were recorded as assets and amortized using the straight-line method over the life of debentures.

   Deferred issuance costs for debentures as of March 31, 2006, have been amortized by the straight-line method over the 3 years period stipulated in the Enforcement Regulations of the Commercial Code of Japan, applying the previous accounting standard as a transitional approach based on PITF No. 19, "Tentative Solution on Accounting for Deferred Assets" issued by the Accounting Standards Board of Japan (the "ASBJ") on August 11, 2006.

   (2) Deferred corporate bond issue cost in "Other assets" is amortized over the life of the corporate bond.

10. Assets and liabilities denominated in foreign currencies held by the Bank are converted into Japanese yen at the exchange rates prevailing at the consolidated balance sheet date, except for equities of subsidiaries and affiliated companies which should be converted at historical rates.

   Assets and liabilities denominated in foreign currencies, held by consolidated subsidiaries are converted into Japanese yen at the exchange rates as of the consolidated balance sheet date.

   Up to the previous year, the current rate at the consolidated balance sheet date was applied to convert profits and losses of foreign subsidiaries' financial statements. However, from this interim term, the average rate over the period was applied.

   This change was made due to the fact that the materiality of foreign subsidiaries was increasing as well as to reflect more accurately the profits and losses throughout the period on the consolidated financial statements.

   As a result, both operating income and income before income taxes and others increased by 424 million yen.

11. Write-offs of loans and reserves for possible loan losses are provided as follows according to the internal procedures for write-offs and reserves:

   Loans to borrowers under legal proceedings, such as bankruptcy or liquidation, and to borrowers in

similar conditions, are written off except for collectible collateral upon disposition and guarantees. Such amounts are deemed irrecoverable and deducted from the loan. As of the consolidated balance sheet date, the written off irrecoverable amount totaled ¥ 7,595 million.

For loans to borrowers not yet bankrupt but likely to fall into bankruptcy, the necessary specific reserve is determined from the amount of loans, except for collectible collateral upon their disposition and guarantees depending on the assessment of the borrower's payment ability.

For other loans, a general reserve is calculated based on the estimated loan-loss ratio using historical loan-loss data over a certain period in the past. For loans to specific overseas borrowers, the amount of possible losses expected due to political or economic reasons in specific countries is calculated as reserve for loans to restructuring countries.

All loans are monitored in line with the internal rating rule and the internal self-assessment standard. The front office reviews the internal credit ratings of debtors in accordance with the 'borrower categories' and the Credit Divisions approve them and the Credit Review Division, which is independent of the front office, examines the credit risk management, including the appropriateness of the internal credit ratings. Also, the Credit Review Division review the appropriateness of the internal credit ratings and borrower categories at the end of this interim period on a sampling basis.

Based upon the borrower categories at the end of this interim period, determined by the aforementioned process, the front office computes the write-offs and the reserves, and the Credit Risk Management Division and the Credit Review Division crosschecks and verifies the figures.

With regard to the reserves for possible loan losses of the consolidated subsidiaries, the general reserve is calculated for the amount of estimated loan-loss using historical loan-loss data over a certain period in the past. For loans for in danger of bankruptcy borrowers and de facto bankrupt and bankrupt borrowers, the specific reserve is calculated or uncollectible loans are written off for the uncollectible amount after it has been individually estimated.

12. The reserve for employees' bonus is recorded for the payment of bonuses to employees based on estimated amounts of future payments attributable to the current period.

13 The reserve for retirement benefits is recorded for the accrued amount at the consolidated balance sheet date based on actuarial estimates of retirement benefit obligations less accumulated pension assets as of the year-end date.

Prior service cost is amortized using the straight-line method over 9 years.

Unrecognized actuarial loss is amortized using the straight-line method over 5 years within the average remaining employment period of employees commencing from the next fiscal year after incurrence.

14. Prior to April 1, 2007, retirement benefits for directors were recorded as expenses upon payment. On April 13, 2007, the Japanese Institute of Certified Public Accountants, ("JICPA") Audit and Assurance Committee issued opinion No.42, "Audit treatment for regulatory deposit, reserve or deposit and allowance for retirement benefit for officers." This new accounting regulation was implemented from the interim accounting period commencing April 1, 2007, and was applied by the Bank from this interim accounting period. The estimated amount of retirement benefit that is expected to occur by the end of this interim period has been recorded as reserve for directors' retirement benefits.

As a result, general and administrative expenses increased by 147 million JPY, extraordinary loss increased by the same amount, and this led to decreases of 147 million JPY in operating profits and income before taxes and others respectively.

15. Reserve for credit losses on off-balance-sheet instruments is recorded for credit losses on commitments to extend loans and other off-balance-sheet financial instruments based on an estimated loss ratio or individually estimated loss amount determined by the same method used in determining the reserve for possible loan losses.

16. Finance leases of the Bank and the domestic subsidiaries under which the ownership of the property is not deemed transferred to the lessee are accounted for as operating leases.

17. For hedge accounting to control interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of hedge accounting, in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24, February 13, 2002). The effectiveness of hedging for the

purpose of offsetting market fluctuation is assessed as follows: the Bank categorizes hedging objectives such as deposits or lending and hedging instruments such as interest rate swaps as groups with fixed remaining periods until maturity and determines the value of each group.

18. For hedge accounting to control exchange rate risk arising from financial assets and liabilities denominated in foreign currencies, the Bank uses the deferral method of hedge accounting in accordance with "Accounting and Auditing Treatment to Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25, July 29, 2002). The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows: the Bank specifies currency swap transactions and forward exchange transactions, for the purpose of offsetting exchange rate risks of financial assets and liabilities denominated in foreign currencies, as hedging instruments, and the Bank verifies the effectiveness of hedging by confirming if foreign currency positions arising from hedging instruments are equivalent to hedged objects which are financial assets and liabilities denominated in foreign currencies.

Also, in order to hedge the exchange rate risk of "Available-for-sale securities" denominated in foreign currencies, except bonds, the Bank specifies the names of securities denominated in foreign currencies in advance, and applies fair value hedging to the specified securities as comprehensive hedging on the condition that foreign currency denominated liabilities, including forward contracts, exceed acquisition costs of those securities.

19. For internal contracts and derivative transactions between the trading account and other accounts or between companies within the scope of consolidation, the Bank conducts operations in compliance with the standard for external cover transactions for interest rate swap transactions and currency rate swap transactions which the Bank has specified as hedging instruments. This standard, prescribed by JICPA Industry Audit Committee Report No.24 and No.25, excludes arbitrariness and enables the Bank to conduct strict hedging operations. Consequently, the Bank does not offset income and expenses incurred from such interest rate swap transactions or currency rate swap transactions, and instead recognizes or defers gain and loss.

20. Consumption tax and local consumption tax of the Bank and domestic consolidated subsidiaries are excluded from transaction amounts.

21. Equity (or investment) of related companies (excluding equity (or investment) in consolidated subsidiaries) totals ¥ 13,340 million.

22. Accumulated depreciation of tangible fixed assets totals ¥ 22,531 million.

23. Accumulated deferred gains of ¥ 611 million on sales of tangible fixed assets are deducted from the acquisition cost of newly acquired tangible fixed assets.

24. Loans to bankrupt companies total ¥ 5,551 million, and past due loans total ¥ 26,026 million.

"Loans to bankrupt companies" are loans for which uncollected interest has not been accrued because collection or payment of principal or interest cannot be anticipated due to substantial duration of the delay of the said payment, or due to any of the events specified in (a) through (e) in Article 96, Paragraph 1, Subsections 3 and 4 of the Corporation Tax Law Enforcement Regulations (Cabinet Order No.97, 1965). (This excludes the amounts already written off, which hereafter shall be called "non-accrual loans".)

"Past due loans" refers to non-accrual loans except for loans to bankrupt companies and loans to companies for which concessions on payment of interests were made in order to assist the reorganization of borrowers.

25. There are no loans overdue for 3 months or more.

"Loans overdue for 3 months or more" refers to those loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt companies and past due loans.

26. Restructured loans total ¥ 7,832 million.

"Restructured loans" refers to those loans, excluding loans to bankrupt companies, past due loans and loans overdue for 3 months or more, for which agreement was reached to provide a reduction or a moratorium on interest payments, or concessions in the borrower's favor on interest or principal payments or to waive claims for the purpose of assisting the reconstruction of insolvent borrowers.

27. Loans to bankrupt companies, past due loans, loans overdue for 3 months or more and restructured

loans total ¥39,410 million.

Reserve for possible loan losses is not deducted from the amounts of loans stated in items 24 to 27 above.

Loans whose right of rescission has been exercised in line with the defect protection clause described in the Share Purchase Agreement that SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co. Ltd. (currently Tokio Marine and Nichido Fire Insurance Co. Ltd.), other financial institutions, the Deposit Insurance Corporation and the Bank signed for the transfer of the Bank's stock on June 30, 2000, and for which validity has been established, are not included in the amounts of loans stated in items 24 to 27 above. Such loans total ¥15,305 million.

28. The amount of loans recorded as sold under loan participation in accordance with "Accounting and Display for Loan Participation" (JICPA Accounting System Committee Report No.3, June 1, 1995), totals ¥70,222 million.

29. In accordance with JICPA Industry Audit Committee Report No.24, discounting bills are treated as monetary transactions. The face value of commercial bills, acquired by the Bank through discount, which the Bank has the right to sell or pledge, totals ¥4,122 million.

30. Pledged assets are as follows:

Pledged assets	
Securities	¥350,741 million
Loans and bills discounted	217,145
Liabilities related to the pledged assets	
Negotiable certificates of deposit	¥ 17,000 million
Call money and bills sold	80,000
Payables under repurchase agreements	21,354
Payables under securities lending transactions	165,884
Borrowed money	99,300

In addition, cash and due from banks amounting to ¥ 1,630 million and Securities amounting to ¥ 121,147 million are pledged as collateral for exchange settlements, derivative transactions, etc. or as substitute for margin calls for futures transactions.

31. Corporate bonds includes subordinated bonds to the amount of 1,300 million JPY.

32. Corporate bonds classified as "Securities" includes the guarantee obligation which the Bank accepted in the private offering (stipulated in the Financial Instruments and Exchange Law, Article 2, Paragraph 3), amounting to ¥3,264 million.

33. Net assets per share is ¥386.01.

34. Market value of securities, unrealized gain/loss and other related matters are as below. They include "Securities" and claims on loan trust in "Monetary claims bought". (Also see 35.)

(1)Held-to-maturity bonds that have market prices or reasonably determinable prices

	Book Value (million yen)	Fair Market Value (million yen)	Difference (million yen)
Japanese Government Bonds	3,527	3,528	1
Total	3,527	3,528	1

(2)Available-for-sale securities that have market prices or reasonably determinable prices

	Cost (million yen)	Book Value (million yen)	Difference (million yen)
Japanese Stocks	1,554	1,859	305
Japanese debt securities	820,642	815,760	(4,881)
Government bonds	817,719	812,839	(4,879)
Local government bonds	2,358	2,355	(3)
Corporate bonds	564	565	1
Others	422,541	409,583	(12,958)
Foreign bonds	273,540	261,911	(11,629)
Others	149,001	147,671	(1,329)
Total	1,244,738	1,227,203	(17,534)

The above "Others" include securities, which are component assets of partnerships recorded in "Securities" and are valued at the market price as available-for-sale securities. The above "Difference" is stated as "Net unrealized gains (or losses) on securities available-for-sale, net of taxes" in the net assets. With regard to marketable securities, except for trading securities, if the market value falls as much as or more than 30% of the acquisition cost, the Bank judges that market value has fallen considerably and is irrecoverable and, in principle, writes down the carrying costs of securities. The Bank wrote off marketable securities in this term to the amount of ¥ 4,638 million.

35. Securities that do not have market prices or reasonably determinable prices are as follows:

Type of securities	Book value (million yen)
Stocks in non-consolidated subsidiaries and affiliates:	
Stocks in subsidiaries	42
Stocks in affiliates	142
Investment in partnerships	13,155
Available-for-sale securities:	
Unlisted Japanese stocks	33,696
Unlisted foreign securities	97,013
Unlisted Japanese debt securities	64,204
Claims on loan trusts	29,813
Investments in partnerships	80,866
Others	11

36. Details of money held in trust classified by holding purpose are as follows:

(1) Money held in trust for held-to-maturity purpose

None

(2) Available-for-sale money held in trust (except investment purpose and held-to-maturity purpose)

	Cost (million yen)	Book value (million yen)	Difference (million yen)
Available-for-sale money held in trust	781	781	-

37. There are no securities loaned in line with uncollateralized loan contracts for consumption, for use or for lease contracts.

Of uncollateralized securities borrowed, securities purchased under resale agreements and securities borrowed under repurchase agreements which can be sold or pledged, none of the securities were pledged or loaned as second collateral and the Bank still holds securities to the value of ¥ 284,992 million at the consolidated balance sheet date.

38. Overdraft contracts and loan commitment line contracts, etc., are contracts whereby the Bank promises to extend loans up to certain credit lines in response to customers' requests, unless the contract is breached. Unused amounts within the credit lines of these contracts total ¥ 803,927 million, including ¥ 577,983 million of less than 1 year duration.

39. The estimated period accountable for possible future taxable income to calculate deferred tax assets was

changed from one year to three years form this interim term since the Bank has taxable income due to stable business results, and has improved the probability of achieving projections set out in the "Business Revitalization Plan", which was revised in August 2007.

40. On June 15, 2007, the ASBJ revised Accounting Standard No. 10 "Financial Instrument Accounting" and on July 4, 2007, JICPA revised JICPA report No. 14, "Practical guidelines for Financial Instrument Accounting" with regard to the scope of securities. These accounting regulations were to be applied from the interim accounting period closed in the year following the implementation of the Financial Instruments and Exchange Law. The Bank applied this accounting regulation from this interim accounting period.

(Notes on Consolidated Statement of Income)

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2. Net income per share is ¥ 25.90.
3. Diluted net income per share is ¥ 20.20.
4. Gains or losses on the transactions of "Trading Assets" or "Trading Liabilities" (interest received/paid, dividend, gains/losses on sales, and valuation gains/losses) have been recorded in "Trading income" or "Trading expenses" on the transaction date basis in the consolidated statement of income.
5. "Other expenses" include written-off of claims amounting to ¥ 954 million and written-off of stocks amounting to ¥ 717 million.
6. "Extraordinary profits" include reversal of reserve for possible loan losses amounting to ¥ 5,395 million, reversal of reserve for credit losses on off-balance-sheet instruments amounting to ¥ 295 million.

(Notes on Consolidated Statement of Changes in Net Assets)

1. Status of issued shares and number of treasury stocks are, as follows.

(Unit: thousand shares)

	Number of shares at the beginning of the period	Number of increased shares during the period	Number of decreased shares during the period	Number of shares at the end of the period	Notes
Outstanding stocks					
Common Stock	1,650,147	-	-	1,650,147	
4th Preferred Stock	24,072	-	-	24,072	
5th Preferred Stock	258,799	-	-	258,799	
Total	1,933,018	-	-	1,933,018	

(Unit: thousand shares)

	Number of shares at the beginning of the period	Number of increased shares during the period	Number of decreased shares during the period	Number of shares at the end of the period	Notes
Treasury Stock					
Common Stock	1,752	1,180	-	2,932	Increase due to the undertaking of odd lots securities
Total	1,752	1,180	-	2,932	

2. The Bank's dividends are as follows:

The dividends paid during the current period.

Resolution	Type of stocks	Dividends (Unit: million yen)	Dividends per share	Standard Date	Effective Date
Board meeting held on 2007/5/31	Common Stock	2,937	¥1.78	2007/3/31	2007/6/28
	4th Preferred Stock	240	10.00	2007/3/31	2007/6/28
	5th Preferred Stock	1,925	7.44	2007/3/31	2007/6/28

(Notes on Consolidated Statement of Cash Flows)

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2. Cash and cash equivalents in the consolidated statement of cash flows are defined as cash on hand and due from the Bank of Japan.
3. As of September 30, 2007, the difference between cash and due from banks on the consolidated balance sheet and cash and cash equivalents on the consolidated statement of cash flows is as follows:

Cash and due from banks	¥116,741 million
Due from banks (excluding due from the Bank of Japan)	(90,804)
Cash and cash equivalents	¥25,937 million

Comparative Consolidated Balance Sheets

(In millions of yen)

	As of Sep.30,'07 (A)	As of Sep.30,'06 (B)	(A) − (B)	As of Mar. 31, '07 (C)	(A) − (C)
(Assets)					
Cash and due from banks	116,741	105,857	10,884	132,433	(15,692)
Call loans and bills bought	185,692	230,707	(45,015)	178,826	6,866
Receivables under securities borrowing transactions	282,443	453,638	(171,195)	281,914	529
Monetary claims bought	121,907	89,333	32,574	125,074	(3,167)
Trading assets	82,091	74,644	7,447	67,519	14,572
Money held in trust	9,877	10,215	(338)	9,213	664
Securities	1,651,628	1,818,477	(166,849)	1,918,895	(267,267)
Loans and bills discounted	3,971,671	3,489,272	482,399	3,684,601	287,070
Foreign exchanges	9,765	9,705	60	8,583	1,182
Other assets	128,028	128,495	(467)	95,354	32,674
Tangible fixed assets	24,318	24,563	(245)	24,830	(512)
Intangible fixed assets	14,267	9,755	4,512	14,186	81
Deferred charges for debentures	485	270	215	340	145
Deferred tax assets	44,171	28,039	16,132	29,169	15,002
Customers' liabilities for acceptances and guarantees	37,692	28,187	9,505	35,621	2,071
Reserve for possible loan losses	(56,857)	(62,369)	5,512	(62,571)	5,714
Total assets	6,623,926	6,438,795	185,131	6,543,994	79,932
(Liabilities)					
Deposits	2,291,359	2,339,339	(47,980)	2,330,925	(39,566)
Negotiable certificates of deposit	749,530	982,010	(232,480)	902,980	(153,450)
Debentures	1,783,492	1,232,500	550,992	1,450,525	332,967
Call money and bills sold	197,440	329,442	(132,002)	313,213	(115,773)
Payables under repurchase agreements	21,354	42,301	(20,947)	33,734	(12,380)
Payables under securities lending transactions	165,884	209,244	(43,360)	146,248	19,636
Trading liabilities	56,310	76,327	(20,017)	64,506	(8,196)
Borrowed money	231,915	203,419	28,496	223,815	8,100
Foreign exchanges	1	2	(1)	1	(0)
Corporate bonds	123,971	99,463	24,508	99,467	24,504
Other liabilities	127,033	113,102	13,931	128,081	(1,048)
Reserve for employees' bonuses	3,110	2,685	425	4,223	(1,113)
Reserve for employees' retirement benefits	16,600	16,435	165	16,798	(198)
Reserve for directors' retirement benefits	147	-	147	-	147
Reserve for credit losses on off-balance-sheet instruments	1,076	1,520	(444)	1,372	(296)
Acceptances and guarantees	37,692	28,187	9,505	35,621	2,071
Total liabilities	5,806,919	5,675,983	130,936	5,751,514	55,405
(Net assets)					
Capital stock	419,781	419,781	-	419,781	-
Capital surplus	33,333	33,333	-	33,333	-
Retained earnings	384,055	318,254	65,801	346,410	37,645
Treasury stock	(1)	(0)	(1)	(0)	(1)
Total owners' equity	837,168	771,368	65,800	799,524	37,644
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(17,534)	(7,395)	(10,139)	(6,774)	(10,760)
Net deferred gains(losses) on hedging instruments, net of taxes	(3,061)	(2,316)	(745)	(2,378)	(683)
Foreign currency translation adjustments	(245)	530	(775)	1,392	(1,637)
Total valuation and translation adjustments	(20,841)	(9,181)	(11,660)	(7,760)	(13,081)
Minority interests	679	625	54	717	(38)
Total net assets	817,006	762,812	54,194	792,480	24,526
Total liabilities and net assets	6,623,926	6,438,795	185,131	6,543,994	79,932

0047

Comparative Consolidated Statements of Income (Main Items)

(In millions of yen)

	Sep. 2007 6 months (A)	Sep. 2006 6 months (B)	Difference (A) − (B)	Mar. 2007 1 year
Operating income	110,085	96,710	13,375	197,545
Interest income	69,514	51,074	18,440	110,423
Interest on loans and discounts	49,309	34,697	14,612	76,458
Interest and dividends on securities	15,892	11,668	4,224	25,120
Fees and commissions	7,980	8,717	(737)	17,834
Trading income	3,904	3,149	755	5,452
Other operating income	23,804	27,223	(3,419)	54,030
Other income	4,881	6,545	(1,664)	9,804
Operating expenses	87,029	63,358	23,671	135,140
Interest expenses	41,578	29,368	12,210	65,539
Interest on deposits	7,889	5,413	2,476	12,350
Interest on debentures	7,368	3,374	3,994	8,367
Fees and commissions	759	885	(126)	1,798
Trading losses	72	0	72	0
Other operating expenses	14,021	1,832	12,189	6,004
General and administrative expenses	26,028	26,308	(280)	52,795
Other expenses	4,570	4,962	(392)	9,002
Operating profits	23,055	33,352	(10,297)	62,405
Extraordinary gains	5,913	20,281	(14,368)	20,011
Extraordinary losses	127	345	(218)	1,384
Income before income taxes and minority interests	28,841	53,287	(24,446)	81,031
Provision for income taxes	1,044	283	761	910
Deferred income taxes	(15,006)	(442)	(14,564)	(1,572)
Minority interest in net income	54	91	(37)	183
Net income	42,748	53,354	(10,606)	81,510

Comparative Consolidated Statements of Changes in Net Assets

(For the six-month ended September 30, 2006) (In millions of yen)

	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of previous period	419,781	33,333	270,890	(0)	724,005
Changes of items during the period					
Dividends from surplus			(5,987)		(5,987)
Bonus paid to director			(3)		(3)
Net income			53,354		53,354
Net changes of items other than owners' equity					
Total changes of items during the period			47,363		47,363
Balance at the end of the current period	419,781	33,333	318,254	(0)	771,368

	Valuation and translation adjustments				Minority interests	Net assets total
	Net unrealized gains(losses) on available-for-sale securities, net of taxes	Net deferred gains(losses) on hedging instruments, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at the end of previous period	(683)	-	64	(619)	658	724,044
Changes of items during the period						
Dividends from surplus						(5,987)
Bonus paid to director						(3)
Net income						53,354
Net changes of items other than owners' equity	(6,712)	(2,316)	466	(8,562)	(33)	(8,596)
Total changes of items during the period	(6,712)	(2,316)	466	(8,562)	(33)	38,767
Balance at the end of the current period	(7,395)	(2,316)	530	(9,181)	625	762,812

(For the fiscal year ended March 31, 2007) (In millions of yen)

	Owners' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of previous period	419,781	33,333	270,890	(0)	724,005
Changes of items during the period					
Dividends from surplus			(5,987)		(5,987)
Bonus paid to director			(3)		(3)
Net income			81,510		81,510
Treasury stock acquired during the period				(0)	(0)
Net changes of items other than owners' equity					
Total changes of items during the period			75,519	(0)	75,518
Balance at the end of the current period	419,781	33,333	346,410	(0)	799,524

	Valuation and translation adjustments				Minority interests	Net assets total
	Net unrealized gains(losses) on available-for-sale securities, net of taxes	Net deferred gains(losses) on hedging instruments, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at the end of previous period	(683)		64	(619)	658	724,044
Changes of items during the period						
Dividends from surplus						(5,987)
Bonus paid to director						(3)
Net income						81,510
Treasury stock acquired during the period						(0)
Net changes of items other than owners' equity	(6,090)	(2,378)	1,327	(7,141)	58	(7,082)
Total changes of items during the period	(6,090)	(2,378)	1,327	(7,141)	58	68,435
Balance at the end of the current period	(6,774)	(2,378)	1,392	(7,760)	717	792,480

0049

Comparative Consolidated Statements of Cash Flows

(In millions of yen)

	Sep. 2007 6 months (A)	Sep. 2006 6 months (B)	Difference (A)−(B)	Mar. 2007 1 year
I Cash flows from operating activities:				
Income before income taxes and minority interests	28,841	53,287	(24,446)	81,031
Depreciation and amortization	2,348	784	1,564	3,843
Net change in reserve for possible loan losses	(5,687)	(19,316)	13,629	(19,115)
Net change in reserve for employees' bonuses	(1,119)	2,685	(3,804)	4,213
Net change in reserve for employees' retirement benefits	(197)	103	(300)	466
Net change in reserve for directors' retirement benefits	147	-	147	-
Net change in reserve for credit losses on off-balance-sheet instruments	(295)	(419)	124	(568)
Interest income (accrual basis)	(69,514)	(51,074)	(18,440)	(110,423)
Interest expense (accrual basis)	41,578	29,368	12,210	65,539
Net gains/losses on securities	4,401	(10,330)	14,731	(16,173)
Net gains/losses on money held in trust	(153)	(99)	(54)	(274)
Net foreign exchange gains/losses	5,023	(6,038)	11,061	(11,376)
Net gains/losses on disposal of fixed assets	127	345	(218)	1,384
Net change in trading assets	(14,571)	19,241	(33,812)	26,366
Net change in trading liabilities	(8,195)	(28,581)	20,386	(40,402)
Net change in loans and bills discounted	(291,262)	(352,539)	61,277	(547,168)
Net change in deposits	(39,565)	13,856	(53,421)	5,442
Net change in negotiable certificates of deposit	(153,450)	111,186	(264,636)	32,156
Net change in debentures	332,966	171,644	161,322	390,194
Net change in borrowed money (excluding subordinated debts)	8,100	118,004	(109,904)	138,629
Net change in due from banks (excluding due from the Bank of Japan)	3,348	(9,157)	12,505	(32,696)
Net change in call loans and bills bought and others	(3,698)	(16,190)	12,492	(50)
Net change in receivables under securities borrowing transactions	(528)	(153,268)	152,740	18,455
Net change in call money and bills sold and others	(128,153)	(62,567)	(65,586)	(87,363)
Net change in payables under securities lending transactions	19,636	2,589	17,047	(60,406)
Net change in foreign exchanges (asset)	(1,182)	1,243	(2,425)	2,366
Net change in foreign exchanges (liability)	(0)	0	(0)	(0)
Net change in corporate bonds	23,203	99,463	(76,260)	99,467
Interest and dividends received (cash basis)	67,980	49,112	18,868	104,904
Interest paid (cash basis)	(43,461)	(26,755)	(16,706)	(59,327)
Others (net)	(38,591)	(27,590)	(11,001)	13,949
Sub-total	(261,924)	(91,010)	(170,914)	3,066
Income taxes paid	(422)	(1,341)	919	(1,068)
Net cash provided by/used in operating activities	(262,346)	(92,351)	(169,995)	1,997
II Cash flows from investing activities:				
Purchase of securities	(1,716,502)	(2,765,015)	1,048,513	(5,041,397)
Proceeds from sales of securities	691,976	426,610	265,366	866,634
Proceeds from redemption of securities	1,281,387	2,173,820	(892,433)	3,926,389
Increase in money held in trust	(9,175)	(27,197)	18,022	(37,788)
Decrease in money held in trust	8,665	23,387	(14,722)	35,154
Purchase of tangible fixed assets	(721)	(2,440)	1,719	(4,299)
Purchase of intangible fixed assets	(2,039)	-	(2,039)	(8,198)
Proceeds from sales of tangible fixed assets	364	8	356	178
Proceeds from sales of intangible fixed assets	32	-	32	1,106
Net cash provided by/used in investing activities	253,986	(170,826)	424,812	(262,219)
III Cash flows from financing activities:				
Issue of subordinated bonds	1,300	-	1,300	-
Dividends paid	(5,103)	(5,987)	884	(5,987)
Dividends paid to minority stockholders of consolidated subsidiaries	(92)	(123)	31	(123)
Purchase of treasury stock	(0)	-	(0)	(0)
Net cash provided by/used in financing activities	(3,896)	(6,110)	2,214	(6,111)
IV Net change in cash and cash equivalents	(12,257)	(269,289)	257,032	(266,333)
V Cash and cash equivalents at the beginning of the period	38,194	304,527	(266,333)	304,527
VI Cash and cash equivalents at the end of the period	25,937	35,238	(9,301)	38,194

0050

Segment Information

(1)Business Segment Information (for the 1st half of FY 2007 ended September 30, 2007)

The Group is engaged in banking and other related activities such as a trust business.
Segment information for other related activities, however, are not presented as the percentage of other activities is not material, compared to that of the banking business

(2)Geographic Segment Information (for the 1st half of FY 2007 ended September 30, 2007)

Information about geographic segments for the 1st half of FY 2007 ended September 30, 2007 is as follows:

(In millions of yen)

	Japan	America	Europe	Asia	Subtotal	Eliminations /corporate	Consolidated
Operating income							
(1)External customers	90,578	13,108	4,246	2,151	110,085	-	110,085
(2)Inter-segment	9,818	-	1,562	1	11,382	(11,382)	-
Total	100,397	13,108	5,809	2,152	121,468	(11,382)	110,085
Operating expenses	85,826	6,406	4,767	1,867	98,867	(11,837)	87,029
Operating profits	14,570	6,702	1,041	285	22,600	455	23,055

Notes) 1. The head office and branches of Aozora Bank and consolidated subsidiaries are classified by the above geographic segments after taking into account geographic proximity, business similarity and mutual relations of activities.
Operating income and operating profits in the above table are equivalent to sales and net income for non-financial institutions.
2. "America" includes the U.S. and Cayman Islands. "Europe" includes the U.K. and Luxemburg. "Asia" includes Hong Kong.
3. Interest expenses on notes which were issued by consolidated subsidiaries in America and Europe segments and are held by the Bank are calculated based on an average yield of fundings of the Bank's international operation.
4. Up to the previous year, the current rate at the interim consolidated balance sheet date had been applied to translate profits and losses of foreign subsidiaries' financial statements. However, from this interim term, the average rate over the period was applied. As a result, operating income of America increased by 430 million yen and that of Asia increased by 71 million yen, while that of Europe decreased by 32 million yen. Operating profits of America increased by 425 million yen and that of Asia increased by 48 million yen, while that of Europe decreased by 49 million yen.
5. Depreciation expenses for tangible fixed assets obtained after April 1, 2007, were calculated in accordance with the method set forth in a 2007 tax-law revision. The impact on segment information due to this change is not material.
Where tangible fixed assets obtained prior to March 31, 2007, are concerned, fully depreciated, the salvage values of these assets are depreciated over 5 years using the straight-line method. The impact on segment information due to this change is not material.
6. Prior to April 1, 2007, retirement benefits for directors were recorded as expenses upon payment. From this interim term, the estimated amount of retirement benefit that is expected to occur by the end of this interim period has been recorded as expenses. As a result, operating expenses of Japan increased by 147 million yen operating profits of Japan decreased by the same amount.

(3)Foreign Operating Income (for the 1st half of FY 2007 ended September 30, 2007)

Foreign operating income for the 1st half of FY 2007 ended September 30, 2007 is as follows:

(In millions of yen)

Foreign operating income (A)	19,506
Consolidated operating income (B)	110,085
(A)/(B) (%)	17.7%

Notes) 1. Foreign operating income in the above table are equivalent to foreign sales for non-financial institutions.
2. Foreign operating income shows the sum of operating income of foreign consolidated subsidiaries excluding income from intra-group transactions. Since these transactions are not classified by domiciles of counterparties, segment information classified by countries or regions is not presented.
3. Up to the previous year, the current rate at the interim consolidated balance sheet date had been applied to translate profits and losses of foreign subsidiaries' financial statements. However, from this interim term, the average rate over the period was applied. As a result, foreign operating income increased by 469 million yen.

Per share information

		1H of FY 2006 (From April 1, 2006 to September 30, 2006)	1H of FY 2007 (From April 1, 2007 to September 30, 2007)	FY 2006 (From April 1, 2006 to March 31, 2007)
Net assets per share	JPY	337.31	386.01	369.81
Net income per share	JPY	37.64	25.90	52.59
Diluted net income per share	JPY	25.22	20.20	38.52

(Note) 1. Basis of calculation for Net assets per share is shown below.

		1H of FY 2006 (From April 1, 2006 to September 30, 2006)	1H of FY 2007 (From April 1, 2007 to September 30, 2007)	FY 2006 (From April 1, 2006 to March 31, 2007)
Net assets	JPY Mil	-	817,006	792,480
Deductible amount from net assets	JPY Mil	-	180,031	182,235
Preferred stocks	JPY Mil	-	179,351	179,351
Dividend for preferred stocks	JPY Mil	-	-	2,166
Minority interests	JPY Mil	-	679	717
Net assets belong to common stocks	JPY Mil	-	636,975	610,245
Number of common stocks	Thousand shares	-	1,650,144	1,650,145

2. Basis of calculation of Net income per share and Diluted net income per share is shown below.

		1H of FY 2006 (From April 1, 2006 to September 30, 2006)	1H of FY 2007 (From April 1, 2007 to September 30, 2007)	FY 2006 (From April 1, 2006 to March 31, 2007)
Net income per share				
Net income	JPY Mil	53,354	42,748	81,510
Net income not belong to common stockholders	JPY Mil	-	-	2,166
Dividend for preferred stocks	JPY Mil	-	-	2,166
Net income belongs to common stock	JPY Mil	53,354	42,748	79,344
Average number of common stock	Thousand shares	1,417,435	1,650,145	1,508,606
Diluted net income per share				
Adjustments for net income	JPY Mil	-	-	2,166
Dividend for preferred stocks	JPY Mil	-	-	2,166
Number of common stock could be potentially increased	Thousand shares	698,138	465,426	606,965
Preferred stocks	Thousand shares	698,138	465,426	606,965

Material Subsequent Event

Not applicable

Omission of disclosure

Notes concerning below items are omitted because of immateriality for timely disclosure: lease transactions and derivative transactions.

Notes concerning stock options and business combination are not applicable.

Non-Consolidated Balance Sheet as of September 30, 2007

(In millions of yen)

(Assets)		(Liabilities)	
Cash and due from banks	88,925	Deposits	2,328,351
Call loans	185,692	Negotiable certificates of deposit	749,530
Receivables under securities borrowing transactions	282,443	Debentures	1,787,492
Monetary claims bought	80,127	Call money	197,440
Trading assets	82,278	Payables under repurchase agreements	21,354
Money held in trust	8,446	Payables under securities lending transactions	165,884
Securities	2,186,113	Trading liabilities	56,310
Loans and bills discounted	3,517,123	Borrowed money	231,800
Foreign exchanges	9,765	Foreign exchanges	1
Other assets	128,899	Corporate bonds	99,971
Tangible fixed assets	22,076	Other liabilities	124,876
Intangible fixed assets	14,937	Reserve for employees' bonuses	2,345
Deferred charges for debentures	485	Reserve for retirement benefits	15,786
Deferred tax assets	43,382	Reserve for directors' retiremen benefits	121
Customers' liabilities for acceptances and guarantees	37,635	Reserve for credit losses on off balance-sheet instruments	1,115
Reserve for possible loan losses	(58,108)	Acceptances and guarantees	37,635
		Total liabilities	5,820,017
		(Net assets)	
		Capital stock	419,781
		Capital surplus	33,333
		Capital surplus reserve	33,333
		Retained earnings	379,696
		Earned surplus reserve	5,865
		Other retained earnings	373,831
		Earned surplus brought forward	373,831
		Treasury stock	(1)
		Total owners' equity	832,810
		Net unrealized losses on available-for sale securities, net of taxes	(17,541)
		Net deferred losses on hedging instruments, net of taxes	(3,061)
		Total valuation and translation adjustments	(20,602)
		Total net assets	812,207
Total assets	6,632,225	Total liabilities and net assets	6,632,225

Non-Consolidated Statement of Income

(For the six-month period ended September 30, 2007)

(In millions of yen)

Operating income		102,015
Interest income	66,279	
Interest on loans and discounts	34,205	
Interest and dividends on securities	28,340	
Fees and commissions	6,441	
Trading income	3,832	
Other operating income	21,084	
Other income	4,378	
Operating expenses		83,049
Interest expenses	41,608	
Interest on deposits	7,916	
Interest on debentures	7,386	
Fees and commissions	723	
Trading expenses	72	
Other operating expenses	14,025	
General and administrative expenses	23,309	
Other expenses	3,309	
Operating profits		18,966
Extraordinary profits		6,281
Extraordinary losses		125
Income before income taxes and others		25,122
Provision for income taxes and others		(82)
Deferred income taxes		(15,000)
Net income		40,204

Statement of Changes in Net Assets

(For the six-month period ended September 30, 2007)

(In millions of yen)

	Owners' equity							
	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total owners' equity
		Capital surplus reserve	Total capital surplus	Earned surplus reserve	Other retained earnings: Earned surplus brought forward	Total retained earnings		
Balance at the end of previous period	419,781	33,333	33,333	4,844	339,751	344,595	(0)	797,709
Changes of items during the period								
Dividends from surplus				1,020	(6,124)	(5,103)		(5,103)
Net income					40,204	40,204		40,204
Treasury stock acquired during the period							(0)	(0)
Net changes of items other than owners' equity								
Total changes of items during the period				1,020	34,080	35,101	(0)	35,100
Balance at the end of the current period	419,781	33,333	33,333	5,865	373,831	379,696	(1)	832,810

(In millions of yen)

	Valuation and translation adjustments			Total net assets
	Net unrealized gains (losses) on AFS securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Total valuation and translation adjustments	
Balance at the end of previous period	(6,793)	(2,378)	(9,172)	788,537
Changes of items during the period				
Dividends from surplus				(5,103)
Net income				40,204
Treasury stock acquired during the period				(0)
Net changes of items other than owners' equity	(10,747)	(682)	(11,429)	(11,429)
Total changes of items during the period	(10,747)	(682)	(11,429)	23,670
Balance at the end of the current period	(17,541)	(3,061)	(20,602)	812,207

Notes to Non-Consolidated Financial Statements

(Notes on Balance sheet)

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2. Transactions performed in the pursuit of gains from short-term movements of interest rates, currency exchange rates, securities market prices and other indices ("the trading purpose" hereinafter) are booked in "Trading Assets" or "Trading Liabilities" on the balance sheet on the trade date.
"Trading Assets" and "Trading Liabilities" are valued based on the mark-to-market method.
3. Valuation methods for the securities are as follows. The mark-to-market method is applied for "trading securities" (except the positions booked in the "Trading Assets" and "Trading Liabilities," (item 2)) with the costs calculated on a moving average basis. The amortized cost method (with straight-line amortization) is applied for "held-to-maturity bonds". The cost method (with moving average cost-base) is applied for "stocks in subsidiaries and affiliates". The mark-to-market method is applied for securities held for other purposes ("available-for-sale securities"), if they have a market price (with the costs basically calculated on a moving average basis), and either the cost method or the amortized cost method if they do not. The valuation gains or losses, net of applicable taxes, from these positions are directly booked into the net assets.
4. For interests in investment business limited partnerships, associations under the Civil Code and silent partnerships, Aozora Bank, Ltd. ("the Bank"), in principle, records net assets and net income of those partnerships as assets and profits or losses in proportion to the Bank's shares of interests based on their financial statements or interim financial statements.
5. Securities that are components of trust assets recorded in "Money held in trust" are marked by the same method as stated in items 3 and 4 shown above.
6. Derivative transactions booked outside "Trading Assets" or "Trading Liabilities" are valued based on the mark-to-market method.
7. For depreciation of tangible fixed assets, the Bank adopts the straight-line method for buildings and the declining-balance method for other tangible fixed assets. The Bank states depreciation expenses for a 6-month period by allocating an estimated annual depreciation amount. The main useful life is as follows:
Buildings: 15～50 years
Equipment: 5～15 years
Depreciation expenses for tangible fixed assets obtained after April 1, 2007, were calculated in accordance with the method set forth in a 2007 tax law revision. The impact due to this change is not material.
Where tangible fixed assets obtained prior to March 31, 2007 are concerned fully depreciated, the salvage values of these assets are depreciated over 5 years using the straight-line method. The impact due to this change is not material.
8. Intangible fixed assets are amortized using the straight-line method. Software for internal use is depreciated over the estimated useful life (five years).
9. Deferred assets related to debentures and corporate bonds issued by the Bank are amortized as follows:
(1) Deferred issuance costs for debentures classified as "Deferred charges for debentures" were recorded as assets and amortized using the straight-line method over the life of debentures.
Deferred issuance costs for debentures as of March 31, 2006, have been amortized by the straight-line method over the 3 years period stipulated in the Enforcement Regulations of the Commercial Code of Japan, applying the previous accounting standard as a transitional approach based on PITF No. 19, "Tentative Solution on Accounting for Deferred Assets" issued by the Accounting Standards Board of Japan (the "ASBJ") on August 11, 2006.
(2) Deferred corporate bond issue cost in "Other assets" is amortized over the life of the corporate bond.
10. Assets and liabilities denominated in foreign currencies, held by the Bank are converted into Japanese yen at the exchange rates prevailing at the balance sheet date, except for equities of subsidiaries and affiliated companies, which should be converted at historical rates.
11. Write-offs of loans and reserves for possible loan losses are provided as follows according to the internal procedures for write-offs and reserves:
Loans to borrowers under legal proceedings, such as bankruptcy or liquidation, and to borrowers in similar conditions, are written off except for collectible collateral upon disposition and guarantees. Such amounts are deemed irrecoverable and deducted from the loan. As of the balance sheet date, the written off

irrecoverable amount totaled ¥ 5,583 million.

For loans to borrowers not yet bankrupt but likely to fall into bankruptcy, the necessary specific reserve is determined from the amount of loans, except for collectible collateral upon their disposition and guarantees depending on the assessment of the borrower's payment ability.

For other loans, a general reserve is calculated based on the estimated loan-loss ratio using historical loan-loss data over a certain period in the past. For loans to specific overseas borrowers, the amount of possible losses expected due to political or economic reasons in specific countries is calculated as reserve for loans to restructuring countries.

All loans are monitored in line with the internal rating rule and the internal self-assessment standard. The front office reviews the internal credit ratings of debtors in accordance with the 'borrower categories' and the Credit Divisions approve them and the Credit Review Division, which is independent of the front office, examines the credit risk management, including the appropriateness of the internal credit ratings. Also, the Credit Review Division review the appropriateness of the internal credit ratings and borrower categories at the end of this interim period on a sampling basis.

Based upon the borrower categories at the end of this interim period, determined by the aforementioned process, the front office computes the write-offs and the reserves, and the Credit Risk Management Division and the Credit Review Division crosschecks and verifies the figures.

12. The reserve for employees' bonus is recorded for the payment of bonuses to employees based on estimated amounts of future payments attributable to the current period.

13. The reserve for retirement benefits is recorded for the accrued amount at the balance sheet date based on actuarial estimates of retirement benefit obligations less accumulated pension assets as of the year-end date.

Prior service cost is amortized using the straight-line method over 9 years.

Unrecognized actuarial loss is amortized using the straight-line method over 5 years within the average remaining employment period of employees commencing from the next fiscal year after incurrence.

14. Prior to April 1, 2007, retirement benefits for directors were recorded as expenses upon payment. On April 13, 2007, the Japanese Institute of Certified Public Accountants ("JICPA"), Audit and Assurance Committee issued opinion No.42, "Audit treatment for regulatory deposit, reserve or deposit and allowance for retirement benefit for officers." This new accounting regulation was implemented from the interim accounting period commencing April 1, 2007, and was applied by the Bank from this interim accounting period. The estimated amount of retirement benefit that is expected to occur by the end of this interim period has been recorded as reserve for directors' retirement benefits.

As a result, general and administrative expenses increased by 121 million JPY, and this led to decreases of 121 million JPY in operating profits and income before taxes and others respectively.

15. Reserve for credit losses on off-balance-sheet instruments is recorded for credit losses on commitments to extend loans and other off-balance-sheet financial instruments based on an estimated loss ratio or individually estimated loss amount determined by the same method used in determining the reserve for possible loan losses.

16. Finance leases of the Bank under which the ownership of the property is not deemed transferred to the lessee are accounted for as operating leases.

17. For hedge accounting to control interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of hedge accounting, in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24, February 13, 2002). The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows; the Bank categorizes hedging objectives such as deposits or lending and hedging instruments such as interest rate swaps as groups with fixed remaining periods until maturity, and determines the value of each groups.

18. For hedge accounting to control exchange rate risk arising from financial assets and liabilities denominated in foreign currencies, the Bank uses the deferral method of hedge accounting in accordance with "Accounting and Auditing Treatment to Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25, July 29, 2002). The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows: the Bank specifies currency swap transactions and forward exchange swap transactions, for the purpose of offsetting exchange rate risks of financial assets and liabilities denominated in foreign currencies, as hedging instruments, and the Bank verifies the effectiveness of hedging by confirming if foreign currency positions arising from hedging instruments are

equivalent to hedged objects which are financial assets and liabilities denominated in foreign currencies.

Also, in order to hedge the exchange rate risk of "Available-for-sale securities" denominated in foreign currencies, except bonds, the Bank specifies the names of securities denominated in foreign currencies in advance, and applies fair value hedging to the specified securities as comprehensive hedging on the condition that foreign currency denominated liabilities, including forward contracts, exceed acquisition costs of those securities.

19. For internal contracts and derivative transactions between the trading account and other accounts, the Bank conducts operations in compliance with the standard for external cover transactions for interest rate swap transactions and currency rate swap transactions which the Bank has specified as hedging instruments. This standard, prescribed by JICPA Industry Audit Committee Report No.24 and No.25, excludes arbitrariness and enables the Bank to conduct strict hedging operations. Consequently, the Bank does not offset income and expenses incurred from such interest rate swap transactions or currency rate swap transactions, and instead recognizes or defers gain and loss.

20. Consumption tax and local consumption tax are excluded from transaction amounts.

21. Equity (or investment) of related companies totals ¥ 95,832 million.

22. Accumulated depreciation of tangible fixed assets totals ¥ 20,566 million.

23. Accumulated deferred gains of ¥ 611 million on sales of tangible fixed assets are deducted from the acquisition cost of newly acquired tangible fixed assets.

24. Loans to bankrupt companies total ¥25 million, and past due loans total ¥ 25,590 million.

"Loans to bankrupt companies" are loans for which uncollected interest has not been accrued because collection or payment of principal or interest cannot be anticipated due to substantial duration of the delay of the said payment, or due to any of the events specified in (a) through (e) in Article 96, Paragraph 1, Subsections 3 and 4 of the Corporation Tax Law Enforcement Regulations (Cabinet Order No.97, 1965). (This excludes the amounts already written off, which hereafter shall be called "non-accrual loans".)

"Past due loans" refers to non-accrual loans except for loans to bankrupt companies and loans to companies for which concessions on payment of interests were made in order to assist the reorganization of borrowers.

25. There are no loans overdue for 3 months or more.

"Loans overdue for 3 months or more" refers to those loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt companies and past due loans.

26. Restructured loans total ¥ 6,187 million.

"Restructured loans" refers to those loans, excluding loans to bankrupt companies, past due loans and loans overdue for 3 months or more, for which agreement was reached to provide a reduction or a moratorium on interest payments, or concessions in the borrower's favor on interest or principal payments or to waive claims for the purpose of assisting the reconstruction of insolvent borrowers.

27. Loans to bankrupt companies, past due loans, loans overdue for 3 months or more and restructured loans total ¥ 31,802 million.

Reserve for possible loan losses is not deducted from the amounts of loans stated in items 24 to 27 above.

Loans whose right of rescission has been exercised in line with the defect protection clause described in the Share Purchase Agreement that SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co. Ltd. (currently Tokio Marine and Nichido Fire Insurance Co. Ltd.), other financial institutions, the Deposit Insurance Corporation and the Bank signed for the transfer of the Bank's stock on June 30, 2000, and for which validity has been established, are not included in the amounts of loans stated in items 24 to 27 above. Such loans of this kind total ¥ 15,305 million.

28. The amount of loans recorded as sold under loan participation in accordance with "Accounting and Display for Loan Participation" (JICPA Accounting System Committee Report No.3, June 1, 1995), totals ¥ 70,222 million.

29. In accordance with JICPA Industry Audit Committee Report No.24, discounting bills are treated as monetary transactions. The face value of commercial bills, acquired by the Bank through discount, which the Bank has the right to sell or pledge, totals ¥ 4,122 million.

3 0. Pledged assets are as follows:

Pledged assets

Securities	¥ 350,641 million
Loans and bills discounted	217,145

Liabilities related to the pledged assets

Negotiable certificates of deposit	¥ 17,000 million
Call money	80,000
Payables under repurchase agreements	21,354
Payables under securities lending transactions	165,884
Borrowed money	99,200

In addition, Cash and due from banks amounting to ¥ 1,630 million and Securities amounting to ¥ 121,147 million are pledged as collateral for exchange settlements, derivative transactions, etc. or as substitute for margin calls for futures transactions.

3 1. Corporate bonds classified as "Securities" includes the guarantee obligation which the Bank accepted in the private offering (stipulated in the Financial Instruments and Exchange Law, Article 2, Paragraph 3), amounting to ¥ 3,264 million.

3 2. Net assets per share is ¥ 383.51

3 3. Market value of securities, unrealized gain/loss and other related matters are as below. They include "Securities" and claims on loan trust in "Monetary claims bought". (Also see 34.)

(1)Held-to-maturity bonds that have market prices or reasonably determinable prices

None

(2)Stocks in subsidiaries and affiliates that have market prices

None

(3)Available-for-sale securities that have market prices or reasonably determinable prices

	Cost (million yen)	Book Value (million yen)	Difference (million yen)
Japanese Stocks	1,550	1,849	299
Japanese debt securities	820,642	815,760	(4,881)
Government bonds	817,719	812,839	(4,879)
Local government bonds	2,358	2,355	(3)
Corporate bonds	564	565	1
Others	422,541	409,583	(12,958)
Foreign bonds	273,540	261,911	(11629)
Others	149,001	147,671	(1,329)
Total	1,244,734	1,227,193	(17,541)

The above "Others" include securities, which are component assets of partnerships recorded in "Securities" and are valued at the market price as available-for-sale securities. The above "Difference" is stated as "Net unrealized gains (or losses) on securities available-for-sale, net of taxes" in the net assets.

With regard to marketable securities, except for trading securities, if the market value falls as much as or more than 30% of the acquisition cost, the Bank judges that market value has fallen considerably and is irrecoverable and, in principle, writes down the carrying costs of securities. The Bank wrote off marketable securities in this term to the amount of ¥ 4,638 million.

3 4. Securities that do not have market prices or reasonably determinable prices are as follows:

Type of securities	Book value (million yen)
Stocks (or investments) in subsidiaries and affiliates	
Stocks in subsidiaries	82,923
Stocks in affiliates	121
Investments in partnerships	12,788
Available-for-sale securities	
Unlisted Japanese stocks	33,583
Unlisted foreign securities	504,574
Unlisted Japanese debt securities	64,089
Claims on loan trust	29,813
Investments in partnerships	129,064
Others	10

35. Details of money held in trust classified by holding purpose are as follows:

(1) Money held in trust for held-to-maturity purpose

None

(2) Available-for-sale money held in trust (except investment purpose and held-to-maturity purpose)

	Cost (million yen)	Book value (million yen)	Difference (million yen)
Available-for-sale money held in trust	781	781	-

36. There are no securities loaned in line with uncollateralized loan contracts for consumption, for use or for lease contracts.

Of uncollateralized securities borrowed, securities purchased under resale agreements and securities borrowed under repurchase agreements which can be sold or pledged, none of the securities were pledged or loaned as second collateral and the Bank still holds securities to the value of ¥ 284,992 million at the balance sheet date.

37. Overdraft contracts and loan commitment line contracts, etc., are contracts whereby the Bank promises to extend loans up to certain credit lines in response to customers' requests, unless the contract is breached. Unused amounts within the credit lines of these contracts total ¥ 787,072 million, including ¥ 589,481 million of less than 1 year duration.

38. The tax effects of significant temporary differences and loss carry forwards which resulted in deferred tax assets and liabilities as of September 30, 2007 were as follows:

Deferred tax assets	
Reserve for possible loan losses	¥ 21,308 million
Reserve for retirement benefits	6,423
Depreciation expense	4,860
Tax loss carry forwards	35,278
Other	25,231
Subtotal	93,101
Less valuation allowance	(49,719)
Deferred tax assets	43,382
Deferred tax liabilities	-
Net deferred tax assets	¥ 43,382 million

39. The estimated period accountable for possible future taxable income to calculate deferred tax assets was changed from one year to three years form this interim term since the Bank has taxable income due to stable business results, and has improved the probability of achieving projections set out in the "Business Revitalization Plan", which was revised in August 2007.

40. On June 15, 2007, the ASBJ revised Accounting Standard No. 10 "Financial Instrument Accounting" and on July 4, 2007, JICPA revised JICPA report No. 14, "Practical guidelines for Financial Instrument Accounting" with regard to the scope of securities. These accounting regulations were to be applied from the interim accounting period closed in the year following the implementation of the Financial Instruments and Exchange Law. The Bank applied this accounting regulation from this interim accounting period.

(Notes on the Statement of Income)

1. The amounts are presented in millions of yen and are rounded down to the nearest million.
2. Net income per share is ¥ 24.36.
3. Diluted net income per share is ¥ 19.00.
4. Gains or losses on the transactions of "Trading Assets" or Trading Liabilities" (interest received/paid, dividend, gains/losses on sales, and valuation gains/losses) have been recorded in "Trading income" or "Trading expenses" on the transaction date basis in the statement of income.
5. "Other expenses" include written-off of claims amounting to ¥ 597 million and written-off of stocks amounting to ¥ 717 million.
6. "Extraordinary profits" include reversal of reserve for possible loan losses amounting to ¥ 5,847 million, reversal of reserve for credit losses on off-balance-sheet instruments amounting to ¥ 306 million.

(Notes on Statement of changes in net asset)

1. The number of treasury stocks is as follows.

(Unit: share)

	Number of shares at the beginning of the period	Number of increased shares during the period	Number of decreased shares during the period	Number of shares at the end of the period	Notes
Treasury Stock					
Common Stock	1,752	1,180	-	2,932	Increase due to the undertaking of odd lots securities
Total	1,752	1,180	-	2,932	

Non-consolidated Balance Sheets

(In millions of yen)

	As of Sep. 30, '07 (A)	As of Sep. 30, '06 (B)	(A) - (B)	As of Mar. 31, '07 (C)	(A) - (C)
(Assets)					
Cash and due from banks	88,925	96,974	(8,049)	97,505	(8,580)
Call loans	185,692	230,707	(45,015)	178,826	6,866
Receivables under securities borrowing transactions	282,443	453,638	(171,195)	281,914	529
Monetary claims bought	80,127	57,716	22,411	84,056	(3,929)
Trading assets	82,278	74,644	7,634	67,519	14,759
Money held in trust	8,446	10,205	(1,759)	9,203	(757)
Securities	2,186,113	2,118,428	67,685	2,332,881	(146,768)
Loans and bills discounted	3,517,123	3,237,993	279,130	3,362,528	154,595
Foreign exchanges	9,765	9,705	60	8,583	1,182
Other assets	128,899	129,710	(811)	96,287	32,612
Tangible fixed assets	22,076	22,343	(267)	22,776	(700)
Intangible fixed assets	14,937	10,024	4,913	14,739	198
Deferred charges for debentures	485	270	215	340	145
Deferred tax assets	43,382	27,465	15,917	28,382	15,000
Customers' liabilities for acceptances and guarantees	37,635	28,187	9,448	35,621	2,014
Reserve for possible loan losses	(56,108)	(62,137)	6,029	(62,275)	6,167
Total assets	6,632,225	6,445,877	186,348	6,558,891	73,334
(Liabilities)					
Deposits	2,328,351	2,350,500	(22,149)	2,349,165	(20,814)
Negotiable certificates of deposit	749,530	982,010	(232,480)	902,980	(153,450)
Debentures	1,787,492	1,236,500	550,992	1,454,525	332,967
Call money	197,440	329,442	(132,002)	313,213	(115,773)
Payables under repurchase agreements	21,354	42,301	(20,947)	33,734	(12,380)
Payables under securities lending transactions	165,884	209,244	(43,360)	146,248	19,636
Trading liabilities	56,310	76,327	(20,017)	64,506	(8,196)
Borrowed money	231,800	201,800	30,000	223,700	8,100
Foreign exchanges	1	2	(1)	1	(0)
Corporate bonds	99,971	99,963	8	99,967	4
Other liabilities	124,876	111,338	13,538	125,930	(1,054)
Reserve for employees' bonuses	2,345	2,150	195	3,348	(1,003)
Reserve for employee retirement benefits	15,786	15,634	152	15,989	(203)
Reserve for directors' retirement benefits	121	-	121	-	121
Reserve for credit losses on off-balance-sheet instruments	1,115	1,568	(453)	1,421	(306)
Acceptances and guarantees	37,635	28,187	9,448	35,621	2,014
Total liabilities	5,820,017	5,686,972	133,045	5,770,354	49,663
(Net assets)					
Capital stock	419,781	419,781	-	419,781	-
Capital surplus	33,333	33,333	-	33,333	-
Capital surplus reserve	33,333	33,333	-	33,333	-
Retained earnings	379,696	315,536	64,160	344,595	35,101
Earned surplus reserve	5,865	4,844	1,021	4,844	1,021
Other retained earnings	373,831	310,691	63,140	339,751	34,080
Earned surplus brought forward	373,831	310,691	63,140	339,751	34,080
Treasury stock	(1)	(0)	(1)	(0)	(1)
Total owners' equity	832,810	768,650	64,160	797,709	35,101
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(17,541)	(7,429)	(10,112)	(6,793)	(10,748)
Net deferred gains(losses) on hedging instruments, net of taxes	(3,061)	(2,316)	(745)	(2,378)	(683)
Total valuation and translation adjustments	(20,602)	(9,745)	(10,857)	(9,172)	(11,430)
Total net assets	812,207	758,905	53,302	788,537	23,670
Total liabilities and net assets	6,632,225	6,445,877	186,348	6,558,891	73,334

0062

Non-consolidated Statements of Income

(In millions of yen)

	Sep. 2007 6 months (A)	Sep. 2006 6 months (B)	Difference (A) - (B)	Mar. 2007 1 year
Operating income	102,015	92,104	9,911	188,088
Interest income	66,279	50,418	15,861	108,855
Interest on loans and discounts	34,205	27,494	6,711	57,736
Interest and dividends on securities	28,340	18,566	9,774	43,038
Fees and commissions	6,441	7,054	(613)	14,250
Trading income	3,832	3,149	683	5,428
Other operating income	21,084	25,914	(4,830)	51,442
Other income	4,378	5,567	(1,189)	8,112
Operating expenses	83,049	59,643	23,406	126,128
Interest expenses	41,608	29,372	12,236	65,474
Interest on deposits	7,916	5,421	2,495	12,362
Interest on debentures	7,386	3,385	4,001	8,393
Fees and commissions	723	888	(165)	1,661
Trading expenses	72	-	72	-
Other operating expenses	14,025	1,918	12,107	5,185
General and administrative expenses	23,309	23,868	(559)	48,309
Other expenses	3,309	3,595	(286)	5,496
Operating profits	18,966	32,461	(13,495)	61,960
Extraordinary profits	6,281	20,440	(14,159)	20,186
Extraordinary losses	125	340	(215)	1,311
Income before income taxes and others	25,122	52,561	(27,439)	80,835
Provision for income taxes and others	(82)	(204)	122	(73)
Deferred income taxes	(15,000)	(343)	(14,657)	(1,260)
Net income	40,204	53,109	(12,905)	82,168

File No. 82-35047

Financial Results for the 1st Half of FY 2007

AOZORA BANK, LTD.

0064

【 INDEX 】

I. Financial Overviews for the 1st Half Ended September 30, 2007 (Fiscal Year 2007)

1 . Summary of Revenue and Expenses

[Consolidated]

(Unit: JPY millions) <reference>

		FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
Consolidated net revenue ※1	1	48,772	(9,305)	58,077	114,398
Net interest income	2	27,936	6,231	21,705	44,883
Net fees and commissions	3	7,221	(610)	7,831	16,035
Net trading income	4	3,831	682	3,149	5,452
Net other operating income	5	9,783	(15,608)	25,391	48,026
General and administrative expenses	6	(26,028)	280	(26,308)	(52,795)
Business profit ※2	7	22,744	(9,025)	31,769	61,603
Write-off/loss on disposition of loans	8	(1,012)	2,137	(3,149)	(4,764)
Write-off of loans	9	(954)	2,195	(3,149)	(4,988)
Provision for specific reserve for possible loan losses	10	-	-	-	-
Provision for general loan-loss reserve ※3	11	-	-	-	-
Provision for reserve for loans to restructuring countries	12	-	-	-	-
Loss on disposition of loans	13	(57)	(57)	-	223
Gains(losses) on stock transactions	14	3,278	19	3,259	5,179
Income from interests in associated undertakings	15	-	-	-	-
Other	16	(1,954)	(3,426)	1,472	386
Operating profits	17	23,055	(10,297)	33,352	62,405
Extraordinary Profits(Losses)	18	5,785	(14,150)	19,935	18,626
Reversal of reserve for possible loan losses ※4	19	5,395	(11,643)	17,038	16,553
Reversal of general reserve for possible loan losses	20	5,708	(9,367)	15,075	15,834
Reversal of specific reserve for possible loan losses	21	(388)	(2,072)	1,684	438
Reversal of reserve for loans to restructuring countries	22	74	(205)	279	281
Recoveries of written-off claims	23	222	(234)	456	522
Reversal of reserve for credit losses on off-balance-sheet instruments	24	295	(124)	419	568
Other extraordinary profits(losses)	25	(127)	(2,147)	2,020	982
Income before income taxes	26	28,841	(24,446)	53,287	81,031
Current taxes	27	(1,044)	(761)	(283)	(910)
Deferred taxes	28	15,006	14,564	442	1,572
Minority interests in net income	29	(54)	37	(91)	(183)
Net income	30	42,748	(10,606)	53,354	81,510
Credit-related expenses (=8+19+24)	31	4,678	(9,630)	14,308	12,357
Credit-related expenses (including recoveries of written-off claims) (=23+31)	32	4,900	(9,864)	14,764	12,879

※1 Consolidated net revenue = (Interest income − Interest expenses)+(Fees and commissions income − Fees and commissions expenses)+(Trading income − Trading expenses) + (Other operating income − Other operating expenses)

※2 Business profit = Consolidated net revenue − General and administrative expenses

※3 Provision for general loan-loss reserve includes provision for reserve for credit losses on off-balance-sheet instruments

※4 Reductions in reserve for possible loan losses in excess of additions thereto, a net gain, were accounted for as an extraordinary profit item.

(Note) The amounts are rounded down to the nearest JPY millions.

(Scope of Consolidation and Equity-Method Application) (Number of companies)

	FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
Consolidated subsidiaries	16	6	10	14
Affiliated companies applying equity-method	0	-	0	0

【Non-consolidated】

(Unit: JPY millions) <reference>

		FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
Net revenue	1	41,241	(13,131)	54,372	107,697
(Excluding gains(losses) on bond transactions)	2	48,921	1,619	47,302	96,703
Net interest income	3	24,705	3,644	21,061	43,423
Net fees and commissions	4	5,718	(448)	6,166	12,588
Net trading income	5	3,759	610	3,149	5,428
Net other operating income	6	7,058	(16,937)	23,995	46,256
(Gains(losses) on bond transactions)	7	(7,679)	(14,749)	7,070	10,994
Domestic net revenue	8	30,674	1,086	29,588	62,084
(Excluding gains(losses) on bond transactions)	9	33,528	8,486	25,042	54,351
Net interest income	10	22,092	742	21,350	40,943
Net fees and commissions	11	4,994	(895)	5,889	11,419
Net trading income	12	1,442	13,788	(12,346)	(12,143)
Net other operating income	13	2,144	(12,550)	14,694	21,864
(Gains(losses) on bond transactions)	14	(2,853)	(7,399)	4,546	7,732
General and administrative expenses (excluding non-recurring expenses)	15	(22,893)	107	(23,000)	(46,444)
Personnel	16	(9,140)	33	(9,173)	(19,019)
Property and equipment	17	(12,465)	(346)	(12,119)	(24,389)
Taxes	18	(1,287)	420	(1,707)	(3,036)
Business profit before general loan-loss reserve	19	18,348	(13,024)	31,372	61,252
Excluding gains(losses) on bond transactions	20	26,027	1,726	24,301	50,258
Provision for general loan-loss reserve ※1	21	-	-	-	-
Business profit	22	18,348	(13,024)	31,372	61,252
Gains(losses) on bond transactions	23	(7,679)	(14,749)	7,070	10,994
Other income(losses)	24	618	(470)	1,088	707
Write-off/loss on disposition of loans	25	(655)	2,278	(2,933)	(3,807)
Write-off loans	26	(597)	2,336	(2,933)	(4,031)
Provision for specific reserve for possible loan losses	27	-	-	-	-
Provision for reserve for loans to restructuring countries	28	-	-	-	-
Loss on disposition of loans	29	(57)	(57)	-	223
Gains(losses) on stock transactions	30	3,278	386	2,892	4,812
Gains on sale of stocks	31	3,995	992	3,003	4,941
Losses on sale of stocks	32	(0)	99	(99)	(101)
Write-off of stocks	33	(717)	(706)	(11)	(27)
Other	34	(2,003)	(3,132)	1,129	(296)
Operating profits	35	18,966	(13,495)	32,461	61,960
Extraordinary profits(losses)	36	6,155	(13,945)	20,100	18,874
Reversal of reserve for possible loan losses ※2	37	5,847	(11,445)	17,292	16,871
Reversal of general reserve for possible loan losses	38	6,180	(9,149)	15,329	16,131
Reversal of specific reserve for possible loan losses	39	(388)	(2,072)	1,684	438
Reversal of reserve for loans to restructuring countries	40	54	(225)	279	301
Recoveries of written-off claims	41	128	(282)	410	429
Reversal of reserve for credit losses on off-balance- sheet instruments	42	306	(65)	371	519
Gains(losses) on disposition of tangible fixed assets ※3	43	(125)	215	(340)	(1,311)
Gains on disposition of tangible fixed assets	44	0	0	-	-
Losses on disposition of tangible fixed assets	45	(125)	215	(340)	(1,311)
Other extraordinary profits(losses)	46	-	(2,366)	2,366	2,366
Income before income taxes	47	25,122	(27,439)	52,561	80,835
Current taxes	48	82	(122)	204	73
Deferred taxes	49	15,000	14,657	343	1,260
Net income	50	40,204	(12,905)	53,109	82,168
Credit-related expenses (=21+25+37+42)	51	5,497	(9,233)	14,730	13,582
Credit-related expenses (including recoveries of written-off claims) (=41 + 51)	52	5,625	(9,515)	15,140	14,011

※ 1 Provision for general loan-loss reserve includes provision for reserve for credit losses on off-balance-sheet instruments.
※ 2 Reductions in reserve for possible loan losses in excess of additions thereto, a net gain, were accounted for as an extraordinary profit item.
(Note) The amounts are rounded down to the nearest JPY millions.

2. Profit Margins [Non-consolidated]

(Total)

	FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	<reference> FY 2006
(1) Yield on total investments (A)	2.09%	0.41%	1.68%	1.80%
Yield on loans (B)	2.00%	0.27%	1.73%	1.79%
Yield on securities	2.45%	0.67%	1.78%	1.96%
(2) Rate of funding cost (including general and administrative expenses) (C)	2.34%	0.33%	2.01%	2.13%
Cost of debentures, deposits & certificates of deposit (including general and administrative expenses) (D)	1.73%	0.22%	1.51%	1.59%
Yield on debentures, deposits & certificates of deposit (E)	0.76%	0.31%	0.45%	0.54%
Yield on borrowings	1.82%	0.46%	1.36%	1.45%
(3) Profit margins (A) − (C)	(0.25%)	0.08%	(0.33%)	(0.33%)
(4) Loan margin (B) − (D)	0.27%	0.05%	0.22%	0.20%
(5) Yield spread (B) − (E)	1.24%	(0.04%)	1.28%	1.25%

(Domestic operations)

	FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
(1) Yield on total investments (A)	1.41%	0.27%	1.14%	1.18%
Yield on loans (B)	1.77%	0.23%	1.54%	1.62%
Yield on securities	1.15%	0.51%	0.64%	0.60%
(2) Rate of funding cost (including general and administrative expenses) (C)	1.58%	0.26%	1.32%	1.41%
Cost of debentures, deposits & certificates of deposit (including general and administrative expenses) (D)	1.65%	0.23%	1.42%	1.50%
Yield on debentures, deposits & certificates of deposit (E)	0.75%	0.32%	0.43%	0.52%
Yield on borrowings	0.65%	0.47%	0.18%	0.31%
(3) Profit margins (A) − (C)	(0.17%)	0.01%	(0.18%)	(0.23%)
(4) Loan margin (B) − (D)	0.12%	-	0.12%	0.12%
(5) Yield spread (B) − (E)	1.02%	(0.09%)	1.11%	1.10%

3. Business Profit [Non-consolidated]

(Unit: JPY millions)

	FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
(1) Business profit before general loan-loss reserve	18,348	(13,024)	31,372	61,252
per employee (unit:JPY thousands)	13,314	(11,330)	24,644	47,482
(2) Business profit	18,348	(13,024)	31,372	61,252
per employee (unit:JPY thousands)	13,314	(11,330)	24,644	47,482

4. ROE [Non-consolidated]

	FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
Business profit before general loan-loss reserve basis	5.89%	(7.84%)	13.73%	11.30%
Business profit basis	5.89%	(7.84%)	13.73%	11.30%
Net income basis	12.91%	(10.33%)	23.24%	15.30%

$$\text{ROE}=\frac{(\text{Net income - Dividends paid on preferred stock})\times 365 \div 183}{\{(\text{Total net assets at beginning of term - Number of preferred shares outstanding at the beginning of the term} \times \text{issue price}) + (\text{Total net assets at end of term - Number of preferred shares outstanding at the end of the term} \times \text{issue price})\} \div 2}\times 100$$

5. Gains(losses) on Securities Transactions [Non-consolidated]

(Unit: JPY millions)

	FY 2007 1st Half Period (A)	(A)-(B)	FY 2006 1st Half Period (B)	FY 2006
Gains (losses) on bond transactions	(7,679)	(14,749)	7,070	10,994
Gain on sale	1,113	(7,020)	8,133	12,182
Gain on redemption	1,270	1,171	99	386
Loss on sale	(5,424)	(4,561)	(863)	(1,575)
Loss on redemption	-	298	(298)	-
Write-off	(4,638)	(4,638)	-	-
Gains (losses) on stock transactions	3,278	386	2,892	4,812
Gain on sale	3,995	992	3,003	4,941
Loss on sale	(0)	99	(99)	(101)
Write-off	(717)	(706)	(11)	(27)

6. Investments and Funding

【Non-consolidated】

(Total) (Unit: JPY millions) < reference >

	FY 2007 1st Half Period (A)		(A) - (B)		FY 2006 1st Half Period (B)		FY 2006	
	Average balance	Yield	Average balance	Yield	Average balance	Yield	*Average balance*	*Yield*
Total investments	6,295,883	2.09%	318,733	0.41%	5,977,150	1.68%	*6,039,469*	*1.80%*
Due from banks	63,580	3.39%	18,441	(0.26%)	45,139	3.65%	*49,048*	*3.91%*
Call loans	166,440	0.54%	(22,801)	0.40%	189,241	0.14%	*173,677*	*0.24%*
Receivables under securities	279,754	0.56%	(128,985)	0.39%	408,739	0.17%	*334,381*	*0.24%*
Securities	2,300,860	2.45%	222,089	0.67%	2,078,771	1.78%	*2,189,225*	*1.96%*
Loans and bills discounted	3,392,402	2.01%	210,811	0.29%	3,181,591	1.72%	*3,218,592*	*1.79%*
Total funding	5,483,957	1.51%	301,997	0.39%	5,181,960	1.12%	*5,225,885*	*1.25%*
Deposits	2,239,475	0.70%	19,541	0.22%	2,219,934	0.48%	*2,238,286*	*0.55%*
Negotiable certificates of deposit	825,424	0.62%	(145,055)	0.38%	970,479	0.24%	*916,215*	*0.34%*
Debentures	1,620,771	0.90%	481,209	0.31%	1,139,562	0.59%	*1,238,107*	*0.67%*
Call money	293,450	2.66%	(52,298)	0.67%	345,748	1.99%	*323,095*	*2.14%*
Payables under repurchase agreements	27,041	5.40%	(16,184)	0.19%	43,225	5.21%	*40,766*	*5.31%*
Payables under securities lending transactions	160,971	4.71%	(30,082)	0.48%	191,053	4.23%	*180,572*	*4.34%*
Borrowed money	225,755	0.72%	91,325	0.44%	134,430	0.28%	*174,471*	*0.42%*
Corporate bonds	99,967	1.65%	12,536	0.01%	87,431	1.64%	*93,698*	*1.65%*

(Domestic operations) (Unit: JPY millions) < reference >

	FY 2007 1st Half Period (A)		(A) - (B)		FY 2006 1st Half Period (B)		FY 2006	
	Average balance	Yield	Average balance	Yield	Average balance	Yield	*Average balance*	*Yield*
Total investments	5,940,550	1.41%	393,982	0.27%	5,546,568	1.14%	*5,629,876*	*1.18%*
Due from banks	22,616	0.60%	11,315	0.49%	11,301	0.11%	*10,983*	*0.32%*
Call loans	165,696	0.52%	(22,304)	0.41%	188,000	0.11%	*172,539*	*0.20%*
Receivables under securities borrowing transactions	279,754	0.56%	(128,985)	0.39%	408,739	0.17%	*334,381*	*0.24%*
Securities	1,284,432	1.15%	42,235	0.51%	1,242,197	0.64%	*1,299,255*	*0.60%*
Loans and bills discounted	3,161,282	1.78%	159,467	0.25%	3,001,815	1.53%	*3,039,037*	*1.62%*
Total funding	5,149,070	0.77%	364,253	0.33%	4,784,817	0.44%	*4,853,411*	*0.53%*
Deposits	2,219,900	0.70%	40,195	0.26%	2,179,705	0.44%	*2,205,545*	*0.51%*
Negotiable certificates of deposit	825,424	0.62%	(145,055)	0.38%	970,479	0.24%	*916,215*	*0.34%*
Debentures	1,620,771	0.90%	481,209	0.31%	1,139,562	0.59%	*1,238,107*	*0.67%*
Call money	166,154	0.55%	(56,961)	0.39%	223,115	0.16%	*204,713*	*0.25%*
Payables under repurchase agreements	-	-	-	-	-	-	-	-
Payables under securities lending transactions	-	-	-	-	-	-	-	-
Borrowed money	225,755	0.72%	91,325	0.44%	134,430	0.28%	*174,471*	*0.42%*
Corporate bonds	99,967	1.65%	12,536	0.01%	87,431	1.64%	*93,698*	*1.65%*

【Non-consolidated】

(Total) (Unit: JPY millions) < reference >

	FY 2007 1st Half Period (A)		(A) - (B)		FY 2006 1st Half Period (B)		FY 2006	
	Average balance	Yield	Average balance	Yield	Average balance	Yield	*Average balance*	*Yield*
Total investments	6,282,532	2.20%	315,707	0.50%	5,966,825	1.70%	*6,027,159*	*1.83%*
Due from banks	94,736	3.49%	41,027	(0.88%)	53,709	4.37%	*66,311*	*4.05%*
Call loans and bills bought	167,256	0.54%	(38,081)	0.41%	205,337	0.13%	*181,925*	*0.23%*
Receivables under securities borrowing transactions	279,754	0.56%	(128,985)	0.39%	408,739	0.17%	*334,381*	*0.24%*
Securities	1,826,643	1.73%	(17,643)	0.47%	1,844,286	1.26%	*1,894,895*	*1.32%*
Loans and bills discounted	3,780,712	2.60%	418,050	0.55%	3,362,662	2.05%	*3,446,664*	*2.21%*
Total funding	5,464,215	1.51%	298,704	0.38%	5,165,511	1.13%	*5,207,351*	*1.25%*
Deposits	2,211,859	0.71%	5,206	0.23%	2,206,653	0.48%	*2,223,352*	*0.55%*
Negotiable certificates of deposit	825,424	0.62%	(145,055)	0.38%	970,479	0.24%	*916,215*	*0.34%*
Debentures	1,616,771	0.90%	481,209	0.31%	1,135,562	0.59%	*1,234,107*	*0.67%*
Call money and bills sold	293,450	2.66%	(109,568)	0.94%	403,018	1.72%	*351,808*	*1.97%*
Payables under repurchase agreements	27,041	5.40%	(16,184)	0.19%	43,225	5.21%	*40,766*	*5.31%*
Payables under securities lending transactions	160,971	4.71%	(30,082)	0.48%	191,053	4.23%	*180,572*	*4.34%*
Borrowed money	225,870	0.72%	90,573	0.41%	135,297	0.31%	*175,088*	*0.48%*
Corporate bonds	111,717	1.50%	24,536	(0.13%)	87,181	1.63%	*93,365*	*1.65%*

7. Unrealized Gains and Losses on Securities

① Valuation standards

Trading securities		Market price
Held-to-maturity bonds		Amortized cost
Available-for-sale securities		--
	Marketable	Market price (Unrealized gains (losses) recorded in net assets, net of taxes.)
	Non-marketable	Acquisition cost or amortized cost
Stocks in subsidiaries and affiliates		Acquisition cost

② Unrealized gains and losses

[Non-consolidated] (Unit: JPY millions)

		September 30, 2007				March 31, 2007		
		Unrealized gains and losses				Unrealized gains and losses		
		(A)	(A)-(B)	gains	losses	(B)	gains	losses
Held-to-maturity bonds		-	-	-	-	-	-	-
Stocks in subsidiaries and affiliates		-	-	-	-	-	-	-
Available-for-sale securities		(17,541)	(10,748)	4,600	22,141	(6,793)	5,501	12,294
	Japanese stocks	299	(307)	414	115	606	606	-
	Japanese debt securities	(4,881)	464	224	5,105	(5,345)	200	5,546
	Other	(12,958)	(10,904)	3,961	16,920	(2,054)	4,694	6,748
total		(17,541)	(10,748)	4,600	22,141	(6,793)	5,501	12,294
	Japanese stocks	299	(307)	414	115	606	606	-
	Japanese debt securities	(4,881)	464	224	5,105	(5,345)	200	5,546
	Other	(12,958)	(10,904)	3,961	16,920	(2,054)	4,694	6,748

(Note) Available-for-sale securities are marked-to-market, and above figures are difference between balance sheet amount and acquisition cost.

Unrealized gains(losses) on available-for-sale securities, net of taxes are JPY -17,541 million as of September 30, 2007.

Unrealized gains(losses) on available-for-sale securities, net of taxes are JPY -6,793 million as of March 31, 2007.

[Consolidated] (Unit: JPY millions)

		September 30, 2007				March 31, 2007		
		Unrealized gains and losses				Unrealized gains and losses		
		(A)	(A)-(B)	gains	losses	(B)	gains	losses
Held-to-maturity bonds		1	1	1	0	(0)	-	0
Available-for-sale securities		(17,534)	(10,760)	4,606	22,141	(6,774)	5,520	12,294
	Japanese stocks	305	(320)	420	115	625	625	-
	Japanese debt securities	(4,881)	464	224	5,105	(5,345)	200	5,546
	Other	(12,958)	(10,904)	3,961	16,920	(2,054)	4,694	6,748
total		(17,533)	(10,759)	4,607	22,141	(6,774)	5,520	12,294
	Japanese stocks	305	(320)	420	115	625	625	-
	Japanese debt securities	(4,880)	465	225	5,105	(5,345)	200	5,546
	Other	(12,958)	(10,904)	3,961	16,920	(2,054)	4,694	6,748

(Note) Available-for-sale securities are marked-to-market, and above figures are difference between balance sheet amount and acquisition cost.

Unrealized gains(losses) on available-for-sale securities, net of taxes are JPY -17,534 million as of September 30, 2007.

Unrealized gains(losses) on available-for-sale securities, net of taxes are JPY -6,774 million as of March 31, 2007.

8. Employees' Retirement Benefits

① Reserve for retirement benefits

【Non-consolidated】 (Unit: JPY millions)

		September 30, 2007 (A)	(A) - (B)	September 30, 2006 (B)
Retirement benefit obligations	(A)	(39,010)	(895)	(38,115)
Pension assets	(B)	23,326	2,210	21,116
Unfunded retirement benefit obligations	(C)=(A)+(B)	(15,684)	1,315	(16,999)
Unrecognized net transition obligations	(D)	-	-	-
Unrecognized actuarial loss	(E)	747	(1,655)	2,402
Unrecognized prior service cost	(F)	(849)	188	(1,037)
Net liability recognized	(G)=(C)+(D)+(E)+(F)	(15,786)	(152)	(15,634)
Prepaid pension cost	(H)	-	-	-
Reserve for retirement benefits	(G)-(H)	(15,786)	(152)	(15,634)

【Consolidated】 (Unit: JPY millions)

		September 30, 2007 (A)	(A) - (B)	September 30, 2006 (B)
Retirement benefit obligations	(A)	(40,070)	(960)	(39,110)
Pension assets	(B)	23,621	2,246	21,375
Unfunded retirement benefit obligations	(C)=(A)+(B)	(16,448)	1,287	(17,735)
Unrecognized net transition obligations	(D)	-	-	-
Unrecognized actuarial loss	(E)	697	(1,640)	2,337
Unrecognized prior service cost	(F)	(849)	188	(1,037)
Net liability recognized	(G)=(C)+(D)+(E)+(F)	(16,600)	(165)	(16,435)
Prepaid pension cost	(H)	-	-	-
Reserve for retirement benefits	(G)-(H)	(16,600)	(165)	(16,435)

② Net periodic benefit costs

【Non-consolidated】 (Unit: JPY millions)

	FY 2007 1st Half Period (A)	(A) - (B)	FY 2006 1st Half Period (B)
Net periodic benefit costs	954	(573)	1,527
Service cost	696	35	661
Interest cost	361	5	356
Expected investment revenue	(390)	(38)	(352)
Charge off of actuarial loss	382	(574)	956
Charge off of prior service cost	(94)	-	(94)

【Consolidated】 (Unit: JPY millions)

	FY 2007 1st Half Period (A)	(A) - (B)	FY 2006 1st Half Period (B)
Net periodic benefit costs	988	(572)	1,560

9. Capital Adequacy Ratio (under Japanese domestic standards)

【Consolidated】 (Unit: JPY millions)

	September 30, 2007 (preliminary)			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
(1) Capital adequacy ratio	15.79%	(0.03%)	(2.95%)	15.82%	18.74%
Tier I ratio	16.97%	(0.53%)	(1.55%)	17.50%	18.52%
(2) Tier I	820,115	30,408	54,959	789,707	765,156
(3) Tier II (qualifying as capital)	30,201	1,998	4,393	28,203	25,808
(a) General loan loss reserve	30,201	1,998	4,393	28,203	25,808
(b) Subordinated debt	-	-	-	-	-
(a) + (b)	30,201	1,998	4,393	28,203	25,808
(4) Deductions	86,841	(16,837)	69,956	103,678	16,885
Amounts equivalent to funding of other financial institutions	4,003	4,003	4,003	-	-
(5) Regulatory Capital (2)+(3)-(4)	763,474	49,242	(10,604)	714,232	774,078
(6) Risk-weighted assets	4,832,170	319,564	702,860	4,512,606	4,129,310

【Non-consolidated】 (Unit: JPY millions)

	September 30, 2007 (preliminary)			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
(1) Capital adequacy ratio	16.01%	0.03%	(2.99%)	15.98%	19.00%
Tier I ratio	16.96%	(0.41%)	(1.42%)	17.37%	18.38%
(2) Tier I	815,269	29,457	54,048	785,812	761,221
(3) Tier II (qualifying as capital)	30,038	1,765	4,158	28,273	25,880
(a) General loan loss reserve	30,038	1,765	4,158	28,273	25,880
(b) Subordinated debt	-	-	-	-	-
(a) + (b)	30,038	1,765	4,158	28,273	25,880
(4) Deductions	75,690	(15,239)	75,690	90,929	-
Amounts equivalent to funding of other financial institutions	4,003	4,003	4,003	-	-
(5) Regulatory Capital (2)+(3)-(4)	769,616	46,460	(17,485)	723,156	787,101
(6) Risk-weighted assets	4,806,111	282,376	665,265	4,523,735	4,140,846

(Note) Figures as of March 31, 2007 and September 30, 2007 are calculated under Basel II.

Figures as of September 30, 2006 are calculated under Basel I.

II. Status of Loans, etc.

1. Risk Monitored Loans

☐ After partial and direct write-off

[Non-consolidated]

(Unit: JPY millions)

		September 30, 2007 (A)	(A) - (B)	(A) - (C)	March 31, 2007 (B)	September 30, 2006 (C)
Risk Monitored Loans	Loans to bankrupt companies	25	(173)	(3,658)	198	3,683
	Past due loans	25,590	(3,730)	10,496	29,320	15,094
	Loans overdue for 3 months or more	-	-	-	-	-
	Restructured loans	6,187	2,742	2,139	3,445	4,048
	Total	31,802	(1,162)	8,976	32,964	22,826

Loan balance (end of period basis)	3,517,123	154,595	279,130	3,362,528	3,237,993

Ratio to Loan balance	Loans to bankrupt companies	0.0%	0.0%	(0.1%)	0.0%	0.1%
	Past due loans	0.7%	(0.2%)	0.2%	0.9%	0.5%
	Loans overdue for 3 months or more	-	-	-	-	-
	Restructured loans	0.2%	0.1%	0.1%	0.1%	0.1%
	Total	0.9%	(0.1%)	0.2%	1.0%	0.7%

☐ After partial and direct write-off

[Consolidated]

(Unit: JPY millions)

		September 30, 2007 (A)	(A) - (B)	(A) - (C)	March 31, 2007 (B)	September 30, 2006 (C)
Risk Monitored Loans	Loans to bankrupt companies	5,551	4,762	(629)	789	6,180
	Past due loans	26,026	(3,712)	10,932	29,738	15,094
	Loans overdue for 3 months or more	-	-	-	-	-
	Restructured loans	7,832	(758)	603	8,590	7,229
	Total	39,410	292	10,906	39,118	28,504

Loan balance (end of period basis)	3,971,671	287,070	482,399	3,684,601	3,489,272

Ratio to Loan balance	Loans to bankrupt companies	0.1%	0.1%	(0.1%)	0.0%	0.2%
	Past due loans	0.7%	(0.1%)	0.3%	0.8%	0.4%
	Loans overdue for 3 months or more	-	-	-	-	-
	Restructured loans	0.2%	-	-	0.2%	0.2%
	Total	1.0%	(0.1%)	0.2%	1.1%	0.8%

2. Reserve for Possible Loan Losses

☐ After partial and direct write-off

【Non-consolidated】 (Unit: JPY millions)

	September 30, 2007			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
Reserve for possible loan losses	56,108	(6,167)	(6,029)	62,275	62,137
General reserve	40,386	(6,181)	(6,984)	46,567	47,370
Specific reserve	15,721	68	1,030	15,653	14,691
Reserve for loans to restructuring countries	-	(54)	(76)	54	76

☐ After partial and direct write-off

【Consolidated】 (Unit: JPY millions)

	September 30, 2007			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
Reserve for possible loan losses	56,857	(5,714)	(5,512)	62,571	62,369
General reserve	41,135	(5,708)	(6,466)	46,843	47,601
Specific reserve	15,721	68	1,030	15,653	14,691
Reserve for loans to restructuring countries	-	(74)	(76)	74	76

3. Disclosed Claims under the Financial Reconstruction Law ("FRL Credit")

☐ After partial and direct write-off

[Non-consolidated] (Unit: JPY millions)

	September 30, 2007			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
Bankrupt and similar credit	174	(187)	(3,595)	361	3,769
Doubtful credit	31,418	2,260	16,406	29,158	15,012
Special attention credit	6,187	2,742	2,139	3,445	4,048
Total (a)	37,780	4,815	14,950	32,965	22,830

4. Reserve and Coverage for FRL Credit

☐ After partial and direct write-off

[Non-consolidated] (Unit: JPY millions)

	September 30, 2007			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
Reserve & Coverage (b)	34,018	2,105	13,230	31,913	20,788
Reserve for possible loan losses (c)	8,029	1,120	2,264	6,909	5,765
Collateral / guarantee coverage (d)	25,989	986	10,966	25,003	15,023

(Note) Reserve for possible loan losses (c) is the sum of specific (loan loss) reserve and general (loan loss) reserve for FRL Credit.

Coverage Ratio (b)/(a)

	September 30, 2007			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
After partial and direct write-off	90.0%	(6.8%)	(1.1%)	96.8%	91.1%

Reserve Ratio (c)/((a)-(d))

	September 30, 2007			March 31, 2007	September 30, 2006
	(A)	(A) - (B)	(A) - (C)	(B)	(C)
After partial and direct write-off	68.1%	(18.7%)	(5.7%)	86.8%	73.8%

5. Coverage for FRL Credit by Borrowers' Category

☐ After partial and direct write-off

【Non-consolidated】 (Unit: JPY millions)

Borrower categories for self-assessment	FRL Credit (Loans / other)	Reserve & Coverage	Reserve Ratio	Coverage Ratio	Risk Monitored Loans
Bankrupt borrowers	Bankrupt and similar credit 2	Collateral / Guarantee coverage 2 <Partial direct write-off of loans> <58>	100.0%	100.0%	Loans to bankrupt companies 0
De facto bankrupt borrowers					Past due loans 256
In Danger of Bankruptcy borrowers	Doubtful credit 314	Collateral / Guarantee coverage 249 Reserve 63 Estimated collections 2	96.8%	99.3%	
Need Attention borrowers	Special attention credit 62	Collateral / Guarantee coverage 9 Reserve 18 Estimated collections 36	33.1%	42.6%	Loans overdue for three months or more Restructured loans 62
Normal borrowers	(Normal credit) (35,321)				

FRL Credit, total	Collateral / Guarantee coverage / Reserve	FRL Credit Reserve Ratio	FRL Credit Coverage Ratio	Risk Monitored loans
378	Collateral / Guarantee coverage 260 Reserve 80 Estimated collections 38	68.1%	90.0%	318

Total credit	Total reserve
35,699	561

Reserve ratio
= Reserve／ (Credit−Collateral, Guarantees, etc.)
Coverage ratio
= (Collateral, Guarantees＋Reserve) ／Credit

0076

6. Off-Balancing of FRL Credit【Non-consolidated】

① Balance of doubtful credit and bankrupt and similar credit

(Unit: JPY 100 millions)

Newly added within:		As of Mar. 31, 2004	As of Sep. 30, 2004	As of Mar. 31, 2005	As of Sep. 30, 2005	As of Mar. 31, 2006	As of Sep. 30, 2006	As of Mar. 31, 2007 (B)	Increase (decrease) (A)-(B)	As of Sep. 30, 2007 (A)
-Mar. 31, 2004	Bankrupt and similar credit	178	45	44	45	-	1	1	-	1
	Doubtful credit	590	272	208	174	85	43	28	(16)	11
subtotal		768	317	252	219	85	44	28	(16)	12
Apr. 1, 2004 -Sep. 30, 2004	Bankrupt and similar credit	-	17	3	3	4	0	-	-	-
	Doubtful credit	-	200	43	36	2	1	1	(0)	1
subtotal		-	218	46	39	6	1	1	(0)	1
Oct. 1, 2004 -Mar. 31, 2005	Bankrupt and similar credit	-	-	6	-	-	-	-	0	-
	Doubtful credit	-	-	590	290	37	1	1	(0)	1
subtotal		-	-	596	290	37	1	1	(0)	1
Apr. 1, 2005 -Sep. 30, 2005	Bankrupt and similar credit	-	-	-	10	1	0	-	0	0
	Doubtful credit	-	-	-	108	23	8	4	(3)	1
subtotal		-	-	-	118	24	8	4	(2)	1
Oct. 1, 2005 -Mar. 31, 2006	Bankrupt and similar credit	-	-	-	-	1	2	2	(2)	-
	Doubtful credit	-	-	-	-	36	18	17	(2)	15
subtotal		-	-	-	-	37	20	19	(3)	15
Apr. 1, 2006 -Sep. 30, 2006	Bankrupt and similar credit	-	-	-	-	-	35	1	(1)	0
	Doubtful credit	-	-	-	-	-	79	8	(4)	4
subtotal		-	-	-	-	-	114	9	(5)	4
Oct. 1, 2006 -Mar. 31, 2007	Bankrupt and similar credit	-	-	-	-	-	-	-	0	0
	Doubtful credit	-	-	-	-	-	-	234	(51)	183
subtotal		-	-	-	-	-	-	234	(51)	183
Apr. 1, 2007 -Sep. 30, 2007	Bankrupt and similar credit	-	-	-	-	-	-	-	0	0
	Doubtful credit	-	-	-	-	-	-	-	98	98
subtotal		-	-	-	-	-	-	-	98	98

(Note1) The amounts are rounded to the nearest JPY 100 millions.
(Note2) Balance as of Sep. 30, 2007 includes those borrowers (JPY 0.1 billions) for whom measures are undertaken which will lead to eventual off-balancing.

② Off-balancing of problem loans (doubtful credit, and bankrupt and similar credit) in the 1st half period

(Unit: JPY 100 millions)

Newly added within:	-Mar. 31, 2004	Apr. 1, 2004 -Sep. 30, 2004	Oct. 1, 2004 -Mar. 31, 2005	Apr. 1, 2005 -Sep. 30, 2005	Oct. 1, 2005 -Mar. 31, 2006	Apr. 1, 2006 -Sep. 30, 2006	Oct. 1, 2006 -Mar. 31, 2007
Liquidation-type disposition	-	-	-	-	-	-	-
Restructuring-type disposition	-	(2)	-	-	-	-	-
Loan liquidations	(0)	(0)	-	(1)	(1)	(7)	(3)
Direct write-off	0	3	-	(1)	2	8	2
Other	(16)	(0)	(0)	(0)	(3)	(6)	(50)
Total	(16)	(0)	(0)	(2)	(3)	(5)	(51)

(Note1) The amounts are rounded to the nearest JPY 100 millions.
(Note2) Liquidation-type disposition : debt waiver in event of bankruptcy or special liquidation
Restructuring-type disposition : debt waiver in event of restructuring-type proceedings, such as corporate reorganization, civil rehabilitation, composition and winding-up; or debt forgiveness
Other : collection by disposition of collateral, business improvement of debtor, etc.
(Note3) If legal proceedings such as debt waiver, forgiveness, collection and so on, occur after direct write-off of book cost, relevant amounts are reentered in "Liquidation-type disposition", "Restructuring-type disposition" or "Other" where appropriate and subtracted from "Direct write-off".

7. Breakdown of Loans and Bills Discounted Classified by Industry 【Non-consolidated】

□ After partial and direct write-off of loans

① Loans and Bills Discounted Outstanding by Type of Industries (Unit: JPY millions)

	September 30, 2007	March 31, 2007	September 30, 2006
Loans by domestic offices (excluding Japan Offshore Market accounts)	3,509,483	3,352,574	3,214,296
Manufacturing	331,336	335,933	337,780
Agriculture, forestry & fisheries	5,616	5,208	5,659
Mining	6,474	6,822	7,138
Construction	63,708	57,610	60,575
Electricity, gas, heat supply & water	49,368	50,020	17,499
Information & communications	81,825	108,515	167,750
Transport	196,252	170,419	177,953
Whole sale & retail trade	217,071	226,974	222,644
Finance & insurance	607,040	528,632	459,499
Real estate	880,514	886,762	871,428
Services	454,503	443,664	477,107
Local governments	80,711	77,999	19,329
Others	535,058	454,011	389,928
Loans by oversea offices (including Japan Offshore Market accounts)	7,639	9,954	23,697
Financial institution	-	-	-
Others	7,639	9,954	23,697
Total	3,517,123	3,362,528	3,237,993

② Risk Monitored Loans Outstanding by Type of Industries (Unit: JPY millions)

	September 30, 2007	March 31, 2007	September 30, 2006
Loans by domestic offices (excluding Japan Offshore Market accounts)	31,802	32,964	22,826
Manufacturing	2,398	4,300	5,985
Agriculture, forestry & fisheries	-	-	-
Mining	-	-	-
Construction	26	63	177
Electricity, gas, heat supply & water	-	12	17
Information & communications	99	490	328
Transport	1,002	1,090	990
Whole sale & retail trade	1,854	790	1,765
Finance & insurance	222	-	2,647
Real estate	2,419	2,643	2,440
Services	22,434	19,382	7,254
Local governments	-	-	-
Others	1,346	4,192	1,219
Loans by oversea offices (including Japan Offshore Market accounts)	-	-	-
Financial institution	-	-	-
Others	-	-	-
Total	31,802	32,964	22,826

③ Consumer Loans (Unit: JPY millions)

	September 30, 2007 (A)	(A) - (B)	(A) - (C)	March 31, 2007 (B)	September 30, 2006 (C)
Consumer loans	26,713	(9,273)	4,908	35,986	21,805
Housing loans	22,242	(305)	9,457	22,547	12,785
Other loans	4,470	(8,968)	(4,549)	13,438	9,019

④ Loans to Small/Medium-sized corporations (Unit: JPY millions)

	September 30, 2007 (A)	(A) - (B)	(A) - (C)	March 31, 2007 (B)	September 30, 2006 (C)
Loans to small/medium-sized corporations	1,747,699	159,223	146,801	1,588,476	1,600,898
Ratio to total loans	49.8%	2.4%	(0.0%)	47.4%	49.8%

8. Debentures, Deposits and Loans

[Non-consolidated] (Unit: JPY millions)

		September 30, 2007 (A)	(A) - (B)	(A) - (C)	March 31, 2007 (B)	September 30, 2006 (C)
Debentures	Ending balance	1,787,492	332,967	550,992	1,454,525	1,236,500
	Average balance	1,620,771	382,664	481,209	1,238,107	1,139,562
Deposits	Ending balance	2,328,351	(20,814)	(22,149)	2,349,165	2,350,500
	Average balance	2,239,475	1,189	19,541	2,238,286	2,219,934
Deposits & Certificates of deposits	Ending balance	3,077,881	(174,264)	(254,629)	3,252,145	3,332,510
	Average balance	3,064,899	(89,603)	(125,514)	3,154,502	3,190,413
Loans and bills discounted	Ending balance	3,517,123	154,595	279,130	3,362,528	3,237,993
	Average balance	3,392,402	173,810	210,811	3,218,592	3,181,591

9. Credits to Major Shareholder Groups

(Unit: JPY millions)

		September 30, 2007 (A)	(A) - (B)	(A) - (C)	March 31, 2007 (B)	September 30, 2006 (C)
Cerberus Group	number	2	-	-	2	2
	Credit balance	26,325	(2,272)	(2,258)	28,597	28,583
Orix Group	number					5
	Credit balance					40,867
Tokio Marine & Nichido Fire Insurance Group	number					3
	Credit balance					1,551
Total	number	2	-	(8)	2	10
	Credit balance	26,325	(2,272)	(44,676)	28,597	71,001

(Note 1) Figures for credit balance refer to credits extended by Aozora Bank, its subsidiaries and affiliated companies.

(Note 2) Major Shareholder Groups refer to principal shareholders (i.e. those with over 10% of shareholder voting rights of the Bank and its subsidiaries as well as affiliated companies.)

The ORIX Corporation and Tokyo Marine & Nichido Fire Insurance., Ltd are no longer deemed as a part of major shareholder group from November 14, 2006 as their shareholder voting rights were less than 10%.

(Note 3) Credit balance consists of loans, acceptances and guarantees, equity holdings/interest and derivative transactions.

III. Supplemental Information for the Interim Period Ended September 30, 2007

1. Consolidated Capital Adequacy

(Unit: JPY 100 millions)

	Risk-weighted assets	Regulatory Capital			Deferred tax assets	Capital adequacy ratio
			Tier1	Tier2		
March 31, 2006	37,550	7,313	7,180	235	276	19.47%
September 30, 2006	41,293	7,741	7,652	258	280	18.74%
March 31, 2007	45,126	7,142	7,897	282	292	15.82%
September 30, 2007	48,322	7,635	8,201	302	442	15.79%

(Note) The amounts are rounded to the nearest JPY 100 millions. The same applies in the following pages.

2. Business Profits

(Unit: JPY 100 millions)

	Before general loan-loss reserve	After general loan-loss reserve
1st Half of FY 2006	314	314
FY 2006	613	613
1st Half of FY 2007	183	183

3. Problem loans

(1) Credit-related expenses

a. Non-consolidated (Unit: JPY 100 millions)

	①Provision for general loan-loss reserve	②Write-off/loss on disposition of loans	Credit-related expenses ①+②
1st Half of FY 2006	-	147	147
FY 2006	-	136	136
1st Half of FY 2007	-	55	55

② equals the total of net transfer to specific loan-loss reserve, write-off of loans and loss on disposition of loans.

(Note 1) ② 1st half of FY 2006 includes JPY 17.3 billion of reversal of reserve for possible loan losses in extraordinary profits (JPY 15.3 billion of reversal of general loan-loss reserve, JPY 1.7 billion of reversal of special loan-loss reserve, and JPY 0.3 billion of reversal of reserve for loans to restructuring countries)

(Note 2) ② FY 2006 includes JPY 16.9 billion of reversal of reserve for possible loan losses in extraordinary profits (JPY 16.1 billion of reversal of general loan-loss reserve, JPY 0.4 billion of reversal of special loan-loss reserve, and JPY 0.3 billion of reversal of reserve for loans to restructuring countries)

(Note 3) ② 1st half of FY 2007 includes JPY 5.8 billion of reversal of reserve for possible loan losses in extraordinary profits (JPY 6.2 billion of reversal of general loan-loss reserve, JPY -0.4 billion of reversal of special loan-loss reserve, and JPY 0.1 billion of reversal of reserve for loans to restructuring countries)

b. Consolidated (Unit: JPY 100 millions)

	①Provision for general loan-loss reserve	②Write-off/loss on disposition of loans	Credit-related expenses ①+②
1st Half of FY 2006	-	143	143
FY 2006	-	124	124
1st Half of FY 2007	-	47	47

② equals the total of net transfer to specific loan-loss reserve, write-off of loans and loss on disposition of loans.

(Note 1) ② 1st half of FY 2006 includes JPY 17.0 billion of reversal of reserve for possible loan losses in extraordinary profits (JPY 15.1 billion of reversal of general loan-loss reserve, JPY 1.7 billion of reversal of special loan-loss reserve, and JPY 0.3 billion of reversal of reserve for loans to restructuring countries)

(Note 2) ② FY 2006 includes JPY 16.6 billion of reversal of reserve for possible loan losses in extraordinary profits (JPY 15.8 billion of reversal of general loan-loss reserve, JPY 0.4 billion of reversal of special loan-loss reserve, and JPY 0.3 billion of reversal of reserve for loans to restructuring countries)

(Note 3) ② 1st half of FY 2007 includes JPY 5.4 billion of reversal of reserve for possible loan losses in extraordinary profits (JPY 5.7 billion of reversal of general loan-loss reserve, JPY -0.4 billion of reversal of special loan-loss reserve, and JPY 0.1 billion of reversal of reserve for loans to restructuring countries)

(2) Balance (non-consolidated) (Unit: JPY 100 millions)

	Self-assessment				
	①De facto bankrupt /bankrupt borrowers	②In danger of bankruptcy borrower	①+②	③Need attention borrowers	①+②+③
September 30, 2006	38	150	188	1,393	1,581
March 31, 2007	4	292	295	3,602	3,897
September 30, 2007	2	314	316	3,436	3,752

	FRL credit	
	④Special attention credit	①+②+④
September 30, 2006	40	228
March 31, 2007	34	330
September 30, 2007	62	378

(3) Reserve amount and reserve ratio in each borrower category (Unit: JPY 100 millions)

		September 30, 2007		March 31, 2007		September 30, 2006	
De facto bankrupt / bankrupt	reserve-to-nonsecured-credit	100.0%	-	100.0%	-	100.0%	-
In danger of bankruptcy	reserve-to-nonsecured-credit	96.8%	63	97.3%	51	96.2%	40
Special attention	reserve-to-nonsecured-credit	32.3%	21	66.4%	18	48.5%	18
Need attention others	reserve-to-nonsecured-credit	6.1%	89	6.3%	117	9.3%	65
	reserve-to-credit	2.7%	89	3.3%	117	4.8%	65
Normal	reserve-to-credit	0.6%	205	0.8%	229	0.9%	276

(4)FRL credit ratio

	March 31, 2005	September 30, 2005	March 31, 2006	September 30, 2006	March 31, 2007	September 30, 2007
Non-consolidated	3.75%	2.87%	0.68%	0.69%	0.96%	1.05%
Consolidated	3.71%	2.81%	0.83%	0.80%	1.04%	1.12%

4. Stocks in possession

(1) Stocks in possession (Unit: JPY 100 millions)

	Acquisition cost	Market value	Tier1
September 30, 2006	458	472	7,612
March 31, 2007	503	508	7,858
September 30, 2007	475	478	8,153

(2) Sales of cross-holding stocks
Not applicable

(3) Write-off of stocks (Unit: JPY 100 millions)

	Gains (losses) on stock transactions	
		write-off
1st Half of FY 2006	29	(0)
FY 2006	48	(0)
1st Half of FY 2007	33	(7)

5. Bonds

(Unit: JPY 100 millions)

	Gains(losses) on bond transactions	Unrealized gains(losses) on bonds
1st Half of FY 2006	71	(48)
FY 2006	110	(53)
1st Half of FY 2007	(77)	(49)

6. Loans and Bills Discounted

(1) Loans to small/medium-sized corporations

(Unit: JPY 100 millions)

	Balance
September 30, 2006	16,009
March 31, 2007	15,885
September 30, 2007	17,477

(Note) Securities Report basis

(2) Non-recourse Loan to Real estate

(Unit: JPY 100 millions)

September 30, 2006	4,059
March 31, 2007	4,186
September 30, 2007	4,048

7. Dividend resources for public funds (non-consolidated)

(Unit: JPY 100 millions)

Company to pay dividends	Aozora bank	
Earned Surplus as of September 30, 2007	3,797	
Unrealized gains (losses) on securities, net of taxes, as of September 30, 2007	(175)	(Reference) Unrealized gains and losses on securities : JPY -17.5 billions
Annual dividends for preferred stocks acquired by public funds (Note)	22	

8. Dividend ratio

	Dividend ratio
FY 2005	2.16%
FY 2006	3.38%

Target of dividend ratio	approximately 20%

9. Sales of mutual funds and insurance policies

a. Mutual funds	Unit: JPY 100 millions)
September 30, 2006	319
March 31, 2007	744
September 30, 2007	357
b. Insurance policies	Unit: JPY 100 millions)
September 30, 2006	64
March 31, 2007	178
September 30, 2007	127

10. Sub-prime loans

a. Exposure

(Unit: JPY 100 millions)

	Exposure Total		
		Securitized product	Loan
March 31, 2007	417	417	-
September 30, 2007	521	521	-

(Unit: JPY 100 millions)

	Losses on sales and write-off
1st Half of FY 2007	58

(Note) "Exposure Total" shows the balance of CDO(Collateralized Debt Obligation).
"Losses on sales and write-off" shows the amount of losses from CDO.

Deferred Tax Assets

I. Collectibility of Deferred Tax Assets and Estimation Period of Future Taxable Income

With due consideration of past performance and progress of Business Revitalization Plan, we have determined that the estimation period of future taxable income is 3 years, considering the change of our status from category 4 to category 4 proviso under the accounting guideline(*). The taxable loss as of the half-year end was created from the non-recurring cause that the bank accelerated the disposal of non-performing loans in the past.

(*) "The audit treatment with respect to the judgment on the recoverability of deferred tax assets" Report No. 66 published by JICPA

II. Past Business Performance

(Unit: JPY 100 millions)

	FY 2004	FY 2005	FY 2006
Business Profit before General Loan-loss Reserve	497	642	613
(Reference) Business Revitalization Plan	470	550	590
Income before Income Taxes	860	1,082	808
(Reference) Business Revitalization Plan	400	400	415
Taxable Income (before offsetting of tax loss carryforwards)	931	535	584
Taxable Income before Adjustment	996	639	654

III. Estimated Future Taxable Income

(Unit: JPY 100 millions)

	next 3 years
Basis for Estimation	
Business Profit before General Loan-loss Reserve	1,933
Income before Income Taxes	1,735
Estimated Taxable Income before Adjustment	1,903

IV. Temporary Differences and Loss Carryforwards

(Unit: JPY 100 millions)

Deferred Tax Assets	434
Reserve for possible loan losses	213
Reserve for employees' retirement benefits	64
Tax loss carryforwards	353
Other	301
Subtotal	931
Less valuation allowance	(497)
Deferred tax liabilities	-
Unrealized gain on available-for-sale securities	-
Net deferred tax assets	434

note) Deferred tax assets/ liabilities are shown on a non-consolidated basis, as those of consolidated subsidiaries are insignificant.

File No. 82-35047

November 14, 2007
Aozora Bank, Ltd.

Summary of Financial Results for 1st Half of FY 2007

I. Summary of Consolidated Revenue and Expenses

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

(Consolidated) Unit: JPY millions

	FY 2007		FY 2006		FY 2005	
	1st Half	Change	1st Half	Full Year	1st Half	Full Year
Net revenue	48,772	(9,305)	58,077	114,398	53,611	114,200
Net interest income	27,936	6,231	21,705	44,883	26,955	53,001
Net fees and commissions	7,221	(610)	7,831	16,035	6,603	15,832
Net trading income	3,831	682	3,149	5,452	3,006	7,765
Net other operating income	9,783	(15,608)	25,391	48,026	17,045	37,600
Gains(losses) on bond transactions	(7,679)	(14,749)	7,070	10,994	5,089	(1,013)
General and administrative("G&A") expenses	(26,028)	280	(26,308)	(52,795)	(24,614)	(49,404)
Business profit	22,744	(9,025)	31,769	61,603	28,996	64,795
(year-on-year rate of change)	*(28.4%)*		*9.6%*	*(4.9%)*	*25.8%*	*27.4%*
Write-off/disposal of loans	(1,012)	2,137	(3,149)	(4,764)	(5,936)	(2,825)
Other income (loss)	1,323	(3,409)	4,732	5,566	2,580	(422)
Operating profits	23,055	(10,297)	33,352	62,405	25,743	61,440
Extraordinary profits/losses	5,785	(14,150)	19,935	18,626	17,550	47,615
Reversal of reserve for possible loan losses	5,690	(11,767)	17,457	17,121	15,909	46,930
Income before income taxes	28,841	(24,446)	53,287	81,031	43,299	109,055
Income taxes, etc.	13,907	13,840	67	478	1,598	11,058
Net income	42,748	(10,606)	53,354	81,510	44,897	120,114
(year-on-year rate of change)	*(19.9%)*		*18.8%*	*(32.1%)*	*33.8%*	*33.6%*
Ratio of non-interest income to net revenue	42.7%	(19.9%)	62.6%	60.8%	49.7%	53.6%
Ratio of G&A expenses to net revenue	53.4%	8.1%	45.3%	46.2%	45.9%	43.3%
Credit-related expenses	4,678	(9,630)	14,308	12,357	13,083	40,994

0085

(For reference) Summary of Non-consolidated Revenue and Expenses

Note) Profits are shown in the positive, expenses and losses are shown in the negative.

(Non-consolidated) Unit: JPY millions

	FY 2007		FY 2006		FY 2005	
	1st Half	Change	1st Half	Full Year	1st Half	Full Year
Net revenue	41,241	(13,131)	54,372	107,697	50,853	108,248
Net interest income	24,705	3,644	21,061	43,423	27,080	52,581
Net fees and commissions	5,718	(448)	6,166	12,588	5,475	13,541
Net trading income	3,759	610	3,149	5,428	3,006	7,765
Net other operating income	7,058	(16,937)	23,995	46,256	15,291	34,359
Gains(losses) on bond transactions	(7,679)	(14,749)	7,070	10,994	5,089	(1,013)
General and administrative("G&A") expenses	(22,893)	107	(23,000)	(46,444)	(21,474)	(44,046)
Business profit before general loan loss reserve	18,348	(13,024)	31,372	61,252	29,378	64,201
(year-on-year rate of change)	*(41.5%)*		*6.8%*	*(4.6%)*	*25.2%*	*29.2%*
Write-off/disposal of loans	(655)	2,278	(2,933)	(3,807)	(2,302)	(4,971)
Other income/losses	1,274	(2,748)	4,022	4,515	(1,030)	1,499
Operating profits	18,966	(13,495)	32,461	61,960	26,045	60,729
Extraordinary profits/losses	6,155	(13,945)	20,100	18,874	17,232	47,446
Reversal of reserve for possible loan losses	6,153	(11,510)	17,663	17,390	15,565	46,943
Income before income taxes	25,122	(27,439)	52,561	80,835	43,278	108,175
Income taxes, etc.	15,082	14,535	547	1,333	1,923	11,744
Net income	40,204	(12,905)	53,109	82,168	45,201	119,920
(year-on-year rate of change)	*(24.3%)*		*17.5%*	*(31.5%)*	*43.6%*	*38.1%*

Ratio of non-interest income to net revenue	40.1%	(21.2%)	61.3%	59.7%	46.7%	51.4%
Ratio of G&A expenses to net revenue	55.5%	13.2%	42.3%	43.1%	42.2%	40.7%
Credit-related expenses	5,497	(9,233)	14,730	13,582	13,251	41,808

II. Summary of Consolidated Balance Sheets

Unit: JPY 100 millions

	Sep. 30, 2007	Mar. 31, 2007	Increase (Decrease)	(reference) Sep. 30, 2006
Cash and due from banks	1,167	1,324	(157)	1,059
Trading assets	821	675	146	746
Securities	16,516	19,189	(2,673)	18,185
Loan and bills discounted	39,717	36,846	2,871	34,893
Other	8,587	8,031	555	10,129
Reserve for possible loan losses	(569)	(626)	57	(624)
Total assets	66,239	65,440	799	64,388
Deposits & Negotiable certificates of deposit	30,409	32,339	(1,930)	33,213
Debentures	17,835	14,505	3,330	12,325
Call money & Bills sold	1,974	3,132	(1,158)	3,294
Payables under repurchase agreements	214	337	(124)	423
Trading liabilities	563	645	(82)	763
Other	7,074	6,556	518	6,741
Total liabilities	58,069	57,515	554	56,760
Capital stock & Capital surplus	4,531	4,531	-	4,531
Retained earnings	3,841	3,464	376	3,183
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(175)	(68)	(108)	(74)
Net deferred gains (losses) on hedging instruments, net of taxes	(31)	(24)	(7)	(23)
Foreign currency transaction adjustments	(2)	14	(16)	5
Minority interests	7	7	(0)	6
Total net assets	8,170	7,925	245	7,628
Total liabilities and net assets	66,239	65,440	799	64,388

III. BIS Capital Adequacy Ratio (Consolidated, Domestic Standards)

Unit: JPY 100 millions

		Sep. 30, 2007 [preliminary]	Mar. 31, 2007	(reference) Sep. 30, 2006
Regulatory Capital	A	7,635	7,142	7,741
(Tier 1)	B	8,201	7,897	7,652
(Deferred Tax Assets)		442	292	280
Risk-weighted Assets	C	48,322	45,126	41,293
Capital Adequacy Ratio	A/C	15.79%	15.82%	18.74%
Tier 1 Ratio	B/C	16.97%	17.50%	18.52%

Note) Figures as of Sep. 30, 2007 and Mar. 31, 2007 are calculated under Basel II

Figures as of Sep. 30, 2006 are calculated under Basel I

IV. Disclosed Claims under the Financial Reconstruction Law ("FRL Credit")

(Non-consolidated) Unit: JPY 100 millions, %

		Mar. 31, 2006	Sep. 30, 2006	Mar. 31, 2007	Sep. 30, 2007	Change from Mar. 31, 2007
Bankrupt and Similar Credit		6	38	4	2	(2)
Doubtful Credit		183	150	292	314	23
Special Attention Credit		22	40	34	62	27
FRL Credit	①	210	228	330	378	48
Total Credit	②	30,489	32,714	34,064	35,699	1,635
FRL Credit Ratio	①/②	0.68%	0.69%	0.96%	1.05%	0.09%
Non-secured portion of FRL Credit	③	8	20	11	38	27
Coverage ratio by collaterals, guarantees and reserve	(①-③)/①	96.0%	91.1%	96.8%	90.0%	(6.8%)

(Consolidated) Unit: JPY 100 millions

	Mar. 31, 2006	Sep. 30, 2006	Mar. 31, 2007	Sep. 30, 2007	Change from Mar. 31, 2007
FRL Credit	264	285	391	454	63

V. Reserve Provision Ratio and Coverage Ratio (Non-consolidated)

Sep. 30, 2007	Reserve provision ratio		Coverage ratio by collaterals, guarantees and reserve
Normal	for credit total	0.6%	–
Need attention others	for credit total	2.7%	–
Special attention	for non-secured portion	32.3%	40.4%
In danger of bankruptcy	for non-secured portion	96.8%	99.3%
De facto bankrupt and bankrupt	–		100.0%

File No. 82-35047

AOZORA BANK, LTD.

Aozora's Business Overview

FY2007 Interim Financial Results

November 14, 2007



AOZORA

Business Outlines

- **Corporate Banking**
  - ✓ 2,500 mid-large sized corporate clients across wide range of industries and regions
- **Investment Banking**
  - ✓ Comprehensive suite of high margin specialty finance products
- **Global Investment**
  - ✓ Portfolio of international investment partnerships
- **Financial Markets**
  - ✓ Risk-mitigated Asset & Liability Management, derivatives and quality investment fund portfolio
- **Financial Institutions**
  - ✓ 50 relationship managers, 80% coverage of over 700 regional financial institutions
- **Retail Banking**
  - ✓ More than 210,000 mass-affluent retail customers

AOZORA

Ⅰ-Ⅲ. Corporate and Investment Banking Group Organizational Chart


CIBG
Corporate Banking
Investment Banking
Global Investment
Corporate Banking Group
Corporate Business
Marketing Force
Investment Banking Group
Real Estate Finance
Special Finance
Asset Finance
Leveraged Finance
Private Equity
Aozora Loan Services
Aozora Investment
Capital Markets
(Joint Venture of Investment Banking Group & Financial Institutions Group)
Financial Institutions Group
Global Investment Group
Global Investment
Structured Credit
Aozora Investment Management Limited (London)
Aozora Asia Pacific Finance Limited (Hong Kong)
Overseas Representative Offices

Corporate Banking
Investment Banking
Global Investment
Financial Markets
Financial Institutions
Retail

AOZORA

I. Corporate Banking Group

■ Business Outline

- ✓ Principally engaged in providing loans, other credit-related products, deposits and derivatives to our corporate client base
- ✓ Borrowers range from a number of the largest corporations in Japan to small and medium-sized enterprises
- ✓ Cross-selling financial products to existing clients, and expansion of our base of new clients
- ✓ Providing credit to Japanese industry remains our core business. We provide both financing and advisory services to clients in manufacturing, retail, real estate, and other industries
- ✓ We nurture our relationships with clients and obtain deals by
  - i) proposing strategic plans for our clients
  - ii) providing products to meet various needs (derivatives, revolving facilities, asset finance, etc.)

■ Market Environment / Outlook

- ✓ Loan growth rate of Japanese Banks in 1H of FY2007 was -0.3% *
- ✓ Movements in the interest rate environment present new opportunities in the derivatives, swaps and hedge businesses

* Data source: Japanese Bankers Association

Corporate Banking

Investment Banking

Global Investment

Financial Markets

Financial Institutions

Retail

AOZORA

Ⅱ. Investment Banking Group

1. Real Estate Finance

■ Business Outline

- ✓ We invest in Japanese real estate in two ways:
  - ➢ Loans to the industry including non-recourse loans
  - ➢ Investments through investment partnerships and J-Reits
- ✓ We leverage our strong client base of developers, domestic and foreign funds, trust and investment banks and other financial institutions
- ✓ Asset mix consists of senior loan, mezzanine and equity
- ✓ Securitization / Distribution capability: November 2006, we successfully issued Aozora's first commercial mortgage-backed security (CMBS)

■ Market Environment / Outlook

- ✓ Urban real estate and rents are growing steadily in Japan, and the spread between capitalization rates and Japanese Government Bonds remains attractive compared to other countries
- ✓ We recognize the need to monitor changes in the real estate market carefully, while the outlook for the fundamentals is strong
- ✓ Active investments by overseas investors in the domestic real estate market have caused recent price increases. Overall prices are rising but performance of individual properties may vary. Careful and continued analysis of future cashflows remains a key tool for investment
- ✓ We actively monitor markets and manage risk

Ⅱ. Investment Banking Group

2. Special Finance

■ Business Outline

- ✓ Special Finance products consist of Non-Performing Loan (NPL) investments through limited partnerships managed by Aozora Loan Services Co. Ltd. (ALS); recovery financing to companies undergoing restructuring as well as leveraged financing for sub-performing loan assets
- ✓ ALS's reputation in providing support to regional financial institutions disposing of problem loans results in smooth access to a continuing source of NPL investment opportunities
- ✓ Our NPL investments are managed by ALS through limited partnerships. Our portfolio also includes joint recovery funds with financial institutions, which are operated by trust accounts held in trust banks

■ Market Environment / Outlook

- ✓ NPL investment opportunities continue to be stable, mainly through regional financial institutions, which form our main client base
- ✓ After a prolonged period of strong growth, the NPL business has now stabilized

Corporate Banking

Investment Banking

Global Investment

Financial Markets

Financial Institutions

Retail

AOZORA

Ⅱ. Investment Banking Group

3. Asset Finance

■ Business Outline

- ✓ We provide ship financing mainly for the construction and purchase of bulk carriers, chemical tankers and other ocean-going vessels
- ✓ Our portfolio of ship financing is collateralized by ocean-going vessels, the majority of which are bulk carriers and to a lesser extent, chemical tankers. Special Purpose Companies (SPC) make up the large proportion of borrowers and most of the sponsors are Japanese corporations
- ✓ The unit provides financing to medical facility funds as well as financing to hospitals and nursing-care institutions
- ✓ We are building our medical portfolio through participation in health-care funds

■ Market Environment / Outlook

- ✓ Shipping markets continue to be strong, led by the dry bulk market as demand of goods increases from China and India
- ✓ 2006 saw the reduction of medical service fees and the decrease of facilities for patient recuperation. We see further opportunities within this sector

II. Investment Banking Group

4. Leveraged Finance

■ Business Outline

- ✓ Aozora provides domestic acquisition financing sponsored by private equity funds as well as finance for corporate recapitalization in the form of senior loans, mezzanine and equity
- ✓ Our portfolio consists of various leveraged finance products: acquisition financing (senior, mezzanine and preferred equity), asset-based loans, and holdco debt. We also work with major private equity funds
- ✓ Aozora has become a one-stop finance provider in a traditionally segmented domestic market
- ✓ We target corporations which are considering the strategic reorganization of their business, and those who are looking to recapitalization

■ Market Environment / Outlook

- ✓ Aozora entered the Japanese leveraged finance field earlier than competitors and maintains a position as one of the leading players despite the increase in participants
- ✓ As businesses grow and develop, the demand for a wider range of solutions is increasing in areas such as mezzanine and share financing

Ⅱ. Investment Banking Group

5. Private Equity

Corporate Banking | Investment Banking | Global Investment | Financial Markets | Financial Institutions | Retail

AOZORA

■ Business Outline

We are engaged in venture capital and buyout equity investments through subsidiaries, in addition to M&A advisory services

- ✓ M&A advisory services to Aozora's corporate clients
- ✓ Investments in private equity funds
- ✓ Venture capital and buyout equity investments with respective funds managed by subsidiaries JABOC Ltd., IDA Capital Inc., Arise Capital Partners Inc.
- ✓ Venture capital: Aozora Investment Co. Ltd., manages funds that make equity investments in unlisted companies with high-growth potential. Investments range from early to late-stage participation
- ✓ Buyout investments in profitable small and medium-sized enterprises are made through funds, typically with retiring founders that are unable to find suitable successors, and subsidiaries of large corporations that the parent is looking to divest

■ Market Environment / Outlook

- ✓ Our target market, consisting of small to medium-sized enterprises, continues to present business opportunities for the Bank

0098

Corporate Banking

Investment Banking

Global Investment

Financial Markets

Financial Institutions

Retail

AOZORA

Ⅲ. Global Investment Group

Business Outline

- ✓ Aozora is an active participant in the international syndicated loan markets. These markets include leveraged loans, corporate loans, transportation finance, project finance and infrastructure finance
- ✓ We are also one of the most active Japanese participants in securitized product investment and CDS trading
- ✓ Aozora Investment Management Limited (AIML) in London participates in European and North American leveraged loan markets

  European loan book 31%; Americas 69% *
- ✓ Aozora Asia Pacific Finance Ltd (AAPF) in Hong Kong sources deals in ex-Japan Asia and Australasia

  Australian loan book 41%; India 13%; China (incl. Macau,HK) 9% *

Market Environment / Outlook

- ✓ US and European credit markets have contracted, spurred by heavy losses in the US sub-prime market
- ✓ Migrating to high-grade and lower-leverage transactions through senior loans
- ✓ Monitoring and managing risk has become central to participation in global leveraged finance markets

* Portfolio composition as of end September 2007

Corporate Banking

Investment Banking

Global Investment

Financial Markets

Financial Institutions

Retail

AOZORA

VI. Financial Markets Group

1. Organizational Chart

Financial Markets Group

Derivatives Sales Division

- ✓ Develop and provide derivatives products and promote sales for all customer segments
- ✓ Derivative products trading (Currency, Interest Rate and Commodities)

Treasury Division

- ✓ Asset & Liability Management (interest-rate risk management of the Bank, sourcing and using operations)
- ✓ Develop and promote issues related to fund raising operations (debentures, time deposits, negotiable certificate of deposit)

Securities Investment Division

- ✓ Manage portfolio and invest in non-yen and yen-denominated government bonds and yen Exchange Traded Funds (ETF)

Fund Investment Division

- ✓ Manage portfolio and invest in non-yen and yen-denominated hedge funds

Corporate Banking
Investment Banking
Global Investment
Financial Markets
Financial Institutions
Retail
AOZORA

VI. Financial Markets Group
2. Derivatives Business

■ Business Outline

- ✓ Corporate clients : Develop and provide currency options, interest rate derivatives and commodity derivatives (oil) as hedge tools
- ✓ Financial Institution clients : Develop and offer various types of derivatives and derivative-embedded products
- ✓ Retail customers : Provide derivative-embedded products to mass-affluent and other individual customers

■ Market Environment / Outlook

- ✓ High volatility in forex markets has increased demand for forex hedging tools
- ✓ Recent flattening of the yield curve has reduced demand for interest rate hedging tools
- ✓ Response to FIEL* ; The relatively small scale of our operations enables us to respond swiftly with enhanced services representing greater opportunity
- ✓ Enhancing sales of sophisticated products through direct sales by Derivatives Sales Division specialists
- ✓ Deployment of our derivatives experts to the call center, promoting the sale of simple derivative-embedded products to retail customers

* Financial Instruments and Exchange Law

Corporate Banking
Investment Banking
Global Investment
Financial Markets
Financial Institutions
Retail
AOZORA

VI. Financial Markets Group

3. Hedge Fund Investment

■ Business Outline

- ✓ Diversified investments in approximately 50 yen and non-yen denominated funds
- ✓ Consistent returns of over 10% for years ending '05, '06, '07
- ✓ Collaboration with Spring Mountain Capital* (SMC) provides Aozora with an enhanced monitoring capability through employee secondment

■ Market Environment / Outlook

- ✓ Continue to achieve absolute return objectives with low volatility
  - ➢ Target return of over 10% with volatility of less than 3%
- ✓ Despite turbulence in the overseas credit markets the Bank's hedge fund portfolio outperformed the Hedge Fund Research Index (HFRX) with stable returns.
- ✓ Target portfolio size approximately 3% of the Bank's total assets
- ✓ Enough capital allocation enables average risk weight** to be up to 300%

**180% as of the end of September,2007

* Spring Mountain Capital L.P. is a New York-based fund investment company founded in 2001 by John L. Steffens. The Bank has engaged advisory and a loan employee contract with SMC to seek new business deals related to hedge fund investments and monitor the progress

V. Financial Institutions Group

Business Outline

- ✓ **Sourcing and distributing products**
  - ➢ Syndicated Loan and Corporate Bond Business
  - ➢ Securitization arrangement
  - ➢ Sales of derivatives products
  - ➢ Providing diverse range of investment products
- ✓ **Strong partnership with regional financial institutions**
  - ➢ Alliances with regional financial institutions (RFIs)
    - Bank of Yokohama, Toho Bank, Kinki Osaka etc
  - ➢ Provision of solutions and advice on management challenges
  - ➢ Non-performing loans and recovery support

Market Environment / Outlook

- ✓ We are becoming the partner of choice for the RFIs as they seek competitive advantage over Post Office Bank and the Mega Banks
- ✓ Aozora is able to offer a suite of products as well as management support to RFIs whilst enhancing our distribution platform
- ✓ Increased demand for diversified investment opportunities
- ✓ As a trusted partner, the Bank provides essential support in the form of investment solutions and advisory services for management challenges

Corporate Banking

Investment Banking

Global Investment

Financial Markets

Financial Institutions

Retail

AOZORA

VI. Retail Banking Group

■ Business Outline

- ✓ Trusted by our customers to source high-quality products for our customers including simple time deposits, derivative-embedded deposits, investment trusts and annuity insurance
- ✓ Low cost, high quality stable source of funding and fees - 25% of the Bank's total non-capital funding
- ✓ 210,000 mainly mass-affluent customers, with average deposits over 6.5 million yen
- ✓ Private Banking: Provision of asset management products and loans best suited to high net worth customers
- ✓ Aozora provides investment solutions to meet the demand for more sophisticated products driven by low domestic interest rates

■ Market environment / Outlook

- ✓ We think that high net worth and mass-affluent customers remain an attractive business segment as they seek more sophisticated investment solutions
- ✓ We continue to make low-cost improvements to our retail channels such as upgrading existing branches and further enhance call center capability

AOZORA BANK, LTD.

Aozora Story

Aligned with Global Standards
Streamlined in Operations
Focused on Sustainable Value Creation

November 2007


AOZORA

Outperforming the Japanese Banking Sector in Earnings and Growth

1. A Japanese Wholesale Bank with Global Capabilities
2. Competitive Advantage in Specialty Finance Products and Markets
3. Access to Corporate Japan and Distribution through Regional Bank Relationships
4. Diversified Earnings via a Range of Investment and Sales Activities
5. Focus on Management Team, Internal Controls, Risk Management, and Corporate Governance
6. Strong Capital and Liquidity through Diversified Funding Sources

AOZORA

1. A Japanese Wholesale Bank with Global Capabilities

Cutting edge banking drives growth in Japan's developed market...

- Sophisticated financial solutions
- Global standard risk management
- Outward-looking marketing culture with measured relationship management

Consolidated Loans Outstanding


(100 million of Yen)
26,550
31,363
34,893
36,846
39,717
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07

...with pent up demand for new, innovative financial solutions

AOZORA

010

1. A Japanese Wholesale Bank with Global Capabilities

Building on our domestic strengths and global standards...

- **Our Strategy**
  - Participate in non-Japan credit markets
  - Focus on high grade opportunities in current market conditions
- **Our Management**
  - Seasoned and outward looking
  - Focused on results
- **Our Activities**
  - Fund Investments
  - Off-shore syndicated loans
  - Structured product investments
- **The Platforms**
  - Aozora Investment Management Ltd (London)
  - Aozora Asia Pacific Finance (Hong Kong)
  - New York, Singapore, Seoul, Jakarta & Shanghai representative offices

- **The Results**
  - Diversification of earnings
  - Diversification of risk
  - Attractive Risk vs. Return in comparison to Japan
  - Growth Opportunities
  - Competitive advantage from Management Team, Board of Directors and Shareholder base

...Aozora is branching out globally to find new growth opportunities

AOZORA

010

2. Competitive Advantage in Specialty Finance Products and Markets

Asset-backed and leverage financing has come to Japan...

- Globally, corporate financing has become more sophisticated
- The abundant Japanese mid-caps are in need of new financing ideas
- Aozora Bank unlocking value with loans based on cash flows, real estate assets, etc.
- Early entry with an established leadership position in leveraged finance, private equity and distressed assets

...and Aozora Bank at the forefront with strong network for sourcing deals

Real Estate Financing...
...is in our DNA

- Founded in 1957 as the Japan Real Estate Bank
- Focused on high-potential urban areas
- Real Estate prices have moved up after "lost decade"
- Rental Capitalization Rates are attractive compared with global markets

...and continues to contribute to our ever-growing loan book

AOZORA

3. Access to Corporate Japan and Distribution through Regional Bank Relationships

Regional banks have mid-cap customers with needs...

- **Aozora Bank has:**
  - The outward culture
  - The core skill sets
  - The sophisticated products
- **Regional banks:**
  - Competing against megabanks and now post office bank
  - Are geographically restricted
  - Offer mainly Vanilla banking services
  - Have unique access to the attractive mid-cap corporate market

Strategic Alliances:

Bank of Yokohama

東邦銀行

The Toho Bank

Bi-lateral arrangements:

山陰合同銀行

The San-in Godo Bank

近畿大阪銀行

金融機関コード(銀行コード):0159

The Kinki Osaka Bank

...Aozora Bank has a wealth of innovative solutions for them

AOZORA

4. Diversified Earnings via a Range of Investment and Sales Activities

We have the capital, liquidity and risk management skills ...

- **The understanding of how to manage risk**
- **The capital to deploy**
- **The liquidity to take advantage of market opportunities**

Earnings from a broad range of investments:

- Japanese Government Bonds
- Exchange Traded Funds
- J-REITs
- Fund Investments
- Limited Partnerships
- GMAC
- Collateralized Debt Obligations
- Agency Mortgage Backed Securities

...to diversify as we move into to high-value banking

AOZORA

5. Focus on Management Team, Internal Controls, Risk Management, and Corporate Governance



Chairman / CEO
Kimikazu Noumi
Former President of Norinchukin Zenkyoren Asset Management Co., Ltd.



Predident / COO
Federico J Sacasa
Former Senior Executive Vice President, Bank of America



Chief Financial Officer
David Hackett
Former Managing Director of Citigroup Corporate and Investment Bank and Financial Controller for Nikko Citigroup, Ltd.



CRMO
Kenji Fujii
Former GM of the Risk Management Division Basel II Implementation office with Mitsubishi UFJ Financial Group



Head of Financial Markets Group
Izumi Ogura
Former Branch Manager of Dresdner Bank, Tokyo



CCRO
Hiromi Watanabe
Joined Nippon Credit Bank, 1984

Risk Management

Integrated Risk Management

Credit Risk | Market Risk | Operational Risk

...with a strong track record domestically and globally

AOZORA

6. Strong Capital and Liquidity through Diversified Funding Sources

Deep and diverse funding base offers…

- High Tier 1 Capital Ratio - setting the standards among Japanese banks
- Strong Liquidity – funding diversity offers security
  - Retail Deposits
  - Debentures
  - Various sources of wholesale funding

Funding Sources
(non consolidated)


(100 million of Yen)
32,415
6,763
7,612
4,536
12,266
42,760
10,291
9,935
3,334
5,625
13,575
48,066
11,916
15,067
2,950
4,248
14,484
49,654
9,546
3,708
15,083
Mar-05
Mar-06
Mar-07
Sep-07
Financial Institutions (Deposits, etc.)
Financial Institutions (Debentures)
Public Institutions
Corporate
Retail

…stability, strength and security

AOZORA

Investment Highlights

1. Domestic wholesale bank with global capabilities drives growth home and abroad
2. Competitive advantage in Specialty Finance products and markets positions us in the large Japanese market on the brink of change
3. Access to corporate Japan and distribution through Regional Bank relationships fuels growth among the attractive regional mid-cap corporate sector
4. Diversified earnings via a range of investment and sales activities offers stability while we advance into high-growth markets with industry-leading banking solutions
5. Seasoned management team, stringent internal controls, cutting-edge risk management, and global-standard corporate governance exemplifies best-practice standards
6. Strong capital and liquidity through diversified funding sources enable us to seize opportunities in rapidly-changing markets

AOZORA

AOZORA

This presentation material contains information that constitutes forward-looking statements. The statements are not guarantees of future performances and involve risks and uncertainties. The actual results may differ from the forward-looking statements due to factors including changes in economic conditions and market interest rates etc.

[redacted]

50th
Half a century serving our customers.

Annual Report 2007

Year Ended March 31, 2007

AOZORA BANK, LTD.

Corporate History

Serving Japan and Our Customers for 50 Years

Originally established as the Nippon Fudosan Bank, Limited, under the Long-Term Credit Bank Law in 1957, the Bank changed its name to Aozora Bank, Ltd., in 2001. In April 2006, the Bank transitioned from a long-term credit bank to a full-service commercial bank. Aozora's shares were listed on the First Section of the Tokyo Stock Exchange in November 2006.

Aozora Bank is a leading provider of lending, loan syndication, securitization, business and asset revitalization, debentures and deposits, in addition to providing an advisory service to assist our corporate clients, financial institution clients, and retail clients in finding solutions to their management challenges. Our listing, together with our change of status to an ordinary commercial bank, have enhanced our ability to respond flexibly to the needs of clients.


1980
1957

>1957

April
Established as the Nippon Fudosan Bank, Limited (capital: ¥1 billion), in accordance with the Long-Term Credit Bank Law

November
Started issuance of debentures

>1958

September
Started issuance of discount debentures

>1964

July
Started foreign exchange business as an authorized foreign exchange bank

September
Listed stock on the Tokyo Stock Exchange

>1970

February
Listed stock on the Osaka Securities Exchange

>1977

October
Changed name to the Nippon Credit Bank, Ltd.


1990
2000
2007

>1991

May
Established NCB Private Equity Co., Ltd. (currently Aozora Investment Co., Ltd.)

>1994

February
Established the Nippon Credit Trust Bank, Ltd. (currently Aozora Trust Bank, Ltd.), the first domestic subsidiary classified as other type of business

>1998

December
Started special public management in accordance with the Financial Reconstruction Law and terminated listing of stock on the Tokyo Stock Exchange and the Osaka Securities Exchange

>1999

June
Established NCB Servicer Co., Ltd. (currently AOZORA Loan Services Co., Ltd.), and commenced servicer operations in September 1999

>2000

September
Share Purchase Agreement regarding the transfer of the Bank's shares was signed between Deposit Insurance Corporation and SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co., Ltd. (currently Tokio Marine & Nichido Fire Insurance Co., Ltd.), and other financial institutions

Ended special public management

November
Commenced telephone banking services

>2001

January
Changed name to Aozora Bank, Ltd.

April
Launched *Aozora Direct Time Deposit* as a product exclusively available through telephone banking

>2002

October
Commenced over-the-counter sales of personal pension life insurance policies

>2003

March
Moved headquarters

September
Through a common stock tender offer conducted in accordance with the Securities Exchange Law, all common stock of the Bank held by SOFTBANK CORP. was transferred to the ownership of Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC

>2004

October
Launched *Aozora Pocket Time Deposit* (permits partial withdrawals before maturity)

>2005

June
Launched *Excellent First* time deposit (callable time deposit)

>2006

April
Converted from "Long-Term Credit Bank" to an "Ordinary Bank"

Issued *Straight Bond*

Established a security subsidiary, Aozora Securities Co., Ltd.

November
Listed on the First Section of the Tokyo Stock Exchange

Established Tokyo Nihonbashi branch

0117

Management Policy and Strategy


Our Mission
To pursue diversified revenues, underpinning sustainable growth in order to outperform the Japanese banking sector and maximize shareholder value.
Management Philosophies
Mutually Beneficial Partnerships
Increased Corporate Value
Governance and Control

Contents

0118

File No. 82-35047

Aozora's strategic strengths

Agility
Proactive decision making based on robust risk management

Skill
Continual enhancement of our knowledge base and technical capabilities

Network
Partnerships based on mutual trust, respect, and financial reward

Our people
Success is directly linked to the ability of our employees to fully realize their potential

Financial strength
Our non-performing loans ratio and high coverage ratio reflect the quality of our assets and our high capital adequacy ratio

Leveraging our strengths, adding value

- Tailor-made response to corporate clients' individual needs
- Offering investment banking products maximizing risk-return
- Partnering financial institutions in mutually beneficial relationships
- Growing retail deposits as a high quality, low cost funding source

■ Forward-Looking Statements
This annual report contains forward-looking statements regarding the Bank's financial condition and results of operations. These forward-looking statements, which include the Bank's views and assumptions with respect to future events, involve certain risks and uncertainties. Actual results may differ from forecasts due to changes in economic conditions and other factors.

0119

Financial Highlights

1. **Aozora Bank achieved a record level of net revenue and has posted record operating profit for the third consecutive term.**
   - Consolidated net revenue increased by 0.2% to ¥114.4 billion as a result of growth in non-interest income. This is the highest level of net revenue since the Bank's re-privatization in September 2000.
   - Consolidated operating profits increased by 1.6% to ¥62.4 billion, representing the third consecutive record level.
   - Non-interest income saw a 13.6% increase compared with the previous year, leading to a rise in the non-interest income ratio from 53.6% to 60.8% reflecting further diversification of revenue streams.
   - Net income of ¥81.5 billion was down 32.1% primarily due to a high level of credit reserves released in the prior year.
2. **Loans have shown double digit growth, driving a healthy increase in total assets of 9.1%.**
   - Loans increased by 17.5% reaching ¥3,684.6 billion. Securities increased by 17.9% to ¥1,918.9 billion.
   - As a result of growth in loans and securities, total assets have reached ¥6,544.0 billion.
3. **Maintaining a high level of asset quality.**
   - Total credit to be disclosed under the Financial Reconstruction Law (FRL) maintained at the low level of 0.96%.
   - 96.8% of disclosed claims under FRL covered by collateral and reserves.
4. **Maintaining the highest domestic consolidated capital adequacy ratio.**
   - The consolidated capital adequacy ratio of 15.82%, with a Tier I ratio of 17.50%, keeps Aozora Bank at the highest levels under the domestic standard.

Consolidated operating profits
(Years ended March 31)



■ Operating profits (without taking account of amortization of deferred income on macro-hedge)
■ Deferred income on macro-hedge (Note)

Consolidated net income
(Years ended March 31)



■ Net income (without taking account of amortization of deferred income on macro-hedge, credit-related expenses, and deferred income taxes)
■ Deferred income on macro-hedge (Note)
■ Deferred income taxes ■ Credit-related expenses

Consolidated net revenue breakdown
(Years ended March 31)



■ Net interest income ■ Net fees and commissions
■ Net trading revenues ■ Net other operating income
— Net non-interest income ratio

Note: Interest rate swap positions used for hedging purposes (macro-hedging) were closed in the fiscal year ended March 31, 2003, in line with accounting standard changes. Unrealized gains generated at the time such positions closed were booked as deferred income and amortized over the next three years.

Total assets, loans and bills discounted, and securities
(Years ended March 31)



■ Total assets ■ Loans and bills discounted
■ Securities

Non-consolidated disclosed claims under the Financial Reconstruction Law
(At March 31)



■ Non-consolidated disclosed claims under the Financial Reconstruction Law
— Non-consolidated disclosed claim ratio
— Non-consolidated reserve and coverage ratio

Consolidated capital adequacy ratio
(At March 31)



■ Regulatory capital ■ Tier I capital
— Capital adequacy ratio (domestic standard) — Tier I ratio (domestic standard)

Note: The ratio as of March 31, 2007, has been calculated according to Basel II criteria.

Long-Term Credit Ratings

JCR	A	Moody's	A2
R&I	A–	Standard & Poor's	A–
(As of June 28, 2007)		Fitch Ratings	A–

0120

Consolidated

(Millions of Yen)

Years ended March 31	2007	2006	2005	2004	2003
Operating income	197,545	171,946	123,679	113,788	109,748
Operating profits	62,405	61,440	45,693	7,606	8,920
Net income	81,510	120,114	89,893	30,530	23,376
Capital stock	419,781	419,781	419,781	419,781	419,781
Total equity (Note 1)	792,480	723,386	611,805	526,848	497,514
Total assets	6,543,994	5,995,947	4,775,486	5,176,005	5,885,642
Debentures	1,450,525	1,060,331	847,993	1,054,973	1,470,126
Deposits (Note 2)	3,233,905	3,196,307	2,374,593	2,588,030	2,537,175
Loans and bills discounted	3,684,601	3,136,255	2,666,389	2,965,552	3,258,693
Securities	1,918,895	1,628,154	1,128,650	964,964	1,350,036
Total equity per share (yen) (Notes 1 and 3)	369.81	307.49	228.77	168.83	148.13
Basic net income per share (yen) (Note 3)	52.59	82.29	60.97	19.09	14.04
Consolidated capital adequacy ratio (domestic standard)	15.82%	19.47%	18.70%	15.66%	13.30%
Tier I ratio (domestic standard)	17.50%	19.12%	18.31%	15.01%	12.51%
Return on equity (ROE) (Note 4)	15.08%	30.41%	30.29%	11.86%	9.79%

Notes: 1. The 2007 amount represents total equity in accordance with the new standard for presentation of equity, however, the amounts for 2006, 2005, 2004 and 2003 represent total stockholders' equity and are not adjusted to conform to the 2007 presentation.
2. Includes negotiable certificates of deposit (NCDs)
3. We have declared a reverse stock split of the Company's common stock, Class A Series 4 and Class C Series 5 preferred stock, which took effect on September 11, 2006. Total equity per share and basic net income per share previous to March 31, 2006, were calculated on the premise that a reverse stock split had been declared at the beginning of each fiscal year.
4. ROE is calculated by dividing net income minus dividends on preferred stock by the average of equity (stockholders' equity) attributable to common stockholders at the beginning of the end of the fiscal year.

Non-Consolidated

(Millions of Yen)

Years ended March 31	2007	2006	2005	2004	2003
Operating income	188,088	163,661	113,816	105,335	101,633
Business profit before general loan-loss reserve	61,252	64,201	49,690	42,463	33,479
Operating profits	61,960	60,729	43,733	7,309	7,437
Net income	82,168	119,920	86,859	31,854	22,876
Capital stock	419,781	419,781	419,781	419,781	419,781
Total equity (Note 1)	788,537	720,447	609,524	527,582	496,918
Total assets	6,558,891	6,005,204	4,784,328	5,188,071	5,895,314
Debentures	1,454,525	1,064,331	851,993	1,058,973	1,473,126
Deposits (Note 2)	3,252,145	3,211,709	2,389,471	2,607,081	2,555,906
Loans and bills discounted	3,362,528	3,025,391	2,605,381	2,969,770	3,271,087
Securities	2,332,881	1,797,623	1,234,662	971,763	1,356,754
Total equity per share (yen) (Notes 1 and 3)	367.85	305.41	227.16	169.35	147.71
Basic net income per share (yen) (Note 2)	53.03	82.15	58.83	20.02	13.69
Capital adequacy ratio (domestic standard)	15.98%	19.55%	18.77%	15.65%	13.26%
Tier I ratio (domestic standard)	17.37%	18.92%	18.15%	14.99%	12.47%
Return on equity (ROE) (Note 4)	15.30%	30.57%	29.31%	12.44%	9.58%

Notes: 1. The 2007 amount represents total equity in accordance with the new standard for presentation of equity, however, the amounts for 2006, 2005, 2004 and 2003 represent total stockholders' equity and are not adjusted to conform to the 2007 presentation.
2. Includes negotiable certificates of deposit (NCDs)
3. We have declared a reverse stock split of the Company's common stock, Class A Series 4 preferred stock and Class C Series 5 preferred stock, which took effect on September 11, 2006. Total equity per share and basic net income per share previous to March 31, 2006, were calculated on the premise that a reverse stock split had been declared at the beginning of each fiscal year.
4. ROE is calculated by dividing net income minus dividends on preferred stock by the average of equity (stockholders' equity) attributable to common stockholders at the beginning of the end of the fiscal year.

Progress in Implementing Business Revitalization Plan (Non-Consolidated)

March 31 (Billions of Yen)

	2007		2008	2009
	Result	Plan	Plan	Plan
Net revenue	107.7	107.0	110.0	116.5
General and administrative expenses	46.4	48.0	50.0	55.5
Business profit before general loan-loss reserve	61.3	59.0	60.0	61.0
Expenses for the disposal of problem loans	(13.6)	16.0	3.5	11.0
Net income	82.2	43.0	76.0	51.5

Note: The above planned amounts were projected in August 2007.

* Yen amounts stated in millions of yen have been truncated. Amounts expressed in billions of yen have been rounded to the nearest ¥0.1 billion.

0121

To all of our partners around the world,



Chairman and CEO
Kirinkazu Noumi

President and COO
Federico J. Sacasa

0122

2007 marks the 50th anniversary of the Bank's establishment, representing half a century of playing a central role in the development of the Japanese financial system. It is with sincere gratitude for the support and effort of all of our stakeholders that Aozora Bank reaffirms its long-standing commitment to maintaining a healthy and stable Japanese economy going forward.

Our Transformation

In September of 2006, Aozora converted from a "Long-Term Credit" into an "Ordinary Commercial" bank. In November, we successfully listed our shares on the First Section of the Tokyo Stock Exchange. This was the culmination of our unwavering commitment to create a more competitive, resilient and profitable financial institution by revitalizing our banking operations, embedding our businesses with global best practices and strengthening our management and corporate governance. The implementation of best practices and inculcation of a world class risk management culture has significantly enhanced our financial performance and strengthened our entire organization.

Since re-privatization in 2001, Aozora has significantly expanded its customer base of mid- to large-sized corporations, deepened its historical partnerships with regional financial institutions, and broadened its relationships with more than 210,000 mass affluent retail customers. Our high margin Specialty Finance business and the many profitable opportunities available through our Global Investment business has enabled us to further diversify our revenue sources. The results of these efforts to better service the needs of our enhanced customer base is reflected in the strength of our capital adequacy ratio—the highest among Japanese banks—as well as the country's lowest non-performing loans ratio.

Our Present Situation

Our financial strength speaks for itself. In FY2006, ended March 31, 2007, Aozora posted record earnings in consolidated net revenue and consolidated net operating profit, and together with a 17.5% year-on-year increase in its loan balance, delivered a performance considerably exceeding the industry average. These results demonstrate the viability and earnings potential of our business model. Our low non-performing loans ratio and high coverage ratio reflect the quality of our assets, and our high capital-adequacy ratio reflects the abundance of our capital. Having returned to consistent, profitable operations that efficiently generate excess Tier 1, we have created sufficient retained earnings to allow us to make the repayment of public funds our strategic priority.

Our Strategy

The Bank's implementation of disciplined risk management methodologies provides us with a robust framework that facilitates a faster and more efficient decision-making process, enabling us to better meet the individual needs of each customer while differentiating Aozora from other Japanese banks. We aim to partner with—rather than simply be counterparty to—our customers and affiliates, building lasting relationships based on mutual trust, respect and financial gain. As a wholesale bank, these relationships represent an integral part of our deal sourcing and product distribution platform. Our successful expansion into international markets provides us with expertise and capabilities many domestic financial institutions lack; at the same time, our long-standing network of regional financial institutions provides us with domestic capabilities the global banks cannot match.

Skilled employees drive our competitiveness and are crucial to achieving sustainable profitability. The expertise each employee brings to Aozora augments our product development, deal composition, and management advisory, enabling us to provide best-in-class products and services. Furthermore, at Aozora we believe the success of the Bank is directly linked to employee satisfaction and the ability of each employee to fully realize their potential. To this end, we provide extensive training and other learning opportunities in the workplace in order to encourage our employees to discover the best fit for their skills in the organization.

Our Value Proposition

Aozora's traditional strength in corporate banking is the foundation upon which we provide value-added products and services to mid- and large-sized corporations. Management resources are allocated strategically to areas where we can outperform the Japanese banking sector. Key areas are high growth, high margin specialty finance products, particularly real estate, leveraged finance, structured credit, asset finance, special situations, and private equity. Resources are also selectively allocated to our Investment business, which includes our profitable well-diversified hedge fund portfolio. The unique combination of our credit risk management expertise and the breadth of our global network enable us to distribute our risk internationally as well as domestically, through participation in syndicated loans in the United States and Europe, and leveraged loan transactions in Asia. In our retail business, a singular focus on mass affluent customers enables us to access a cost-efficient and stable funding source.

Aozora proactively meets the investment needs of our customers through a broad range of investment vehicles and advisory services, providing client management with creative solutions to the challenges they face, as well as providing traditional sales of debentures, derivatives and deposits. Our business model focuses on providing our

customer networks with our competitive suite of products and services that combine our risk management expertise together with the distribution capabilities of our financial institution clients. We aim to strengthen and extend these capabilities across our entire portfolio of products, with each successful transaction opening up further business opportunities.

Our Goal

Aozora's long-term relationships with regional financial institutions have shaped the personality of the Bank, and we are committed to deepening these important ties through mutually profitable alliances as we continue our expansion into offshore markets. Simply put, our goal is to outperform the Japanese banking sector by providing competitive products and services that meet customer needs and add value for our shareholders.

On behalf of the management and employees of Aozora Bank, we sincerely thank all of our shareholders, customers, and employees for their continuing support and guidance.

August 2007

Chairman and CEO, Kimikazu Noumi

President and COO, Federico J. Sacasa

Executive Officers

(As of June 28, 2007)



❶ Chairman
Kimikazu Noumi*
Joined Aozora Bank as Vice Chairman in June 2006, and was appointed Chairman in February 2007. Brings to Aozora nearly 40 years experience in the banking industry. Former President of Norinchukin Zenkyoren Asset Management Co., Ltd.

❷ President
Federico J. Sacasa*
Joined Aozora Bank as Senior Managing Executive Officer in February 2007. Took office as President in June 2007. Former Senior Executive Vice President of Bank of America.

❸ Senior Managing Executive Officer
Yuji Inagaki
Joined Aozora Bank in April 1974 and has held positions as General Manager of the International Business Planning Division, the Banking Headquarters Division, and the Marketing Division. Senior Managing Executive Officer of Aozora Bank from April 2004. Appointed Chief Marketing Officer (CMO) in September 2005, and Head of the Financial Institutions Management Group in April 2007.

❹ Senior Managing Executive Officer
Izumi Ogura
Joined Aozora Bank as Executive Officer in September 2000. Took office as Senior Managing Executive Officer and Head of Financial Markets Group in April 2004. Has been involved in internet-related business. Former Branch Manager of Dresdner Bank Tokyo, and Ex. BOJ Official.

❺ Senior Managing Executive Officer
David Hackett
Joined Aozora Bank as Chief Financial Officer in March 2004, and took office as Senior Managing Executive Officer in April 2004. Former Managing Director of Citigroup Corporate and Investment Bank and Financial Controller for Nikko Citigroup, Ltd.

❻ Senior Managing Executive Officer
Takeyoshi Morikawa
Joined Aozora in April 1977 and has held progressively responsible positions as General Manager of the Corporate Planning Division, Hiroshima Branch, and the Retail Marketing Division. Appointed Senior Managing Executive Officer and Head of Retail Banking Group in April 2004.

❼ Senior Managing Executive Officer
Hiroshi Jinno
Joined Aozora Bank in April 2005 as Senior Managing Executive Officer and Head of the Financial Institution Group. Appointed Head of the Senior Relationship Banking Group in April 2007. Former Managing Director of J. P. Morgan Partners Asia PTE. LTD.

❽ Senior Managing Executive Officer
Carlos A. Erchuck
Joined Aozora Bank in December 2004. Appointed SMEO and Chief Risk Officer from September 2005. Former Executive Director, Senior Credit Risk Officer for Asia-Pacific region of UBS, AG, Tokyo, Credit Risk Management, based in Tokyo and London.

❾ Senior Managing Executive Officer
Katsutoshi Ishida
Joined Aozora Bank in 1973 and has held progressively responsible positions as General Manager of the Shibuya and Hiroshima branches, and Executive Officer as Head of the Credit Division. Appointed SMEO and Chief Credit Officer in September 2005, and Head of the Corporate Business Group in May 2007.

❿ Senior Managing Executive Officer
Shinsuke Baba
Joined Aozora Bank in 1977, and has held positions as General Manager of the International Business Development Division, the Investment Banking Division, and the Structured Credit and Investment Division. Appointed Executive Officer and Head of the Corporate Banking Group in September 2005, and Senior Managing Executive Officer and Head of the Investment Banking Group in April 2007.

⓫ Senior Managing Executive Officer
Hiroshi Nishihara
Joined Aozora Bank in April 2007 as Senior Managing Executive Officer and Chief Technology Officer (CTO). Previously served concurrently as Head of the EC Business Division and the Net Business Planning Division of the Sumitomo Mitsui Banking Corporation. Former General Manager of Information Systems and Operations with AEON Financial Project Co., Ltd.

⓬ Senior Managing Executive Officer
Hiromi Watanabe
Joined Aozora Bank in 1984. Former General Manager of the Business Promotion Division and Credit Division II. Appointed EO in September 2005, and in 2007 was appointed SMEO and Chief Credit Risk Officer (CCRO).

0126



⑬ Senior Managing Executive Officer
Nikolai Safavi
Joined Aozora Bank in April 2006. Appointed SMEO and Head of the Integrated Risk Management Group in May 2007. Previously with CSV Investment and Financial Services, Bank of America, and the OCC.

⑭ Senior Managing Executive Officer
James Mudie
Joined Aozora Bank in April 2005. Held positions as General Manager of the Structured Credit and Investment Division, the Real Estate Finance Division, and the Structured Credit Division. Appointed SMEO and Head of the Global Investment Group in May 2007. Former General Manager, Capital Markets Division at Shinsei Bank.

⑮ Senior Managing Executive Officer
Ambi Venkateswaran
Joined Aozora Bank in June 2007 as SMEO and Head of the Corporate and Investment Banking Group. Formerly with Bank of America Corporation for 26 years, served in a variety of positions in the U.S. and internationally, including as Head of North Asia Corporate and Investment Banking. Prior to joining Aozora, he also worked as Head of Risk Management with Mashreqbank in the Middle East.

⑯ Managing Executive Officer
Hirokazu Takino
Joined Aozora Bank in 1977. Former General Manager of the Financial Control Division, the Accounting Division, and the Operations Management Division. Appointed EO in April 2001 and MEO in May 2004.

⑰ Managing Executive Officer
Kenji Fujii
Joined Aozora Bank in May 2007 as MEO, bringing with him a wealth of experience in risk management. Former General Manager of the Risk Management Division Basel II Implementation office with Mitsubishi UFJ Financial Group.

⑱ Managing Executive Officer
Ryoichi Kawai
Joined Aozora Bank in 1974. Former General Manager of the Financial Markets Division, the Financial Institutions Division I, the Systems Division, the Operations Management Division, and the Risk Management Division. Appointed EO in July 1998 and MEO in May 2007. Currently holds the position of General Manager of the Operational Management Division.

⑲ Executive Officer
Peter R. Fowler
Peter Fowler was appointed General Counsel and Executive Officer in December 2005. Prior to joining Aozora Bank, he worked with Wells Fargo Bank in San Francisco, New York, Luxembourg, Nicaragua and Miami, where he was Vice President and General Manager of Wells Fargo International Bank. Subsequently, he was Vice President and General Manager of Bank of America International in Miami and later Senior Vice President at Barclays Bank in Miami. Most recently, he was Associate Managing Director with Kroll & Associates in New York and Tokyo.

⑳ Executive Officer
Tadashi Umino
Joined Aozora Bank in April 1979. Former General Manager of the Investor Relations Department, the Risk Management Division, Office of the Chief Executive and currently holds the position of General Manager of the HR Division. Appointed Executive Officer in May 2006.

㉑ Executive Officer
Tetsuo Matsui
Joined Aozora Bank in April 2002 from Sanwa Bank and Citibank N.A. FX Option Asia Region Head. Served as General Manager of the Derivatives Sales Division. Appointed Executive Officer in July 2006.

㉒ Executive Officer
Shigeyuki Tsuchida
Joined Aozora Bank in April 2007 as Executive Officer. Former Deputy General Manager of the Development Investment Division, Credit Investment Group of Norinchukin.

0127

* Serving as Executive Officer concurrently

Management Philosophy

1. Corporate Governance

Aozora Bank has developed an effective and transparent management framework based upon strict adherence to corporate governance principles. The management team is committed to maintaining the highest standards of compliance in every area in which we operate. We will continue to identify and assess all potential risks and likelihood of occurrence, carefully evaluating the impact on our business. Our systems are designed to provide optimal transparency, maintain rigorous internal controls and effectively manage the delicate balance between risk and return. Our approach is one of continuous improvement as we strive toward global best practices.

Organization Structure

The Bank's supervisory and business execution functions have been organized to enable each team to focus on its primary goals and objectives. The Board of Directors focuses on determining the Bank's fundamental policy and management strategy, while the Executive Officers, including the Representative Directors, form the Management Committee to dedicate themselves to execute daily business. The Management Committee has established sub-committees to perform more effective and specialized execution of functions. The Board of Directors has established several Board-level committees such as the Nomination and Remuneration Committee, the Special Audit Committee and the Audit and Compliance Committee, to provide better check and balance functions. Corporate Auditors conduct audits on the Bank's business activities to ensure compliance with legal requirements.


General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Special Audit Committee
Board of Directors
Nomination and Remuneration Committee
Audit and Compliance Committee
Management Committee
Asset and Liability Committee
Risk Policy Committee
Credit Committee
Investment Committee
New Business/ Product Committee
Strategic Planning Steering Committee
Suitability Committee

Name of committee	Chaired by	Members	Frequency	Purpose
Board of Directors	Chairman or President	Directors, Corporate Auditors	Quarterly	Decision making regarding management strategies and supervision of business operations
Board of Corporate Auditors	Standing Corporate Auditor	Corporate Auditors	Monthly	Represents shareholders to conduct audits
Management Committee	Chairman or President	Chairman, President, Executive Officers	Weekly	Decision making regarding business operations
Special Audit Committee	Outside Director	Directors (except from parent companies) Corporate Auditors	As needed	Audit transactions with parent company groups to avoid the Bank's becoming a captive bank
Nomination and Remuneration Committee	Outside Director	Outside Directors	As needed	Approval of Board members and Senior Managing Executive Officers and related compensation
Audit & Compliance Committee	Outside Director	Outside Directors	Quarterly	Overseeing and review of internal audit, external audit, compliance, credit examination, risk management and financial reporting
Asset and Liability Committee	CFO	Chairman, President and Executive Officers in charge	Monthly	Decision making regarding asset and liability management
Risk Policy Committee	Executive Officer of Integrated Risk Management Division	Chairman, President and Executive Officers in charge	As needed	Approval of risk management policies, monitoring risk management system
Credit Committee	Head of Integrated Risk Management Group	Chairman, President, Executive Officers and General Managers in charge	Weekly	Approval of credit transactions, delegating approval authority on credit transactions
Investment Committee	Head of Integrated Risk Management Group	Chairman, President and Executive Officers in charge	Monthly	Approval of individual investment issues; establishing appropriate investment policies; accurate understanding of Bank's entire investment risk profile; and, building and maintaining a secure and profitable portfolio
New Business/ Product Committee	CTO	Chairman, President, Executive Officers in charge	As needed	Assessment and approval of all significant new products or new businesses
Strategic Planning Steering Committee	CFO	Chairman, President, Executive Officers and General Managers in charge	Monthly	Approval, monitoring and prioritization of strategic projects that enable key aspects of business plans and strategies to be executed
Suitability Committee	General Counsel, Executive Officer of Legal & Compliance Division	General Manager in charge, In-house Lawyer	Monthly	Fulfill Bank's obligation on suitability and full disclosure in sale/provision of financial products/services to appropriate clients

(As of June 28, 2007)

0128

2. Internal Control

The Bank strives to manage all the risks associated with the operations of the Aozora Group properly, in line with the risk management policies approved by the Board of Directors.

Risk management starts at the Board of Directors and its assisting committees such as the Special Audit Committee, the Nomination and Remuneration Committee and the Audit and Compliance Committee.

The Board of Directors approves the business operations plan proposed by the Management Committee and determines the risks acceptable to the Group in view of the Bank's capital and target to be achieved.

The Bank's risk management operations are conducted by the Management Committee, the Risk Policy Committee, the Credit Committee, the Asset and Liability Committee, the New Business Product Committee and the Suitability Committee, and the Board of Directors is committed to maintaining the corporate governance and business operations appropriately by approving material decisions made by each committee and receiving close reports on risk management.

Our Internal Audit Division conducts internal audits along with the Audit Plan approved by the Board of Directors in each fiscal year. We report audit results to the Management Committee monthly and present a Summary of the Audit to the Audit Compliance Committee and the Board of Directors semiannually, respectively, providing an independent assessment of the Bank's internal control system.

3. Human Resource Development

The Bank has promoted the establishment of a "consistent HR system not based on seniority but based on capabilities and jobs," "the offer of opportunities to enhance specialties and establish a career path," and "the establishment of a more dynamic organization where diversity is well respected," aiming at the creation of a great work place where employees can work with high motivation and pride.

The Bank offers its employees opportunities to enhance their skill set and technical knowledge, with the ultimate goal of guiding them toward a career in the area best suited to their abilities while meeting the personnel needs of each business division. Remuneration and bonus programs are linked to performance to reflect more accurately the contribution of each employee. Aozora offers all of its employees options and opportunities for promotion based on the career path of each individual.

Training is provided to all employees in order to inculcate the necessary business skills, provide the required expertise, groom future management and facilitate self-development. Employees can freely take advantage of the Bank's job-posting and transfer-request programs in order to follow their chosen career path.

While prioritizing the cultivation of existing employees, the Bank's business groups also hire experienced professionals from outside of the company to fulfill their personnel needs.

The Bank promotes Diversity Action, focusing on fostering a "diversity mind" to respect and utilize the diversity of our workforce, "equal opportunity" to maximize employee performance based on their talents and abilities, and assist career development, "work and life balance" to ensure all employees maintain a balance between both, and the execution of various concrete measures such as enhanced childcare and nursing care support programs.

4. Corporate Social Responsibility

As a responsible corporate citizen, we have an obligation to contribute to the communities and regions in which we do business. We are committed to delivering sustainable development to our customers and stakeholders.

(1) Social Contribution

◆United Nations and Japanese Habitat Associations
Aozora Bank provides support for the international community development work of the United Nations and Japanese Habitat Associations. We lend our support through donation boxes at our branches, with proceeds aiding the rebuilding of Afghanistan and Iraq, and the survivors of the Sumatran earthquake and resulting tsunami.

◆Disaster Relief
The Bank donated relief funds for the Great Hanshin Earthquake (1995), and the Niigata Chuetsu Earthquake (2004).

◆Volunteer Organization
Used stamps are collected within the Bank in order to provide support in the form of capital and medical supplies for volunteer groups engaged in providing medical care overseas.

◆Revitalization of Regional Medical Institutions
There are approximately 9,000 hospitals in Japan. The rapidly aging population of Japan is placing increasing demands on the infrastructure of medical institutions. Along with the successful core regional hospitals, there are also hospitals experiencing financial difficulties due to such factors as excessive debt and adversity in their operating environment. It is not unusual for hospitals to develop revitalization plans themselves and negotiate with financial institutions, without the expertise to initiate such plans.

Aozora Bank provides support to medical institutions in the form of advisory services for the drawing up of revitalization plans and for external negotiation. The Bank acts as a funding arranger, and provides critical hospital revitalization and succession support.

(2) Close Regional Relationships

◆Kanazawa Art Project
The Kanazawa Branch provides use of a show window for the Kanazawa Art Project, which is held periodically on the city's Hyakuman-ishi Street.

◆Sanuki Takamatsu Festival
Employees of the Takamatsu Branch are active participants in the Sanuki Takamatsu Festival every August.

(3) Environmental Conservation Activities

◆Metropolitan Tokyo's *Plan to Stop Global Warming* Activities
In January 2006, the Bank submitted a plan detailing Aozora's efforts to tackle the problem of global warming by reducing the amount of greenhouse gases produced by the Fuchu Computer Center.

◆*Energy Efficiency* Activities
In July 2006, the Bank's Fuchu Computer Center was designated a Type 1 Designated Energy Management Factory under the Energy Use Law. Aozora Bank has drawn up a mid- to long-term plan as part of its efforts to reduce energy consumption.

◆Recycling of Waste Paper
As part of our recycling efforts, documents that have reached the end of their storage period are processed and recycled, rather than being disposed of by incineration.

◆Business Casual Dress Code
The Bank has chosen to participate in the Environment Ministry's *Cool Biz* and *Warm Biz* initiatives in order to reduce the amount of energy consumed by air conditioners and heaters. As such, employees dress 'business casual' throughout the year to be more comfortable in the workplace.

(4) Human Rights Awareness
In 2005 and 2006, slogans from Aozora Bank were prizewinners in the Japanese Banking Association Human Rights Slogan Competition.

Business Operations

For Corporate Clients

Aozora Bank strives to be the preferred bank for our corporate clients as they seek solutions to their management challenges. Our suite of products and services is designed to ensure that we can effectively meet individual circumstances and financial conditions. From straight loans and deposits to syndicated credits and private placement bonds, from financial derivatives to asset-backed finance, our tailor-made approach enables us to offer competitive solutions to our clients' financial management needs.

We provide assistance with corporate revitalization efforts and support the start of new businesses; through leveraged finance, we provide advisory services and funding for MBOs (management buyouts) and M&A.

FY2006 Performance

- Our conversion to a full-service commercial bank has allowed us greater flexibility in expanding the range of financial products and services that we provide.
- We established a dedicated Marketing Team for developing new business through a variety of products and services, thus enabling us to expand our customer base.
- A Relationship Manager system was created in order to identify and quickly respond to the needs of customers who have previously done business with the Bank.
- Enhanced risk management expertise has enabled us to realize higher quality assets and faster risk evaluation.
- As a result, there was a 17.5% year-on-year increase in the loan balance.
- Our deals have ranged from corporate finance to structured finance, for large corporations to mid- to small-sized companies. Our focal points include real estate finance, leveraged finance, asset finance and equity investments.

Strategy for FY2007

The combination of our investment banking and market businesses has enhanced the Bank's ability to offer a range of tailor-made products in addition to traditional loans, to meet the financing needs of our corporate customers. Working together with our network of financial institution clients, we offer solutions for our clients' structured finance needs. Through our advisory and support functions, we are committed to addressing their management challenges as a trusted partner.


AOZORA

Loans

We continue to successfully grow our lending business by better aligning internal skills and functions, improving the quality and turnaround time of analysis, and through the formation of dedicated teams who support businesses and branches. For example, in 2006 we established a Relationship Manager system in order to better identify and quickly respond to the needs of our customers. Such initiatives have enabled us to swiftly and seamlessly deliver products and services to corporate clients.

Syndicated Loans

We offer syndicated loans in project finance, leveraged finance, asset finance, and real estate finance to our corporate clients. We have further expanded our customer base through successful transactions with mid-sized companies, as well as large corporate clients. This has enabled our clients, who traditionally have not had access to more liquid institutional funding sources, to diversify their funding base and improve their liquidity positions. It has also allowed us to increase the granularity in our portfolio and supply investor clients, especially financial institutions, with credit products.

Derivatives

The Bank offers a wide range of sophisticated derivative products to meet a variety of client needs, ranging from the structuring of derivative products to market making and distribution. We have stationed head office specialists at regional branches to ensure that sales staff are able to clearly explain the structure and risk associated with each product. We have instituted the Mandatory Certification system for our derivatives sales staff and all other staff with management responsibilities in the derivatives area, reflecting our commitment to providing a high quality of service for our clients.

Securitization

Aozora Bank assists clients with the securitization of various types of financial claims to help them achieve greater diversity in their funding sources. The Bank is innovative in developing new types of securitization. Such developments allow various types of originators with various types of cash flows to access the securitization market, depending on their funding requirements.

Private Placement Bonds, Trustee Services, etc.

Private placement bonds provide clients with opportunities for diversifying their funding sources. As they allow clients to tap financing in lower amounts, private placement bonds are gaining popularity in the corporate marketplace. The Bank provides products, such as non-collateral private placement bonds and guaranteed private placement bonds, to help clients raise funds through the issuance of these bonds.

To assist our customers in accessing capital markets through bond issuance, the Bank acts as fiscal agent or trustee for private placement and public bonds, and has extensive experience and expertise in this field.

Special Finance

For clients facing the challenges of a rapidly changing operating environment, the Bank offers a full lineup of business recovery services. In addition to providing corporate advisory services, including the formation of business recovery plans and assistance in finding new business sponsors, we also provide various types of loans. These include short-term working capital financing essential for business continuity, and medium- and

long-term loans based on a comprehensive recovery plan.

Our loan servicer subsidiary, AOZORA Loan Services Co., Ltd., provides support to financial institutions disposing of problem loans and develops business recovery plan proposals.

Asset Finance

The Bank provides finance for the construction of new ocean-going ships (international trading vessels), and the purchase and refinance of used ships. In the area of medical finance, the Bank provides financing to medical institutions as well as nursing-care institutions. We believe that we enjoy a strong position in these markets, reflecting our ability to analyze and make investments in ships of varying types and ages with various charter terms and our expertise in medical finance.

Leveraged Finance

Aozora is a market leader in leveraged finance, providing finance for business revitalization, including domestic management buyouts (MBOs) and mergers and acquisitions (M&A), employing some of the country's finest professionals.

Aozora supports the needs of our equity fund and corporate clients with a broad range of financial products from senior debt to mezzanine, including subordinated loans and preferred stock.





Real Estate Finance

The real estate securitization market is worth over ¥10 trillion annually, and in recent years, has consisted mainly of transactions conducted through real estate investment trusts (REITs), privately placed funds and special purpose companies (SPCs). Aozora Bank's skills and experience in real estate finance and securitization enable us to deliver value-added services as we respond to the needs of clients who need to quickly adapt to a changing environment as well as regulatory changes related to real estate securitization.

Private Equity

Whether our clients are looking to go public with their new ventures, or small to medium-sized corporations facing business succession or revitalization challenges, Aozora Bank can respond to a variety of their needs.

The Bank's venture capital subsidiary, Aozora Investment Co., Ltd., has a solid track record in venture capital business, and JABOC Ltd., IDA Capital, Inc., and Arise Capital Partners, Inc. utilize their wealth of experience in buyout investment to help clients find solutions to management issues and to raise their corporate value.

Our highly experienced team provides comprehensive advisory services to clients, in answer to the recent increase in domestic M&A, as well as offering support in buyout investments and exit strategies.

0133

For Financial Institution Clients

Throughout its history, Aozora Bank has formed close relationships with regional financial institutions throughout Japan, and these relationships are the cornerstone of our business. We understand the needs and challenges of our financial institution clients and have developed a suite of products and financial solutions designed to assist them achieve their own corporate objectives, including the disposal of non-performing loans, and to help them source products and services for their own clients.

We aim to develop our unique business model by leveraging our strengths in investment banking, actively partnering with our regional financial institution clients in providing for their network of customers.

FY2006 Performance

- Aozora Bank delivers proprietary financial products and services to approximately 80% of Japan's regional financial institutions
- The Capital Markets Division was established with the objective of managing the integration of the Bank's corporate customer sourcing function with the financial institution distribution function, and is jointly supervised by the Corporate and Investment Banking Group and the Financial Institutions Group
- Aozora Bank's securities intermediary business began operations in August 2006 through its subsidiary, Aozora Securities Co., Ltd., established in April 2006
- In December 2006, the Bank launched "Hokkaido *Shinkin* Recovery," a corporate rehabilitation fund, in partnership with 23 *shinkin* banks operating in the region. The Bank actively works in partnership with our regional financial institution clients to facilitate the speedy recovery of small and medium-sized enterprises

Strategy for FY2007

Providing a diverse suite of financial products and services, the Bank reaffirms its commitment to respond to the asset management needs of our customers and to offer priority solutions to management issues such as corporate revitalization and the disposal of problem loans.



1. Providing a Wide Array of Asset Management Products

Debentures and Derivative Products

Together with the regular issuance of debentures, we provide time deposits and other shorter duration financial products.

Aozora Bank has established a coherent sales framework, and through our derivative product development and market making, we actively support our financial institution clients in legal and compliance issues, the expansion of their product range, system development, and the variety of issues with their sales framework.

Aozora has a strong franchise in the provision of derivative-embedded products centered upon our interest rate derivative-embedded time deposit, *Mountain Blue*, derivative-embedded loans to Aozora Bank, as well as loans to corporate customers.

The Bank established a sales team in April 2007 dedicated to addressing the individual needs of financial institution clients.

Our business support service is also on hand to assist our financial institution clients in the development of derivative products as they aim to expand their lineup of financial products for their customers.

Loan-Related Products

Using our presence in the syndicated loan market, we offer our financial institution clients participation in loan syndicates to grow and diversify their own loan portfolios. We actively promote the use of syndicated loans not only to corporations, but to real estate investment trusts and non-recourse real estate financing deals. The Bank also offers credit-linked loans and asset-backed loans.

Securitized Products

In the field of asset securitization, the Bank provides a wide variety of investment products by securitizing various types of monetary claims or our non-recourse real estate finance receivables, and structuring them into beneficiaries' interest held in trust, unlisted notes, etc., dependent on the preferences of our clients.

Investment Trusts

We offer a wide array of fund products, including foreign registered funds, to meet the diversified investment needs of our clients. Our comprehensive product lineup, consisting of an array of fund types—including Japanese equity funds (active, long-short and market neutral), global bond funds, global REIT funds, and fund of funds (the United States, Europe, and Asia)—allows our clients to obtain effective portfolio diversification. We are also able to provide investor support through our well-established framework.

Securities Intermediary Business

In August 2006, operations began at the Bank's securities intermediary subsidiary, Aozora Securities Co., Ltd. This enabled us to offer our clients a variety of Euroyen structured notes (interest rate, foreign currency, equity, credit-linked, and fund-linked, etc.) in response to their investment needs.

2. Offering Solutions to Specific Management Issues

Soundness of Assets

The disposal of problem loans continues to be a pressing issue for our financial institution clients, and the Bank's subsidiary, AOZORA Loan Services Co., Ltd., provides support to help them improve the quality of their loan asset portfolios through the purchase of these loans.

Corporate Revitalization

We provide a variety of services aimed at business regeneration for clients who need to deal with changes in their management environment. The Bank's distressed loan servicing subsidiary, AOZORA Loan Services, provides financing through its own recovery fund, and helps the establishment of regional revitalization funds, independent financial institution funds or funds participated in by Aozora, and revitalization funds for specific industries (hospitals, Japanese inns, etc.).



We also provide support to regional financial institutions to help them solve their respective loan problems through a range of advisory services, including the formulation of business recovery plans and business strategies for clients to which they are particularly risk-exposed.

Risk Management

To help clients improve their credit portfolio management, the Bank offers a wide variety of products and services. These include various means of converting loan assets to a source of liquidity, such as the purchase of sound loan assets, and providing loan participation. The Bank also provides credit derivatives.

3. Making Collaborative Proposals to Clients' Corporate Customers

Derivatives

The Bank has enjoyed strong support in its efforts to assist our financial institution clients to develop guaranteed swaps or options for their corporate customers, featuring interest rate and foreign currency derivatives, based on guarantees from clients.

Financing

Aozora Bank is active in the joint provision of debtor-in-possession (DIP) finance, corporate revitalization finance, and asset-based lending (ABL), to meet the financing needs of the customers of regional financial institution clients who are en route to recovery.

We make available our expertise to regional financial institution clients, provide financial advisory services in the areas of real estate finance, ship finance, finance to medical institutions and so on.

The Bank offers proposals of jointly originated syndicated loan transactions.

For Retail Clients

Aozora Bank delivers financial products and services through our network of retail branches that reflect our expertise and our commitment to providing high quality asset management services for our customers. Aozora has developed and sourced new products in the area of investment trusts and personal annuity insurance as we help our clients build assets for the future. Our branches in the Tokyo metropolitan area and major cities provide our clients with asset management consultation services to assist in their life-long financial planning. The enhancement of telephone banking through our call center, together with the development of our branch network, are two of the ways Aozora Bank is widening its service channels in order to both heighten the level of convenience for customers, and more completely respond to their banking needs.

FY2006 Performance

- Conversion to a full-service commercial bank has enabled more freedom in business activities
- Foreign currency retail deposits (Aozora U.S. Dollar Time Deposit) began in April 2006
- Established a division dedicated to the expansion of business for wealthy customers
- Launched the Nihonbashi branch in November 2006, raising the number of domestic branches to 18
- The balance of retail deposits steadily increased, reaching ¥1,385 billion as of end of March 2007
- Added investment trust and personal annuity products to our products suite in response to the savings and investment requirements of customers
- We implemented a questionnaire from March 2006, in line with our efforts to improve the level of customer satisfaction, the results of which are published on the Bank's Web site

Strategy for FY2007

Aozora Bank's asset management consultation banking will be promoted through both our branch network and through our call center from this year, and we are committed to further providing competitive savings and securities products featuring our proprietary products.



Attractive Financial Products

The derivative-embedded time deposit, *Excellent First V* (value), introduced in June 2006, has met with strong demand due to its guaranteed principal at maturity and competitive interest rate. This product and others, such as *Aozora Time Deposit*, exclusively for telephone banking, *Aozora Pocket Time Deposit*, which permits partial withdrawal before maturity, and *Aozora U.S Dollar Time Deposit*, are among the enhanced lineup of products we provide to meet the savings and investment needs of our clients.

Investment trusts and personal annuity insurance are other such products that have been received favorably by our clients.

Enhancement of Service Channels

Through our telephone banking service, customers can make time deposits, purchase debenture and investment trusts, make account balance enquiries and notify changes to personal information. Rather than simply using an automated touch-tone system, our telephone banking service is staffed by a team of operators, ensuring that even customers who are new to telephone banking may feel at ease. Aozora Bank customers can make withdrawals and deposits from/to saving accounts at Postal Savings ATMs seven days a week without incurring usage fees, and in conjunction with our telephone banking, this service ensures even greater customer satisfaction. We have enhanced security by implementing countermeasures, such as lowering the minimum withdrawal amount at ATMs, in order to reduce the risk of problems arising, for example, from card counterfeiting.

Detailed Financial Advisory Services

The Bank offers financial advisory services until 5 pm at the main office and at branch offices, tailoring investment portfolios for clients using investment products including time deposits, investment trusts, and annuity insurance. We encourage and support staff members to obtain financial planner qualifications to ensure that we offer top-quality advice on investments, inheritance and business succession. Furthermore, specialist teams provide a wide variety of advisory and consultation services, such as investment and home loans.

Opening of the Nihonbashi Branch

On November 20, 2006, Aozora Bank opened its first new retail branch in 15 years, representing the first step in the expansion of its retail banking capabilities in Japan. The new branch, the 18th in Japan, specializes in asset management consultation banking, whereby dedicated staff guide each customer through the diverse range of financial products and services, developing plans tailored to their individual asset management needs. The Nihonbashi design differs from the Bank's traditional branches, with fewer staff and more effective use of reduced floor space.



0138

Aozora Bank Web site

http://www.aozorabank.co.jp/english/

The Aozora Bank Web site contains a variety of business and investor relations information, as well as news releases and important financial data.

Front Page



http://www.aozorabank.co.jp/english/

For Corporate Clients



http://www.aozorabank.co.jp/english/hojin/jigyou

For Financial Institution Clients



http://www.aozorabank.co.jp/english/hojin/kinyu

About Aozora



http://www.aozorabank.co.jp/english/about/

Investor Relations



http://www.aozorabank.co.jp/english/investors/

Financial and Corporate Data

0140

Consolidated Business Results

Consolidated Financial Highlights [Five-Year Summary]

Years Ended March 31

(Millions of Yen)

	2007	2006	2005	2004	2003
Operating income	197,545	171,946	123,679	113,788	109,748
Operating profits	62,405	61,440	45,693	7,606	8,920
Net income	81,510	120,114	89,893	30,530	23,376
Capital stock	419,781	419,781	419,781	419,781	419,781
Total equity	792,480	723,386	611,805	526,848	497,514
Total assets	6,543,994	5,995,947	4,775,486	5,176,005	5,885,642
Debentures	1,450,525	1,060,331	847,993	1,054,973	1,470,126
Deposits	3,233,905	3,196,307	2,374,593	2,588,030	2,537,175
Loans and bills discounted	3,684,601	3,136,255	2,666,389	2,965,552	3,258,693
Securities	1,918,895	1,628,154	1,128,650	964,964	1,350,038
Total equity per share (yen)	369.81	307.49	228.77	168.83	148.13
Basic net income per share (yen)	52.59	82.29	60.97	19.09	14.04
Diluted net income per share (yen)	38.52	56.77	42.49	14.43	11.04
Consolidated capital adequacy ratio (domestic standard) (%)	15.82	19.47	18.70	15.66	13.30
Net cash provided by (used in) operating activities	1,997	587,977	16,080	(305,027)	105,182
Net cash provided by (used in) investing activities	(262,219)	(443,773)	(164,682)	360,100	(347,870)
Net cash used in financing activities	(6,111)	(11,582)	(17,610)	(7,827)	(24,261)
Cash and cash equivalents, end of year	38,194	304,527	171,905	338,117	290,872

Notes: 1. The 2007 amount represents total equity in accordance with the new standard for presentation of equity, however, the amounts for 2006, 2005, 2004 and 2003 represent total shareholders' equity and are not adjusted to conform to the 2007 presentation.

2. Total equity per share, basic net income per share and diluted net income per share are calculated by applying Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share."

3. We have declared a reverse stock split of the Company's common stock, Class A Series 4 preferred stock and Class C Series 5 preferred stock, which took effect on September 11, 2006. Total equity per share, basic net income per share and diluted net income per share previous to March 31, 2006, were calculated on the premise that a reverse stock split had been declared at the beginning of each fiscal year.

0141

Consolidated Financial Review

1. Consolidated and Equity-Method Companies

The consolidated financial statements as of March 31, 2007 include the accounts of the Bank and its fourteen consolidated subsidiaries. During the year ended on March 31, 2007 under review, five newly established companies came under the scope of consolidation and one consolidated subsidiary was acquired. In addition, one consolidated subsidiary was merged with another concolidated subsidiary.

No subsidiaries and affiliated companies were accounted for using the equity method.

Consolidation and Equity-Method Companies

(Number of Companies)

March 31	2007	2006
Consolidated subsidiaries	14	9
Subsidiaries and affiliated companies accounted for by equity method	0	0

2. Analysis of Operating Performance

(1) Income

Total income decreased by ¥3.2 billion (-1.5%) over the same period last year, to ¥217.5 billion. Interest income rose ¥21.2 billion over the same period last year, to ¥110.4 billion, mainly driven by the ¥24.5 billion increase (+46.8%) in income from interest on loans and bills discounted. Interest on loans and bills discounted increased substantially as the balance of loans increased from the balance as of March 31, 2006.

Fees and commissions slightly increased by ¥0.6 billion (+4.0%) over the same period last year, to ¥17.8 billion. This rise was attributable to an increase in fees from such loan operations as commitment lines of credit and syndicated loans.

Trading profits decreased by ¥2.7 billion (-33.7%) over the same period last year. However, profits related to derivative transactions with customers continuously had a favorable result and no trading losses were incurred during the current fiscal year.

Other operating income jumped by ¥7.7 billion (+16.7%) over the same period last year, to ¥54.0 billion, thanks to favorable results in profits on sales of bonds and gains from investments in partnership or hedge fund.

Other income was down ¥30.2 billion (-50.3%) over the same period last year, to ¥29.8 billion. The reversal of reserve for possible loan losses stood a ¥16.5 billion, down ¥30.3 billion in contrast with ¥46.9 billion in the previous year.

(Millions of Yen)

Years Ended March 31	2007	2006	Change
Total income	217,556	220,821	(3,265)
Interest income	110,423	89,140	21,283
Interest on loans and bills discounted	76,878	52,371	24,507
Interest and dividends on securities	25,120	23,191	1,929
Interest on deposits with banks	2,685	1,292	1,393
Other interest income	5,738	12,286	(6,548)
Fees and commissions	17,834	17,151	683
Trading profits	5,452	8,219	(2,767)
Other operating income	54,030	46,288	7,742
Gain on sales of bonds	12,182	3,343	8,839
Gains on foreign exchange transactions	2,260	3,738	(1,478)
Gains on derivatives	465		465
Gain on redemption of bonds	386	2,533	(2,147)
Other	38,734	36,672	2,062
Other income	29,816	60,019	(30,204)
Gain on sales of stocks and other securities	5,308	6,188	(880)
Reversal of reserve for possible loan losses	16,553	46,930	(30,377)
Reversal of reserve for credit losses on off-balance-sheet instruments	568		568
Tax refund relating to a liquidated subsidiary	2,366		2,366
Other	5,018	6,901	(1,883)

0142

(2) Expenses

Total expenses increased by ¥24.7 billion (+22.2%) over the same period last year, to ¥136.5 billion. This was mainly caused by the increase in interest expenses related to foreign currency fund-raising costs in conjunction with an increase in foreign currency-denominated assets such as foreign currency-denominated marketable securities. Interest expenses increased by ¥29.3 billion (+81.3%), to ¥65.5 billion.

Other operating expenses decreased by ¥2.6 billion (-30.9%), to ¥6.0 billion, mainly owing to a decrease in loss on sale of bonds.

General and administrative expenses were up ¥3.3 billion (+6.9%) over the same period last year, to ¥52.7 billion, as we made forward-looking investments in human resources and infrastructure to gain profits in the future while maintaining a strict control on costs.

Other expenses were down ¥5.3 billion (-34.1%), to ¥10.3 billion due to the decrease of losses incurred from the write-off of claims, etc.

(Millions of Yen)

Years Ended March 31	2007	2006	Change
Total expenses	136,624	111,765	24,759
Interest expenses	65,539	36,140	29,399
Interest on deposits	15,475	8,514	6,961
Interest on debentures	8,367	3,939	4,428
Interest on borrowings	7,777	4,519	3,258
Other interest expenses	33,920	19,167	14,753
Fees and commissions	1,798	1,319	479
Trading losses		453	(453)
Other operating expenses	6,004	8,687	(2,683)
Amortization of debenture issuance expenses	290	203	87
Amortization of corporate bonds issurance expenses	77		77
Loss on sales of bonds	1,575	6,890	(5,315)
Loss on derivatives		508	(508)
Other	4,060	1,085	2,975
General and administrative expenses	52,795	49,404	3,391
Other expenses	10,387	15,760	(5,373)
Provision for reserve for credit losses on off-balance-sheet instruments		209	(209)
Write-off of claims	4,988	6,310	(1,322)
Loss on sales of stocks and other securities	101	85	16
Loss on write-down of stocks	27	58	(31)
Loss on disposal of premises and equipment and others	1,384	673	711
Extraordinary depreciation expenses		569	(569)
Other	3,885	7,853	(3,968)

(3) Net Income

As a result of the factors outlined above, income before income taxes and minority interests was down ¥28.0 billion (-25.7%) over the same period last year, to ¥81.0 billion. Gain from income taxes decreased by ¥10.5 billion to ¥0.6 billion. Net income decreased by ¥38.6 billion (-32.1%), to ¥81.5 billion.

(Millions of Yen)

Years Ended March 31	2007	2006	Change
Income before income taxes and minority interests	81,031	109,055	(28,024)
Income taxes	(662)	(11,202)	10,540
Current	910	952	(42)
Deferred	(1,572)	(12,154)	10,582
Minority interest in net income	183	143	40
Net income	81,510	120,114	(38,604)

0143

3. Analysis of Financial Position

(1) Loans and bills discounted

The outstanding balance of loans and bills discounted increased by ¥548.3 billion (+17.5%), from ¥3,136.2 billion as of March 31, 2006 to ¥3,684.6 billion as of March 31, 2007, reflecting the active loan activities after completing the reduction of the credit risk concentration of loans. As for domestic loans, loans to real estate business, financial institutions and insurance companies increased markedly. Offshore loans increased too, especially loans held by foreign subsidiaries, including AZURE Funding North America I.

Risk-monitored loans on a consolidated basis in this fiscal year increased by ¥12.7 billion to ¥39.1 billion. While normal loans increased, changes in borrower categories of certain large borrowers pushed up the ratio of risk-monitored loans by 0.3 % to 1.1 %. Still, the ratio remains low, and since these risk-monitored loans are very well secured and adequate reserves are taken, the impact on the Bank's financial position is considered immaterial.

The breakdown of outstanding loans and bills discounted by type of industries and outstanding risk-monitored loans and bills discounted by type of industries are shown in the following tables.

Risk-Monitored Loans (Consolidated)

(Millions of Yen)

March 31	2007	2006	Change
Risk-Monitored Loan	39,118	26,350	12,768
Loan to bankrupt borrowers	789	3,077	(2,288)
Past due loans	29,738	18,268	11,470
Loans overdue for three months or more			
Restructured loans	8,590	5,004	3,586
Loan balance (end of period)	3,684,601	3,136,255	548,346
Ratio to loan balance	1.1%	0.8%	0.3%

Breakdown of Outstanding Loans and Bills Discounted by Type of Industries and Risk-Monitored Loans and Bills Discounted Outstanding by Type of Industries (Consolidated)

(Millions of Yen)

March 31	2007		2006	
	Loans and bills discounted	Risk-monitored loans	Loans and bills discounted	Risk-monitored loans
Loans by domestic offices (excluding Japan offshore market accounts)	3,325,324	32,964	2,998,463	21,029
Manufacturing	335,933	4,300	358,390	7,916
Agriculture, forestry & fisheries	5,208		5,239	
Mining	6,822		6,938	
Construction	57,610	63	65,703	919
Information & communications	107,517	490	54,562	18
Transport	170,419	1,090	193,941	1,067
Wholesale & retail	226,974	790	263,900	920
Finance & insurance	528,132		452,702	28
Real estate	886,762	2,643	690,760	2,669
Electricity, gas, heat supply & water	50,020	12	18,053	22
Services	443,664	19,382	467,564	7,436
Local governments	77,999		17,721	
Others	428,259	4,192	403,005	30
Loans by overseas offices and Japan offshore market accounts	359,277	6,154	137,791	5,321
Financial institutions				
Others	359,277	6,154	137,791	5,321
Total	3,684,601	39,118	3,136,255	26,350

0144

(2) Securities

The balance of securities increased by ¥290.7 billion (+17.9%), from ¥1,628.1 billion as of arch 31, 2006 to ¥1,918.8 billion as of March 31, 2007, mainly due to the increase of Japanese national government bonds, FB and TB. Japanese national government bonds increased by ¥290.6 billion, to ¥1,022.7 billion, since the Bank intended to invest surplus funds and to secure the liquidity in hand.

The balance of Japanese stocks slightly decreased by ¥1.9 billion, to ¥38.6 billion. Only ¥2.1 billion out of ¥38.6 billion consisted of the securities with determinable market prices, and thus the exposure to the market fluctuation risk should be minimal.

The balance of other securities increased ¥1.7 billion (+0.2%). The Bank continuously keep investing in other securities, mainly investments in domestic and overseas funds for which higher profitability was expected, and the balance as of March 31, 2007 amounted to ¥778.3 billion.

Outstanding Balance of Securities Held (Consolidated)

(Millions of Yen)

March 31	2007	2006
Japanese debt securities	1,101,908	810,964
Japanese national government bonds	1,022,767	732,100
Japanese local government bonds	3,805	3,369
Japanese corporate bonds	75,334	75,494
Japanese stocks	38,647	40,643
Other securities	778,339	776,546
Foreign securities	626,263	639,795
Others	152,076	136,751
Total	1,918,895	1,628,154

(3) Deferred tax assets

The balance of deferred tax assets slightly increased by ¥1.5 billion compared to the balance as of March 31, 2006, to ¥29.1 billion. Under the accounting standards and with consideration to past performances and the progress made under the Business Revitalization Plan, the Bank calculated the amount of deferred tax assets on the basis of an estimated taxable income for the subsequent fiscal year only. The proportion of deferred tax assets to net assets was only 3.7% at an extremely low level.

(4) Deposits, debentures and bonds and notes

Along with the increase in the balance of investment assets, the balances of deposits including negotiable certificates of deposit and debentures as of March 31, 2007 increased by ¥427.7 billion compared to the balances as of March 31, 2006.

The balance of deposit from individual customers constantly increased, especially in the derivative-embedded time deposit, "Excellent First".

In addition, as the Bank changed from a Long-term Credit Bank to an Ordinary Bank as of April 1, 2006, the Bank obtained an option to issue corporate bonds to land financing and during the term the Bank issued corporate bonds in the amount of ¥99.4 billion.

Deposits, Debentures and Corporate Bonds (Consolidated)

(Millions of Yen)

March 31	2007	2006
Deposits	3,233,905	3,196,307
Time deposits	2,873,999	2,689,585
Liquid deposits	338,041	453,053
Other	21,864	53,667
Debentures	1,450,525	1,060,331
Corporate bonds	99,467	—

Note: Total of deposits and time deposits include negotiable certificates of deposit.

(5) Equity

The equity increased by ¥69.0 billion (+9.6%), to ¥792.4 billion, compared to the stockholders' equity as of March 31, 2006. Retained earnings increased by ¥75.5 billion (+27.9%), to ¥346.4 billion, owing to ¥81.5 billion in net income. There were no changes in capital stock or capital surplus. Unrealized gains on available-for-sale securities decreased by ¥6.0 billion due to drops in the prices of Japanese government bonds and foreign currency-denominated bonds.

0145

(6) Capital adequacy ratio (consolidated, domestic standards)

For domestic banks, Basel II, or the new BIS regulations, became effective as of March 31, 2007, in place of the previous BIS regulations. The consolidated BIS capital adequacy ratio as of March 31, 2007 was calculated pursuant to the new regulations.

Despite ¥81.5 billion of net income, the balance of regulatory capital at the end of the fiscal year decreased by ¥17.0 billion on a YOY basis to ¥714.2 billion, due to increased capital deduction items. The balance of risk-weighted assets increased by ¥757.6 billion on a YOY basis to ¥4,512.6 billion, because of the increased loan balance and changes in risk weights under the new regulations. Consequently, the consolidated capital adequacy ratio in accordance with domestic standards dropped by 3.65 percentage points on a YOY basis to 15.82%, which is still high.

4. Consolidated Capital Adequacy Ratio (Domestic Standard)

March 31

(Millions of Yen)

		2007	2006
Tier I	Capital	419,781	419,781
	Non-cumulative perpetual preferred stock	167,315	272,036
	Newly issued stock		
	Capital surplus	33,333	33,333
	Retained earnings	346,439	264,808
	Treasury stock	0	0
	Paid-in amount on treasury stock		
	Unappropriated profits to be distributed	5,196	
	Net unrealized losses on available-for-sale securities	6,774	683
	Foreign currency translation adjustments	1,392	64
	Subscription rights to shares		
	Minority interests in consolidated subsidiaries	732	673
	Preferred stock issued by overseas special purpose companies		
	Goodwill		
	Amount equal to goodwill derived from acquisitions		
	Intangible assets derived from mergers		
	Amount equal to consolidation adjustments		
	Amount equivalent to capital increased by securitization transactions		
	Total (A)	789,707	717,977
	Step-up preferred stock		
Tier II	Forty-five percent of the difference between fair value and book value in respect of land		
	General reserve for possible loan losses	28,203	23,468
	Subordinated debt		
	Perpetual subordinated liabilities		
	Subordinated term liabilities and subordinated term preferred stock		
	Total	28,203	23,468
	Tier II capital qualifying as capital (B)	28,203	23,468
Tier III	Short-term subordinated debt		
	Tier III capital qualifying as capital (C)		
Items deducted	(D)	103,678	10,123
Regulatory capital	(A) + (B) + (C) − (D) (E)	714,232	731,322
Risk-weighted assets	Balance-sheet exposure	3,915,129	3,531,146
	Off-balance-sheet exposure	361,159	223,814
	Credit risk asset (F)	4,276,289	3,754,960
	Market risk equivalent (G)	39,768	
	Operational risk equivalent (H)	196,548	
	(F) + (G) + (H) (I)	4,512,606	3,754,960
Capital adequacy ratio (Domestic standard)	$\frac{(E)}{(I)} \times 100$	15.82%	19.47%
Tier I ratio (Domestic standard)	$\frac{(A)}{(I)} \times 100$	17.50%	19.12%
Required capital total		180,504	

Notes: 1. The capital adequacy ratio is calculated using the formula stipulated in a ministerial notification based on Article 14-2 of the Banking Law. Aozora uses the domestic standard applicable to Japanese banks without overseas branches or banking subsidiaries.

2. The capital adequacy ratios as of March 31, 2007 are based on the FSA guidelines established to implement Basel II. The capital adequacy ratios as of March 31, 2006 are based on the FSA guidelines established to implement Basel I. We currently use the standardized approach to credit risk and the basic indicator approach to operational risk.

3. Items deducted (D) includes the amount held at other financial institutions for their capital-raising purposes and the amount of our investments in non-consolidated subsidiaries and affiliated companies.

4. Methods used to calculate risk-weighted assets are as follows: credit risk asset uses the standardized approach; market risk equivalent uses the internal models approach and the standardized approach; operational risk equivalent uses the basic indicator approach.

5. Amounts of required capital for each risk are as follows: credit risk ¥171,051 billion, market risk ¥1,590 billion and operational risk ¥7,861 billion.

0146

Consolidated Financial Statements

Consolidated Balance Sheets

Aozora Bank, Ltd. and Consolidated Subsidiaries
March 31, 2007 and 2006

ASSETS	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2007
Cash and cash equivalents (Note 3)	¥ 38,194	¥ 304,527	$ 323,460
Deposits with banks (Note 12)	94,238	61,412	798,094
Call loans and bills bought	178,826	216,164	1,514,453
Receivables under securities borrowing transactions	281,914	300,370	2,387,486
Monetary claims bought	125,074	87,686	1,059,238
Trading assets (Notes 4 and 25)	67,519	93,886	571,813
Money held in trust (Note 6)	9,213	6,306	78,029
Securities (Notes 5 and 12)	1,918,895	1,628,154	16,250,810
Loans and bills discounted (Notes 7 and 12)	3,684,601	3,136,255	31,204,282
Foreign exchanges (Note 8)	8,583	10,949	72,691
Other assets (Note 16)	109,881	161,465	930,569
Premises and equipment (Note 9)	24,830	23,418	210,282
Deferred tax assets (Note 23)	29,169	27,624	247,035
Customers' liabilities for acceptances and guarantees (Note 10)	35,621	19,412	301,672
Reserve for possible loan losses (Note 11)	(62,571)	(81,686)	(529,906)
TOTAL	¥6,543,994	¥5,995,947	$55,420,008

LIABILITIES AND EQUITY	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2007
LIABILITIES:			
Deposits (Notes 12 and 13)	¥3,233,905	¥3,196,307	$27,387,410
Debentures (Note 14)	1,450,525	1,060,331	12,284,261
Call money and bills sold (Note 12)	313,213	384,523	2,652,556
Payables under repurchase agreements (Note 12)	33,734	49,788	285,695
Payables under securities lending transactions (Note 12)	146,248	206,654	1,238,550
Trading liabilities (Note 4)	64,506	104,908	546,292
Borrowed money (Notes 12 and 15)	223,815	85,415	1,895,452
Foreign exchanges (Note 8)	1	2	9
Corporate bonds (Note 14)	99,467		842,375
Other liabilities (Note 16)	132,305	146,288	1,120,470
Liability for employees' retirement benefits (Note 17)	16,798	16,331	142,260
Reserve for credit losses on off-balance-sheet instruments	1,372	1,940	11,620
Acceptances and guarantees (Note 10)	35,621	19,412	301,672
Total liabilities	5,751,514	5,271,902	48,708,622
MINORITY INTERESTS		658	
EQUITY:			
Capital stock (Note 18):			
Common stock	252,465	147,745	2,138,089
Preferred stock	167,315	272,036	1,416,969
Capital surplus (Note 18)	33,333	33,333	282,295
Retained earnings (Notes 18 and 28)	346,410	270,890	2,933,689
Net unrealized loss on available-for-sale securities	(6,774)	(683)	(57,371)
Net deferred loss on derivatives under hedge accounting	(2,378)		(20,147)
Foreign currency translation adjustments	1,392	64	11,792
Treasury stock-at cost (Note 18)	(0)	(0)	(5)
Total	791,763	723,386	6,705,311
Minority interests	717		6,075
Total equity	792,480	723,386	6,711,386
TOTAL	¥6,543,994	¥5,995,947	$55,420,008

0147

See the accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
INCOME:			
Interest income:			
Interest on loans and bills discounted	¥ 76,878	¥ 52,371	$ 651,070
Interest and dividends on securities	25,120	23,191	212,741
Interest on deposits with banks	2,685	1,292	22,747
Other interest income	5,738	12,286	48,602
Fees and commissions	17,834	17,151	151,033
Trading profits	5,452	8,219	46,178
Other operating income (Note 19)	54,030	46,288	457,577
Other income (Note 20)	29,815	60,019	252,504
Total income	217,556	220,821	1,842,452
EXPENSES:			
Interest expenses:			
Interest on deposits	15,475	8,514	131,058
Interest on debentures	8,367	3,939	70,861
Interest on borrowings	7,777	4,519	65,863
Other interest expenses	33,920	19,167	287,265
Fees and commissions	1,798	1,319	15,229
Trading losses		453	
Other operating expenses (Note 21)	6,004	8,687	50,849
General and administrative expenses	52,795	49,404	447,113
Other expenses (Note 22)	10,387	15,760	87,968
Total expenses	136,524	111,766	1,156,206
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	81,031	109,055	686,246
INCOME TAXES (Note 23):			
Current	910	952	7,709
Deferred	(1,572)	(12,154)	(13,316)
Total income taxes	(662)	(11,202)	(5,607)
MINORITY INTERESTS IN NET INCOME	183	143	1,554
NET INCOME	¥ 81,510	¥120,114	$ 690,299

	Yen		U.S. Dollars (Note 1)
	2007	2006	2007
PER SHARE INFORMATION:			
Basic net income per share of common stock (Note 26)	¥52.59	¥82.29	$0.45
Diluted net income per share of common stock (Note 26)	38.52	56.77	0.33
Cash dividends applicable to the year:			
Class A Series 4 preferred stock	10.00	5.00	0.08
Class C Series 5 preferred stock	7.44	3.72	0.06
Common Stock	1.78	0.89	0.02

See the accompanying notes to consolidated financial statements.

0148

Consolidated Statements of Changes in Equity

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

	Outstanding Number of Shares: Common Stock	Outstanding Number of Shares: Preferred Stock	Millions of Yen: Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Net Deferred Gain (Loss) on Derivatives under Hedge Accounting	Foreign Currency Translation Adjustments	Treasury Stock at cost	Total	Minority Interests	Total Equity
BALANCE, APRIL 1, 2005	2,834,870	914,811	¥147,745	¥ 272,036	¥33,333	¥156,763	¥ 1,927			¥(0)	¥811,805		¥811,805
Net income						120,114					120,114		120,114
Cash dividends						(5,987)					(5,987)		(5,987)
Net change in the year							(2,611)		¥ 64		(2,546)		(2,546)
BALANCE, MARCH 31, 2006	2,834,870	914,811	¥147,745	¥ 272,036	¥33,333	¥270,890	¥ (683)		¥ 64	¥(0)	¥723,386		¥723,386
Reclassified balances as of March 31, 2006 (Note 2.n)												¥658	658
Net income						81,510					81,510		81,510
Cash dividends						(5,987)					(5,987)		(5,987)
Bonus paid to directors and corporate auditors of consolidated subsidiaries						(3)					(3)		(3)
Reverse stock split	(1,417,435)	(457,405)											
Conversion of preferred stock into common stock	232,712	(174,534)	104,720	(104,720)									
Purchase of treasury stock	(1)									(0)	(0)		(0)
Net change in the year							(6,090)	¥(2,378)	1,327		(7,141)	58	(7,082)
BALANCE, MARCH 31, 2007	1,650,146	282,871	¥252,465	¥ 167,315	¥33,333	¥346,410	¥(6,774)	¥(2,378)	¥1,392	¥(0)	¥791,763	¥717	¥792,480

	Thousands of U.S. Dollars (Note 1): Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Net Deferred Gain (Loss) on Derivatives under Hedge Accounting	Foreign Currency Translation Adjustments	Treasury Stock at cost	Total	Minority Interests	Total Equity
BALANCE, MARCH 31, 2006	$1,251,229	$2,303,629	$282,295	$2,294,130	$ (5,790)		$ 546	$(0)	$6,126,239		$6,126,239
Reclassified balances as of March 31, 2006 (Note 2.n)										$5,577	5,577
Net income				690,299					690,299		690,299
Cash dividends				(50,709)					(50,709)		(50,709)
Bonus paid to directors and corporate auditors of consolidated subsidiaries				(31)					(31)		(31)
Conversion of preferred stock into common stock	886,860	(886,860)									
Purchase of treasury stock								(5)	(5)		(5)
Net change in the year					(51,581)	$(20,147)	11,246		(60,482)	488	(59,994)
BALANCE, MARCH 31, 2007	$2,138,089	$1,416,969	$282,295	$2,933,689	$(57,371)	$(20,147)	$11,792	$(5)	$6,705,311	$6,075	$6,711,386

See the accompanying notes to consolidated financial statements.

0149

Consolidated Statements of Cash Flows

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 81,031	¥ 109,055	$ 686,246
Adjustments for:			
Depreciation and amortization	3,843	1,671	32,554
Net change in reserve for possible loan losses	(19,115)	(51,447)	(161,889)
Net change in liability for employees' retirement benefits	466	871	3,947
Net change in reserve for credit losses on off-balance-sheet instruments	(568)	209	(4,810)
Interest income (accrual basis)	(110,423)	(89,142)	(935,159)
Interest expenses (accrual basis)	65,539	36,140	555,047
Net gains on securities	(16,173)	(5,030)	(136,969)
Net gains on money held in trust	(274)	(11)	(2,324)
Net foreign exchange gains	(11,376)	(26,928)	(96,348)
Net losses on disposal of premises and equipment and others	1,384	670	11,723
Net change in trading assets	26,366	260,819	223,298
Net change in trading liabilities	(40,402)	15,981	(342,161)
Net change in loans and bills discounted	(547,168)	(463,997)	(4,633,879)
Net change in deposits	37,598	821,713	318,413
Net change in debentures	390,194	205,824	3,304,493
Net change in borrowed money (excluding subordinated debt)	138,629	43,500	1,174,032
Net change in deposits with banks	(32,696)	(14,037)	(276,898)
Net change in call loans and bills bought and others	(50)	(123,944)	(426)
Net change in receivables under securities borrowing transactions	18,455	(104,640)	156,298
Net change in call money and bills sold, payables under repurchase agreements and others	(87,363)	(121,779)	(739,866)
Net change in payables under securities lending transactions	(60,406)	116,182	(511,570)
Net change in foreign exchanges (asset)	2,366	(8,787)	20,037
Net change in corporate bonds	99,467		842,375
Interest and dividends received (cash basis)	104,904	84,339	888,422
Interest paid (cash basis)	(59,327)	(29,850)	(502,431)
Other-net	18,162	(68,385)	153,820
Sub-total	3,066	588,994	25,965
Income taxes - paid	(1,068)	(1,016)	(9,046)
Net cash provided by operating activities	1,997	587,977	16,919
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities	(5,041,397)	(6,576,375)	(42,694,761)
Proceeds from sales of securities	866,634	1,161,955	7,339,387
Proceeds from maturities of securities	3,926,389	4,977,319	33,251,948
Increase in money held in trust	(37,788)	(55,820)	(320,021)
Decrease in money held in trust	35,154	51,858	297,721
Purchases of premises and equipment and others	(12,498)	(2,962)	(105,849)
Proceeds from sales of premises and equipment and others	1,284	172	10,880
Proceeds from sales of investments in consolidated subsidiaries		81	
Net cash used in investing activities	(262,219)	(443,773)	(2,220,695)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of subordinated debt		(5,400)	
Dividends paid	(5,987)	(5,987)	(50,709)
Dividends paid to minority stockholders of consolidated subsidiaries	(123)	(194)	(1,043)
Purchase of treasury stock	(0)		(5)
Net cash used in financing activities	(6,111)	(11,582)	(51,757)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(266,333)	132,622	(2,255,533)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	304,527	171,905	2,578,993
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	¥ 38,194	¥ 304,527	$ 323,460

See the accompanying notes to consolidated financial statements.

0150

Notes to Consolidated Financial Statements

Aozora Bank, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2007 and 2006

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Aozora Bank, Ltd. (the "Bank") and consolidated subsidiaries (together, the "Group") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law, the Banking Law of Japan (or, prior to April 1, 2006, the Long-term Credit Bank Law of Japan) and those related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

As the Bank converted its long-term credit bank charter to an ordinary commercial bank charter and received a license to operate as an ordinary bank on April 1, 2006, the financial statements for the years ended prior to April 1, 2006 complied with the requirements of the Long-term Credit Bank Law of Japan rather than the Banking Law of Japan.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of stockholders' equity, which was previously voluntarily prepared in line with international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2006 financial statements to conform to the classifications used in 2007.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. Japanese yen figures of less than a million yen are rounded down to the nearest million yen, except for per share data. As a result, the totals do not necessarily equal the sum of the individual amounts. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118.08 to $1.00, the approximate rate of exchange at March 30, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank completed a public offering of its common shares and became listed again on the First Section of the Tokyo Stock Exchange on November 14, 2006.

2. Summary of Significant Accounting Policies

a. Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include, but are not limited to, those that are related to the determination of the reserve for possible loan losses, deferred tax assets, and the valuation of financial instruments.

b. Consolidation—The consolidated financial statements include the accounts of the Bank and its significant subsidiaries. The number of consolidated subsidiaries was 14 as of March 31, 2007, and nine as of March 31, 2006.

In the year ended March 31, 2006, Aozora Asia Pacific Finance Limited and Aozora Investment Management Limited were newly established and included in the scope of consolidation. Blue Planet Corporation was eliminated from the scope of consolidation due to the disposition of its shares. Aozora Computer Co., Ltd., which was previously a consolidated subsidiary until the year ended March 31, 2005, merged with another consolidated subsidiary, Aozora Information Systems Co., Ltd., in the year ended March 31, 2006.

In the year ended March 31, 2007, Aozora Securities Co., Ltd, Azure Funding Europe S.A., AZURE Funding North America II, Aozora GMAC Investment Limited, and Aozora GMAC Investments LLC were newly established, and Aozora GMAC Investment, Inc. was acquired. These entities are included in the scope of consolidation for the year ended March 31, 2007. In addition, Aozora Business Service Co., Ltd., which was previously a consolidated subsidiary until the year ended March 31, 2006, was merged with Aozora Information Systems Co., Ltd., another consolidated subsidiary.

Under the control or influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over finance and operations should be fully consolidated,

0151

and those companies over which the Group has the ability to exercise significant influence should be accounted for by the equity method.

On September 8, 2006, the ASBJ issued Practical Issues Task Force No. 20, "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations," which is effective for the Group for the fiscal years ending on and after September 8, 2006. The Practical Solution clarifies how the control and influence concept should be practically applied to the consolidation scope of investment vehicles, such as limited partnerships, Tokumei Kumiai (a silent partnership under the Commercial Code of Japan) or similar entities in order to avoid such vehicles being intentionally excluded from consolidation. The effect of adopting this new Practical Solution was immaterial for the year ended March 31, 2007.

The consolidated financial statements do not include the accounts of certain subsidiaries such as NCM Investments Corporation, because the combined total assets, total income, net income and retained earnings of such subsidiaries would not have a material effect on the accompanying consolidated financial statements.

Investments in unconsolidated subsidiaries and affiliated companies such as Vietnam International Leasing, Co., Ltd. are generally stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiaries at the date of acquisition is charged to income when incurred.

All significant inter-company balances and transactions are eliminated in consolidation. All material unrealized profits resulting from transactions within the Group are also eliminated.

c. Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and due from the Bank of Japan.

d. Trading Assets/Liabilities—Transactions for trading purposes (for the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or arbitrage opportunities) are included in "Trading assets" or "Trading liabilities," as appropriate, on a trade date basis. Trading assets and liabilities are stated at fair value. Profits and losses on transactions for trading purposes are shown as "Trading profits" and "Trading losses," as appropriate, on a trade date basis.

e. Securities—All securities are classified and accounted for, depending on management's intent, as follows: (1) trading securities which are held for the purpose of earning capital gains in the near term (other than securities booked in trading accounts) are stated at fair value, and the related unrealized gains and losses are recognized in the consolidated statement of income, (2) held-to-maturity debt securities which are expected to be held to maturity with the positive intent and ability to hold them to maturity are stated at amortized cost and (3) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. The cost of sale of these securities is determined mainly by the moving-average method.

Non-marketable available-for-sale securities are stated at cost. The cost of sale of these securities is determined by the moving-average method.

Aozora GMAC Investments LLC, a consolidated subsidiary operating in the United States, accounts for its investment in a limited liability company in a manner similar to the equity method of accounting.

For other than temporary declines in fair value, the cost of securities is reduced to net realizable value and the impairment losses are recognized by a charge to income.

Investment funds, principally hedge funds, which the Group holds for the purpose of earning capital gains, are classified as trading securities if the investment is deemed to be redeemable with reasonable frequency sufficient to provide an investor with liquidity and the fair value of the investment is readily determinable. Funds which do not have sufficient liquidity are classified as available-for-sale securities.

The Group records its proportionate shares of the net assets in investment limited partnerships and associations under the Civil Code of Japan or Tokumei Kumiai, which are similar to investment limited partnerships, and recognizes its share of profits or losses in a manner similar to the equity method of accounting. The Group records such interests in "Securities."

Securities included in money held in trust on behalf of the Bank are accounted for in the same manner as the securities mentioned above.

f. Derivatives and Hedging Activities—Derivative financial instruments (other than derivatives booked in trading accounts) are classified and accounted for as follows:
(1) all derivatives other than those used for hedging purposes are recognized as either assets or liabilities and measured at fair value, with gains or losses recognized currently in the consolidated statements of income.
(2) derivatives used for hedging purposes, if they meet certain hedging criteria, including high correlation and effectiveness between the hedging instruments and the hedged items, are recognized as either assets or liabilities and measured at fair value. Gains or losses on derivatives

0152

used for hedging purpose are primarily deferred over the terms of the hedged items and are charged to income when gains and losses on the hedged items are recognized.

Until the year ended March 31, 2006, net unrealized gains or losses on qualifying hedges were deferred and included in "Other liabilities" or "Other assets," as appropriate. Gross deferred hedge gains and losses as of March 31, 2006 amounted to ¥13,827 million and ¥25,319 million, respectively.

Beginning in the year ended March 31, 2007, such unrealized gains or losses are deferred and reported in a separate component of equity, net of applicable taxes.

Hedges of Interest Rate Risk

The Bank applies deferral hedge accounting to hedges of interest rate risk associated with financial assets and liabilities in accordance with the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatments on the Application of Accounting Standards for Financial Instruments in the Banking Industry," issued by the Japanese Institute of Certified Public Accountants (the "JICPA") (the "JICPA Industry Audit Committee Report No. 24").

Under the JICPA Industry Audit Committee Report No. 24, hedges to offset changes in fair value of fixed rate instruments (such as loans or deposits) ("fair value hedges") are applied by grouping hedging instruments and hedged items by their maturities. The assessment of hedge effectiveness is generally based on the consideration of interest rate indices affecting the respective fair values of the group of hedging instruments and hedged items.

In addition, the Bank uses interest rate swaps as the hedging instruments for hedging interest rate risk for certain fixed interest rate loans in the year ended March 31, 2007. Since the critical terms for hedging instruments and hedged items are almost the same, this hedge is deemed to have hedge effectiveness.

Prior to April 1, 2003, the Bank applied macro-hedge accounting for interest rate-related derivatives to manage interest rate risk arising from a pool of financial assets and liabilities as a whole. Deferred hedge gains or losses recorded on the balance sheet at March 31, 2003 were charged to income as interest income or expense over a period within three years from the year ended March 31, 2004, based on the remaining terms and notional amounts of the hedging instruments. There were no remaining balances at March 31, 2007 and 2006.

Hedges of Foreign Currency Risk

The Bank applies deferral hedge accounting to hedges of foreign currency risk associated with foreign currency-denominated financial assets and liabilities in accordance with the JICPA Industry Audit Committee Report No. 25, "Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry" (the "JICPA Industry Audit Committee Report No. 25").

In accordance with the JICPA Industry Audit Committee Report No. 25, the Bank designates certain currency swaps and foreign exchange swaps for the purpose of funding foreign currencies as hedges for the exposure to changes in foreign exchange rates associated with foreign currency-denominated assets or liabilities when the foreign currency positions on the hedged assets or liabilities are expected to exceed the corresponding foreign currency positions on the hedging instruments. Hedge effectiveness is reviewed by comparing the total currency position of hedged items with that of hedging instruments by currency.

For hedging the foreign currency exposure of foreign currency-denominated available-for-sale securities (other than debt securities), which were designated in advance, fair value hedge accounting is adopted on a portfolio basis when the cost of the hedged securities is covered with offsetting liabilities denominated in the same foreign currencies as the hedged securities.

Inter- and Intra-company Derivative Transactions

For inter- and intra-company derivative transactions for hedging purpose ("internal derivatives"), including currency and interest rate swaps, the Bank currently recognizes gains and losses on internal derivatives or defers them as assets or liabilities without elimination in accordance with the JICPA Industry Audit Committee Reports No. 24 and No. 25, which permit a bank to retain the gains and losses on internal derivatives in its financial statements without elimination if the bank establishes and follows the strict hedging criteria by entering into mirror-image offsetting transactions with external third parties.

g. Premises and Equipment—Premises and equipment are stated at cost. Depreciation of premises and equipment of the Group is computed by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings of the Bank. The range of useful lives is principally from 15 to 50 years for buildings and from 5 to 15 years for other tangible fixed assets.

Renovations were anticipated in some portion of the headquarters office building and the Fuchu annex building (computer center) for the year ended March 31, 2006. The Bank shortened the useful lives of such buildings to the reasonably estimated periods of future use and recorded an extraordinary depreciation of ¥569 million for the year ended March 31, 2006 which was included in "Other expenses".

h. Long-lived Assets—In August 2002, the Business Accounting Council issued a Statement of Opinion,

0153

"Accounting for Impairment of Fixed Assets," and in October 2003 the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group or the net selling price at disposition.

As a result of the above review, the Group recognized no impairment loss for the years ended March 31, 2007 and 2006.

i. Software—Costs of software developed or obtained for internal use are depreciated over the estimated useful lives of the software (principally five years).

j. Deferred Charges—Until the year ended March 31, 2006, debenture issuance expenses were deferred and amortized by the straight-line method over the shorter of the terms of the debentures or the three-year period stipulated in the Enforcement Regulations of the Commercial Code of Japan. Effective April 1, 2006, debenture issuance expenses for debentures issued after April 1, 2006 are deferred and amortized by the straight-line method over the terms of the debentures based on the new accounting treatment of deferred charges due to the implementation of certain enforcement regulations of the Company Law. The effect of the adoption of this revised treatment was not material for the year ended March 31, 2007.

Corporate bonds issuance expenses are deferred and amortized by the straight-line method over the terms of the corporate bonds.

Until the year ended March 31, 2006, discounts on debentures were amortized by the straight-line method over the terms of the debentures. The amounts of debentures were presented at par value in the consolidated balance sheets. Effective April 1, 2006, the amount of debentures are presented at amortized cost based on the revised accounting standard of financial instruments due to the implementation of certain enforcement regulations of the Company Law. Accordingly, discounts on debentures are not presented as assets because such amounts are deducted from the par value of debentures in the consolidated balance sheets. As a result of the adoption of this revised standard, the balance of deferred charges included in "Other assets" and debentures decreased by ¥39 million ($337 thousand) as of March 31, 2007.

k. Write-off of Loans and Reserve for Possible Loan Losses—Loans to borrowers who are assessed as "legally bankrupt" (in the process of legal proceedings for bankruptcy, special liquidation, etc.) or "de facto bankrupt" (in serious financial difficulties and are not deemed to be capable of restructuring) under the Bank's self-assessment guidelines are written off to the amounts expected to be collected through the disposal of collateral or execution of guarantees. The written-off amounts deemed to be uncollectible were ¥8,542 million ($72,343 thousand), and ¥5,717 million at March 31, 2007 and 2006, respectively.

For loans to borrowers who are assessed as "in danger of bankruptcy" (not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the foreseeable future), a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment of the borrowers and expected collectible amounts through the disposal of collateral or execution of guarantees.

For other loans, the Bank provides a general reserve by applying the estimated loan-loss ratio determined based on the historical experience over a defined period. A reserve for loans to restructuring countries is provided for the amount of expected losses based on an assessment of political and economic condition in their respective countries.

As to the average remaining period of loans mainly used in calculating the estimated loan-loss ratio for general reserve, the Bank used the average contractual term until the year ended March 31, 2006. Effective for the year ended March 31, 2007, the Bank has changed the method for calculating the average remaining period of loans to take into account the scheduled repayments in order to estimate the average remaining period of loans more precisely. This change decreased the reserve for possible loan losses and increased income before income taxes and minority interests by ¥9,889 million ($83,748 thousand) for the year ended March 31, 2007.

All loans are perpetually monitored according to the internal self-assessment guidelines and related rules. On a continuous basis, the operating divisions or branches review and revise the internal credit ratings for the borrowers in accordance with the predefined "borrowers category," and the Credit Examination Division, independent of operating divisions or branches, examines the management of credit

accommodation including the suitability of the internal credit ratings. At the fiscal year end, the results of this process are utilized by the operating divisions or branches to compute the write-offs and the reserves, and then the Credit Risk Management Division cross-checks and verifies those amounts.

The consolidated subsidiaries calculate their general reserves by applying the appropriate historical loan-loss ratio. For doubtful loans and loans to borrowers in bankruptcy and reorganization, consolidated subsidiaries provide a specific reserve based on an assessment of individual loans.

l. Liability for Employees' Retirement Benefits—The Group accounts for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. Prior service cost is amortized using the straight-line method over the employees' average remaining service period at incurrence. Net actuarial gain and loss is amortized using the straight-line method over a period within the employees' average remaining service period commencing from the next fiscal year after incurrence.

m. Reserve for Credit Losses on Off-balance-sheet Instruments—A reserve for credit losses on off-balance-sheet instruments is provided for credit losses on commitments to extend loans and other off-balance-sheet financial instruments based on an estimated loss ratio or individually estimated loss amount determined by the same methodology used in determining the amount of reserve for possible loan losses.

n. Presentation of Equity—On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as assets or liabilities or as a line item separate from stockholders' equity are now presented as components of equity. Such items include minority interests and any deferred gain or loss on derivatives under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new standard.

o. Lease Transactions—All leases of the Bank and its domestic consolidated subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessees are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements.

p. Income Taxes—Deferred income taxes are recorded to reflect expected future consequences of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax rates to the temporary differences. The Bank assesses the realizability of deferred tax assets based on consideration of the available evidence, including future taxable income, future reversal of existing temporary differences and tax planning strategies. The Bank reduces the carrying amount of a deferred tax asset to the extent that it is not probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be realized. Any such reduction may be reversed to the extent that it becomes probable that sufficient taxable income will be available and warrant the realization of tax benefits.

q. Foreign Currency Items—Assets and liabilities denominated in foreign currencies held by the Bank are translated into Japanese yen at the exchange rates prevailing at the balance sheet date except for investments in equity securities of unconsolidated subsidiaries or affiliated companies, which are translated at historical rates.

The financial statements of foreign subsidiaries are translated into Japanese yen at the exchange rates as of the respective balance sheet dates, except for equity accounts, which are translated at historical rates. Differences arising from such translations are shown as "Foreign currency translation adjustments" as a separate component of equity.

r. Dividends—Payments of dividends are accounted for as appropriations of retained earnings. Cash dividends charged to retained earnings are those actually paid during the year.

s. Per Share Information—Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, retroactively adjusted for stock splits or reverse stock splits.

Diluted net income per share reflects the potential dilution that would occur if securities were exercised or converted into common stock, also retroactively adjusted for stock splits or reverse stock splits. Diluted net income per share of common stock assumes full conversion of the preferred stock at the beginning of the year with an applicable adjustment for related dividends to preferred stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the fiscal year without retroactive adjustment for the 1-for-2 reverse stock split for each type of shares of the Bank, which became effective on September 11, 2006.

t. New Accounting Pronouncements—
Lease Accounting
On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized; however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements
Under accounting principles generally accepted in Japan ("Japanese GAAP"), a company is currently permitted to use the financial statements of foreign subsidiaries which are prepared in accordance with accounting principles generally accepted in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new Practical Solution prescribes: (1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, (2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the accounting principles generally accepted in the United States tentatively may be used for the consolidation process, (3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new Practical Solution is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Cash on hand	¥ 9,570	¥ 17,259	$ 81,049
Due from the Bank of Japan	28,623	287,267	242,411
Total	¥38,194	¥304,527	$323,460

0156

4. Trading Assets and Liabilities

Trading assets and liabilities as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Trading assets:			
Trading securities	¥ 0	¥ 5	$ 7
Derivatives of securities held to hedge trading transactions		68	
Derivatives of trading transactions	67,518	93,812	571,806
Total	¥67,519	¥ 93,886	$571,813
Trading liabilities:			
Derivatives of securities held to hedge trading transactions	¥ 15	¥ 12	$ 130
Derivatives of trading transactions	64,490	104,896	546,162
Total	¥64,506	¥104,908	$546,292

5. Securities

Certain of the amounts shown in the following tables include trading securities classified as "Trading assets" and beneficiary interests in loan trusts classified as "Monetary claims bought" in addition to "Securities" stated in the consolidated balance sheets.

Securities as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Japanese national government bonds	¥1,022,767	¥ 732,100	$ 8,661,648
Japanese local government bonds	3,805	3,369	32,231
Japanese corporate bonds	75,334	75,494	637,999
Japanese stocks	38,647	40,643	327,299
Foreign bonds	377,489	431,109	3,196,896
Other	400,850	345,437	3,394,737
Total	¥1,918,895	¥1,628,154	$16,250,810

As of March 31, 2007, and 2006, securities included equity investments in unconsolidated subsidiaries and affiliated companies that amounted to ¥13,338 million ($112,965 thousand) and ¥10,165 million, respectively.

As of March 31, 2007, the Bank extended guarantees of ¥2,912 million ($24,665 thousand) to certain Japanese corporate bonds issued in private placements.

0157

The carrying amounts and aggregate fair values of securities as of March 31, 2007, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥1,028,084	¥ 178	¥ 5,525	¥1,022,737
Japanese local government bonds	3,395	18	19	3,395
Japanese corporate bonds	948	3	1	950
Japanese stocks	1,546	625		2,171
Foreign bonds	354,305	102	6,227	348,180
Other *	115,485	4,592	521	119,556
Held-to-maturity:				
Japanese national government bonds	29		0	29
Total	¥1,503,795	¥5,520	¥12,294	¥1,497,020

	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	$ 8,706,680	$ 1,510	$ 46,796	$ 8,661,394
Japanese local government bonds	28,756	160	161	28,755
Japanese corporate bonds	8,030	31	10	8,051
Japanese stocks	13,094	5,293		18,387
Foreign bonds	3,000,555	865	52,739	2,948,681
Other *	978,024	38,890	4,414	1,012,500
Held-to-maturity:				
Japanese national government bonds	254		1	253
Total	$12,735,393	$46,749	$104,121	$12,678,021

* As for investments in partnerships classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to the Group's interests in the partnerships are included in "Other."

The carrying amounts and aggregate fair values of securities as of March 31, 2006, were as follows:

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Japanese national government bonds	¥ 739,415	¥ 5	¥ 7,349	¥ 732,070
Japanese local government bonds	2,946	22	41	2,926
Japanese corporate bonds	7,665	48	5	7,708
Japanese stocks	1,772	1,684		3,456
Foreign bonds	337,921	12	7,980	329,953
Other *	129,136	13,377	457	142,057
Held-to-maturity:				
Japanese national government bonds	29		0	29
Total	¥1,218,886	¥15,150	¥15,833	¥1,218,202

* As for investments in partnerships classified as securities in the consolidated balance sheets, the amounts of marketable available-for-sale securities attributable to the Group's interests in the partnerships are included in "Other."

Individual marketable securities are written down when a substantial decline in fair value of such securities is deemed to be other than temporary. For the years ended March 31, 2007 and 2006, no impairment losses were recorded with respect to marketable securities. A decline in fair value is determined to be substantial and other than temporary when the fair value declines by 30% or more compared to the acquisition cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline.

0158

Securities whose fair value was not readily determinable as of March 31, 2007 and 2006, were mainly as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Investments in unconsolidated subsidiaries and affiliates	¥13,338	¥ 10,165	$112,965
Available-for-sale:			
Japanese unlisted bonds	74,794	68,228	633,424
Japanese unlisted stocks	36,412	37,123	308,373
Beneficial interests in loan trust	36,866	12,041	312,216
Investments in partnerships	72,245	58,591	611,833
Foreign securities	96,532	101,808	817,520

The Bank changed its intent to hold with respect to certain "Available-for-sale securities" and classified them as "Trading securities". Such securities amounted to ¥4,308 million ($36,487 thousand) and ¥3,307 million for the years ended March 31, 2007 and 2006, respectively. Such reclassifications resulted in an increase in income before income taxes and minority interests of ¥1,356 million ($11,488 thousand) and ¥372 million for the years ended March 31, 2007 and 2006, respectively.

Securities received under unsecured lending agreements or with cash collateral, and securities received under repurchase agreements, which permit borrowers to sell or repledge such securities received, amounted to ¥282,710 million ($2,394,227 thousand) and ¥300,860 million as of March 31, 2007 and 2006, respectively. There were no loaned securities under such agreements as of March 31, 2007 and 2006. There were no repledged securities under such agreements as of March 31, 2007 and 2006.

Proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales for the years ended March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Proceeds from sales	¥866,678	¥1,162,564	$7,339,760
Gross realized gains	17,491	18,407	148,130
Gross realized losses	1,676	6,976	14,201

The carrying values by contractual maturities for debt securities classified as available-for-sale and held-to-maturity as of March 31, 2007, were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Available-for-sale	Held-to-Maturity	Available-for-sale	Held-to-Maturity
Due in one year or less	¥ 707,755		$ 5,993,863	
Due after one year through five years	389,916	¥29	3,302,136	$254
Due after five years through ten years	124,902		1,057,775	
Due after ten years	303,428		2,569,688	
Total	¥1,526,002	¥29	$12,923,462	$254

The carrying values and the related valuation gains for trading securities as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Carrying value	¥130,120	¥138,768	$1,101,968
Valuation gains	25,880	15,061	219,182

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6. Money Held in Trust

The carrying values and related valuation gains for money held in trust classified as trading purpose as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Carrying value	¥8,593	¥5,806	$72,779
Valuation gains			

The cost and carrying values for other money held in trust as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Cost	¥620	¥499	$5,251
Carrying value	620	499	5,251

7. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Bills discounted	¥ 4,739	¥ 3,445	$ 40,141
Loans on notes	206,762	263,883	1,751,041
Loans on deeds	3,221,304	2,587,487	27,280,700
Overdrafts	251,793	281,437	2,132,400
Total	¥3,684,601	¥3,136,255	$31,204,282

The following risk-monitored loans were included in loans and bills discounted as of March 31, 2007 and 2006:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Loans to bankrupt borrowers	¥ 789	¥ 3,077	$ 6,683
Past due loans	29,738	18,268	251,850
Restructured loans	8,590	5,004	72,756
Total	¥39,118	¥26,350	$331,289

The above amounts are stated after write-offs of uncollectible amounts but before deduction of the reserve for possible loan losses.

"Loans to bankrupt borrowers" are loans to borrowers who are legally bankrupt and are placed on non-accrual status.

"Past due loans" are non-accrual loans on which accrued interest income is not recognized, excluding loans to bankrupt borrowers and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties. "Past due loans" include loans to borrowers who are in danger of bankruptcy and *de facto* bankrupt under the self-assessment guidelines.

"Loans overdue for three months or more" are accruing loans for which principal or interest remains unpaid for at least three months, excluding loans to bankrupt borrowers and past due loans. There were no outstanding balances of Loans overdue for three months or more as of March 31, 2007 and 2006.

"Restructured loans" are loans where lending conditions are relaxed, such as by reducing the interest rate, or by forbearing interest payments or principal repayments to support the borrowers' recovery, excluding loans to bankrupt borrowers, past due loans and loans overdue for three months or more.

Under the articles of "Warranty of Loan-Related Assets" described in the Stock Purchase Agreement regarding the transfers of the Bank's shares as of June 30, 2000, the Bank was entitled to exercise its cancellation right to return certain

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problem loans to the Deposit Insurance Corporation of Japan (the "DIC") through September 30, 2003. The Bank still held problem loans for which the Bank exercised its cancellation right amounting to ¥15,305 million ($129,619 thousand) and ¥26,631 million as of March 31, 2007 and 2006, respectively. The Bank has not returned such loans to the DIC due to certain administrative procedures pending completion. However, such loans are excluded from the amounts of risk monitored loans presented above as the DIC acknowledges its obligation to buy back the loans under the cancellation right.

Overdraft contracts and contracts for loan commitments are those by which the Bank is bound to extend loans up to a prearranged amount, upon the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥780,162 million ($6,607,067 thousand) and ¥657,801 million as of March 31, 2007 and 2006, respectively. ¥573,928 million ($4,860,505 thousand) and ¥474,791 million of these amounts relate to contracts with original contractual terms of one year or less as of March 31, 2007 and 2006, respectively.

The amount of loans sold through investors' certificates under a collateralized loan obligation ("CLO") securitization totaled nil and ¥50,000 million for the years ended March 31, 2007 and 2006, respectively. The subordinated certificates retained and recorded as loans and bills discounted by the Bank amounted to ¥17,378 million as of March 31, 2006. There were no loans sold under the CLO securitization as of March 31, 2007, because of redemption of the investors' certificates.

Bills discounted are accounted for as financing transactions in accordance with the JICPA Industry Audit Committee Report No. 24, although the Bank has the right to sell or pledge them without restriction. The face values of such bills discounted held as of March 31, 2007 and 2006 were ¥4,739 million ($40,141 thousand) and ¥3,445 million, respectively.

The outstanding amount which was accounted for as sales of loans to participants for loan participations in accordance with the JICPA Accounting Standard Committee Report No. 3 issued on June 1, 1995, was ¥74,799 million as of March 31, 2006.

8. Foreign Exchanges

Foreign exchanges as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Assets:			
Due from foreign banks	¥8,583	¥10,949	$72,691
Total	¥8,583	¥10,949	$72,691
Liabilities:			
Due to foreign banks	¥ 1	¥ 2	$ 9
Total	¥ 1	¥ 2	$ 9

9. Premises and Equipment

Premises and equipment as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Buildings	¥12,048	¥11,094	$102,039
Land	9,796	9,796	82,961
Other	2,985	2,528	25,282
Total	¥24,830	¥23,418	$210,282
Accumulated depreciation	¥22,036	¥23,347	$186,622

10. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets representing the Bank's right of indemnity from customers.

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11. Reserve for Possible Loan Losses

Reserve for possible loan losses as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
General reserve	¥46,843	¥62,677	$396,708
Specific reserve	15,653	18,653	132,565
Reserve for loans to restructuring countries	74	355	633
Total	¥62,571	¥81,686	$529,906

12. Pledged Assets and Collateral

The carrying amounts of assets pledged as collateral and the collateralized debt as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Assets pledged as collateral:			
Securities	¥286,962	¥393,356	$2,430,238
Loans and bills discounted	275,359	243,977	2,331,973
Total	¥562,321	¥637,333	$4,762,211
Collateralized debts:			
Deposits	¥ 18,000	¥ 20,000	$ 152,439
Call money and bills sold	80,000	171,700	677,507
Payables under repurchase agreements	33,734	49,788	285,695
Payables under securities lending transactions	146,248	206,654	1,238,550
Borrowed money	99,700	100	844,343
Total	¥377,682	¥448,242	$3,198,534

In addition, the following assets were pledged or deposited as margin money for future trading and collateral for transactions, including exchange settlements and derivatives as of March 31, 2007 and 2006:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deposits with banks	¥ 1,630	¥ 1,630	$ 13,804
Securities	124,185	105,884	1,051,710
Total	¥125,815	¥107,514	$1,065,514

13. Deposits

Deposits as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Current deposits	¥ 50,800	¥ 100,844	$ 430,223
Ordinary deposits	272,658	328,919	2,309,101
Deposits at notice	14,582	25,489	123,496
Time deposits	1,971,019	1,818,761	16,692,239
Negotiable certificates of deposit	902,980	870,824	7,647,188
Other	21,864	53,667	185,163
Total	¥3,233,905	¥3,196,307	$27,387,410

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14. Debentures and Corporate Bonds

The Bank converted its long-term credit bank charter to an ordinary commercial bank charter on April 1, 2006. The Financial Services Agency of Japan, however, allows the Bank to retain the ability to issue debentures without registration, which was one of the benefits the Bank enjoyed as a long-term credit bank, for a period of ten years following the conversion to an ordinary commercial bank.

Debentures as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars	
	2007	2006	2007	Interest Rates
One-year discount debentures	¥ 27,456	¥ 38,030	$ 232,527	0.03%-0.37%
One-year coupon debentures	254,350	76,050	2,154,048	0.34%-0.90%
Two-year coupon debentures	547,450	517,700	4,636,263	0.20%-1.20%
Three-year coupon debentures	300,150	106,750	2,541,921	0.20%-1.45%
Five-year coupon debentures	321,118	323,800	2,719,502	0.10%-1.75%
Total	¥1,450,525	¥1,060,331	$12,284,261	

Annual maturities of debentures as of March 31, 2007 for the next five years and thereafter were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 585,387	$ 4,957,549
2009	446,242	3,779,153
2010	310,070	2,625,938
2011	77,473	656,113
2012	31,351	265,507
2013 and thereafter	0	1
Total	¥1,450,525	$12,284,261

The Bank issued corporate bonds for the first time during the year ended March 31, 2007, after converting to an ordinary commercial bank.

Corporate bonds as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	2007	2006	2007	Interest Rates
Unsecured straight bonds	¥99,467		$842,375	1.65%

Annual maturities of corporate bonds as of March 31, 2007 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2012	¥99,467	$842,375

15. Borrowed Money

The weighted averaged annual interest rates applicable to borrowed money was 0.95% and 1.19% as of March 31, 2007 and 2006, respectively.

Borrowed money does not include subordinated borrowings as of March 31, 2007 and 2006.

Annual maturities of borrowed money as of March 31, 2007, for the next five years and thereafter were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2008	¥100,700	$ 852,812
2009	1,015	8,596
2010	11,700	99,085
2011	13,500	114,329
2012	37,900	320,969
2013 and thereafter	59,000	499,661
Total	¥223,815	$1,895,452

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16. Other Assets and Liabilities

Other assets and liabilities as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Other assets:			
Accrued income	¥ 14,248	¥ 10,310	$ 120,666
Accounts receivables	8,505	61,762	72,030
Investments in partnerships	0	4,000	1
Derivatives held for purposes other than trading	31,373	22,338	265,695
Financial stabilization fund	32,628	32,628	276,321
Net deferred loss on derivatives under hedge accounting		11,492	
Software	14,083	10,024	119,269
Deferred charges for debentures	340	218	2,884
Other	8,702	8,690	73,703
Total	¥109,881	¥161,465	$ 930,569
Other liabilities:			
Accrued expenses	¥ 27,701	¥ 23,817	$ 234,600
Derivatives held for purposes other than trading	27,575	17,770	233,536
Matured debentures	17,185	20,500	145,643
Other	59,841	84,199	506,791
Total	¥132,305	¥146,288	$1,120,470

17. Liability for Employees' Retirement Benefits

The Bank has employees' retirement benefits plans. Such retirement benefits are made in the form of a lump-sum severance payment from the Bank and annuity payments from trustees.

The liability for employees' retirement benefits plans as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Projected benefit obligation	¥ 39,537	¥ 38,893	$ 334,838
Fair value of plan assets	(22,608)	(20,404)	(191,469)
Unrecognized prior service cost	943	1,132	7,991
Unrecognized actuarial loss	(1,074)	(3,289)	(9,100)
Net liability	¥ 16,798	¥ 16,331	$ 142,260

Note: Certain subsidiaries apply the simplified method for the calculation of liability for employees' retirement benefits, which allows certain small-sized plans to use certain proxy measures instead of strict actuarial computations.

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The components of net periodic retirement benefit costs of the employees' retirement benefits plans for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Service cost	¥1,393	¥1,483	$11,803
Interest cost	731	739	6,194
Expected return on plan assets	(707)	(461)	(5,990)
Amortization of prior service cost	(188)	(188)	(1,598)
Recognized actuarial loss	1,899	2,879	16,082
Others		78	
Net periodic retirement benefit costs	¥3,128	¥4,531	$26,491

Notes: 1. All retirement benefit costs are classified as service cost for the subsidiaries applying the simplified method.
2. Other than those above, extra retirement benefits of ¥1,284 million were expensed for the year ended March 31, 2006. No extra retirement benefits were expensed for the year ended March 31, 2007.

Assumptions used for the years ended March 31, 2007 and 2006, were as follows:

	2007	2006
Discount rate	1.9%	1.9%
Expected rate of return on plan assets	3.5%	2.8%
Amortization period of prior service cost	9 years as average remaining service period	9 years as average remaining service period
Recognition period of actuarial gain or loss	5 years or average remaining service period if less than 5 years	5 years or average remaining service period if less than 5 years

18. Equity

(1) Capital Stock and Capital Surplus

Capital stock as of March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Common stock—authorized, 3,772,000 thousand shares, issued, 1,650,147 thousand shares, and outstanding, 1,650,145 thousand shares (Notes 1, 2 and 3)	¥252,465	¥147,745	$2,138,089
Preferred stock, Class A Series 4—authorized, issued and outstanding, 24,072 thousand shares (Notes 1 and 3)	12,036	12,036	101,931
Preferred stock, Class C Series 5—authorized, 433,333 thousand shares, and issued and outstanding, 258,799 thousand shares (Notes 1, 2 and 3)	155,279	260,000	1,315,038
Total	¥419,781	¥419,781	$3,555,058

Notes: 1. On August 8, 2006, a 1-for-2 reverse stock split and change in the number of authorized stocks were approved at the shareholders' meeting, which took effect on September 11, 2006. The number of shares shown in the above chart is as of March 31, 2007.
Numbers of shares as of March 31, 2006 were as follows:
Common stock—authorized 5,189,000 thousand, and issued and outstanding, 2,834,870 thousand
Class A Series 4 preferred stock—authorized 76,144 thousand, and issued and outstanding, 48,144 thousand
Class C Series 5 preferred stock—authorized 867,000 thousand, and issued and outstanding, 866,667 thousand
2. On November 9, 2006, 232,712 thousand shares of common stock were issued upon the conversion of 174,534 thousand shares of Class C Series 5 preferred stock in connection with the Bank's public offering.
3. The authorized number of shares of common stock and preferred stocks in the aggregate was 4,054,871 thousand as of March 31, 2007 while the articles of incorporation prescribe the authorized number of shares for each class of common stock and preferred stock as is presented in the table above.

The amount of treasury stock was less than ¥1 million at March 31, 2007 and 2006. The number of shares of treasury stock at March 31, 2007 was 1,752 shares of common stock and at March 31, 2006 was 705 shares of common stock.

The Class A Series 4 preferred stock was issued as non-voting, non-cumulative preferred stock at ¥1,000 per share which is convertible into shares of common stock. The conversion rate for the Class A Series 4 preferred stock is five shares of common stock for each share of Class A Series 4 preferred stock. Shares of the Class A Series 4 preferred stock are convertible on or after October 1, 1998, and up to March 31, 2018, at the option of the preferred stockholder. The Class A Series 4 preferred stockholder shall be entitled, in priority to any payment of dividends on shares of common stock, to a dividend of ¥10 per share annually (if interim dividends are paid, such interim dividend will be ¥5 per share). The articles of incorporation prohibit the payment of dividends of more than ¥10 per share annually to the holder of the Class A Series 4 preferred stock.

Unless previously converted at the option of the preferred stockholder, all outstanding shares of Class A Series 4 preferred stock will be mandatorily exchanged for fully paid shares of common stock on April 1, 2018, at the number of shares of common stock calculated by the average market price per share during a certain period preceding April 1, 2018. The mandatory exchange price is no less than ¥119.60 per share. If the Bank's shares are not listed on a stock exchange, the number of issued common shares will be calculated by net assets per share. The Class A Series 4 preferred stockholder receives a liquidation preference of ¥1,000 per share and does not have the right to participate in any further liquidation distribution.

The Class C Series 5 preferred stock was issued as non-voting, non-cumulative preferred stock at ¥600 per share, which is convertible into shares of common stock. The initial conversion price is ¥450 per share. The conversion price is to be modified on October 3 annually from 2006 between ¥450 and ¥540 per share based on its market price. Shares of the Class C Series 5 preferred stock are convertible on or after October 3, 2005, and up to October 3, 2012, at the option of the preferred stockholder. If the Bank's shares are not listed on a stock exchange, the conversion price to the common stock is to be modified based on net assets per share of the Bank. The Class C Series 5 preferred stockholder shall be entitled, in priority to any payment of dividends on shares of common stock, to a dividend of ¥7.44 per share annually (if interim dividends are paid, such interim dividend will be ¥3.72 per share). The articles of incorporation prohibit the payment of dividends of more than ¥7.44 per share annually to the holder of the Class C Series 5 preferred stock.

Unless previously converted at the option of the preferred stockholder, all outstanding shares of Class C Series 5 preferred stock will be mandatorily exchanged for fully paid shares of common stock on October 2, 2012, at the number of shares of common stock calculated by the average market price (between ¥450 and ¥540) per share during a certain period preceding October 3, 2012. If the Bank's shares are not listed on a stock exchange, the number of issued common shares will be calculated by net assets per share. The Class C Series 5 preferred stockholder receives a liquidation preference of ¥600 per share and does not have the right to participate in any further liquidation distribution.

(2) New Company Law and relating Banking Law of Japan

The Bank is subject to the Company Law and Banking Law of Japan.

On and after May 1, 2006, Japanese companies are subject to a new company law of Japan (the "Company Law"), which reformed and replaced portions of the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006.

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the stockholders' meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends-in-kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Bank meets all of the above criteria and its articles of incorporation prescribe the authority for dividend declaration by the Board of Directors.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to stockholders subject to certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the stockholders, but the amount of equity after dividends must be maintained at no less than ¥3 million.

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(b) Increases / decreases and transfers of common stock, reserves and surplus
The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the stockholders.

Under the Banking Law of Japan, an amount equivalent to at least 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the stated capital may be available for dividends by resolution of the stockholders.

(c) Treasury stock and treasury stock acquisition rights
The Company Law also allows for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the stockholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

19. Other Operating Income

Other operating income for the years ended March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Gain on sales of bonds	¥12,182	¥ 3,343	$103,174
Gains on foreign exchange transactions	2,260	3,738	19,147
Gain on derivatives	465		3,945
Gain on redemption of bonds	386	2,533	3,274
Other*	38,734	36,672	328,037
Total	¥54,030	¥46,288	$457,577

* The "Other" category primarily included gains from investments in partnerships or investment funds.

20. Other Income

Other income for the years ended March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Gain on sales of stocks and other securities	¥ 5,308	¥ 6,188	$ 44,958
Reversal of reserve for possible loan losses	16,553	46,930	140,193
Reversal of reserve for credit losses on off-balance-sheet instruments	568		4,810
Tax refund relating to a liquidated subsidiary	2,366		20,042
Other	5,018	6,901	42,503
Total	¥29,815	¥60,019	$252,504

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21. Other Operating Expenses

Other operating expenses for the years ended March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Amortization of debenture issuance expenses	¥ 290	¥ 203	$ 2,464
Amortization of corporate bonds issurance expenses	77		658
Loss on sales of bonds	1,575	6,890	13,341
Loss on derivatives		508	
Other	4,060	1,085	34,386
Total	¥6,004	¥8,687	$50,849

22. Other Expenses

Other expenses for the years ended March 31, 2007 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Provision for reserve for credit losses on off-balance-sheet instruments		¥ 209	
Write-off of claims	¥ 4,988	6,310	$42,246
Loss on sales of stocks and other securities	101	85	860
Loss on write-down of stocks	27	58	234
Loss on disposal of premises and equipment and others	1,384	673	11,726
Extraordinary depreciation expense		569	
Other	3,885	7,853	32,902
Total	¥10,387	¥15,760	$87,968

23. Income Taxes

The Bank and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for the years ended March 31, 2007 and 2006, respectively.

The Bank files a tax return under the consolidated corporate tax system which allows companies to base tax payments on the combined profits or losses of the Bank and certain wholly owned domestic subsidiaries.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred tax assets:			
Tax loss carryforwards	¥45,156	¥ 68,547	$ 382,423
Reserve for possible loan losses	23,599	29,327	199,862
Other	31,876	31,953	269,948
Less valuation allowance	(71,452)	(102,204)	(605,117)
Total	29,179	27,624	247,116
Deferred tax liabilities:			
Other	(9)		(81)
Net deferred tax assets	¥29,169	¥ 27,624	$ 247,035

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A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2007 and 2006, is as follows:

	2007	2006
Normal effective statutory tax rate	40.6%	40.6%
Valuation allowance	(41.0)	(50.5)
Other—net	(0.4)	(0.3)
Actual effective tax rate	(0.8)%	(10.2)%

As of March 31, 2007, the Bank has tax loss carryforwards which are available to be offset against taxable income in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2010	¥ 7,810	$ 66,149
2011	101,926	863,200
Total	¥109,737	$929,349

24. Lease Transactions

The Group leases certain equipment and other assets.

Lease payments under finance leases were ¥1,370 million ($11,610 thousand) and ¥1,279 million for the years ended March 31, 2007 and 2006, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease and depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007 and 2006 were as follows:

March 31, 2007:

	Millions of Yen			Thousands of U.S. Dollars		
	Equipment	Others	Total	Equipment	Others	Total
Acquisition cost	¥3,592	¥1,296	¥4,888	$30,422	$10,982	$41,404
Accumulated depreciation	2,013	756	2,769	17,051	6,403	23,454
Net leased property	¥1,578	¥540	¥2,119	$13,371	$4,579	$17,950

March 31, 2006:

	Millions of Yen		
	Equipment	Others	Total
Acquisition cost	¥4,432	¥1,159	¥5,592
Accumulated depreciation	2,192	407	2,599
Net leased property	¥2,239	¥ 752	¥2,992

Pro forma amounts of obligations under finance leases as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥1,037	¥1,276	$ 8,785
Due after one year	1,082	1,730	9,165
Total	¥2,119	¥3,006	$17,950

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Pro forma amounts of depreciation expense under finance lease for the years ended March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Depreciation expense	¥1,370	¥1,263	$11,610

Depreciation expense is calculated using the straight-line method, assuming the residual value is zero.

The amounts of acquisition cost, obligations under finance leases and depreciation expense are presented without segregating interest expense due to its immateriality.

The minimum rental commitments under noncancelable operating leases as of March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Due within one year	¥164	¥34	$1,396
Due after one year	320	10	2,714
Total	¥485	¥45	$4,110

25. Derivatives

a. Derivatives Transactions

Type of derivative financial instruments

Derivative positions in the Bank involve interest rate-related transactions (such as interest rate futures, interest rate options and interest rate swaps), currency-related transactions (such as currency swaps, foreign exchange forward contracts and currency options), stock and bond-related futures and options, and credit derivatives and others.

Policy and purpose to use derivatives

Derivative activities are significant to the Bank's business operations. The Bank has been using derivatives actively, while controlling the various risks of derivatives, such as market and credit risks. The purpose of its use of derivatives is to offer customers products to hedge market risks such as interest rate risk and foreign exchange risk and to take proprietary trading positions by exploiting short-term fluctuations and differences across markets in interest rates, foreign exchange rates, securities prices and other factors. In order to stabilize and maximize earnings, the Bank also uses derivatives in ALM operations, helping to maintain interest rate risk and other risks of on-balance-sheet assets and liabilities at an appropriate level.

As regards hedging activities to control interest rate risk arising from financial assets and liabilities, the Bank uses the deferral method of hedge accounting, in accordance with the general requirements of the JICPA Industry Audit Committee Report No. 24, etc. The effectiveness of hedging for the purpose of offsetting market fluctuation is assessed as follows; the Bank specifies the items to be hedged such as deposits or loans and the hedging instruments to be used such as interest rate swaps and divides them into groups by remaining periods to maturity, and evaluates the hedging effectiveness within each group.

Risk associated with derivatives

The two most significant derivatives-related risks are market and credit risks. Market risk can result in loss due to the fluctuations of market indices or volatilities such as interest rates and foreign exchange rates. Credit risk occurs when the counter parties to a transaction fail to fulfill their obligations under a contract.

Risk control system for derivatives

The Bank strives to develop and maintain a proper risk control system to avert unexpected losses and to pursue reliable and sound business operations whereby the Bank takes risks commensurate with its financial strength to earn profits.

The Bank's basic philosophy of risk control is documented in the "Master Policy for Risk Management". The Board of Directors establishes a basic framework of risk control, such as establishment of risk management rules and risk limits or allocation of the Bank's capital.Within that framework responsible divisions control various risks, including market risk and credit risk. In addition, the Risk Management Division manages market risk, operational risk, and other related risks, and the Credit Risk Management Division manages credit risk, in accordance with the characteristics of each risk type. The Internal Audit Division audits the appropriateness and effectiveness of the risk control system.

The Board of Directors, the Management Committee and the other committee are informed about the risks by the responsible divisions and use this information for management decisions in order to maintain and improve the risk control system. The Internal Audit Division and the Credit Audit Division report their audit results to the Board of Directors or such committees.

For market risk, the maximum estimated loss is calculated on a daily basis using the value-at-risk method and the result is monitored based on specified limits. If an actual loss exceeds a maximum estimate, causal analysis is conducted.

As to credit risk, the exposure is calculated by the current exposure method, the sum of the replacement cost and the potential cost in connection with expected changes in market conditions, and is controlled together with credit risk related to on-balance-sheet transactions such as lending. In addition, by quantifying credit risk by the method consistent with market risk, and totally identifying market and credit risks, the Bank controls risks within permissible limits in relation to capital adequacy as well as targeting securing earnings commensurate with risks.

b. Fair Value of Derivatives Transactions

The Group had the following derivatives contracts, which were listed on exchanges, outstanding as of March 31, 2007 and 2006:

	Millions of Yen			Thousands of U.S. Dollars		
	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)
March 31, 2007						
Interest rate contracts:						
Futures written	¥ 67,123	¥(204)	¥(204)	$568,457	$(1,730)	$(1,730)
Futures purchased	59,299	191	191	502,195	1,621	1,621
Options written	23,616	(3)	(0)	200,000	(29)	(8)
Options purchased	23,616	0	(2)	200,000	4	(20)
Bonds contracts:						
Futures written	6,440	1	1	54,544	12	12
Futures purchased	8,028	(14)	(14)	67,995	(121)	(121)
Futures options written	590	(2)	(0)	5,000	(20)	(5)
March 31, 2006						
Interest rate contracts:						
Futures written	¥449,843	¥ 347	¥ 347			
Futures purchased	178,878	(254)	(254)			
Options written	23,484	(2)	0			
Bonds contracts:						
Futures written	177,979	624	624			
Futures purchased	21,522	0	0			
Futures options written	587	(1)	0			
Futures options purchased	6,761	26	7			

Notes: 1. Derivatives which qualify for hedge accounting are not included in the above table.
2. The contracts or notional amounts of derivatives which are shown in the above table do not necessarily represent the amounts exchanged by the parties and do not measure the exposure of the Group to credit or market risk.
3. Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.
4. Fair values of above derivatives are based on quoted market prices, such as those of Tokyo Financial Exchange Inc.

0171

The Group had the following derivatives contracts, which were not quoted on listed exchanges, outstanding as of March 31, 2007 and 2006:

	Millions of Yen			Thousands of U.S. Dollars		
	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)	Contract or Notional Amount	Fair Value	Valuation Gain/(Loss)
March 31, 2007						
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating ...	¥10,165,788	¥ 3,408	¥ 3,408	$86,092,980	$ 28,868	$ 28,868
Receive floating and pay fixed ...	10,996,003	16,073	16,073	93,123,332	136,120	136,120
Receive floating and pay floating .	1,155,602	799	799	9,786,608	6,773	6,773
Other written	1,123,301	(2,650)	(2,650)	9,513,054	(22,451)	(22,451)
Other purchased	268,153	2,624	2,624	2,270,944	22,225	22,225
Foreign exchange contracts:						
Currency swaps	1,707,964	(1,045)	(1,045)	14,464,471	(8,858)	(8,858)
Forward exchange contracts written	291,758	(4,539)	(4,539)	2,470,851	(38,443)	(38,443)
Forward exchange contracts purchased	455,167	17,217	17,217	3,854,742	145,811	145,811
Options written	639,036	(21,014)	448	5,411,890	(177,969)	3,797
Options purchased	607,837	11,236	(5,216)	5,147,675	95,163	(44,181)
Commodity derivatives:						
Commodity swaps:						
Receive fixed and pay floating ...	322	(24)	(24)	2,731	(210)	(210)
Receive floating and pay fixed ...	312	34	34	2,650	288	288
Credit derivatives:						
Written	611,768	2,796	2,796	5,180,982	23,680	23,680
Purchased	714,549	(3,776)	(3,776)	6,051,402	(31,984)	(31,984)
March 31, 2006						
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating ...	¥10,363,458	¥(47,906)	¥(47,906)			
Receive floating and pay fixed ...	10,898,034	68,654	68,654			
Receive floating and pay floating .	568,077	70	70			
Other written	319,151	(850)	(850)			
Other purchased	117,842	611	611			
Foreign exchange contracts:						
Currency swaps	1,173,253	(474)	(474)			
Forward exchange contracts written	189,335	(5,105)	(5,105)			
Forward exchange contracts purchased	286,403	13,526	13,526			
Options written	300,706	(11,973)	1,067			
Options purchased	347,798	6,727	(3,406)			
Commodity derivatives:						
Commodity swaps:						
Receive fixed and pay floating ...	322	(1)	(1)			
Receive floating and pay fixed ...	312	10	10			
Credit derivatives:						
Written	459,577	1,828	1,828			
Purchased	505,070	(1,501)	(1,501)			

Notes: 1. Derivatives which qualify for hedge accounting are not included in the above table.
2. The contracts or notional amounts of derivatives which are shown in the above table do not necessarily represent the amounts exchanged by the parties and do not measure the exposure of the Group to credit or market risk.
3. Derivative transactions for trading purposes are stated at fair value in the accompanying consolidated financial statements.
4. Calculation or quotation of fair value of above derivatives are based on discount present value method or option pricing models, etc.

26. Per Share of Common Stock

The reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2007 and 2006, were as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
	Net Income	Weighted Average Shares	EPS	EPS
Year Ended March 31, 2007				
Basic EPS—Net income available to common stockholders	¥79,344	1,508,606	¥52.59	$0.45
Effect of dilutive securities—Preferred stocks	2,166	606,965		
Diluted EPS—Net income for computation	¥81,510	2,115,573	¥38.52	$0.33
Year Ended March 31, 2006				
Basic EPS—Net income available to common stockholders	¥116,650	1,417,435	¥82.29	
Effect of dilutive securities—Preferred stocks	3,464	698,138		
Diluted EPS—Net income for computation	¥120,114	2,115,573	¥56.77	

27. Segment Information

(a) Business Segment Information

The Group is engaged in banking activities and other activities such as trust and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Information on geographic segments for the fiscal year ended March 31, 2007 is as follows:

	Millions of Yen						
	Japan	America	Europe	Asia	Subtotal	Eliminations/Corporate	Consolidated
Operating income							
(1) External customers	¥ 176,551	¥ 15,953	¥ 3,403	¥ 1,636	¥ 197,545		¥ 197,545
(2) Inter-segment	9,912		1,517	26	11,456	¥ (11,456)	
Total	186,464	15,953	4,921	1,663	209,002	(11,456)	197,545
Operating expenses	128,418	10,544	6,328	1,470	146,762	(11,621)	135,140
Operating profit (loss)	¥ 58,045	¥ 5,408	¥ (1,407)	¥ 193	¥ 62,239	¥ 165	¥ 62,405
Total assets	¥6,514,869	¥297,434	¥161,846	¥37,857	¥7,011,907	¥(467,913)	¥6,543,994

	Thousands of U.S. Dollars						
	Japan	America	Europe	Asia	Subtotal	Eliminations/Corporate	Consolidated
Operating income							
(1) External customers	$ 1,495,182	$ 135,108	$ 28,826	$ 13,863	$ 1,672,979		$ 1,672,979
(2) Inter-segment	83,951		12,852	221	97,024	$ (97,024)	
Total	1,579,133	135,108	41,678	14,084	1,770,003	(97,024)	1,672,979
Operating expenses	1,087,558	89,304	53,593	12,449	1,242,904	(98,424)	1,144,480
Operating profit (loss)	$ 491,575	$ 45,804	$ (11,915)	$ 1,635	$ 527,099	$ 1,400	$ 528,499
Total assets	$55,171,658	$2,518,924	$1,370,648	$ 321,457	$59,382,687	$(3,962,679)	$55,420,008

Notes: 1. The head office and branches of the Bank and consolidated subsidiaries are classified by the above geographic segments after taking into account geographic proximity, business similarity and mutual relations of activities. Operating income and operating profit (loss) in the above table are equivalent to sales and net income (loss) for non-financial institutions.
2. "America" includes the U.S. and Cayman Islands. "Europe" includes the U.K. and Luxemburg. "Asia" includes Hong Kong.
3. Interest expenses on notes which were issued by consolidated subsidiaries in America and Europe segments and are held by the Bank are calculated based on an average yield of fundings of the Bank's International operation.
4. Since the proportion of business that the Group conducted in Japan exceeded 90% of operating income and total assets for the year ended March 31, 2006, geographic segment information was not presented.

0173

(c) Foreign Operating Income

Foreign operating income for the year ended March 31, 2007 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Foreign operating income (A)	¥ 20,994	$ 177,797
Consolidated operating income (B)	197,545	1,672,979
(A)/(B) (%)	10.6%	10.6%

Notes: 1. Foreign operating income in the above table are equivalent to foreign sales for non-financial institutions.
2. Foreign operating income shows the sum of operating income of foreign consolidated subsidiaries excluding income from intra-group transactions. Since these transactions are not classified by domiciles of counterparties, segment information classified by countries or regions is not presented.
3. The composition of foreign operating income had been less than 10% of consolidated operating income for the year ended March 31, 2006. Therefore, foreign operating income information was not presented.

28. Subsequent Events

Appropriation of Retained Earnings

The following appropriation of retained earnings as of March 31, 2007 was approved at the Board of Directors' meeting held on May 31, 2007:

	Millions of Yen	Thousands of U.S. Dollars
Year-end dividends:		
Class A Series 4 preferred stock, ¥10.0 ($0.08) per share	¥ 240	$ 2,039
Class C Series 5 preferred stock, ¥7.44 ($0.06) per share	1,925	16,306
Common stock, ¥1.78 ($0.02) per share	2,937	24,875
Total	¥5,103	$43,220

0174

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aozora Bank, Ltd.:

We have audited the accompanying consolidated balance sheets of Aozora Bank, Ltd. (the "Bank") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2007

Member of
Deloitte Touche Tohmatsu

Income Analysis (Consolidated)

Interest-Earning Assets and Interest-Bearing Liabilities

Years Ended March 31

(Millions of Yen)

	Average balance			Interest income/expenses			Return/rates		
	2007	2006	Change	2007	2006	Change	2007	2006	Change
Interest-earning assets	6,027,159	4,768,307	1,258,852	110,423	89,142	21,281	1.83%	1.86%	(0.03)%
Deposits with banks	66,311	33,610	32,701	2,685	1,292	1,393	4.05	3.84	0.21
Call loans and bills bought	181,925	147,152	34,773	420	61	359	0.23	0.04	0.19
Receivables under securities borrowing transactions	334,381	226,911	107,470	829	27	802	0.24	0.01	0.23
Securities	1,894,895	1,578,636	316,259	25,120	23,191	1,929	1.32	1.46	(0.14)
Loans and bills discounted	3,446,664	2,702,809	743,855	76,458	52,310	24,148	2.21	1.93	0.28
Interest-bearing liabilities	5,207,351	4,129,232	1,078,119	65,497	36,126	29,371	1.25	0.87	0.38
Deposits	2,223,352	1,847,642	375,710	12,350	8,287	4,063	0.55	0.44	0.11
Negotiable certificates of deposit	916,215	642,576	273,639	3,124	226	2,898	0.34	0.03	0.31
Debentures	1,234,107	848,622	385,485	8,367	3,939	4,428	0.67	0.46	0.21
Call money and bills sold	351,808	476,365	(124,557)	6,933	4,389	2,544	1.97	0.92	1.05
Payables under repurchase agreements	40,766	76,994	(36,228)	2,166	2,181	(15)	5.31	2.83	2.48
Payables under securities lending transactions	180,572	182,936	(2,364)	7,837	5,904	1,933	4.34	3.22	1.12
Borrowed money	175,088	57,150	117,938	843	129	714	0.48	0.22	0.26
Corporate bonds	93,365	—	93,365	1,540	—	1,540	1.65	—	1.65

Note: Interest expenses are shown after deduction of amounts of assumed cost of funding money held in trust (¥42 million for the fiscal year ended March 31, 2007, and ¥13 million for the fiscal year ended March 31, 2006).

Fees and Commissions

Years Ended March 31

(Millions of Yen)

	2007	2006	Change
Net fees and commissions	16,035	15,832	203
Fees and commissions income	17,834	17,151	683
Debentures, deposits and loan operations	11,685	10,096	1,589
Foreign exchange operations	198	187	11
Securities-related operations	1,787	2,294	(507)
Agency services	1,427	1,396	31
Safekeeping and safe deposit box services	7	7	—
Guarantee operations	248	154	94
Fees and commissions expense	1,798	1,319	479
Foreign exchange operations	76	75	1

Trading Revenues

Years Ended March 31

(Millions of Yen)

	2007	2006	Change
Net trading revenues	5,452	7,765	(2,313)
Trading profits	5,452	8,219	(2,767)
Gains on trading securities	24	—	24
Gains on securities related to trading transactions	72	—	72
Gains on trading-related financial derivatives	5,355	8,184	(2,829)
Others	0	35	(35)
Trading losses	—	453	(453)
Losses on trading securities	—	4	(4)
Losses on securities related to trading transactions	—	449	(449)
Losses on trading-related financial derivatives	—	—	—
Others	—	—	—

Other Operating Income (Net)

Years Ended March 31

(Millions of Yen)

	2007	2006	Change
Net other operating income	48,026	37,600	10,426
Gains (losses) on foreign exchange transactions	2,260	3,738	(1,478)
Net gains (losses) on bonds	10,994	(1,013)	12,007
Others—Net	34,771	34,875	(104)

0176

Non-Consolidated Business Results

Non-Consolidated Financial Highlights [Five-Year Summary]

Years Ended March 31

(Millions of Yen)

	2007	2006	2005	2004	2003
Operating income	188,088	163,661	113,816	105,335	101,633
Operating profits	61,960	60,729	43,733	7,309	7,437
Net income	82,168	119,920	86,859	31,854	22,875
Capital stock	419,781	419,781	419,781	419,781	419,781
Number of issued shares (in thousands)					
Common stock	1,650,147	2,834,870	2,834,870	2,834,870	2,834,870
Class A Series 4 preferred stock	24,072	48,144	48,144	48,144	48,144
Class C Series 5 preferred stock	258,799	866,667	866,667	866,667	866,667
Total equity	788,537	720,447	609,524	527,582	496,918
Total assets	6,558,891	6,005,204	4,784,328	5,188,071	5,895,314
Debentures	1,454,525	1,084,331	851,993	1,058,973	1,473,126
Deposits	3,252,145	3,211,709	2,389,471	2,607,081	2,555,905
Loans and bills discounted	3,362,528	3,025,391	2,605,381	2,969,770	3,271,087
Securities	2,332,881	1,797,623	1,234,662	971,763	1,356,754
Total equity per share (yen)	367.85	305.41	227.16	169.35	147.71
Dividends per share (yen)					
Common stock	1.78	0.89	0.89	—	—
Class A Series 4 preferred stock	10.00	5.00	5.00	5.00	5.00
Class C Series 5 preferred stock	7.44	3.72	3.72	3.72	3.72
(Interim dividends per share)					
(Common stock)	(—)	(—)	(—)	(—)	(—)
(Class A Series 4 preferred stock)	(—)	(—)	(—)	(—)	(—)
(Class C Series 5 preferred stock)	(—)	(—)	(—)	(—)	(—)
Basic net income per share (yen)	53.03	82.15	58.83	20.02	13.69
Diluted net income per share (yen)	38.83	56.68	41.05	15.05	10.81
Dividend payout ratio (%)	3.36	2.17	3.03	—	—
Capital adequacy ratio (domestic standard) (%)	15.98	19.55	18.77	15.65	13.26
Number of employees	1,384	1,359	1,384	1,345	1,370

Notes: 1. The 2007 amount represents total equity in accordance with the new standard for presentation of equity, however, the amounts for 2006, 2005, 2004 and 2003 represent total shareholders' equity and are not adjusted to conform to the 2007 presentation.

2. Total equity per share, basic net income per share and diluted net income per share are calculated by applying Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings per Share."

3. Number of employees does not include executive officers, locally hired overseas staff or the Bank's employees seconded to other firms.

4. We have declared a reverse stock split of the Company's common stock, Class A Series 4 preferred stock and Class C Series 5 preferred stock, which took effect on September 11, 2006. Total equity per share, basic net income per share and diluted net income per share previous to March 31, 2006, were calculated on the premise that a reverse stock split had been declared at the beginning of each fiscal year.

5. The following per share information is for reference only and is based on the amendment of previous figures to account for the assumed effect of the reverse stock split.

(Yen)

	2006	2005	2004	2003
Dividends per share				
Common stock	1.78	1.78	—	—
Class A Series 4 preferred stock	10	10	10	10
Class C Series 5 preferred stock	7.44	7.44	7.44	7.44

0177

Non-Consolidated Capital Adequacy Ratio (Domestic Standard)

March 31

(Millions of Yen)

		2007	2006
Tier I	Capital	419,781	419,781
	Non-cumulative perpetual preferred stock	167,315	272,036
	Newly issued stock		
	Capital reserve	33,333	33,333
	Other capital surplus		
	Earned surplus reserve	4,844	4,844
	Voluntary reserve		
	Profit carried forward to next term		257,582
	Retained earnings	339,751	
	Others		
	Treasury stock	0	0
	Paid-in amount on treasury stock		
	Unappropriated profits to be distributed	5,103	
	Net unrealized losses on available-for-sale securities	6,793	1,081
	Subscription rights to shares		
	Goodwill		
	Amount equal to goodwill derived from acquisitions		
	Intangible assets derived from mergers		
	Amount equal to consolidation adjustments		
	Amount equivalent to capital increased by securitization transactions		
	Total (A)	785,812	714,459
	Step-up preferred stock		
Tier II	Forty-five percent of the difference between fair value and book value in respect of land		
	General reserve for possible loan losses	28,273	23,590
	Subordinated debt		
	Perpetual subordinated liabilities		
	Subordinated term liabilities and subordinated term preferred stock		
	Total	28,273	23,590
	Tier II capital qualifying as capital (B)	28,273	23,590
Tier III	Short-term subordinated debt		
	Tier III capital qualifying as capital (C)		
Items deducted (D)		90,929	
Regulatory capital (A) + (B) + (C) − (D) (E)		723,156	738,050
Risk-weighted assets	Balance-sheet exposure	3,956,378	3,560,843
	Off-balance-sheet exposure	343,485	213,662
	Credit risk asset (F)	4,299,863	3,774,505
	Market risk equivalent (G)	39,768	
	Operational risk equivalent (H)	184,104	
	(F) + (G) + (H) (I)	4,523,735	3,774,505
Capital adequacy ratio (Domestic standard) $\frac{(E)}{(I)} \times 100$		15.98%	19.55%
Tier I ratio (Domestic standard) $\frac{(A)}{(I)} \times 100$		17.37%	18.92%
Required capital total		180,949	

Notes: 1. The capital adequacy ratio is calculated using the formula stipulated in a ministerial notification based on Article 14-2 of the Banking Law. Aozora uses the domestic standard applicable to Japanese banks without overseas branches or banking subsidiaries.

2. The capital adequacy ratios as of March 31, 2007 are based on the FSA guidelines established to implement Basel II. The capital adequacy ratios as of March 31, 2006 are based on the FSA guidelines established to implement Basel I. We currently use the standardized approach to credit risk and the basic indicator approach to operational risk.

3. Items deducted (D) includes the amount held at other financial institutions for their capital-raising purposes.

4. Methods used to calculate risk-weighted assets are as follows: credit risk asset uses the standardized approach; market risk equivalent uses the internal models approach and the standardized approach; operational risk equivalent uses the basic indicator approach.

5. Amounts of required capital for each risk are as follows: credit risk ¥171,994 billion, market risk ¥1,590 billion and operational risk ¥7,364 billion.

0178

Reduction of Problem Loans and Analysis of Assets

Disclosure of Claims under the Financial Reconstruction Law

The Bank is addressing the reduction of problem loans as one of management's key tasks. Based on stringent internal self-assessment standards, the Bank makes the appropriate write-offs and reserve provisions, and carries out the disposal of problem loans where deemed optimal, after considering a course of action for each individual problem loan.

In the fiscal year ended March 31, 2007, the Bank has promoted removing the amount of problem loans on its balance sheet by collection, sale of some claims and write-offs. On the other hand, claims newly classified into categories which is disclosed. As a result, disclosed claims under the Financial Reconstruction Law amounted to¥33.0 billion, an increase compared with the ¥12.0 billion disclosed at the end of March 2006. The disclosed claim ratio rose from the one at the end of March 2006 by 0.28 of a point and became 0.96%.

Most of the disclosed claims are secured with provision of reserves, collateral and guarantees, which makes the Bank's risk restrictive, in substantial terms.

Disclosed Claims under the Financial Reconstruction Law
Non-consolidated

(Billions of Yen)

	2007	2006	Change
Disclosed claims under the Financial Reconstruction Law			
Bankrupt and similar credit	0.4	0.6	(0.2)
Doubtful credit	29.2	18.3	10.9
Special Attention credit	3.4	2.2	1.2
Subtotal (A)	33.0	21.0	12.0
Normal credit	3,373.4	3,027.8	345.6
Total credit (B)	3,406.4	3,048.9	357.5
(A/B)	0.96%	0.68%	0.28%

Removal of Doubtful and Bankrupt and Similar Claims from the Balance Sheet

The Bank has endeavored to effectively and rapidly reduce the amount of problem loans on its balance sheet, employing a variety of methods within an economically rational approach.

During the fiscal year ended March 31, 2007, of the disclosed claims under the Financial Reconstruction Law, doubtful credit and bankrupt and similar credit claims (hereinafter referred to as "doubtful and bankrupt and similar claims"), totaling ¥13.6 billion, were removed from the Bank's balance sheet as a result of collection and loan sales. On the other hand, claims newly classified into the same two categories amounted to ¥24.3 billion. As a result, total doubtful and bankrupt and similar claims as of March 31, 2007, increased ¥10.7 billion compared with the end of March 2006.

The Bank will formulate a disposal plan for each individual obligor, thereby carrying out the removal of such claims from the Bank's balance sheet in a well-planned manner.

Removal of Doubtful and Bankrupt and Similar Claims from the Balance Sheet
Non-consolidated

(Billions of Yen)

	2007	2006
Disposals through borrower liquidation	(0.0)	(0.2)
Disposals through borrower reorganization	(0.2)	(3.5)
Reductions due to improvement in borrower performance	—	—
Loan sales to secondary market	(3.6)	(5.0)
Direct write-offs	(1.9)	4.3
Other (recovery, repayment)	(8.0)	(72.3)
Subtotal (A)	(13.6)	(76.7)
Claims newly classified as:		
Bankrupt and similar	0.1	0.2
Doubtful	24.1	5.9
Subtotal (B)	24.3	6.1
Total (A+B)	10.7	(70.6)

Notes: 1. Disposals through borrower liquidation: discharge and write-off of claims against borrowers undergoing bankruptcy liquidation;
Disposals through borrower reorganization: discharge of claims against borrowers undergoing bankruptcy reorganization and abandonment of claims against borrowers undergoing private resolution;
Other: recovery through disposal of collateral and improvement in borrower position.
2. For claims written off, where the borrower subsequently undergoes legal or private resolution leading to claim discharge or abandonment, the written-off amount is reduced accordingly and then recoded as either a disposal through borrower liquidation or a disposal through borrower reorganization.

Self-Assessments, Write-offs and Reserves

Self-assessments, which involve an examination of asset quality and probability of collection for each of its assets, are conducted by the Bank based on internal self-assessment standards developed in accordance with the Financial Services Agency's *Financial Inspection Manual*. Self-assessments are the basis on which the Bank carries out the appropriate write-offs and reserve provisions to preserve the soundness of its assets.

Self-assessments divide borrowers into five categories. Assets are then classified into four categories according to the probability of collection, which is assessed by taking into account any underlying collateral, guarantees or other security.

0179

Reserve Provision Ratios for Each Category of Borrower, Based on Asset-Assessments
Non-consolidated

(%)

Definition of Borrower Categories	2007	2006
Normal	0.8	1.5
Need Attention:		
Other Need Attention borrowers	3.3	5.4
Special Attention borrowers (Ratio of reserve to unsecured)	66.4	74.3
In Danger of Bankruptcy (Ratio of reserve to unsecured)	97.3	95.8
De Facto Bankrupt and Bankrupt (Ratio of reserve to unsecured)	(100.0)	(100.0)

Credit-Related Expenses

In the fiscal year ended March 31, 2007, the Bank, as a result of the final disposal of problem loans, conducted loan write-offs and specific reserve provisions. Due to the fact that sufficient specific and general reserve provisions had been conducted up to the previous period and the fact that expected loss ratio had decreased, a reversal of general loan-loss reserve was made. As a result, the profit from credit-related expenses came to ¥13.6 billion.

Credit-Related Expenses
Non-consolidated

(Billions of Yen)

	2007	2006
Expenses for the disposal of problem loans	3.1	(8.7)
Loan write-offs	4.0	5.6
Provision to (reversal of) specific reserve	(0.4)	(13.4)
Provision to (reversal of) country risk reserve	(0.3)	(0.3)
Loss on the sale of other receivables and other items	(0.2)	(0.6)
Provision to (reversal of) general loan-loss reserve and reserve for off-balance sheet instrument	(16.7)	(33.1)
Credit-related expenses	(13.6)	(41.8)

Note: The figures in the brackets indicate the profit.

Coverage Ratios of Disclosed Claims under the Financial Reconstruction Law

Total disclosed claims under the Financial Reconstruction Law amounted to ¥33.0 billion, while the secured amount including reserve provisions, collateral and guarantees amounted to ¥31.9 billion, resulting in a coverage ratio of 96.8%.

Disclosed Claims under the Financial Reconstruction Law (After Partial and Direct Write-Offs, Non-Consolidated Basis)
Non-consolidated

(Billions of Yen)

	2007	2006
Disclosed claims under the Financial Reconstruction Law (A)	33.0	21.0
Normal claims	3,373.4	3,027.8
Total claims (B)	3,406.4	3,048.9
(A/B)	0.96%	0.68%
Credit secured:		
Reserve for possible loan losses (C)	6.9	8.8
Collateral and guarantee (D)	25.0	11.4
Total (E=C+D)	31.9	20.2
Coverage ratio (E/A)	96.8%	96.0%
Reserve ratio (C/(A–D))	86.8%	91.2%

Note: Reserve for possible loan losses (C) is the sum of provisions to the specific reserve for possible loan losses on disclosed claims under the Financial Reconstruction Law plus general loan-loss reserve.

Risk-Monitored Loans

In addition to disclosed claims under the Financial Reconstruction Law, the Bank also discloses risk-monitored loans under the Banking Law. As of March 31, 2007, risk-monitored loans (on a non-consolidated basis) amounted to ¥33.0 billion, up ¥12.0 billion from March 31, 2006.

Risk-Monitored Loans (After Partial and Direct Write-Offs)
Non-consolidated

(Billions of Yen)

	2007	2006
Risk-monitored loans:		
Loans to bankrupt companies	0.2	0.6
Past due loans	29.3	18.3
Loans overdue for three months or more	—	—
Restructured loans	3.4	2.2
Total (A)	33.0	21.0
Year-end balance of total loans (B)	3,362.5	3,025.4
(A/B)	0.98%	0.69%

Consolidated

(Billions of Yen)

	2007	2006
Risk-monitored loans:		
Loans to bankrupt companies	0.8	3.1
Past due loans	29.7	18.3
Loans overdue for three months or more	—	—
Restructured loans	8.6	5.0
Total (A)	39.1	26.4
Year-end balance of total loans (B)	3,684.6	3,136.3
(A/B)	1.06%	0.84%

0180

Asset-Assessment, Disclosed Claims, Write-offs, Reserves and Risk-Monitored Loans (After Partial and Direct Write-Offs, Non-Consolidated Basis) as of March 31, 2007

(Billions of Yen)

Borrower categories for self-assessment	Disclosed claims under the FRL Loans [illegible]	Reserve and coverage for claims under the FRL	Reserve-to-unsecured-credit ratio	Reserve and coverage ratio	Risk-monitored loans
Bankrupt borrowers / De Facto Bankrupt borrowers	Bankrupt and similar credit [illegible]	Collateral/Guarantee coverage 0.4 Reserve — (Partial, direct write-offs of loans 6.8)	100.0%	100.0%	Loans to bankrupt borrowers 0.2
In Danger of Bankruptcy borrowers	Doubtful credit [illegible]	Collateral/Guarantee coverage 23.9 Reserve 5.1 Estimated collections 0.1	97.3%	99.5%	Past due loans 29.3
Need Attention borrowers	Special attention credit [illegible]	Collateral/Guarantee coverage 0.7 Reserve 1.8 Estimated collections 0.9	66.4%	73.6%	Loans overdue for three months or more — Restructured loans 3.4
Normal borrowers	(Normal credit 3,373.4)				

Disclosed claims under the FRL 33.0	Collateral/Guarantee coverage 25.0 Reserve 6.9 Estimated collections 1.1	Reserve ratio for disclosed claims under the FRL 86.8%	Reserve and coverage ratio for disclosed claims under the FRL 96.8%	Risk-monitored loans 33.0
Total credit 3,406.4	Total reserve* 62.3			

FRL: Financial Reconstruction Law
Reserve-to-unsecured-credit ratio = Reserve ÷ (Claims − Collateral, guarantees, etc.)
Reserve and coverage ratio = (Collateral, guarantees, etc. + Reserve) ÷ Claims

<Definitions of Borrower Categories>

Normal	Business performance is strong and no special financial problems exist.
Need attention	Borrowers that need to be monitored carefully because of weak business fundamentals, financial problems or problematic lending conditions.
In danger of bankruptcy	Borrowers that are not currently bankrupt but are highly likely to become bankrupt.
De facto bankrupt	Borrowers that are substantially bankrupt but are not legally or practically bankrupt yet.
Bankrupt	Borrowers that are legally or practically bankrupt.

<Definitions of Asset Classifications>

Category I	Assets that present no particular risk of collectability nor impairment of value.
Category II	Assets, including credits, which bear above-average risk of collectability.
Category III	Assets that bear substantial risk of final collectability or impairment of value, and are likely to incur losses.
Category IV	Assets deemed to be uncollectable or valueless.

<Write-Off and Reserve Provision Rules>

Normal and Need attention borrowers	Based on historical bankruptcy rates, normal status borrowers, special attention borrowers and other need attention borrowers are classified and across-the-board provisions are made to the general loan-loss reserve.
In danger of bankruptcy borrowers	For each borrower, the expected recovery amount of category III assets (non-secured portion) is estimated and a provision is made to the specific loan-loss reserve for the amount of shortfall. The expected recovery amount is the discounted present value of the estimated cash flows from future recovery of the loan principal.
De facto bankrupt and Bankrupt borrowers	In principle, the full amounts of category III and IV credits are written off directly.

<Definitions of Disclosed Claims under the Financial Reconstruction Law>

Bankrupt and similar credit	Bankrupt and similar credit refers to the credit of borrowers who have filed for bankruptcy, corporate reorganization, composition, etc., as well as those borrowers who are in an equivalent situation.
Doubtful credit	Doubtful refers to credit with serious doubt concerning the recovery of principal and receiving of interest as contract provisions, because the borrower's financial condition and business results have worsened, although they have not reached the point of management collapse.
Special attention credit	Special attention refers to loans in arrears for more than three months or with mitigated conditions.
Normal credit	Normal credit refers to credit to borrowers whose financial condition and business results have no particular problem and which are not categorized in any of the above categories.

<Risk-Monitored Loans>

Loans to bankrupt borrowers	Loans to bankrupt borrowers are loans for which interest in arrears has not been accrued because recovery or settlement of principal or interest is unlikely due to the prolonged delay in payment of principal or interest (which hereafter shall be called "non-accrual loans") and whose borrowers are legally bankrupt (defined below), excluding the amount of write-offs. 1. Borrowers that have applied for commencement of company or financial institution reorganization procedures under the provisions of the Corporate Reorganization Law. 2. Borrowers that have applied for reorganization under the provisions of the Civil Reorganization Law. 3. Borrowers that have applied for bankruptcy under the provisions of the Bankruptcy Law. 4. Borrowers that have applied to commence special liquidation under the provisions of the Company Law. 5. Borrowers with reasons equivalent to 1. to 4. above as defined by Ministry of Finance ordinances. 6. Borrowers who have applied for commencement of legal liquidation procedures under overseas laws, corresponding to those listed above.
Past due loans	Past due loans refer to non-accrual loans except those for which concessions on payment of interest were made in order to assist the reorganization of bankrupt companies and loans to them.
Loans overdue for three months or more	Loans overdue for three months or more refers to those loans, excluding loans to bankrupt companies and past due loans for which principal or interest remains unpaid for at least three months.
Restructured loans	Restructured loans refer to those loans, excluding loans to bankrupt companies, past due loans and loans overdue for three months or more for which agreement was made to provide reduction of a moratorium on interest payments, or concessions in the borrower's favor on interest or principal payments or to waive claims for the purpose of assisting the reconstruction of insolvent borrowers.

<Differences Between Disclosed Claims under the Financial Reconstruction Law and Risk-Monitored Loans>

- Disclosed Claims
  - Disclosure: Loans and other claims equivalent thereof (foreign exchange, acceptances and guarantees, suspense payments, as well as loaned securities that require notation [limited to only those subject to a usage and lending or lending agreement], etc.).
  - Disclosed: By borrower (by loan for substandard credit)
- Risk-Monitored Loans
  - Disclosure: Loans only
  - Disclosed: By loan

0181

Risk Management

1. Integrated Risk Management System

Risk Management System

Credit risk, market risk and operational risk are managed by the controlling divisions and the Executive Officers by risk category. The Operational Risk Management Division integratively manages different types of operational risks managed by the Operations Management Division, IT Management Division and Legal & Compliance Division.
The Integrated Risk Management Division controls the integrated risk management across the Bank. The Head of the Integrated Risk Management Group is responsible for integrated management of each risk management division and the overall risk management of the Group.

Risk Management Structure


Office of Chief Executive (OCE)
Head of Integrated Risk Management Group
Executive Officer Responsible
Chief Credit Risk Officer (CCRO)
Chief Market Risk Officer (CMRO)
Executive Officer Responsible
Integrated Risk Management Division
Credit Risk Management Division
Market Risk Management Division
Operational Risk Management Division

Economic Capital Management

One of the frameworks to manage risks and maintain adequate capital is the management of economic capital. Economic capital is the amount of capital reserved for unexpected losses which is estimated based on a confidence level and holding period specified by the Board of Directors. Aozora Bank estimates the economic capital for the major risks, i.e., credit, market and operational risks, using the following various methodologies:

Our approach for measuring the economic capital of credit risk is based on the concept of unexpected loss (Credit Value at Risk). We begin with migration results of PD (Probability of Default) rates based on our internal ratings transition analyses, recovery rates of LGD (Loss Given Default) by collateral type and default correlations, then we calculate the required economic capital for credit risk with a confidence level of 99.9% and one-year holding period.

For measuring the economic capital of market risk, we employ a VaR approach. The economic capital is estimated with a confidence level of 99.9% and the following holding period, depending on the business characteristics and liquidity of the asset:

• Trading	10 days
• ALM	21 or 60 days
• Investments	21 to 250 days

We estimate the economic capital for operational risk, based on both a Basel II operational risk measurement approach and a loss distribution approach. Among the operational risk measurement approaches under Basel II requirements, we adopt the Basic Indicator Approach in which a fixed percentage of gross income is set aside for economic capital. Under the loss distribution approach, we estimate the economic capital for operational risk by inferring the frequency and severity of loss events based on the actual loss data and scenarios assuming potential risk events. In this approach, we estimate the economic capital with a confidence level of 99.9% for one-year holding period.

We compare the economic capital amounts calculated by those two approaches and set aside the reserve amount equivalent to the larger one, out of the Bank's capital, i.e. resources for capital allocation.

Economic Capital Allocation

Economic capital is allocated to individual business groups according to their risk tolerance and expected income with the goal of improving the profitability and efficiency of the Bank as a whole.

After initially setting aside the amount of capital for operational risk and provisions for unknown risk, etc., the Board of Directors then allocates economic capital in line with the requirements of the corporate and business strategies of each business group.

Business groups are responsible for conducting operations within their economic capital allocation. The usage of capital by each business group is reported to senior management monthly.

0182

2. Credit Risk Management

Credit risk represents the possibility that the Bank may suffer losses from the impairment of the value of its assets, including off-balance sheet transactions, due to financial deterioration of customers. At Aozora we strive to accurately identify, measure and price credit risk in order to offer successful financing solutions to our clients, and to safeguard our own balance sheet against potentially problematic credit risk.

Our approach to managing credit risk is both at the transaction level, and at the portfolio level. At the transaction level we place emphasis on strict credit screening and ex post facto management, and focus on eliminating credit risk concentration at the portfolio level, in order to maintain sound asset portfolio of Aozora Group including consolidated subsidiaries. The Group's credit portfolio is carefully monitored and reported to the Board of Directors and the Management Committee on a regular basis.

(1) Approval Authority

Credit transactions

All credit transactions, composed mainly of loan transactions, are approved under authority of the Credit Committee consisting of the Representative Directors and the Head of Integrated Risk Management Group etc. Authority flows from the Credit Committee to the Chief Credit Risk Officer who has authority to re-delegate to individuals in credit divisions or business divisions based on their experience and ability.

Investment transactions

Approval authority for investment transactions composed mainly of equities and fund investments resides with the Investment Committee consisting of the Representative Directors and the Head of Integrated Risk Management Group etc. The Investment Committee delegates part of its authority to CMRO and SMEOs in charge.


Board of Directors
Management Committee
Risk Policy Committee
Credit Committee
Investment Committee
New Business/Product Committee
Suitability Committee
Head of Integrated Risk Management Group
Integrated Risk Management Division Executive Officer Responsible
Chief Credit Risk Officer (CCRO)
Chief Market Risk Officer (CMRO)
Operational Risk Management Division Executive Officer Responsible
Chief Technology Officer (CTO)
Chief Financial Officer (CFO)
Integrated Risk Management Division
Undertakes integrated risk management based on consistently uniform measurement techniques for all types of risk
Credit Division I
Credit Division II
Workout Division
Credit Risk Management Division
Market Risk Management Division
Evaluates potential investments and investment therein
Analyzes portfolio
Verifies pricing model
Estimates parameters
Operational Risk Management Division
Controls operational risks
Credit Examination Division
Examines credit and reviews credit ratings
Financial Control Division
Financial Management Division
Allocates capital and its limits
Monitors profit and ROE
Marketing divisions and investment sections

0183

(2) Credit Rating System

Credit rating is subject to review on a regular basis with the updated financial results of our clients and as appropriate where changes are identified in credit quality of the clients.

Analysts in business units recommend rating at the inception of a credit relationship. The rating recommendations are approved by our Credit Divisions. Further, the Credit Examination Division has the ultimate authority to perform examinations of ratings on a regular or as-needed basis and to give necessary amendments.

The Bank performs examinations of the credit rating system through benchmarking (comparative verification of our ratings with those assigned by external agencies or external models) and back-testing (assessment of significance of credit rating system based on past default). The results of the examination are reported to the Management Committee on a regular basis.

Borrower Rating

Our credit evaluation produces ratings for each borrower which implies a certain level of default probability. The rating process is determined by a qualitative and quantitative evaluation of each of the borrowers.

Facility Rating

Credit transactions also receive facility ratings which connote collectability with collateral and/or guarantee, so that the Bank is able to assess their risk/return profile and quantify credit risks. Our analysis of collateral-dependent loans includes evaluating values in stressed scenarios, and we recognize the credit mitigation effect of collateral while taking into consideration the level of correlation between default risk and collateral values. We assign guarantors internal ratings to recognize the credit risk mitigation effect by replacing the credit quality of the obligors with that of the guarantors.

Structured Finance Rating

A structured finance rating is assigned to without-recourse transactions including securitization transactions represented by real estate non-recourse loans, CMBS, securitization of monetary claims and structured bonds tranched into senior/junior structure, by ranking the degree of incurring loss.

Utilization of Credit Ratings

At Aozora, credit ratings are utilized as one of the integral components of an approval system related to credit assessment, interest rate spread etc. They are also used to operate the Bank's self-assessments and employed as benchmarks to quantify credit risks.

(3) Quantification of Credit Risk

We regard understanding the exposures associated with credit risks of our customers and their groups as a starting point for credit risk management, and centrally grasp and manage all assets with credit risks such as loans, securities, equities, funds, securitized transactions and off-balance sheet transactions (including commitment line, derivative transactions etc.)

As to derivative transactions, we employ the current exposure approach and manage the exposure by setting a credit line for each related party.

In portfolio management, unexpected loss is calculated and analyzed on a monthly basis, and the comparisons between the derived unexpected loss and allocated capital are regularly reported to the Board of Directors and Management Committee.

The Bank's internal model employs a holding period of 1 year and confidence interval of 99.9%, and thereby unexpected loss is measured by using parameters such as PD, LGD, intra-sector correlation, inter-sector correlation and parent-subsidiary correlation of the borrower group.

(4) Credit Portfolio Management

We put our credit portfolio under various stresses and measure the risks arising from the portfolio. To be specific, we perform empirical verification by assuming the stress-case scenario of "rising interest rate", "falling stock prices" or "declining real estate prices", and thereby examine the adequacy of the Bank's net worth through the calculation/analysis of EL and UL in the case where the stress-case scenario turns to reality.

We manage concentration risks by measuring them in terms of notional exposure and allocated capital. In some cases, such as domestic real estate, we establish additional concentration limits to control such risk.

We also control credit risks through the securitization of our assets and purchase of CDS protection after gaining understanding of the business and portfolio risk profile of the Bank and its group.

(5) Credit Examination Function

The Credit Examination Division evaluates the credit management process (borrower rating, credit extension, after-the-fact management and problem-loans management) and portfolio quality (soundness of portfolio) of the business divisions/branches, and reports the evaluation results to the Board of Directors on a quarterly basis. The system allows consistent monitoring through on-site examinations conducted at least once a year as well as daily off-site monitoring (desk monitoring).

3. Market Risk Management

Market risk is the risk of losses that arise from outright price changes in, for example, foreign exchange rates, interest rates, stock prices and other market prices. Aozora Bank performs a comprehensive analysis of the market risk affecting all assets, liabilities and off-balance transactions for the trading and banking businesses, documents handling products, utilizing risk management methods and market price valuation methods, and thereby manages market risk appropriately.

(1) Procedures for Market Risk Management

The Board of Directors and the Management Committee decide the economic capital allocation for the entire Aozora Group and for each business unit and division as front offices commensurate with market risk exposure, set market risk and loss limits in accordance with the capital allocation.

The usage of, and compliance with, those limits are centrally monitored by the Market Risk Management Division which is independent from the front offices in terms of organization and human resources. The Market Risk Management Division monitors the market risk and profit/loss (P/L) for the trading businesses daily and for the banking businesses daily or weekly, and reports directly to the Chief Market Risk Officer and the Senior Managing Executive Officers in charge of the front offices, to the ALCO monthly, and to the Board of Directors quarterly.

Market Risk Management System


Board of Directors
Management Committee
Capital and limits allocation
Authority delegation
Authority delegation
Capital and risk management methodology
Capital, risk and P/L reporting
Authority delegation
Investment Committee
Asset and Liability Committee
Risk and P/L reporting
Middle Office
Setting of market risk management policy
Risk Policy Committee
Back Office
Authorization to individual investments
Sources and Uses Plan
ALM Operations Guidelines
Risk and P/L monitoring
Setting of market risk management policy
Transactions confirmation
Front Office

(2) Overview of Market Risk Measurement Methods

Aozora Bank uses VaR to quantify the market risk for the trading and banking businesses and as a basis for setting market risk limits and for monitoring the risk.

VaR is a statistical measure of estimated maximum losses that could arise for a defined period at a given confidence level. VaR serves as a common standard of measurement to estimate maximum losses that could arise as a result of fluctuations in risk factors such as interest rates, stock prices and exchange rates.

The VaR for the linear risk of interest rates, foreign exchange rates and stock prices is calculated with the internal model utilizing the variance-covariance method reflecting correlation effect among risk factors. The VaR for nonlinear risk, credit derivatives and funds are calculated with the delta-plus method, the internal model based on past data, and the estimated price volatilities from historical data, respectively.

Interest rate risk in the banking book is measured in such a way that the interest due date under contract for each transaction is recognized as the maturity date, and that no prepayment is assumed. Also, the interest rate risk for "core deposits" (liquid deposits which are to remain in a bank for a long time without withdrawal) is calculated by setting the maturity of 5 years at the maximum (2.5 years on average) for the minimum amount, in the past 1 year, of the three following criteria: (1) the minimum balance over the past 5 years, (2) the balance derived by subtracting from the current balance the largest annual outflow over the past 5 years, and (3) 50% of the current balance.

VaR for the Entire Bank

1. March 31, 2007

(Billions of Yen)

	Interest rates	Equity	Forex	Funds and others	Total
Trading	0.2	0.0	0.1	0.1	0.2
Banking	1.6	1.5	0.0	2.0	3.8
Total	1.6	1.5	0.1	2.1	3.9

Notes: 1. "Funds and others" includes hedge funds, REITs and credit derivatives.
2. The above figures are based on a 1-day holding period and a 99% confidence Level.
3. The figures for total VaR do not represent the sum of individual components, due to correlations.

2. FY 2006

(Billions of Yen)

	Average	Maximum	Minimum	March 2007
Trading	0.2	0.3	0.1	0.2
Banking	3.7	4.4	3.3	3.8

Interest Rate Risk in the Banking Book (as of March 2007)

P/L Impact of Interest Rate Shock	¥27.5 billion
Outlier Ratio (Ratio to Tier I and Tier II)	3.4%

Note: Interest rate shock is defined as the 99th percentile of the interest rate movement distribution based on a 1-year holding period observed during the past 5 years.

(3) Back Testing

Aozora Bank conducts back testing to verify the reliability of VaR by comparing daily computed VaR with daily gains or losses. The following graph represents the results of the back testing for trading businesses with internal models over the 246 business days from April 1, 2006 to March 31, 2007. The actual daily losses exceeded daily VaR on three business days. This result supports the reliability of the Bank's VaR.



(4) Stress Testing

To complement VaR, Aozora Bank regularly conducts stress tests to assess the potential impacts of volatile market movements that could exceed statistical estimates. More specifically, the Bank sets stress scenarios reflecting the current positions and market situations such that the largest fluctuations in market risk factors such as interest rates, stock prices and foreign exchange rates over the past 20 years occur, and the slope of the yield curves changes. The Bank calculates the loss amount that may arise from the current positions in case such scenarios are realized, and reports the results to the ALCO.

(5) Amount of Regulatory Capital for Market Risk

In the calculation of the capital adequacy ratio as of March 31, 2007, the regulatory capital for market risk and its breakdown are as follows:

(Millions of Yen)

Standardized Approach	1,906
Interest Rate Risk	877
Equity Risk	0
Foreign Exchange Risk	17
Commodities Risk	20
Options Transactions	991
Internal Models Approach	1,275
Total	3,181

Note: The calculation methods are as follows:
1. Internal Model Approach
general market risk for the linear risk portion of interest rates, foreign exchange (major currencies), equity and CDS trading
2. Standardized Approach
General market risk not applicable to the internal model and specific risk for CDS trading

(6) Market Risk Management of Funds

Aozora Bank invests in hedge funds, real estate investment trusts (REITs), etc., to secure a stable stream of revenues by diversifying and controlling risk. The Bank sets VaR and loss limits for the market risk associated with those investment activities. Their risk is managed by the same method as trading and banking positions. Their risk and P/L are reported to management periodically.

Especially for hedge fund investments, the Bank has implemented robust risk management measures; setting the appropriate target portfolio by the Investment Committee; approving an investment in each fund by the Investment Committee after the fulfillment of around 20 minimum required qualifications and the fund composition limits according to the liquidity and share, and after the thorough due-diligence by using the check-list; reviewing each fund through periodical interviews with fund managers after investments; making multidimensional analysis of risk and performance for the fund

portfolio; reporting the result of the review and analysis to the Investment Committee for discussion.

(7) Market Liquidity Risk Management

Market liquidity risk is the risk of losses caused by the inability to close the position or to secure the market transaction at a reasonable price as a result of market turbulence. The Market Risk Management Division monitors the Bank's position relative to market size to ensure that the position does not become excessive.

(8) Funding Liquidity Risk Management

The Financial Management Division centrally monitors the funding liquidity risk of yen- and foreign-currency-denominated funds and ensures that the Bank's funding capabilities are sufficient to meet its contractual obligations for a sufficient period even under a predetermined stress scenario. The Financial Management Division also ensures that the Bank's capabilities are sufficient to meet additional collateral requirements resulting from a credit crisis by holding a sufficient level of securities with high liquidity. The Board of Directors and other management bodies approve the Sources and Uses Plan on a monthly and annual basis. The Financial Management Division reports liquidity status directly to the Bank's senior management on a daily basis.

4. Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events.

The Bank fully appreciates the importance of operational risk and appropriately manages the risk in compliance with the Risk Management Policies, approved by the Board of Directors.

The Risk Management Policies are set for both the integrated and specific risk, including operations risk, systems risk, relevant legal and compliance risk, human resource risk, new business/product and crisis management. As shown in the chart below, the Bank has established the organizational units responsible for each type of operational risk, as well as the Operational Risk Management Division which is in charge of controlling operational risks in an integrated way, such as measurement of risks, etc.


Board of Directors
Internal Audit Division
Reports
Management Committee
Reports
Risk status
Risk mitigation measures
Operations errors
Policy/Procedure violations
Complaints
System failure
Instructions
Authority delegation
Reports
New Business/Product Committee
Suitability Committee
Executive Officer in charge
Operational Risk Management Division
Risk quantification
Chief Technology Officer
Operations Management Division
IT Management Division
Crisis Management Division
Operations risk
System risk
Physical damage
Disaster risk (includes human factor)
General Counsel
Legal and Compliance Division
Legal and compliance risk
Executive Officer in charge
Human Resources Division
Human Resource Risk
Process auditing
Function:
Integrated management for operational risk
· Conduct of control self assessment, and risk mapping
· Risk mitigation measures etc.
Operations errors report
System failure
Physical damage report
Complaints report (Customer Service Center)
Policy/Procedure violation report
Proposal
All divisions and subsidiaries

0187

(1) Integrated Management for Operational Risk

The Bank manages the operations risk, systems risk and other operational risks through common methods and indicators.

Actual loss arising from operations errors, violations of regulations/laws, systems troubles, disasters/accidents, damage to tangible assets and external fraudulent acts are monitored by each risk management division. Those loss occurrences are gathered and aggregated by the Operational Risk Management Division. Any significant loss events must be individually reported to the management according to policies.

Potential risks are identified and assessed by conducting Risk Mapping and Control Self Assessment (CSA). Risk Mapping is an approach in which all of headquarters assess the risk management robustness within the Group, and identify the risks and to which extent risk management could be insufficient for the risk exposed.

CSA is conducted in all operational units including business divisions and branches to identify the material risks. The initial phase has been implemented since the last fiscal year, covering consolidated subsidiaries.

For those risks identified through Risk Mapping and CSA, the mitigation measures are evaluated and scenarios are developed for such risks.

The Bank's operational risk amount is estimated by running internal model simulations, based on the Bank's loss events and the adopted scenarios. The Bank sets aside the larger of the capital calculated above or Basel II regulatory capital. The Bank's operational risk profile is assessed semiannually and reported to management.

(2) Operations Risk Management

Aozora Bank has documented the administrative procedures and manuals tailored to each business operation, with the aim of enhancing the reliability of routine procedures, and the Operations Management Division that is independent from the Business division handles the operations risks. The division is also tasked with building an effective administration system by providing guidance on specific processes and holding seminars, in addition to analyzing the volume of office work and reviewing organizational arrangements. The Bank aims to mitigate human error arising from administrative processes by continuously reviewing and implementing further automation, systemization and centralization of routine procedures.

(3) Systems Risk Management

Aozora Bank recognizes that systems risk control is the company-wide issue to be addressed proactively by the management, documents a set of guidelines and rules for systems risk management and is making every effort to protect the systems from a wide range of disasters, obstacles or external attacks for its stable operation.

Systems development section and systems operation section have been clearly separated to ensure the mutual checking system.

In addition, in 2005, the Bank introduced Mac terminals as business terminals, adopting the thin client system (system in which data is stored and managed centrally in the server without retaining them in the hard disk of each terminal) and user authentication using IC cards to improve the system security.

(4) Management of Other Types of Operational Risk

We are committed to proper management of other main operational risks than operations risk and systems risk.

The Bank mitigates its human resource risk by clarifying the definition and management policy in the Risk Management Master Policies and reflecting them in the Bank's human resource operations and training programs as well as monitoring the status of human risk profile.

As for tangible assets risk, the outstanding balance of the assets is monitored and controlled adequately, and the efforts are made to prevent a realization of the impairment risk through implementing disaster/crime prevention measures.

(5) Business Continuity and Crisis Management

One of the components of the management of operational risk is addressing the risk of potential disruption to normal business operations due to exceptional events that may impact facilities, systems, infrastructure, human resources and the like. Business Continuity Management (BCM) identifies the potential impact of events that threaten the organization and provides the framework for building resilience together with capabilities for an effective response to disruptive events. The objective of business continuity planning is to define the parameters for prevention of severe losses due to disruptive events and provide a baseline to continue at least the minimal level of critical business operations between the disruption and return to business as usual.

The Crisis Management Division is responsible for defining the disruptive events, potential impacts and assumptions to be made and for providing all business groups with standard procedures of continuity planning. During a crisis (natural disasters, major infrastructure outages or the like) the Crisis Management Division will establish and operate the Command Center. Under the Command Center operations, Representative Directors have the sole decision making authority. The role of the Crisis Management Division is to execute those decisions made and coordinate the activation of the recovery and business continuity plans that were developed. All internal and external communications will be centrally managed and logged for post event assessment. With return to normal operations, the Crisis Management Division will report the actions taken in response to the event and the lessons learnt from the experience including the estimate of losses incurred. By evaluating the effectiveness of the plans and identifying the weaknesses where plans could not adequately meet the response and recovery requirements of the situation, necessary improvements to the plans will be made following the return to normal operations. The Crisis Management Division is responsible to ensure that the plans are kept up-to-date accordingly.

5. Legal and Compliance Risk Management

(1) Master Policy on Legal and Compliance

The Bank has conducted a comprehensive review and updated all of its Risk Management Policies and Procedures to ensure regulatory compliance with the Japanese authorities as well as adherence with internal requirements, on November 2006. The Bank is striving to foster a corporate culture at all levels throughout the enterprise, which places a high priority on the achievement of implementing global best practice. The Audit and Compliance Committee reviews the status of appropriateness in compliance, audit and accounting and reports to the Board of Directors.

The Bank has developed a Master Policy for Legal and Compliance, which establishes a framework to evaluate and minimize the Bank's risk with regard to a wide variety of laws and regulations that affect virtually all business areas of the Bank. In addition to high-level policies, detailed procedures for dozens of risk areas have been updated. The Compliance Program, updated and approved by the Board of Directors annually, specifies action programs and compliance standards. Master policies are envisioned to remain in effect for a longer period whereas procedures and operating manuals may need to be reconsidered on a more mobile basis.

Legal and Compliance System


Chairman
Whistle Blower Hotline Program
Audit and Compliance Committee
Internal Audit
Credit Examination
Risk Management
General Counsel
General Manager Legal and Compliance Division
Bank Employees
Anti-Money-Laundering Monitoring
Compliance Leaders in Branches and Offices
Legal Department
Complaints and Inquiries

0189

(2) Compliance Organization and System

Primary responsibility for supervising legal and compliance issues at the Bank rests with the Legal and Compliance Division, which is supervised by the General Counsel. The division develops and improves compliance systems and conducts compliance checks on relevant legal issues. The division provides internal legal consulting services, including the review and authorization of contracts, and is also responsible for formulating, monitoring and revising internal regulations.

Each division and branch has a compliance leader, who is responsible for providing consultation services, carrying out compliance checks and increasing the awareness of compliance-related issues.

As part of the program to build a fair and honest corporate culture, the Bank has taken two major initiatives. These are (1) a Hotline Whistleblower Program which allows employees to report possible employee violations of policies and procedures directly with directors and corporate auditors, and (2) the use of e-mail questionnaires to staff enables the Legal and Compliance Division to independently communicate with employees on compliance issues. To maintain and enhance corporate identity across the entire Aozora Bank Group, the Bank is working to develop an integrated compliance system covering all of its affiliates through such measures as the establishment of an information sharing system on compliance issues.

(3) Compliance Training and Awareness Program

Training programs for compliance leaders and internal administrators, which make use of independent experts in the field, are conducted semiannually to ensure a thorough understanding of key compliance issues. Consequently, all directors and employees throughout the Bank gain a thorough understanding of current compliance topics.

The Bank has a wide variety of compliance training opportunities that it offers to new employees and newly appointed department heads, as well as a number of training programs which intend to raise the knowledge of the employee and promote a greater awareness of the importance of compliance throughout the Bank.

(4) Anti-Money-Laundering and Anti-Terrorism-Financing Policy

Aozora Bank has formulated Policies and Procedures for the Prevention of Money Laundering and the Financing of Terrorism, etc., which contain guidelines for conducting proper customer identification, the monitoring of account activity and the reporting of suspicious transactions, to prevent money laundering and terrorist financing.

To prevent illegal use of accounts, the Legal and Compliance Division has enhanced verification procedures for opening accounts for non face-to-face transactions with additional customer identification procedures and has started monitoring customer accounts activity through filtering transactions on an exceptional basis including wire transfers and cash with certain parameters.

The Legal and Compliance Division supervises the Bank's anti-money-laundering and anti-terrorist-financing program. The division conducts extensive training of new hires, and client contact staff in corporate and retails divisions in the Bank.

(5) Legal Risk Management

The Legal and Compliance Division is responsible for managing the potential legal risks of the Bank and its subsidiaries. To protect the various stakeholders, including the shareholders and customers, the Bank utilizes internal staff as well as external international and Japanese law firms to ensure the Bank is adhering to legal regulatory requirements, like Japan's Financial Services Agency, the Bank of Japan, the Securities Exchange Commission, among others, and internal policies and procedures. To avoid or identify potential lawsuits or other disputes, the Bank takes a proactive approach by training staff to be knowledgeable of and sensitive to the full range of the Bank's legal responsibilities and manages appropriate responses.

(6) Each Employee's Pledge to an Ethical Code of Conduct

Aozora Bank establishes guidelines in an Ethical Code of Conduct for all of its employees. Our employees sign these guidelines when they have read and understood them, and this serves to enhance their awareness during business operations.

8. Customer Protection Management

The Bank is striving for customers' convenience and for improvement in services. In addition, the Bank is concentrating on the appropriate and continuous measures taken in customer protection. The Bank is engaged in the following activities in order to ensure that customers can have peace of mind in their transactions with us.

(1) Provision of Products Suited to Our Customers

The Bank has established a Suitability Committee, which promotes the compliance with and the execution of suitability rules for the sale of financial products, and the Bank's responsibility to provide suitable explanations of our products.

The Bank has established a Financial Products Solicitation Policy, and has disclosed and implemented related compliance matters.

(2) Customer inquiries, consultation, and requests

About Customer's Inquiry, consultation, and demand, an individual and a corporation marketing specialist hear, and also it has heard also at the "customer service room" and employs in offer of goods or service, protection of customer information, etc. efficiently positively.

(3) Protection of customer information and customer accounts

With the trust of our customers in mind, the Bank fully complies with legal regulations and policies for the protection of personal information, and is continuously looking to improve the safety of our information management, and the protection of the accuracy and confidentiality of information.

Aozora Bank is dedicated to preventing the misuse of customer accounts through the employment of rigid customer identification measures, or through customer notifications, warning of such things as electronic transfer fraud. Aozora Bank prevents the spread of such damage by limiting the amount of withdrawals per day upon the customer's request. In case a customer suffers such damage, the Bank will compensate based upon investigations under the Depositor Protection Law and Rules for the Aozora ATM card.

(4) Secure the accuracy of outsourced tasks

When processing a transaction with a customer, the intention is to perform a quick and exact process, and a part of the processing may be entrusted to an outside company. In such cases, the Bank takes all possible measures toward the protection of customer information, including the correspondence with the customer, by carefully screening the company which it outsources, and managing the tasks performed.

In addition to the activities set out above, Aozora Bank is dedicated to the protection of customers through strict compliance with legal regulations, and through the enhancement of our employees' awareness of compliance in all of our daily business activities.

7. New Business and New Products

New products or business need prior approval from the New Business/Product Committee and the Suitability Committee. The New Business/Product Committee examines all related risks, investment costs and net profitability. The Suitability Committee ensures the suitability of the new business or product for the target customers.

Internal Audit Policy

Our Internal Audit Division examines and evaluates whether our internal control system functions properly and effectively from a standpoint independent of all the operating units. The purpose of an audit is to verify effectiveness/efficiency of operations, risk management, compliance and reliability of financial statements. All activities and entities of the Aozora Group fall within the scope of the Internal Audit.

Our Internal Audit Division conducts internal audits along with the Audit Plan, approved by the Board of Directors in each fiscal year. In formulating the Audit Plan, we consider frequency and intensity of the audit depending on the type and degree of inherent risk within each business unit and status of internal controls. We focus audit efforts particularly on operating units with largely diversified risks, new businesses, or significant changes in their organizational structure or operational systems.

We report audit results to the Management Committee monthly and a Summary of the Audit to the Audit Compliance Committee and the Board of Directors semiannually, respectively, providing an independent assessment to the internal control system.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed new audit methodologies. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information System Auditor. In addition, we work with external auditors to further enhance our audit standards and capabilities.

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets (Unaudited)

Aozora Bank, Ltd.
March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars
ASSETS	2007	2006	2007
Cash and cash equivalents	¥ 38,192	¥ 303,849	$ 323,448
Deposits with banks	59,312	49,644	502,311
Call loans and bills bought	178,826	216,164	1,514,453
Receivables under securities borrowing transactions	281,914	300,370	2,387,486
Monetary claims bought	84,056	53,537	711,860
Trading assets	67,519	93,886	571,813
Money held in trust	9,203	6,306	77,945
Securities	2,332,881	1,797,623	19,756,786
Loans and bills discounted	3,362,528	3,025,391	28,476,701
Foreign exchanges	8,583	8,978	72,691
Other assets	111,367	156,782	943,155
Premises and equipment	22,776	27,843	192,889
Deferred tax assets	28,382	27,122	240,362
Customers' liabilities for acceptances and guarantees	35,621	19,412	301,672
Reserve for possible loan losses	(62,275)	(81,708)	(527,403)
TOTAL	¥6,558,891	¥6,005,204	$55,546,169

	Millions of Yen		Thousands of U.S. Dollars
LIABILITIES AND EQUITY	2007	2006	2007
LIABILITIES:			
Deposits	¥3,252,145	¥3,211,709	$27,541,885
Debentures	1,454,525	1,064,331	12,318,137
Call money and bills sold	313,213	384,523	2,652,556
Payables under repurchase agreements	33,734	49,788	285,695
Payables under securities lending transactions	146,248	206,654	1,238,550
Trading liabilities	64,506	104,908	546,292
Borrowed money	223,700	85,300	1,894,478
Foreign exchanges	1	2	9
Corporate bonds	99,967		846,608
Other liabilities	129,279	140,647	1,094,848
Liability for employees' retirement benefits	15,989	15,539	135,415
Reserve for credit losses on off-balance-sheet instruments	1,421	1,940	12,034
Acceptances and guarantees	35,621	19,412	301,672
Total liabilities	5,770,354	5,284,756	48,868,179
EQUITY:			
Capital stock			
Common stock	252,465	147,745	2,138,089
Preferred stock	167,315	272,036	1,416,969
Capital surplus	33,333	33,333	282,295
Retained earnings			
Legal reserve	4,844	3,646	41,027
Unappropriated	339,751	264,768	2,877,295
Net unrealized loss on available-for-sale securities	(6,793)	(1,081)	(57,533)
Net deferred loss on derivatives under hedge accounting	(2,378)		(20,147)
Treasury stock—at cost	(0)	(0)	(5)
Total equity	788,537	720,447	6,677,990
TOTAL	¥6,558,891	¥6,005,204	$55,546,169

Note: The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118.08 to $1.00, the approximate rate of exchange at March 30, 2007.

0192

Non-Consolidated Statements of Income (Unaudited)

Aozora Bank, Ltd.

Years Ended March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
INCOME:			
Interest income:			
Interest on loans and bills discounted	¥ 58,157	¥ 45,815	$ 492,522
Interest and dividends on securities	43,038	29,559	364,486
Interest on deposits with banks	1,921	1,043	16,269
Other interest income	5,738	12,286	48,598
Fees and commissions	14,250	14,817	120,686
Trading profits	5,428	8,219	45,971
Other operating income	51,442	43,497	435,657
Other income	28,298	57,224	239,658
Total income	208,275	212,463	1,763,847
EXPENSES:			
Interest expenses:			
Interest on deposits	15,487	8,514	131,160
Interest on debentures	8,393	3,962	71,086
Interest on borrowings	7,666	4,492	64,927
Other interest expenses	33,926	19,167	287,321
Fees and commissions	1,661	1,276	14,075
Trading losses		453	
Other operating expenses	5,185	9,137	43,911
General and administrative expenses	48,309	46,426	409,128
Other expenses	6,808	10,856	57,660
Total expenses	127,439	104,287	1,079,268
INCOME BEFORE INCOME TAXES	80,835	108,175	684,579
INCOME TAXES:			
Current	(73)	122	(618)
Deferred	(1,260)	(11,867)	(10,671)
Total income taxes	(1,333)	(11,744)	(11,289)
NET INCOME	¥ 82,168	¥119,920	$ 695,868

	Yen		U.S. Dollars
	2007	2006	2007
PER SHARE INFORMATION:			
Basic net income per share of common stock	¥53.03	¥82.15	$0.45
Diluted net income per share of common stock	38.83	56.68	0.33
Cash dividends applicable to the year:			
Class A Series 4 preferred stock	10.00	5.00	0.08
Class C Series 5 preferred stock	7.44	3.72	0.06
Common stock	1.78	0.89	0.02

Notes: 1. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118.08 to $1.00, the appropriate rate of exchange at March 30,2007.

2. Basic and diluted net income per share of common stock are retroactively adjusted for stock splits or reverse stock splits.

0193

Non-Consolidated Statements of Changes in Equity (Unaudited)

Aozora Bank, Ltd.
Years Ended March 31, 2007 and 2006

	Thousands		Millions of Yen								
	Outstanding Number of Shares										
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings—Legal reserve	Retained Earnings—Unappropriated	Net Unrealized Gain (Loss) on Available-for-sale Securities	Net Deferred Loss on Derivatives under Hedge Accounting	Treasury Stock—at Cost	Total Equity
BALANCE, APRIL 1, 2005	2,834,870	914,811	¥147,745	¥ 272,036	¥33,333	¥2,449	¥152,033	¥ 1,927		¥(0)	¥609,524
Net income							119,920				119,920
Cash dividends						1,197	(7,185)				(5,987)
Net change in the year								(3,008)			(3,009)
BALANCE, MARCH 31, 2006	2,834,870	914,811	¥147,745	¥ 272,036	¥33,333	¥3,646	¥264,768	¥(1,081)		¥(0)	¥720,447
Net income							82,158				82,158
Cash dividends						1,197	(7,185)				(5,987)
Reverse stock split	(1,417,435)	(457,405)									
Conversion of preferred stock into common stock	232,712	(174,534)	104,720	(104,720)							
Purchase of treasury stock	(1)									(0)	(0)
Net change in the year								(5,711)	¥(2,378)		(8,090)
BALANCE, MARCH 31, 2007	1,650,145	282,871	¥252,465	¥ 167,315	¥33,333	¥4,844	¥339,751	¥(6,793)	¥(2,378)	¥(0)	¥788,537

	Thousands of U.S. Dollars								
	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings—Legal reserve	Retained Earnings—Unappropriated	Net Deferred Gain (Loss) on Available-for-sale Securities	Net Unrealized Loss on Derivatives under Hedge Accounting	Treasury Stock—at Cost	Total Equity
BALANCE, MARCH 31, 2006	$1,251,229	$2,303,829	$282,295	$30,885	$2,242,278	$ (9,164)		$(0)	$6,101,352
Net income					695,868				695,868
Cash dividends				10,142	(60,851)				(50,709)
Conversion of preferred stock into common stock	886,860	(886,860)							
Purchase of treasury stock								(5)	(5)
Net change in the year						(48,369)	$(20,147)		(68,516)
BALANCE, MARCH 31, 2007	$2,138,089	$1,416,969	$282,295	$41,027	$2,877,295	$(57,533)	$(20,147)	$(5)	$6,677,990

Note: The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118.08 to $1.00, the approximate rate of exchange at March 30, 2007.

0194

Income Analysis (Non-Consolidated)

Net Revenue, Business Profit

(Millions of Yen)

	2007			2006		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net interest income	**43,423**	**40,943**	**2,479**	**52,581**	**47,487**	**5,093**
Interest income	108,855	66,753 [3,872]	45,974	88,704	59,539 [1,563]	30,728
Interest expenses	65,431	25,809	43,494 [3,872]	36,123	12,052	25,634 [1,563]
Net fees and commissions	**12,588**	**11,419**	**1,168**	**13,541**	**11,996**	**1,544**
Fees and commissions (income)	14,250	12,281	1,969	14,817	12,794	2,022
Fees and commissions (expenses)	1,661	861	800	1,276	798	477
Net trading revenues	**5,428**	**(12,143)**	**17,571**	**7,765**	**22,497**	**(14,731)**
Trading profits	5,428	(12,143)	17,571	8,219	22,971	(14,752)
Trading losses	—	—	—	453	474	(20)
Net other operating income	**46,256**	**21,864**	**24,392**	**34,359**	**14,423**	**19,936**
Other operating income	51,442	25,575	25,867	43,497	22,189	21,307
Other operating expenses	5,185	3,710	1,474	9,137	7,766	1,371
Net revenue	**107,697**	**62,084**	**45,612**	**108,248**	**96,405**	**11,843**
Net revenue ratio (%)	**1.78**	**1.10**	**4.07**	**2.26**	**2.20**	**1.38**
Business profit	**61,252**	**—**	**—**	**64,037**	**—**	**—**

Notes: 1. Domestic operations include yen-denominated transactions by domestic offices, while international operations include foreign-currency-denominated transactions by domestic offices and transactions by overseas offices. Yen-denominated nonresident transactions and Japan offshore banking accounts are included under international operations.

2. Interest expenses are shown after deduction of amounts equivalent to interest expenses on money held in trust (¥42 million for the fiscal year ended March 31, 2007, and ¥13 million for the fiscal year ended March 31, 2006).

3. Figures in brackets [ ] indicate interest received/paid as a result of interdepartmental lending and borrowing activities between domestic and international operations.

4. $\text{Net revenue ratio} = \frac{\text{net revenue}}{\text{average balance of interest-bearing assets}} \times 100$

5. Business profit is calculated by deducting the net provision to general loan-loss reserve, and general and administrative expenses from net revenue.

Ratios

(%)

	2007	2006
Operating profits to total assets	1.00	1.22
Operating profits to total equity	8.21	9.13
Net income to total assets	1.33	2.41
Net income to total equity	10.89	18.03

Notes: 1. Return on assets, as calculated using operating profits or net income $= \frac{\text{operating profits or net income}}{\text{(average balance of total assets – customers' liabilities for acceptances and guarantees)}} \times 100$

2. Return on equity, as calculated using operating profits or net income $= \frac{\text{operating profits or net income}}{\text{(equity, beginning of year + equity, end of year)} \div 2} \times 100$

Yield on Interest-Earning Assets, Interest Rate on Interest-Bearing Liabilities, Net Yield/Interest Rate

(%)

	2007			2006		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Yield on interest-earning assets	1.80	1.18	4.10	1.85	1.36	3.58
Interest rate on interest-bearing liabilities	2.13	1.41	4.35	1.92	1.39	3.51
Net yield/interest rate	(0.33)	(0.23)	(0.25)	(0.07)	(0.03)	0.07

Average Balance of Interest-Earning Assets and Interest-Bearing Liabilities

(Millions of Yen)

		2007			2006		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Balance of interest-earning assets	Average balance	6,039,469	5,629,876	1,119,336	4,781,780	[447,471] 4,371,504	857,748
	Interest income/expense	108,855	66,753	45,974	88,704	[1,563] 59,539	30,728
	Return/rates (%)	1.80	1.18	4.10	1.85	1.36	3.58
Deposits with banks	Average balance	49,048	10,983	38,065	28,035	651	27,383
	Interest income/expense	1,921	36	1,884	1,043	0	1,043
	Return/rates (%)	3.91	0.32	4.95	3.72	0.00	3.81
Call loans	Average balance	173,677	172,539	1,137	130,247	128,527	1,719
	Interest income/expense	417	360	57	61	3	57
	Return/rates (%)	0.24	0.20	5.01	0.04	0.00	3.34
Receivables under securities borrowing transactions	Average balance	334,381	334,381	—	226,911	226,911	—
	Interest income/expense	829	829	—	27	27	—
	Return/rates (%)	0.24	0.24	—	0.01	0.01	—
Bills bought	Average balance	8,247	8,247	—	16,904	16,904	—
	Interest income/expense	3	3	—	0	0	—
	Return/rates (%)	0.03	0.03	—	0.00	0.00	—
Securities	Average balance	2,189,225	1,299,255	889,970	1,711,844	1,013,739	698,105
	Interest income/expense	43,038	7,822	35,216	29,559	5,169	24,390
	Return/rates (%)	1.96	0.60	3.95	1.72	0.50	3.49
Loans and bills discounted	Average balance	3,218,592	3,039,037	179,554	2,617,401	2,491,437	125,963
	Interest income/expense	57,736	49,248	8,488	45,753	40,614	5,139
	Return/rates (%)	1.79	1.62	4.72	1.74	1.63	4.07
Balance of interest-bearing liabilities	Average balance	5,225,885	4,853,411	1,082,217	4,147,359	3,769,730	[447,471] 825,100
	Interest income/expense	65,431	25,809	43,494	36,123	12,052	[1,563] 25,634
	Return/rates (%)	1.25	0.53	4.01	0.87	0.31	3.10
Deposits	Average balance	2,238,286	2,205,545	32,740	1,862,933	1,836,322	26,610
	Interest income/expense	12,362	11,467	895	8,287	7,699	587
	Return/rates (%)	0.55	0.51	2.73	0.44	0.41	2.20
Negotiable certificates of deposit	Average balance	916,215	916,215	—	642,576	642,576	—
	Interest income/expense	3,124	3,124	—	226	226	—
	Return/rates (%)	0.34	0.34	—	0.03	0.03	—
Debentures	Average balance	1,238,107	1,238,107	—	852,622	852,622	—
	Interest income/expense	8,393	8,393	—	3,962	3,962	—
	Return/rates (%)	0.67	0.67	—	0.46	0.46	—
Call money	Average balance	323,095	204,713	118,382	371,693	260,803	110,889
	Interest income/expense	6,917	525	6,392	4,387	39	4,348
	Return/rates (%)	2.14	0.25	5.39	1.18	0.01	3.92
Payables under repurchase agreements	Average balance	40,766	—	40,766	76,994	18,640	58,353
	Interest income/expense	2,166	—	2,166	2,181	0	2,180
	Return/rates (%)	5.31	—	5.31	2.83	0.00	3.73
Payables under securities lending transactions	Average balance	180,572	—	180,572	182,936	1,164	181,772
	Interest income/expense	7,837	—	7,837	5,904	0	5,903
	Return/rates (%)	4.34	—	4.34	3.22	0.04	3.24
Bills sold	Average balance	28,713	28,713	—	104,671	104,671	—
	Interest income/expense	15	15	—	2	2	—
	Return/rates (%)	0.05	0.05	—	0.00	0.00	—
Borrowed money	Average balance	174,471	174,471	—	57,035	57,035	—
	Interest income/expense	732	732	—	102	102	—
	Return/rates (%)	0.42	0.42	—	0.18	0.18	—
Corporate bonds	Average balance	93,698	93,698	—	—	—	—
	Interest income/expense	1,548	1,548	—	—	—	—
	Return/rates (%)	1.65	1.65	—	—	—	—

Notes: 1. Interest-earning assets are shown after deduction of the average balance of non-interest-earning deposits. Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of money held in trust and corresponding interest.

2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and overseas operations and corresponding interest income/expenses.

3. The average balance of foreign-currency-denominated transactions by domestic offices in international operations has been calculated using the daily current method.

0196

Analysis of Interest Income and Interest Expenses

(Millions of Yen)

		2007			2006		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Interest income	Volume-related increase (decrease)	23,330	17,139	9,371	8,339	2,618	11,777
	Rate-related increase (decrease)	(3,180)	(9,925)	5,873	5,050	(9,086)	8,617
	Net increase (decrease)	20,150	7,213	15,245	13,390	(6,467)	20,395
Deposits with banks	Volume-related increase (decrease)	782	0	407	3	(0)	21
	Rate-related increase (decrease)	95	35	434	579	(0)	561
	Net increase (decrease)	877	36	841	583	(0)	583
Call loans	Volume-related increase (decrease)	20	1	(19)	45	3	7
	Rate-related increase (decrease)	335	355	19	(14)	(2)	22
	Net increase (decrease)	356	356	(0)	31	1	29
Receivables under securities borrowing transactions	Volume-related increase (decrease)	13	13	—	(6)	(6)	—
	Rate-related increase (decrease)	788	788	—	(29)	(29)	—
	Net increase (decrease)	801	801	—	(35)	(35)	—
Bills bought	Volume-related increase (decrease)	(0)	(0)	—	0	0	—
	Rate-related increase (decrease)	2	2	—	0	0	—
	Net increase (decrease)	2	2	—	0	0	—
Securities	Volume-related increase (decrease)	8,243	1,455	6,703	5,521	747	9,876
	Rate-related increase (decrease)	5,235	1,197	4,122	12,719	481	7,135
	Net increase (decrease)	13,478	2,652	10,825	18,240	1,228	17,011
Loans and bills discounted	Volume-related increase (decrease)	10,509	8,926	2,186	(2,531)	(3,462)	1,829
	Rate-related increase (decrease)	1,473	(292)	1,162	(3,436)	(5,181)	847
	Net increase (decrease)	11,983	8,634	3,348	(5,968)	(8,644)	2,676
Interest expenses	Volume-related increase (decrease)	9,393	3,464	7,988	126	(791)	6,623
	Rate-related increase (decrease)	19,914	10,292	9,871	18,292	235	12,889
	Net increase (decrease)	29,308	13,757	17,859	18,418	(556)	19,512
Deposits	Volume-related increase (decrease)	1,669	1,548	135	(214)	(263)	104
	Rate-related increase (decrease)	2,405	2,219	172	519	101	363
	Net increase (decrease)	4,075	3,767	307	304	(162)	467
Negotiable certificates of deposit	Volume-related increase (decrease)	96	96	—	32	32	—
	Rate-related increase (decrease)	2,801	2,801	—	10	10	—
	Net increase (decrease)	2,897	2,897	—	43	43	—
Debentures	Volume-related increase (decrease)	1,791	1,791	—	(340)	(340)	—
	Rate-related increase (decrease)	2,640	2,640	—	160	160	—
	Net increase (decrease)	4,431	4,431	—	(179)	(179)	—
Call money	Volume-related increase (decrease)	(573)	(8)	293	5	(10)	1,783
	Rate-related increase (decrease)	3,104	494	1,750	3,747	5	1,974
	Net increase (decrease)	2,530	486	2,043	3,753	(4)	3,758
Payables under repurchase agreements	Volume-related increase (decrease)	(1,026)	(0)	(657)	(215)	(7)	1,016
	Rate-related increase (decrease)	1,011	—	642	1,954	(0)	730
	Net increase (decrease)	(15)	(0)	(14)	1,739	(7)	1,747
Payables under securities lending transactions	Volume-related increase (decrease)	(76)	(0)	(38)	787	(22)	3,241
	Rate-related increase (decrease)	2,009	—	1,972	4,276	0	1,844
	Net increase (decrease)	1,933	(0)	1,933	5,063	(22)	5,086
Bills sold	Volume-related increase (decrease)	(1)	(1)	—	0	0	—
	Rate-related increase (decrease)	15	15	—	(1)	(1)	—
	Net increase (decrease)	13	13	—	(0)	(0)	—
Commercial paper	Volume-related increase (decrease)	—	—	—	(0)	(0)	—
	Rate-related increase (decrease)	—	—	—	—	—	—
	Net increase (decrease)	—	—	—	(0)	(0)	—
Borrowed money	Volume-related increase (decrease)	211	211	—	295	295	—
	Rate-related increase (decrease)	418	418	—	(520)	(520)	—
	Net increase (decrease)	630	630	—	(225)	(225)	—
Corporate bonds	Volume-related increase (decrease)	—	—	—	—	—	—
	Rate-related increase (decrease)	1,548	1,548	—	—	—	—
	Net increase (decrease)	1,548	1,548	—	—	—	—

Note: Changes due to a combination of volume- and rate-related increases (decreases) have been included in volume-related increase (decrease).

0197

Fees and Commissions

(Millions of Yen)

	2007			2008		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net fees and commissions	**12,588**	**11,419**	**1,168**	**13,541**	**11,996**	**1,544**
Fees and commissions received	**14,250**	**12,281**	**1,969**	**14,817**	**12,794**	**2,022**
Debentures, deposits and loan operations	10,504	8,733	1,771	10,096	9,097	999
Foreign exchange operations	205	124	80	191	129	61
Securities-related operations	1,787	1,601	185	2,297	1,461	835
Agency services	1,439	1,385	53	1,397	1,345	51
Safekeeping and safe deposit box services	7	7	—	7	7	—
Guarantee operations	248	128	119	154	106	48
Others	57	298	(241)	672	647	25
Fees and commissions paid	**1,661**	**861**	**800**	**1,276**	**798**	**477**
Foreign exchange operations	76	61	15	75	60	14
Others	1,585	800	784	1,200	737	462

Trading Revenues

(Millions of Yen)

	2007			2008		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net trading revenues	**5,428**	**(12,143)**	**17,571**	**7,765**	**22,497**	**(14,731)**
Trading profits	**5,428**	**(12,143)**	**17,571**	**8,219**	**22,971**	**(14,752)**
Gains on trading securities	0	0	—	—	—	—
Gains on securities related to trading transactions	72	104	(31)	—	—	—
Gains on trading-related financial derivatives	5,355	(12,248)	17,603	8,184	22,936	(14,752)
Others	—	—	—	35	35	—
Trading losses	—	—	—	**453**	**474**	**(20)**
Losses on trading securities	—	—	—	4	5	(0)
Losses on securities related to trading transactions	—	—	—	449	469	(20)
Losses on trading-related financial derivatives	—	—	—	—	—	—
Others	—	—	—	—	—	—

Other Operating Income

(Millions of Yen)

	2007			2008		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Net other operating income ...	**46,257**	**21,864**	**24,392**	**34,359**	**14,423**	**19,936**
Other operating income	**51,442**	**25,575**	**25,867**	**43,497**	**22,189**	**21,307**
Gains on foreign exchange transactions	2,239	—	2,239	3,738	—	3,738
Gains on sales of bonds	12,182	8,879	3,303	3,343	1,769	1,573
Gains on redemption of bonds .	386	—	386	2,533	62	2,470
Gains on derivatives	465	278	187	—	—	—
Other....................	36,167	16,417	19,749	33,882	20,357	13,524
Other operating expenses ...	**5,185**	**3,710**	**1,474**	**9,137**	**7,766**	**1,371**
Loss on foreign exchange transactions	—	—	—	—	—	—
Loss on sales of bonds.....	1,575	1,146	429	6,890	6,241	648
Loss on redemption of bonds .	—	—	—	—	—	—
Loss on write-off of bonds ..	—	—	—	—	—	—
Amortization of debenture and corporate bonds issuance expenses	368	368	—	203	203	—
Loss on derivatives	—	—	—	508	(156)	665
Other....................	3,240	2,195	1,045	1,535	1,477	58

General and Administrative Expenses

(Millions of Yen)

	2007	2008
General and administrative expenses	**48,309**	**46,426**
Salaries and related expenses	15,102	14,142
Retirement benefits	—	109
Retirement benefit cost	3,061	3,930
Welfare expenses............	600	200
Depreciation............	3,354	2,453
Rent and lease expenses............	4,982	5,213
Building and maintenance expenses	219	165
Supplies expenses............	272	350
Water, lighting, and heating expenses	634	560
Traveling expenses............	468	535
Communication expenses	751	936
Publicity and advertising expenses............	1,352	1,018
Taxes, other than income taxes	3,036	2,465
Others	14,472	14,343

0199

Debenture Operations (Non-Consolidated)

Outstanding Balance and Average of Debentures

(Millions of Yen)

	2007		2006	
	Term-end balance	Average balance	Term-end balance	Average balance
Aozora debentures	1,427,068	1,207,388	1,028,300	813,141
Discounted Aozora debentures	27,456	30,718	36,030	39,480
Total	1,454,525	1,238,107	1,064,331	852,622

Note: Debentures do not include debenture subscriptions.

Balance by Residual Period

(Millions of Yen)

	2007			2006		
	Total	Aozora debentures	Discounted Aozora debentures	Total	Aozora debentures	Discounted Aozora debentures
Less than 1 year	585,387	557,973	27,413	416,800	380,761	36,038
1–3 years	760,313	760,270	42	489,445	489,453	(8)
3–5 years	108,824	108,824		158,083	158,083	
5–7 years	0	0		2	2	
Over 7 years	—	—		—	—	
Total	1,454,525	1,427,068	27,456	1,064,331	1,028,300	36,030

Outstanding Balance of Debentures per Branch

(Number of Branches, Millions of Yen)

	2007			2006		
	Total	Domestic branches	Overseas branches	Total	Domestic branches	Overseas branches
Number of branches	19	19	—	18	18	—
Outstanding balance of debentures per branch	76,553	76,553	—	59,129	59,129	—

Outstanding Balance of Debentures per Employee

(Number of Employees, Millions of Yen)

	2007			2006		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of employees	1,290	1,290	—	1,327	1,327	—
Outstanding balance of debentures per employee	1,127	1,127	—	802	802	—

Note: Number of employees represents the average number of employees in each fiscal year. The number of employees in domestic offices includes head office staff.

0200

Deposit Operations (Non-Consolidated)

Balance by Deposit Account

(Millions of Yen)

		2007			2006		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Deposits							
Liquid deposits	Average balance	317,022	317,022	—	301,568	301,568	—
	(%)	(14.16)	(14.37)	—	(16.19)	(16.42)	—
	Term-end balance	355,675	355,675	—	468,166	468,166	—
	(%)	(15.14)	(15.27)	—	(20.00)	(20.39)	—
Interest-bearing deposits	Average balance	268,081	268,081	—	261,214	261,214	—
	(%)	(11.98)	(12.15)	—	(14.02)	(14.22)	—
	Term-end balance	299,958	299,958	—	367,395	367,395	—
	(%)	(12.77)	(12.88)	—	(15.69)	(16.00)	—
Time deposits (in general)	Average balance	1,886,058	1,886,058	—	1,532,907	1,532,907	—
	(%)	(84.26)	(85.51)	—	(82.28)	(83.48)	—
	Term-end balance	1,971,248	1,971,248	—	1,818,976	1,818,976	—
	(%)	(83.91)	(84.62)	—	(77.70)	(79.24)	—
Deregulated interest rate time deposits (fixed)	Average balance	1,472,100	1,472,100	—	1,318,727	1,318,727	—
	(%)	(65.77)	(66.75)	—	(70.79)	(71.81)	—
	Term-end balance	1,434,043	1,434,043	—	1,502,304	1,502,304	—
	(%)	(61.04)	(61.56)	—	(64.18)	(65.44	—
Deregulated interest rate time deposits (floating)	Average balance	413,958	413,958	—	214,179	214,179	—
	(%)	(18.49)	(18.77)	—	(11.50)	(11.66)	—
	Term-end balance	537,205	537,205	—	316,672	316,672	—
	(%)	(22.87)	(23.06)	—	(13.53)	(13.79)	—
Others	Average balance	35,205	2,464	32,740	28,458	1,847	26,610
	(%)	(1.57)	(0.11)	(100.00)	(1.53)	(0.10)	(100.00)
	Term-end balance	22,241	2,723	19,518	53,742	8,566	45,175
	(%)	(0.95)	(0.12)	(100.00)	(2.30)	(0.37)	(100.00)
Subtotal	Average balance	2,238,286	2,205,545	32,740	1,862,933	1,836,322	26,610
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
	Term-end balance	2,349,165	2,329,647	19,518	2,340,885	2,295,709	45,175
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
Negotiable certificates of deposit	Average balance	916,215	916,215	—	642,576	642,576	—
	Term-end balance	902,980	902,980	—	870,824	870,824	—
Total	Average balance	3,154,502	3,121,761	32,740	2,505,509	2,478,898	26,610
	Term-end balance	3,252,145	3,232,627	19,518	3,211,709	3,166,533	45,175

Notes: 1. Time deposits (in general) = Time deposits
Deregulated interest rate time deposits (fixed) = Deregulated interest rate time deposits for which the interest up to the due date is determined when the deposits are made.
Deregulated interest rate time deposits (floating) = Deregulated interest rate time deposits for which the interest varies according to changes in market interest rates during the period of deposit.
2. Liquid deposits = Deposits at notice + ordinary deposits + current deposits
3. Average balance of domestic offices' foreign-currency-denominated transactions in the international operations sector has been computed by the daily current method.

0201

Balance of Time Deposits by Residual Period
March 31

(Millions of Yen)

	2007			2006		
	Total	Deregulated interest rate (fixed)	Deregulated interest rate (floating)	Total	Deregulated interest (fixed)	Deregulated interest rate (floating)
Less than 3 months	441,266	434,666	6,600	386,276	362,376	23,900
3–6 months	150,348	150,348	0	54,395	53,195	1,200
6 month–1 year	290,376	289,026	1,350	341,735	339,835	1,900
1–2 years	198,448	174,698	23,750	436,711	428,861	7,850
2–3 years	281,495	260,595	20,900	164,335	146,315	18,020
More than 3 years	609,313	124,708	484,605	435,523	171,721	263,802
Total	1,971,248	1,434,043	537,205	1,818,976	1,502,304	316,672

Outstanding Balance by Depositor
March 31

(Millions of Yen, %)

	2007		2006	
	Balance	Share	Balance	Share
Corporations	512,914	21.84	727,483	31.44
Individuals	1,384,983	58.98	1,271,789	54.97
Public sector	49,211	2.10	37,498	1.62
Financial institutions	400,943	17.08	276,936	11.97
Total	2,348,052	100.00	2,313,707	100.00

Note: The above balance does not include negotiable certificates of deposits in offshore market accounts.

Deposits per Branch
March 31.

(Number of Branches, Millions of Yen)

	2007			2006		
	Total	Domestic branches	Overseas branches	Total	Domestic branches	Overseas branches
Number of branches	19	19	—	18	18	—
Deposits per branch	170,138	170,138	—	178,428	178,428	—

Note: Deposits include negotiable certificates of deposits.

Deposits per Employee
March 31

(Number of Employees, Millions of Yen)

	2007			2006		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of employees	1,290	1,290	—	1,327	1,327	—
Deposits per employee	2,505	2,505	—	2,420	2,420	—

Notes: 1. Deposits include negotiable certificates of deposits.
2. Number of employees represents the average number of employees in each fiscal year. The number of employees in domestic offices includes head office staff.

0202

Loan Operations (Non-Consolidated)

Outstanding Balance of Loans

Years Ended March 31

(Millions of Yen)

		2007			2006		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Loans on deeds	Average balance	2,682,334	2,472,958	179,375	2,162,058	2,036,928	125,130
	Term-end balance	2,898,732	2,700,370	198,362	2,475,924	2,285,157	190,766
Loans on notes	Average balance	232,863	232,684	178	252,290	251,457	833
	Term-end balance	207,262	207,262	—	264,583	264,583	—
Overdrafts	Average balance	329,804	329,804	—	199,418	199,418	—
	Term-end balance	251,793	251,793	—	281,437	281,437	—
Bills discounted	Average balance	3,589	3,589	—	3,633	3,633	—
	Term-end balance	4,739	4,739	—	3,445	3,445	—
Total	Average balance	3,218,592	3,039,037	179,554	2,617,401	2,491,437	125,963
	Term-end balance	3,362,528	3,164,166	198,362	3,025,391	2,834,625	190,766

Notes: 1. The average balance of foreign-currency-denominated transactions by domestic offices in international operations has been calculated using the daily current method.
2. The Bank carries out partial and direct write-off of loans. This also applies to the table shown below.

Balance by Residual Period

March 31

(Millions of Yen)

	2007			2006		
	Total	Fixed interest	Floating interest	Total	Fixed interest	Floating interest
Less than 1 year	1,140,979			1,142,617		
1–3 years	888,756	311,350	577,405	784,662	388,320	396,341
3–5 years	788,873	299,447	489,426	671,232	218,646	452,586
5–7 years	276,671	101,966	174,705	212,590	71,860	140,730
Over 7 years	266,852	104,340	162,512	213,823	109,211	104,611
Indefinite period	394	—	394	465	—	465
Total	3,362,528			3,025,391		

Note: No distinction has been made between fixed interest and floating interest for loans with a residual period of less than 1 year.

Ratio of Loans and Bills Discounted to Debentures/Deposits

(Millions of Yen, %)

	2007			2006		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Loans and bills discounted (A)	3,362,528	3,164,166	198,362	3,025,391	2,834,625	190,766
Debentures and deposits (B)	4,706,671	4,687,153	19,518	4,276,040	4,230,864	45,175
(A)/(B)	71.44	67.50	1,016.28	70.75	66.99	422.27
Average during the year	73.27	69.70	548.41	77.94	74.78	473.35

Notes: 1. Debentures do not include debenture subscriptions.
2. Deposits include negotiable certificates of deposits.

Loans to Small and Medium-Sized Corporations

(Number of Borrowers, Millions of Yen, %)

	2007		2006	
	Number of borrowers	Value	Number of borrowers	Value
Total domestic loans (A)	3,674	3,352,574	4,763	2,999,773
Loans to small and medium-sized corporations (B)	2,953	1,588,476	4,017	1,389,558
(B)/(A)	80.37	47.38	84.34	46.32

Notes: 1. In this table, the balance of loans and bills discounted does not include offshore banking accounts.
2. Small and medium-sized corporations, etc. are defined as companies having capital of not more than ¥300 million (¥100 million in wholesale, and ¥50 million in retail and services business categories), or companies and individuals with not more than 300 full-time employees (100 in wholesale, 50 in retail and 100 in services business categories).

0203

Breakdown of Loans and Bills Discounted, by Industry

March 31

(Millions of Yen, %)

	2007		2006	
	Balance of loans	Share	Balance of loans	Share
Loans by domestic offices				
(excluding Japan Offshore Market accounts)	**3,352,574**	**100.00**	**2,999,773**	**100.00**
Manufacturing	335,933	10.02	358,390	11.95
Agriculture, foresty and fisheries	5,208	0.16	5,239	0.18
Mining	6,822	0.20	6,938	0.23
Construction	57,610	1.72	65,703	2.19
Utilities	50,020	1.49	18,053	0.60
Information and communications	108,515	3.24	54,672	1.82
Transport	170,419	5.08	193,941	6.47
Wholesale and retail	226,974	6.77	263,900	8.80
Financial and insurance	528,632	15.77	453,402	15.11
Real estate	886,762	26.45	690,750	23.03
Various services	443,664	13.23	468,054	15.60
Local government	77,999	2.33	17,721	0.59
Others	454,011	13.54	403,005	13.43
Loans by overseas offices				
(including Japan Offshore Market accounts)	**9,954**	**100.00**	**25,618**	**100.00**
Financial institutions	—	—	—	—
Others	9,954	100.00	25,618	100.00
Total	**3,362,528**		**3,025,391**	

Note: "Domestic" refers to this bank's head office and branch offices; "overseas" refers to this bank's overseas branch offices.

Loans under Risk Management, by Industry

March 31

(Millions of Yen)

	2007	2006
Loans by domestic offices		
(excluding Japan Offshore Market accounts)		
Manufacturing	4,300	7,916
Agriculture, foresty and fisheries	—	—
Mining	—	—
Construction	63	919
Utilities	12	22
Information and communications	490	18
Transport	1,090	1,067
Wholesale and retail	790	920
Financial and insurance	—	28
Real estate	2,643	2,669
Various services	19,382	7,436
Local government	—	—
Others	4,192	30
Total	**32,964**	**21,029**

0204

Balance of Loans and Bills Discounted, Classified by Purpose

(Millions of Yen, %)

	2007		2006	
	Balance of loans	Share	Balance of loans	Share
Funds for capital investment	615,418	18.30	584,984	19.34
Funds for working capital	2,747,110	81.70	2,440,407	80.66
Total	3,362,528	100.00	3,025,391	100.00

Breakdown of Balance of Acceptances and Guarantees

(Millions of Yen)

	2007	2006
Acceptances of bills	—	—
Letters of credit	—	—
Guarantees	35,621	19,412
Total	35,621	19,412

Breakdown of Loans and Bills Discounted by Collateral

(Millions of Yen)

	2007	2006
Securities	127,843	58,616
Claims	80,397	60,007
Merchandise	—	—
Land and buildings	342,032	383,155
Factories	—	—
Foundations	77,756	105,204
Vessels	—	—
Others	70,835	87,378
Subtotal	698,864	694,362
Guaranteed	242,664	108,901
Unsecured	2,421,000	2,222,127
Total	3,362,528	3,025,391

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

(Millions of Yen)

	2007	2006
Securities	—	—
Commercial claims	—	—
Real estate	356	644
Others	2,359	2,831
Total	2,716	3,475
Guaranteed	579	—
Unsecured	32,325	15,936
Total	35,621	19,412

Consumer Loans Outstanding

(Millions of Yen)

	2007	2006
Consumer loans	35,986	25,017
Housing loans	22,547	16,747
Others	13,438	8,270

Note: Consumer loans outstanding includes personal housing loans, as well as personal loans for general spending purposes and tax payments, and does not include business loans to sole proprietorships or their owners.

0205

Loans per Branch

(Number of Branches, Millions of Yen)

	2007			2006		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of branches	19	19	—	18	18	—
Loans per branch	176,975	176,975	—	168,077	168,077	—

Loans per Employee

(Number of Employees, Millions of Yen)

	2007			2006		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Number of employees	1,290	1,290	—	1,327	1,327	—
Loans per employee	2,606	2,606	—	2,279	2,279	—

Note: Number of employees represents the average number of employees in each fiscal year. The number of employees in domestic offices includes head office staff.

Write-Off of Loans

(Millions of Yen)

	2007	2006
Write-off of loans	4,031	5,554

Reserves for Possible Loan Losses

Years Ended March 31

(Millions of Yen)

	2007					2006				
	Balance at beginning of year	Provision	Reduction during year		Balance at end of year	Balance at beginning of year	Provision	Reduction during year		Balance at end of year
			Used for specific purpose	Other				Used for specific purpose	Other	
General reserve	62,699	46,567	—	62,699	46,567	95,962	62,699	—	95,962	62,699
Specific reserve	18,653	15,653	2,561	16,092	15,653	36,523	18,653	4,516	32,006	18,653
Related to non-residents	—	373	—	—	373	—	—	—	—	—
Reserve for loans to restructuring countries	355	54	—	355	54	683	355	—	683	355

Country Risk Reserve

March 31

(Millions of Yen)

	2007	2006
Indonesia	6,019	7,769
Total	6,019	7,769
(Percentage of total assets)	(0.09%)	(0.12%)

Note: Receivables associated with specific overseas countries consist of loans and bills discounted, and are provided for as reserves for possible loan losses (country risk reserve).

Transactions with Major Shareholder Groups

(Number of Borrowers, Millions of Yen)

		2007	2006
Cerberus Group	(Number of borrowers)	2	2
	(Credit balance)	28,597	14,300
ORIX Group	(Number of borrowers)		4
	(Credit balance)		21,511
Tokio Marine & Nichido Fire Insurance Group	(Number of borrowers)		2
	(Credit balance)		1,650
Total	**(Number of borrowers)**	**2**	**8**
	(Credit balance)	**28,597**	**37,461**

Notes: 1. Figures for credit balances refer to credit extended by Aozora Bank, its subsidiaries and affiliated companies.
2. The Bank's "major shareholder groups" refer to major shareholders (i.e. those with over 10% of the Bank's shareholder voting rights) as well as their subsidiaries and affiliated companies. The ORIX Corporation group and the Tokio Marine & Nichido Fire Insurance Co., Ltd., group were not included in the major shareholder groups from November 14, 2006, as their shareholder voting rights were less than 10%.
3. Transactions with major shareholder groups include loans, customers' liabilities for acceptances and guarantees, equity holdings/interest and derivative transactions.

Securities (Non-Consolidated)

Outstanding Balance and Average Balance of Securities Held

(Millions of Yen)

		2007			2006		
		Total	Domestic operations	International operations	Total	Domestic operations	International operations
Total	Average balance	2,189,225	1,299,255	889,970	1,711,844	1,013,739	698,105
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
	Term-end balance	2,332,881	1,352,022	980,859	1,797,623	1,034,192	763,430
	(%)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)	(100.00)
Japanese national government bonds	Average balance	1,029,995	1,029,995	—	757,124	757,124	—
	(%)	(47.05)	(79.28)	—	(44.23)	(74.69)	—
	Term-end balance	1,022,737	1,022,737	—	732,070	732,070	—
	(%)	(43.85)	(75.65)	—	(40.73)	(70.79)	—
Japanese local government bonds	Average balance	3,550	3,550	—	2,977	2,977	—
	(%)	(0.16)	(0.27)	—	(0.17)	(0.29)	—
	Term-end balance	3,805	3,805	—	3,369	3,369	—
	(%)	(0.16)	(0.28)	—	(0.19)	(0.33)	—
Japanese short-term corporate bonds	Average balance	—	—	—	—	—	—
	(%)	—	—	—	—	—	—
	Term-end balance	—	—	—	—	—	—
	(%)	—	—	—	—	—	—
Japanese corporate bonds	Average balance	71,283	71,283	—	72,273	72,273	—
	(%)	(3.25)	(5.49)	—	(4.22)	(7.13)	—
	Term-end balance	75,220	75,220	—	75,379	75,379	—
	(%)	(3.22)	(5.56)	—	(4.19)	(7.29)	—
Japanese stocks	Average balance	46,129	46,129	—	36,627	36,627	—
	(%)	(2.11)	(3.55)	—	(2.14)	(3.61)	—
	Term-end balance	50,797	50,797	—	47,339	47,339	—
	(%)	(2.18)	(3.76)	—	(2.63)	(4.58)	—
Others	Average balance	1,038,267	148,296	889,970	842,842	144,736	698,105
	(%)	(47.43)	(11.41)	(100.00)	(49.24)	(14.28)	(100.00)
	Term-end balance	1,180,320	199,461	980,859	939,464	176,033	763,430
	(%)	(50.59)	(14.75)	(100.00)	(52.26)	(17.01)	(100.00)

Notes: 1. Total for Others is the sum of Domestic operations and International operations.
2. Average balance of domestic offices' foreign-currency-denominated transactions in international operations is computed by the daily current method.

Balance of Securities by Residual Period

(Millions of Yen)

	2007						2006					
	Japanese national government bonds	Japanese local government bonds	Japanese short-term corporate bonds	Japanese corporate bonds	Japanese stocks	Others	Japanese national government bonds	Japanese local government bonds	Japanese short-term corporate bonds	Japanese corporate bonds	Japanese stocks	Others
Less than 1 year	629,398	283	—	14,762		56,762	567,914	55	—	9,187		58,828
1–3 years	189,551	369	—	15,766		92,674	4,990	568	—	21,518		84,191
3–5 years	14,785	845	—	17,208		52,620	80,724	794	—	25,336		200,742
5–7 years	20,058	196	—	13,782		7,915	4,935	211	—	15,537		8,712
7–10 years	22,717	1,703	—	—		384,549	9,657	1,304	—	3,800		39,106
Over 10 years	146,225	407	—	13,701		134,213	63,848	435	—	—		163,469
Indefinite period	—	—	—	—	50,797	451,585	—	—	—	—	47,339	384,414
Total	1,022,737	3,805	—	75,220	50,797	1,180,320	732,070	3,369	—	75,379	47,339	939,464

Ratio of Securities to Debentures and Deposits

(Millions of Yen, %)

	2007			2006		
	Total	Domestic operations	International operations	Total	Domestic operations	International operations
Securities (A)	2,332,881	1,352,022	980,859	1,797,623	1,034,192	763,430
Bonds and deposits (B)	4,706,671	4,687,153	19,518	4,276,040	4,230,864	45,175
Ratio (A)/(B)	49.56	28.84	5,025.33	42.03	24.44	1,689.91
Average during the year	49.83	29.80	2,718.24	50.97	30.42	2,623.38

Notes: 1. Debentures do not include debenture subscriptions.
2. Deposits include negotiable certificates of deposits.

0207

Securities Business (Non-Consolidated)

Underwriting of Public Bonds

(Millions of Yen)

	2007	2006
Japanese national government bonds	—	10,777
Japanese local government bonds and government-guaranteed bonds	—	12,490
Total	—	23,267

Over-the-Counter Sales of Public Bonds and Securities Investment Trusts

(Millions of Yen)

	2007	2006
Japanese national government bonds	—	—
Japanese local government bonds and government-guaranteed bonds	—	—
Total	—	—
Securities investment trusts	82,275	79,584

Average Balance of Securities (Trading Account)

(Millions of Yen)

	2007	2006
Japanese national government bonds (trading account)	0	35
Japanese local government bonds (trading account)	—	—
Japanese government-guaranteed bonds (trading account)	—	—
Japanese debentures (trading account)	—	—
Total	0	35

Note: The Bank has established a trading account.

International Operations (Non-Consolidated)

Foreign Exchange Transactions

(Millions of U.S. Dollars)

		2007	2006
Outward exchanges:	Foreign bills sold	9,136	6,698
	Foreign bills bought	0	0
Incoming exchanges:	Foreign bills payable	4,236	3,345
	Foreign bills receivable	—	—
Total		13,372	10,043

Balance of Assets in International Operations

(Millions of Yen)

	2007			2006		
	Total	Domestic offices	Overseas offices	Total	Domestic offices	Overseas offices
Balance of assets in international operations	1,151,255	1,151,255	—	1,109,461	1,109,461	—

0208

Other Operations (Non-Consolidated)

Principal Fees and Commissions

(As of March 31, 2007)

				To Aozora Bank Head Office/Branch	To Other Banks	
					By Wire	By Telegraph
Transfers (Note 1)	Handled at the counter	Clients with accounts at the Bank	On transfers up to ¥30,000	¥210	¥525	¥420
			On transfers exceeding ¥30,000	¥420	¥735	¥630
		Clients without accounts at the Bank	On transfers up to ¥30,000	¥210	¥1,000	¥1,000
			On transfers exceeding ¥30,000	¥420		
Collection of payments	For same-site (local) payment		Per item	¥210	¥210	
	For different-site (remote) payment		Per item	¥420	Urgent	Normal
					¥840	¥630
Checks and notes			Checks cost ¥630 for one book of 50 sheets Notes cost ¥1,050 for one book of 50 sheets			
Cashier's checks			¥525 per check			
Document/Card reissuing			¥1,050 to reissue each account book, transaction receipt or certificate ¥1,050 to reissue each card			
Balance verification			¥420 per section each time			

Notes: 1. Changed February 1, 2007.
2. Amounts include 5% consumption tax and regional tax.

Domestic Exchange Transactions

Years ended March 31

(Millions of Yen, Thousands of Transactions)

	2007		2006	
	Value of transactions	Number of transactions	Value of transactions	Number of transactions
Money transfer				
Sent	9,898,889	729	6,039,219	676
Received	7,897,524	393	5,908,034	353
Money transfer by check				
Sent	86,617	9	98,935	10
Received	72,395	9	122,134	10

Automated Installations

	As of March 31, 2007
Automated teller machines (ATMs)	19

Derivative Transactions

Hedge accounting for interest rate risk
- The Bank applied hedge accounting in accordance with the rules stipulated in JICPA Industry Audit Committee Report No. 24.

Hedge accounting for exchange rate risk
- The Bank applied hedge accounting in accordance with the rules stipulated in JICPA Industry Audit Committee Report No. 25.

Notes: 1. Unrealized gains or losses on hedging instruments that qualify for hedge accounting are shown below.
2. Valuation gains (losses) from interest rate swaps included accrued interest income on interest rate swap transactions of ¥620 million for the fiscal year ended March 31, 2007, and ¥581 million for the fiscal year ended March 31, 2006.
3. Valuation gains (losses) from currency swaps included accrued interest expenses on currency swap transactions of ¥3,453 million for the fiscal year ended March 31, 2007, and ¥2,537 million for the fiscal year ended March 31, 2006.

Interest Rate Swaps
Years Ended March 31

(Millions of Yen)

	2007				2006			
	Contract amount		Fair value	Valuation gains (losses)	Contract amount		Fair value	Valuation gains (losses)
		Over one year				Over one year		
Total	1,433,600	1,054,800	(1,958)	(1,958)	1,199,300	945,600	(11,588)	(11,588)
Receivable fixed rate/ Payable floating rate	1,423,600	1,044,800	(1,967)	(1,967)	1,199,300	945,600	(11,588)	(11,588)
Receivable floating rate/ Payable fixed rate	10,000	10,000	8	8	—	—	—	—
Receivable floating rate/ Payable floating rate	—	—	—	—	—	—	—	—

Currency Swaps
Years Ended March 31

(Millions of Yen)

	2007				2006			
	Contract amount		Fair value	Valuation gains (losses)	Contract amount		Fair value	Valuation gains (losses)
		Over one year				Over one year		
Total	540,806	170,035	(3,052)	(3,052)	386,898	23,484	(1,860)	(1,860)

0210

Capitalization (Non-Consolidated)

History of Capitalization

(Millions of Yen)

Month/Year	Capital increases	Capital thereafter	Remarks
Sept. 2000	66,666	419,781	Compensatory private placement (common stock, 333,334 thousand shares); Issue price ¥300; Transfer to capital ¥200
Oct. 2000	(260,000)	159,781	Non-compensatory reduction of capital • Capital reduction of ¥105,287 million by redemption of the 2nd preferred stock, 102,000 thousand shares; the 3rd preferred stock, 386,398 thousand shares; and the 4th preferred stock, 71,856 thousand shares • Capital reduction of ¥154,712 million exceeding face amount of common stock and transferred to capital
Oct. 2000	260,000	419,781	Compensatory private placement (the 5th preferred stock, 866,667 thousand shares); Issue price ¥300; Transfer to capital ¥300

Major Shareholders

(As of March 31, 2007)

a. Common Stock

	Number of shares held	Percentage of total outstanding shares
Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC	618,659 thousand	37.49%
ORIX Corporation	149,981	9.08
Tokio Marine & Nichido Fire Insurance Co., Ltd.	149,974	9.08
BNY FOR GCM CLIENT ACCOUNTS (E) ISG	53,071	3.21
GOLDMAN SACHS INTERNATIONAL	35,966	2.17
The Master Trust Bank of Japan, Ltd. (Trust Account)	22,620	1.37
Japan Trustee Services Bank, Ltd. (Trust Account)	20,245	1.22
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	19,102	1.15
STATE STREET BANK AND TRUST COMPANY	15,211	0.92
BARCLAYS BANK PLC SUB-ACCOUNT BARCLAYS CAPITAL SECURITIES LIMITED SBL/PB	14,752	0.89
Others	550,563	33.42
Total	1,650,147	100.00

Note: On November 14, 2006, Aozora Bank's common stock was listed on the First Section of the Tokyo Stock Exchange.

b. Class A Series 4 Preferred Stock

	Number of shares held	Percentage of total outstanding shares
Deposit Insurance Corporation	24,072 thousand	100.00%

c. Class C Series 5 Preferred Stock

	Number of shares held	Percentage of total outstanding shares
Resolution and Collection Corporation	258,799 thousand	100.00%

0211

Ownership and Distribution of Shares

(As of March 31, 2007)

a. Common Stock

Classification	Stock Status (1 tangen unit = 1,000 shares)								Fractional shares of common stock
	National and municipal government	Financial institutions	Securities firms	Other domestic companies	Foreign investors		Individuals and others	Total	
					Other than individuals	Individuals			
Number of shareholders. .	—	216	44	1,640	187	14	57,453	59,554	—
Number of shares held (tangen).	—	332,777	14,314	192,663	919,528	18	190,822	1,650,122	25,352
Percentage of total number of shares	—	20.17	0.87	11.68	55.72	0.00	11.56	100.00	—

Notes: 1. Treasury stock of 1,752 shares comprises one tangen unit under Individuals and others and 752 shares under Fractional shares of common stock.
2. In the Other domestic companies column, shares in the name of Japan Securities Depository Center, Inc., represent 144 tangen units.

b. Class A Series 4 Preferred Stock

Classification	Stock Status (1 tangen unit = 1,000 shares)								Fractional shares of common stock
	National and municipal government	Financial institutions	Securities firms	Other domestic companies	Foreign investors		Individuals and others	Total	
					Other than individuals	Individuals			
Number of shareholders. .	—	—	—	1	—	—	—	1	—
Number of shares held (tangen)	—	—	—	24,072	—	—	—	24,072	—
Percentage of total number of shares	—	—	—	100.00	—	—	—	100.00	—

c. Class C Series 5 Preferred Stock

Classification	Stock Status (1 tangen unit = 1,000 shares)								Fractional shares of common stock
	National and municipal government	Financial institutions	Securities firms	Other domestic companies	Foreign investors		Individuals and others	Total	
					Other than individuals	Individuals			
Number of shareholders. .	—	1	—	—	—	—	—	1	—
Number of shares held (tangen)	—	258,799	—	—	—	—	—	258,799	500
Percentage of total number of shares	—	100.00	—	—	—	—	—	100.00	—

0212

Disclosure Based on Basel II Capital Accord Pillar III—Market Discipline

This section describes the information consistent with FSA Notification Number 15, BaseII Pillar III—Market Discipline, based on Article 19-2.1.5.d and 19-3.1.3.c of the Bank Law Enforcement Rule (Ministry of Finance Ordinance Number 10, 1982) issued on March 23, 2007. "Notification" in this section refers to FSA Notification Number 19, Basel II Pillar I—Required Capital, issued on March 27, 2006.

Qualitative Disclosure

1. Items pertaining to the scope of consolidation

(1) A discrepancy exists in the definition of companies belonging to the group of companies (hereafter, "Consolidated Group") subject to calculation of consolidated capital requirements, in accordance with Article 26 of the Notification, and companies included within the scope of consolidation for consolidated financial statements based on "Regulation for Terminology, Forms and Preparation of Consolidated Financial Statements" (Ministry of Finance Order No. 28, 1976).

Subsidiaries deemed "financial subsidiaries" according to the Notification but excluded from the scope of consolidation for consolidated financial statements are included in the scope of the Consolidated Group in accordance with Article 26 of the Notification.

(2) Number of consolidated subsidiaries, names of principal consolidated subsidiaries and major lines of business:

Number of consolidated subsidiaries for the consolidated financial statements: 14

Principal consolidated subsidiaries:

Aozora Trust Bank, Ltd. (trust services and banking operations)
AOZORA Loan Services Co., Ltd. (distressed loan servicing)
AZURE Funding North America I (investment vehicle)
Aozora GMAC Investment Limited (investments)
Aozora GMAC Investments LLC (investments)

(3) Affiliates conducting financial services and having applied proportional consolidation for calculating capital ratio, based on Article 32 of the Notification:

The Bank has no affiliates accounted for by the proportional consolidation method.

(4) Number of companies deducted from regulatory capital, based on Article 31.1, of the Notification:

Subsidiaries

Number of companies: 19

Principal company:

Aozora Investment I Venture Capital Limited Partnership

Affiliates

Number of companies: 6

Principal company:

Vietnam International Leasing Company Limited (leasing business)

(5) Companies, as described under Article 16-2.1.11 of the Banking Law, that are dedicated to subordinated operations or fall under Article 16-2.1.12 but do not belong to the Consolidated Group:

Not applicable.

(6) Summary of restrictions on the movement of cash and equity capital within the Consolidated Group:

The Bank maintains no restrictions on the movement of cash and equity capital within the Consolidated Group.

2. Summary of equity financing methods

The Aozora Bank Group executes equity financing through the issuance of shares of common stock and preferred stock. A summary of preferred stock is presented below.

Item	Class A Series 4 Preferred Stock	Class C Series 5 Preferred Stock
1. Type of stock	Perpetual, non-cumulative preferred stock (Stock with provision for conversion to common stock and with the right of shareholders to request conversion)	Perpetual, non-cumulative preferred stock (Stock with provision for conversion to common stock and with the right of shareholders to request conversion)
2. Number of shares outstanding	120,000,000 shares *The current number is 24,072,000 shares, owing to share redemption in October 2000 and reverse stock split in September 2006.	866,667,000 shares *The current number is 258,799,500 shares, owing to September 2006 reverse stock split and requests for conversion to common stock.
3. Issuing value	¥500	¥300
4. Issuing date	March 31, 1998	October 4, 2000
5. Issuing method	Third-party allocation (all shares directly distributed to the Resolution and Collection Bank) *The Deposit Insurance Corporation acquired all shares in December 2000	Third-party allocation (all shares directly distributed to the Resolution and Collection Corporation)
6. Preferred dividend	¥10 per share	¥7.44 per share
7. Residual allocation	¥1,000	¥600
8. Voting rights	None (if no dividend is paid, voting rights will be reinstated)	None (if no dividend is paid, voting rights will be reinstated)
9. Request to convert preferred stock to common stock		
(1) Conversion period	From October 1, 1998 through March 31, 2018	From October 3, 2005 through October 2, 2012
(2) Terms and conditions of conversion		
(a) Current conversion rate (price)	The current conversion rate is 5.	The current conversion price is ¥450.
(b) Revision/adjustment of conversion rate (price)	In the event of share subscription below market value, the conversion rate will be adjusted by the market price method.	The conversion price is reset annually, on October 3, to the prevailing market value (30-day trading average). The lower limit is ¥450 and the upper limit is ¥540. In the event of share subscription below market value, the conversion price will be adjusted by the market price method.
10. Mandatory conversion to common stock	The Bank will execute a mandatory conversion to shares of common stock at the market value (30-day trading average) that prevails on April 1, 2018. However, the mandatory conversion price will be set at a lower limit of ¥119.60.	The Bank will execute a mandatory conversion to shares of common stock at the market value (30-day trading average) that prevails on October 3, 2012. The lower limit will be ¥450 and the upper limit will be ¥540.

3. Summary of risk assessment method in internal capital adequacy assessment

Internal capital adequacy is assessed as a result of both the monitoring of the economic capital against total available capital in the fiscal year and the verification that the Bank has sufficient capital for the risk we face, even under a stress scenario.

The verification also includes whether the Bank can maintain sufficient capital to continue to grow its business in the following fiscal year, and to secure the required capital adequacy ratio. The usage of economic capital against regulatory capital is reported to senior management monthly.

The Bank considers the current level of our internal capital adequacy to be sufficiently high, and the capital base solid in terms of high level of Tier 1.

The Bank aims to achieve its medium term capital adequacy ratio targets under Basel II of 12% to 13%, with a Tier 1 capital ratio of 10% to 11% based on the medium term capital plan determined by the Board of Directors.

4. Items pertaining to credit risk

(1) Summary of risk management policies and procedures

The policies and procedures applied to risk management at Aozora Bank are described in the Risk Management section of this annual report under the heading "Credit Risk Management," in the Consolidated Financial Statements: Basic Requirements for the Preparation of Consolidated Financial Statements and the Non-Consolidated Financial Statements: Significant Accounting Policies.

(2) Eligible Rating Agencies Used for the Judgment on Risk Weight

The eligible rating agencies which we use for the judgment on risk weight are as follows. We do not use country risk scores of OECD and Export Credit Agencies.

Type of Exposure	Eligible Rating Agencies Used
Sovereign (including government-affiliated organizations) Financial Institutions (including securities firms) Securitization	Rating and Investment Information, Inc. (R&I) Japan Credit Rating Agency, Ltd. (JCR) Moody's Investors Service (Moody's) Standard & Poor's (S&P) Fitch Ratings (Fitch)
Exposures to Corporates	Rating and Investment Information Inc. (R&I) Japan Credit Rating Agency, Ltd. (JCR) Standard & Poor's (S&P)

5. Risk management policy associated with credit risk mitigations and outline of our procedures

For a collateral or guarantee contract concluded when obtaining collateral or guarantee, we use a standard form of documentation whose legal enforceability is confirmed by an outside law firm or our Legal & Compliance Division. However, as to the contracts for which such form of documentation is not used, we take procedures such as confirming the legal enforceability for each contract with an outside law firm or our Legal & Compliance Division in the process of our decision to grant or refuse a transaction.

(Major Collaterals)

Type of Collateral	Assessment	Management Policy	Procedures
Financial Assets (Deposits at Aozora Bank, Securities)	Notional Amount or Market Price	Prices are reviewed on a monthly basis. (Prices of listed securities are reviewed every business day.)	In the calculation of risk-weighted assets, such financial collateral are applied as eligible credit risk mitigations. If a strong positive correlation exists between the credit risk of the counterparty and that of the subject eligible for financial collateral, we do not use such collateral as a credit risk mitigation.
Real Estate etc.	Appraisal	Value is reviewed annually or semi-annually according to the credit strength of the borrower.	In the calculation of risk-weighted assets, we do not use such collateral as credit risk mitigations.
Nominative Claims etc.	Amount of Billed Receivable	We appropriately monitor the change in credit worthiness of the underlying borrower.	
Others	Judged Individually	Judged Individually	

0215

(Guarantees/CDS)

	Type and Credit Worthiness of Counterparty
Guarantee	Guarantor is a general corporate or individual, and we individually judge the credit worthiness of the guarantor or the necessity of obtaining a proof thereof. We use a guarantee transaction as a credit risk mitigation contingent on the following: 1. The risk weight of the guarantor must be lower than that of the borrower. 2. The guarantor must be a sovereign or financial institution. 3. If a guarantor is not a sovereign or financial institution, the rating of the guarantor assigned by eligible rating agencies, which we use for the judgment of risk weight, must be a single A minus or better.
CDS	The providers of protection in CDS transactions mainly consist of domestic and overseas financial institutions, and we judge the credit worthiness of the protection provider individually. When a CDS transaction is used as a credit risk mitigation, we set the minimum requirement of meeting the prerequisites of a guarantee as stated above.

(Offsetting/Netting)

	Policy/Procedures/Type of Transaction/Scope
Loan and Deposit at Aozora Bank (On-Balance Sheet Netting)	(Policy) In extending a loan, we conclude a contract with a clause of special agreement on general requirements needed for offsetting, which allows legal offsetting of a loan and deposits at Aozora Bank. In the calculation of risk-weighted assets, an amount after netting of a loan and deposit at Aozora subject to the offsetting agreement is treated as an exposure after credit risk mitigations are applied. (Type and Scope of Transactions) Claim against which the balance on the deposit account is set off: Loans Claim used to set off a loan: Time Deposits (Procedures) Under the appropriate maturity control, we apply credit risk mitigations through netting of a loan provided by Aozora and time deposits at Aozora. However, if the remaining period of the loan exceeds the remaining period of time deposits at Aozora, credit risk mitigating effects are recognized only when the initial contract period of time deposits at Aozora is one year or longer and the remaining period as of the base date of calculation is over 3 months.
Derivatives	(Policy) With regard to derivative transactions, we apply netting for the transactions subject to a legally enforceable netting agreement. In the calculation of credit equivalent amounts, we only use netting for bilateral transactions within each category of interest derivatives, foreign exchange derivatives and credit derivatives. Also, the transactions exempt from the calculation of credit equivalent amounts are not included in the target transactions of netting. (Type and Scope of Transactions) Interest Derivatives, Foreign Exchange Derivatives, Credit Derivatives, and Other Various Derivative Transactions including Commodity-Related Derivatives. (Procedures) For various derivative transactions, we use the ISDA Master Agreement, whose legal enforceability is confirmed by an outside law firm, as a standard form, and the existence of rational legal opinion has been confirmed.
Repo-Style Transactions	(Policy) With regard to repo-style transactions, we apply netting for the transactions subject to a legally enforceable netting agreement. (Type and Scope of Transactions) Repo-style Transactions (Procedures) Regarding the repo-style debt securities lending and borrowing transactions secured by cash collateral, we use a contract designated by Japan Securities Dealers Association whose legal enforceability is confirmed by an outside law firm, and the existence of rational legal opinion has been confirmed.

0216

6. Summary of risk management policy and measures for managing the risks associated with counterparties to derivative product transactions

Policies and procedures are described in the Risk Management section of this annual report under the headings "Credit Risk Management" and "Market Risk Management."

7. Items pertaining to securitization exposures

(1) Summary of risk management policies and methods

Policies and methods are described in the Risk Management section of this annual report under the headings "Credit Risk Management."

(2) The method used to calculate credit risk assets for securitization exposures is described later in this document under the heading "Quantitative Disclosure 3. (1)."

(3) Accounting policy for securitization transactions

When the Bank originates a securitization transaction, the following steps are taken:

- The Bank will recognize the securitization transaction as sale of assets if conditions required for the elimination of assets, based on the Accounting Standards for Financial Instruments, have been satisfied.
- The Bank will recognize sale of assets when the assets are reassigned (delivery standard).
- The Bank will record remainder assets at the acquisition price. However, if severe impairment mars assessment of the securitized assets, the Bank will consider a charge-off.

When the Bank acquires securitized products, the assets will be treated according to the Accounting Standards for Financial Instruments.

(4) The qualified rating agencies used by the Bank to determine the risk weight of each type of securitization exposures have been listed already in this document under the heading "Qualitative Disclosure 4. (2)."

8. Items pertaining to market risk

(1) Summary of policies and procedures for risk management

(2) Methods used to calculate market risk equivalents

(3) Techniques used to accurately assess value according to transaction characteristics, given such factors as assumed holding period and the probability of an extended holding period

(4) Outline of models applied to market risk and explanations about back testing and stress tests

(5) Assumptions on and evaluation techniques for assessing the level of capital reinforcement required to cover market risk

These items are described in the Risk Management section of this annual report under the heading "Market Risk Management."

9. Items pertaining to operational risk

(1) Summary of policies and procedures for risk management

(2) Methods used to calculate operational risk equivalents

These items are described in the Consolidated Financial Review: Consolidated Capital Adequacy Ratio (Domestic Standard), the Non-Consolidated Financial Review: Non-Consolidated Capital Adequacy Ratio (Domestic Standard) and in the Risk Management section of this annual report under the heading "Operational Risk Management."

10. Summary of policies and procedures for risk management related to equity exposures in the banking book

Such policies and procedures are described in the Risk Management section of this annual report under the heading "Credit Risk Management" and "Market Risk Management."

Accounting policies applicable to equity exposures are as follows:

- The Bank evaluates equity exposures by holding purposes, in line with the Accounting Standards for Financial Instruments.
  a) Stocks in subsidiaries and affiliates are stated at cost
  b) Available-for-sale securities are reported at fair value
  c) Non-marketable available-for-sale securities are stated at cost or amortized cost
- The Group records its proportionate shares of the net assets in investment limited partnerships and associations under the Civil Code of Japan or *Tokumei Kumiai*, which are similar to investment limited partnerships, and recognizes its share of profits or losses in a manner similar to the equity method of accounting.

11. Items pertaining to interest rate risk related to the banking book

(1) Summary of policies and procedures for risk management

(2) Summary of in-house interest rate risk calculation methods applied to the banking book

These items are described in the Risk Management section of this annual report under the heading "Market Risk Management."

Quantitative Disclosure

1. Names and aggregate capital for companies that are exempt from calculation of consolidated capital requirements and have less than the compulsory amount of capital

None of the unconsolidated subsidiaries that are exempt from calculation of consolidated capital requirements is assigned compulsory capital requirements.

2. Items pertaining to capital structures

These items are described in the Consolidated Financial Review: Consolidated Capital Adequacy Ratio (Domestic Standard) and the Non-Consolidated Financial Review: Non-Consolidated Capital Adequacy Ratio (Domestic Standard).

3. Items pertaining to capital adequacy

(1) Breakdown by Portfolios (Non-Consolidated)

(100 Million Yen)

Category	FY March-End 2007 Outstanding Amount		
	Amount of Exposure	Amount of Credit Risk Asset	Amount of Capital Requirements
Cash	96	—	—
Claims on Japanese government/bank	15,170	—	—
Claims on foreign central government/bank	1,746	2	0
Claims on Bank of International Settlement (BIS)	—	—	—
Claims on Japanese local public bodies	826	7	0
Claims on non-central government public sector entities (PSEs) of foreign countries	1,204	241	10
Claims on multilateral development banks (MDBs)	—	—	—
Claims on organs affiliated with the Japanese government	1,349	135	5
Claims on three major local public corporations	53	3	0
Claims on financial institutions and securities firms	3,991	972	39
Claims on corporate	30,047	26,700	1,068
Claims on SMEs and individuals	—	—	—
Mortgage-backed housing loans	—	—	—
Claims on projects including acquisition of real estate properties	1,451	1,451	58
Loans past due for three months or more	452	520	21
Cash items in process of collection	—	—	—
Loans guaranteed by Credit Guarantee Association etc.	3	0	0
Loans guaranteed by Industrial Revitalization Corporation of Japan (IRCJ)	—	—	—
Equity etc.	2,163	2,058	82
Securitization (as originating bank)	32	8	0
Rating-based approach	17	8	0
Look-through approach	—	—	—
Capital deduction (as transitional arrangement under Article 15 of Supplementary Provision)	—	—	—
Capital deduction (other)	15	—	—
Securitization (not as originating bank)	6,927	5,371	215
Rating-based approach	2,191	1,355	54
Look-through approach	3,757	4,016	161
Capital deduction (transitional arrangement under Article 15 of the Supplementary Provision)	553	—	—
Capital deduction (other)	425	—	—
Fund (look-through approach)	3,235	4,758	190
Risk weight 0% to 20%	112	1	0
Risk weight>20%≦50%	33	13	1
Risk weight>50%≦100%	675	590	24
Risk weight>100%≦150%	1,205	1,651	66
Risk weight>150%	1,000	2,503	100
Capital deduction	209	—	—
Other	771	771	31
Total	69,516	42,999	1,720

Notes 1: Amount of Exposure
- After deducting the amount equivalent to partial direct write-offs (before applying credit risk mitigation effect). Specific loan-loss reserves and reserves for specific overseas loans are not subject to the deduction.
- The amount is equivalent to credit extension set forth in the Notification (after the effect of deducting the amount equivalent to credit extension under the close-out netting agreement).

2: Amount of Credit Risk Asset
- After applying credit risk mitigation effect.

3: Amount of Capital Requirements
- As the standard approach and domestic standard are adopted by Aozora Bank, the amount is calculated with the following formula: 4% X the amount of credit risk asset.

4: Disclosure of Average Balance
- FYE2007/3 is the first year to apply the Notification, and average balance of FY2006 is not disclosed as it is difficult to grasp the figures retroactively. Same applies to the charts below.

5: Indication Method after the Decimal Point
- The amount is rounded to the nearest whole number. Same applies to the charts below.

0218

Breakdown by Portfolios (Consolidated)

(100 Million Yen)

Category	FY March-End 2007 Outstanding Amount		
	Amount of Exposure	Amount of Credit Risk Asset	Amount of Capital Requirements
Cash	96	—	—
Claims on Japanese government/bank	15,170	—	—
Claims on foreign central government/bank	1,746	2	0
Claims on Bank of International Settlement (BIS)	—	—	—
Claims on Japanese local public bodies	826	7	0
Claims on non-central government public sector entities (PSEs) of foreign countries	1,204	241	10
Claims on multilateral development banks (MDBs)	—	—	—
Claims on organs affiliated with the Japanese government	1,349	135	5
Claims on three major local public corporations	53	3	0
Claims on financial institutions and securities firms	3,972	968	39
Claims on corporate	29,802	26,249	1,050
Claims on SMEs and individuals	—	—	—
Mortgage-backed housing loans	—	—	—
Claims on projects including acquisition of real estate properties	1,451	1,451	58
Loans past due for three months or more	1,246	1,710	68
Cash items in process of collection	—	—	—
Loans guaranteed by Credit Guarantee Association etc.	3	0	0
Loans guaranteed by Industrial Revitalization Corporation of Japan (IRCJ)	—	—	—
Equity etc.	1,913	1,808	72
Securitization (as originating bank)	32	8	0
Rating-based approach	17	8	0
Look-through approach	—	—	—
Capital deduction (as transitional arrangement under Article 15 of the Supplementary Provision)	—	—	—
Capital deduction (other)	15	—	—
Securitization (not as originating bank)	7,116	5,560	222
Rating-based approach	2,191	1,355	54
Look-through approach	3,946	4,205	168
Capital deduction (transitional arrangement under Article 15 of Supplementary Provision)	553	—	—
Capital deduction (other)	425	—	—
Fund (look-through approach)	2,242	3,482	139
Risk weight 0% to 20%	112	1	0
Risk weight>20%≦50%	15	6	0
Risk weight>50%≦100%	531	471	19
Risk weight>100%≦150%	384	509	20
Risk weight>150%	995	2,495	100
Capital deduction	204	—	—
Other	1,137	1,137	45
Total	69,357	42,763	1,711

Notes 1: Amount of Exposure
- After deducting the amount equivalent to partial direct write-offs (before applying credit risk mitigation effect). Specific loan-loss reserves and reserves for specific overseas loans are not subject to the deduction.
- The amount is equivalent to credit extension set forth in the Notification (after the effect of deducting the amount equivalent to credit extension under the close-out netting agreement).

2: Amount of Credit Risk Asset
- After applying credit risk mitigation effect.

3: Amount of Capital Requirements
- As the standard approach and domestic standard are adopted by Aozora Bank, the amount is calculated with the following formula: 4% X the amount of credit risk asset.

4: Disclosure of Average Balance
- FYE2007/3 is the first year to apply the Notification, and average balance of FY2006 is not disclosed as it is difficult to grasp the figures retroactively. Same applies to the charts below.

(2) Amount of capital required to cover credit risk related to exposures for which credit risk assets are deemed applicable:
This topic has already been addressed in "Quantitative Disclosure 3. (1)" above.

(3) Amount of capital required to cover market risk and amounts presented by each method used by the Consolidated Group:
This information is described in the Risk Management section of this annual report under the heading "Market Risk Management."

(4) Amount of capital required to cover operational risk and amounts presented by each method used by the Consolidated Group:
This information is described in the Consolidated Financial Review: Consolidated Capital Adequacy Ratio (Domestic Standard), the Non-Consolidated Financial Review: Non-Consolidated Capital Adequacy Ratio (Domestic Standard) and in the Risk Management section of this annual report under the heading "Operational Risk Management."

(5) Capital adequacy ratio and Tier I ratio:

These ratios are described in the Consolidated Financial Review: Consolidated Capital Adequacy Ratio (Domestic Standard), and the Non-Consolidated Financial Review: Non-Consolidated Capital Adequacy Ratio (Domestic Standard).

(6) Total capital requirements:

The aggregate amount is described in the Consolidated Financial Review: Consolidated Capital Adequacy Ratio (Domestic Standard), and the Non-Consolidated Financial Review: Non-Consolidated Capital Adequacy Ratio (Domestic Standard).

4. Items pertaining to credit risk

(1) Breakdown of year-end credit risk exposure balance by area, industry and residual period, as well as category:

Breakdown of Exposure by Area (Non-Consolidated)

(100 Million Yen)

	Outstanding Exposure as of Fiscal Year March-End 2007			
Area	Loans etc.	Securities	OTC Derivatives	Total
Japan	39,794	13,528	2,017	55,339
Overseas	3,497	9,801	879	14,177
Total	43,291	23,329	2,896	69,516

Note: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

Breakdown of Exposure by Area (Consolidated)

(100 Million Yen)

	Outstanding Exposure as of Fiscal Year March-End 2007			
Area	Loans etc.	Securities	OTC Derivatives	Total
Japan	40,546	12,440	2,017	55,003
Overseas	7,225	6,250	879	14,354
Total	47,771	18,690	2,896	69,357

Note: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

Breakdown of Exposure by Industry Sector (Non-Consolidated)

(100 Million Yen)

	Outstanding Exposure as of Fiscal Year March-End 2007			
Industry Sector	Loans etc.	Securities	OTC Derivatives	Total
Sovereign	7,489	13,183	14	20,686
Financial Institution	2,556	323	1,239	4,118
Manufacturer	3,987	229	422	4,638
Agriculture/Forestry/Fisheries	54	—	1	55
Mining	71	—	—	71
Construction	439	3	70	512
Utilities (Electric Power/Gas/Heat Supply/ Water Service)	600	3	33	637
Information & Telecommunication	1,254	264	14	1,532
Transport	1,793	11	24	1,828
Wholesale/Retail	2,459	49	242	2,749
Other Financial Business (moneylending, leasing)	9,077	7,839	214	17,129
Real Estate	9,211	570	23	9,804
Various Services (excluding leasing)	3,033	161	15	3,208
Others	1,269	695	586	2,550
Total	43,291	23,329	2,896	69,516

Notes 1: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

2: The category of Sovereign includes the exposures to sovereign as stipulated in the Notification.

3: The category of Financial Institution includes exposures to financial institutions as stipulated in the Notification.

Breakdown of Exposure by Industry Sector (Consolidated)

(100 Million Yen)

Industry Sector	Outstanding Exposure as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
Sovereign	7,489	13,183	14	20,686
Financial Institution	2,537	214	1,239	3,991
Manufacturer	5,085	230	422	5,737
Agriculture/Forestry/Fisheries	56	—	1	57
Mining	141	—	—	141
Construction	442	4	70	516
Utilities (Electric Power/Gas/Heat Supply/ Water Service)	668	3	33	704
Information & Telecommunication	2,406	255	14	2,675
Transport	1,874	11	24	1,910
Wholesale/Retail	2,657	49	242	2,948
Other Financial Business (moneylending, leasing)	9,021	2,798	214	12,033
Real Estate	9,233	571	23	9,826
Various Services (excluding leasing)	3,741	118	15	3,874
Others	2,420	1,255	586	4,260
Total	47,771	18,690	2,896	69,357

Notes 1: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.
2: The category of Sovereign includes the exposures to sovereign as stipulated in the Notification.
3: The category of Financial Institution includes exposures to financial institutions as stipulated in the Notification.

Breakdown of Exposure by Remaining Period (Non-Consolidated)

(100 Million Yen)

Remaining Period	Outstanding Exposure as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
>1 year	13,521	6,998	145	20,664
≤1 year < 5 years	18,378	8,844	1,537	28,759
≥5 years	11,391	7,487	1,214	20,092
Total	43,291	23,329	2,896	69,516

Notes 1: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.
2: Exposures with remaining period ≥ 5 years also include the transactions for which no maturity period is stipulated.

Breakdown of Exposure by Remaining Period (Consolidated)

(100 Million Yen)

Remaining Period	Outstanding Exposure as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
>1 year	13,356	6,998	145	20,499
≤1 year < 5 years	19,103	7,040	1,537	27,680
≥5 years	15,312	4,652	1,214	21,178
Total	47,771	18,690	2,896	69,357

Notes 1: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.
2: Exposures with remaining period ≥ 5 years also include the transactions for which no maturity period is stipulated.

0221

(2) Balance of year-end exposures on loans overdue three months or more and breakdown by area and industry:

Breakdown of Exposure Overdue for Three Months or More by Area (Non-Consolidated)

(100 Million Yen)

Area	Outstanding Exposure Overdue for Three Months or More as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
Japan	407	3	1	411
Overseas	41	—	—	41
Total	448	3	1	452

Note: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

Breakdown of Exposure Overdue for Three Months or More by Area (Consolidated)

(100 Million Yen)

Area	Outstanding Exposure Overdue for Three Months or More as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
Japan	1,188	3	1	1,192
Overseas	55	—	—	55
Total	1,242	3	1	1,246

Note: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

Breakdown of Exposure Overdue for Three Months or More by Industry Sector (Non-Consolidated)

(100 Million Yen)

Industry Sector	Outstanding Exposure Overdue for Three Months or More as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
Sovereign	9	—	—	9
Financial Institution	—	—	—	—
Manufacturer	36	—	0	36
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	27	—	—	27
Utilities (Electric Power/Gas/Heat Supply/Water Service)	0	—	—	0
Information & Telecommunication	16	—	0	16
Transport	11	—	—	11
Wholesale/Retail	7	2	1	11
Other Financial Business (moneylending, leasing)	5	—	—	5
Real Estate	118	—	—	118
Various Services (excluding leasing)	220	1	0	221
Others	1	—	—	1
Total	448	3	1	452

Note: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

Breakdown of Exposure Overdue for Three Months or More by Industry Sector (Consolidated)

(100 Million Yen)

Industry Sector	Outstanding Exposure Overdue for Three Months or More as of Fiscal Year March-End 2007			
	Loans etc.	Securities	OTC Derivatives	Total
Sovereign	9	—	—	9
Financial Institution	—	—	—	—
Manufacturer	46	—	0	47
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	27	—	—	27
Utilities (Electric Power/Gas/Heat Supply/Water Service)	4	—	—	4
Information & Telecommunication	16	—	0	16
Transport	11	—	—	11
Wholesale/Retail	7	2	1	11
Other Financial Business (moneylending, leasing)	5	—	—	5
Real Estate	118	—	—	118
Various Services (excluding leasing)	220	1	0	221
Others	781	—	—	781
Total	1,242	3	1	1,246

Note: Loans etc. include on-balance and off-balance sheet exposures such as loans and commitment line etc. other than Securities and OTC Derivatives above.

0222

(3) Year-end balances and year-on-year changes for general reserve for possible loan losses, specific loan reserve and country risk reserve:

Breakdown of Reserves by Area (Non-Consolidated)

(100 Million Yen)

Area	Outstanding Reserves as of Fiscal Year March-End 2007			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Japan	—	153	—	153
Overseas	—	4	1	4
Total	466	157	1	623

Area	Outstanding Reserves as of Fiscal Year March-End 2006			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Japan	—	187	—	187
Overseas	—	—	4	4
Total	627	187	4	817

Area	Reserves (Differrence)			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Japan	—	(34)	—	(34)
Overseas	—	4	(3)	—
Total	(161)	(30)	(3)	(194)

Breakdown of Reserves by Area (Consolidated)

(100 Million Yen)

Area	Outstanding Reserves as of Fiscal Year March-End 2007			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Japan	—	153	—	153
Overseas	—	4	1	4
Total	468	157	1	626

Area	Outstanding Reserves as of Fiscal Year March-End 2006			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Japan	—	187	—	187
Overseas	—	—	4	4
Total	627	187	4	817

Area	Reserves (Difference)			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Japan	—	(34)	—	(34)
Overseas	—	4	(3)	—
Total	(158)	(30)	(3)	(191)

Breakdown of Reserves by Industry Sector (Non-Consolidated)

(100 Million Yen)

Industry Sector	Outstanding Reserves as of Fiscal Year March-End 2007			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Sovereign	—	105	—	105
Financial Institution	—	—	—	—
Manufacturer	—	8	—	8
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	—	—	—	—
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—	—	—	—
Information & Telecommunication	—	4	—	4
Transport	—	4	—	4
Wholesale/Retail	—	6	—	6
Other Financial Business (moneylending, leasing)	—	5	—	5
Real Estate	—	—	—	—
Various Services (excluding leasing)	—	23	1	24
Others	—	—	—	—
Total	466	157	1	623

Industry Sector	Outstanding Reserves as of Fiscal Year March-End 2006			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Sovereign	—	114	—	114
Financial Institution	—	—	—	—
Manufacturer	—	9	—	9
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	—	7	—	7
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—	—	—	—
Information & Telecommunication	—	—	—	—
Transport	—	3	—	4
Wholesale/Retail	—	6	—	6
Other Financial Business (moneylending, leasing)	—	—	—	—
Real Estate	—	24	—	24
Various Services (excluding leasing)	—	22	3	25
Others	—	—	—	—
Total	627	187	4	817

Industry Sector	Reserves (Difference)			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Sovereign	—	(9)	—	(9)
Financial Institution	—	—	—	—
Manufacturer	—	(1)	—	(1)
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	—	(7)	—	(7)
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—	—	—	—
Information & Telecommunication	—	4	—	4
Transport	—	1	—	—
Wholesale/Retail	—	—	—	—
Other Financial Business (moneylending, leasing)	—	5	—	5
Real Estate	—	(24)	—	(24)
Various Services (excluding leasing)	—	1	(2)	(1)
Others	—	—	—	—
Total	(161)	(30)	(3)	(194)

Breakdown of Reserves by Industry Sector (Consolidated)

(100 Million Yen)

Industry Sector	Outstanding Reserves as of Fiscal Year March-End 2007			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Sovereign	—	105	—	105
Financial Institution	—	—	—	—
Manufacturer	—	8	—	8
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	—	—	—	—
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—	—	—	—
Information & Telecommunication	—	4	—	4
Transport	—	4	—	4
Wholesale/Retail	—	6	—	6
Other Financial Business (moneylending, leasing)	—	5	—	5
Real Estate	—	—	—	—
Various Services (excluding leasing)	—	23	1	24
Others	—	—	—	—
Total	468	157	1	626

Industry Sector	Outstanding Reserves as of Fiscal Year March-End 2006			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Sovereign	—	114	—	114
Financial Institution	—	—	—	—
Manufacturer	—	9	—	9
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	—	7	—	7
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—	—	—	—
Information & Telecommunication	—	—	—	—
Transport	—	3	—	4
Wholesale/Retail	—	6	—	6
Other Financial Business (moneylending, leasing)	—	—	—	—
Real Estate	—	24	—	24
Various Services (excluding leasing)	—	22	3	25
Others	—	—	—	—
Total	627	187	4	817

Industry Sector	Reserves (Difference)			
	General Reserve	Specific Reserve	Reserve for Loans to Restructuring Countries	Total
Sovereign	—	(9)	—	(9)
Financial Institution	—	—	—	—
Manufacturer	—	(1)	—	(1)
Agriculture/Forestry/Fisheries	—	—	—	—
Mining	—	—	—	—
Construction	—	(7)	—	(7)
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—	—	—	—
Information & Telecommunication	—	4	—	4
Transport	—	1	—	—
Wholesale/Retail	—	—	—	—
Other Financial Business (moneylending, leasing)	—	5	—	5
Real Estate	—	(24)	—	(24)
Various Services (excluding leasing)	—	1	(2)	(1)
Others	—	—	—	—
Total	(158)	(30)	(3)	(191)

0225

(4) Breakdown of Write-Offs by Industry Sector (Non-Consolidated)

(100 Million Yen)

Industry Sector	Write-offs
Sovereign	—
Financial Institution	—
Manufacturer	3
Agriculture/Forestry/Fisheries	—
Mining	—
Construction	—
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—
Information & Telecommunication	4
Transport	—
Wholesale/Retail	3
Other Financial Business (moneylending, leasing)	27
Real Estate	—
Various Services (excluding leasing)	4
Others	—
Total	40

Breakdown of Write-Offs by Industry Sector (Consolidated)

(100 Million Yen)

Industry Sector	Write-offs
Sovereign	—
Financial Institution	—
Manufacturer	3
Agriculture/Forestry/Fisheries	—
Mining	—
Construction	—
Utilities (Electric Power/Gas/Heat Supply/Water Service)	—
Information & Telecommunication	4
Transport	—
Wholesale/Retail	3
Other Financial Business (moneylending, leasing)	27
Real Estate	—
Various Services (excluding leasing)	4
Others	—
Total	40

(5) Outstanding Exposure after Recognizing Credit Risk Mitigants by Risk Weight (Non-Consolidated)

(100 Million Yen)

	FY March-End 2007		
	Amount of Exposure		
Risk Weight		Application of External Rating	Amount of Capital Deduction
0%	19,874	1,734	—
>0%≦10%	1,624	0	—
>10%≦20%	7,956	7,855	—
>20%≦50%	4,656	3,731	—
>50%≦75%	489	256	—
>75%≦100%	28,184	4,246	—
>100%≦150%	2,075	39	—
>150%	3,420	244	—
Capital Deduction	1,238	41	909
Total	69,516	18,146	909

Notes 1: In the "Application of External Rating" section, the exposures to which an external rating is applied in the calculation of risk weight are included.
2: Capital Deduction above includes the amount deducted from capital in accordance with Article 43.1.2 and 43.1.5 of the Notification.

0226

Outstanding Exposure after Recognizing Credit Risk Mitigants by Risk Weight (Consolidated)

(100 Million Yen)

Risk Weight	FY March-End 2007		
	Amount of Exposure		Amount of Capital Deduction
		Application of External Rating	
0%	24,064	1,734	—
>0%≤10%	1,624	0	—
>10%≤20%	7,936	7,835	—
>20%≤50%	4,639	3,731	—
>50%≤75%	455	256	—
>75%≤100%	26,915	5,158	—
>100%≤150%	1,253	1,362	—
>150%	1,239	244	—
Capital Deduction	1,233	41	904
Total	69,357	20,361	904

Notes 1: In the "Application of External Rating" section, the exposures to which an external rating is applied in the calculation of risk weight are included.
2: Capital Deduction above includes the amount deducted from capital in accordance with Article 43.1.2 and 43.1.5 of the Notification.

5. Items pertaining to credit risk mitigation techniques

Breakdown of Exposure for which Credit Risk Mitigants Are Applied (Non-Consolidated)

(100 Million Yen)

Credit Risk Mitigant	Amount of Exposure (FY March-End 2007)
Eligible Financial Collateral	846
Cash and Deposits at Aozora	159
Debt Securities	9
Equities	678
Others	—
Guarantees and Credit Derivatives	2,197
Guarantees	536
Credit Derivatives	1,661
Total	3,043

Notes 1: The exposure above does not include the amount for which the credit risk mitigant is recognized through netting between loan and deposits at the Bank under the netting agreement (Article 117 of the Notification).
2: Regarding the issuers of equities and debt securities included in Eligible Financial Assets, we have confirmed that the risk of concentration in individual companies or industries is modest.

Breakdown of Exposure for which Credit Risk Mitigants Are Applied (Consolidated)

(100 Million Yen)

Credit Risk Mitigant	Amount of Exposure (FY March-End 2007)
Eligible Financial Collateral	846
Cash and Deposits at Aozora	159
Debt Securities	9
Equities	678
Others	—
Guarantees and Credit Derivatives	2,197
Guarantees	536
Credit Derivatives	1,661
Total	3,043

Notes 1: The exposure above does not include the amount for which the credit risk mitigant is recognized through netting between loan and deposits at the Bank under the netting agreement (Article 117 of the Notification).
2: Regarding the issuers of equities and debt securities included in Eligible Financial Assets, we have confirmed that the risk of concentration in individual companies or industries is modest.

0227

6. Items pertaining to counterparty risk on derivative product transactions

Breakdown of Derivative Products (Non-Consolidated)

(100 Million Yen)

	FY March-End 2007				
Type of Transaction	Gross Replacement Cost (A)	Gross Add-On (B)	Credit-Equivalent Amount (before credit risk mitigating effect is recognized) (C) = (A) + (B)	Credit-Equivalent Amount Reduction Effect through Eligible Financial Collateral (Δ) (D)	Credit-Equivalent Amount (after credit risk mitigating effect is recognized) (E) = (C) + (D)
Forex and Gold-Related	330	512	842	—	842
Interest Rate-Related	650	799	1,449	—	1,449
Equity-Related	—	—	—	—	—
Precious Metal-Related (excluding Gold-Related)	—	—	—	—	—
Other Commodity-Related	0	1	1	—	1
Credit Derivatives (counterparty risk)	17	327	344	—	344
Credit-Equivalent Amount Reduction Effect through Close-Out Netting Agreement	—	(1,149)	(1,149)	—	(1,149)
Total	997	490	1,487	—	1,487

Breakdown of Derivative Products (Consolidated)

(100 Million Yen)

	FY March-End 2007				
Type of Transaction	Gross Replacement Cost (A)	Gross Add-On (B)	Credit-Equivalent Amount (before credit risk mitigating effect is recognized) (C) = (A) + (B)	Credit-Equivalent Amount Reduction Effect through Eligible Financial Collateral (Δ) (D)	Credit-Equivalent Amount (after credit risk mitigating effect is recognized) (E) = (C) + (D)
Forex and Gold-Related	330	512	842	—	842
Interest Rate-Related	650	799	1,449	—	1,449
Equity-Related	—	—	—	—	—
Precious Metal-Related (excluding Gold-Related)	—	—	—	—	—
Other Commodity-Related	0	1	1	—	1
Credit Derivatives (counterparty risk)	17	327	344	—	344
Credit-Equivalent Amount Reduction Effect through Close-Out Netting Agreement	—	(1,149)	(1,149)	—	(1,149)
Total	997	490	1,487	—	1,487

Breakdown of Eligible Financial Collateral Associated with Derivatives by Type (Non-Consolidated, Consolidated)

No applicable transactions exist as of FY March-end 2007.

Breakdown of Credit Derivative Transactions (Non-Consolidated)

(100 Million Yen)

Type of Transaction	FY March-End 2007	
	Purchase or Supply of Guarantee	Notional Principal
Transactions subject to the calculation of credit equivalent amount		6,781
Credit Derivatives (credit reference asset of single organization)	Purchase	3,009
	Supply	3,653
First-to-Default Type	Purchase	—
	Supply	120
Second-to-Default Type	Purchase	—
	Supply	—
Transactions not subject to the calculation of credit-equivalent amount	Purchase	1,852

Note: The amount used in order to recognize the effect of credit risk mitigant is provided in the transactions not subject to the calculation of credit-equivalent amount.

Breakdown of Credit Derivative Transactions (Consolidated)

(100 Million Yen)

Type of Transaction	FY March-End 2007	
	Purchase or Supply of Guarantee	Notional Principal
Transactions subject to the calculation of credit equivalent amount		6,781
Credit Derivatives (Credit Reference Asset of Single Organization)	Purchase	3,009
	Supply	3,653
First-to-Default Type	Purchase	—
	Supply	120
Second-to-Default Type	Purchase	—
	Supply	—
Transactions not subject to the calculation of credit-equivalent amount	Purchase	1,852

Note: The amount used in order to recognize the effect of credit risk mitigant is provided in the transactions not subject to the calculation of credit-equivalent amount.

7. Items pertaining to securitization transactions

Securitization-Related Transactions

Securitization Exposure Held by the Bank (Non-Consolidated)

(100 Million Yen)

Category of Underlying Asset	Exposure as of FY March-End 2007		
	Case of Originator	Case of Investor	Total
Project Finance	—	121	121
Equities	—	862	862
Loans to Businesses	—	468	468
Residential Loan Receivables	—	379	379
Ships/Aircrafts	—	166	166
Real Estate	32	3,933	3,964
Non-Performing Loans	—	535	535
Lease Receivables	—	30	30
Consumer Loan Receivables	—	397	397
Others	—	35	35
Total	32	6,927	6,959

Securitization Exposure Held by the Bank (Consolidated)

(100 Million Yen)

Category of Underlying Asset	Exposure as of FY March-End 2007		
	Case of Originator	Case of Investor	Total
Project Finance	—	211	211
Equities	—	862	862
Loans to Businesses	—	568	568
Residential Loan Receivables	—	379	379
Ships/Aircrafts	—	166	166
Real Estate	32	3,933	3,964
Non-Performing Loans	—	535	535
Lease Receivables	—	30	30
Consumer Loan Receivables	—	397	397
Others	—	35	35
Total	32	7,116	7,148

0229

Securitization-Related Transactions

Outstanding Securitization Exposure Held by the Bank by Risk Weight (In an Appropriate Number) and Capital Requirement Thereof (Non-Consolidated)

(100 Million Yen)

Risk Weight	FY March-End 2007					
	Case of Originator		Case of Investor		Total	
	Outstanding	Capital Requirement	Outstanding	Capital Requirement	Outstanding	Capital Requirement
0%	—	—	—	—	—	—
>0%≤20%	—	—	1,081	9	1,081	9
>20%≤50%	17	0	669	14	688	14
>50%≤100%	—	—	3,535	146	3,535	146
>100%≤350%	—	—	664	45	664	45
>350%	—	—	—	—	—	—
Capital Deduction	15	—	978	—	993	—
Total	32	0	6,927	214	6,959	214

Outstanding Securitization Exposure Held by the Bank by Risk Weight (In an Appropriate Number) and Capital Requirement Thereof (Consolidated)

(100 Million Yen)

Risk Weight	FY March-End 2007					
	Case of Originator		Case of Investor		Total	
	Outstanding	Capital Requirement	Outstanding	Capital Requirement	Outstanding	Capital Requirement
0%	—	—	—	—	—	—
>0%≤20%	—	—	1,081	9	1,081	9
>20%≤50%	17	0	669	14	686	14
>50%≤100%	—	—	3,724	153	3,724	153
>100%≤350%	—	—	664	45	664	45
>350%	—	—	—	—	—	—
Capital Deduction	15	—	978	—	993	—
Total	32	0	7,116	221	7,148	221

Securitization-Related Transactions Originated by Aozora

Breakdown of Major Underlying Assets by Type (Non-Consolidated)

(100 Million Yen)

Category of Underlying Asset	FY March-End 2007					
	Securitization Exposure Held as an Originator	Amount of Underlying Asset			Amount of Exposure Overdue for Three Months or More	Loss for the Term
		Total	Asset Transfer Securitization	Synthetic Securitization		
Project Finance	—	—		—	—	—
Equities	—	—		—	—	—
Loans to Businesses	—	—		—	—	—
Residential Loan Receivables	—	—		—	—	—
Ships/Aircrafts	—	—		—	—	—
Real Estate	32	201	201	—	—	—
Non-Performing Loans	—	—		—	—	—
Lease Receivables	—	—		—	—	—
Consumer Loan Receivables	—	—		—	—	—
Others	—	—		—	—	—
Total	32	201	201	—	—	—

Breakdown of Major Underlying Assets by Type (Consolidated)

(100 Million Yen)

Category of Underlying Asset	FY March-End 2007					
	Securitization Exposure Held as an Originator	Amount of Underlying Asset			Amount of Exposure Overdue for Three Months or More	Loss for the Term
		Total	Asset Transfer Securitization	Synthetic Securitization		
Project Finance	—	—		—	—	—
Equities	—	—		—	—	—
Loans to Businesses	—	—		—	—	—
Residential Loan Receivables	—	—		—	—	—
Ships/Aircrafts	—	—		—	—	—
Real Estate	32	201	201	—	—	—
Non-Performing Loans	—	—		—	—	—
Lease Receivables	—	—		—	—	—
Consumer Loan Receivables	—	—		—	—	—
Others	—	—		—	—	—
Total	32	201	201	—	—	—

0230

Securitization-Related Transactions (Non-Consolidated)

Securitization Exposure Deducted from Equity Capital in Accordance with Article 247 of the Notification and Breakdown of Major Underlying Assets by Type (Non-Consolidated)

(100 Million Yen)

	Amount of Capital Deduction as of FY March-End 2007					
	Case of Originator		Case of Investor		Total	
Category of Underlying Asset	Amount of Exposure	Amount of Capital Deduction	Amount of Exposure	Amount of Capital Deduction	Amount of Exposure	Amount of Capital Deduction
Project Finance	—	—	5	5	5	5
Equities	—	—	18	18	18	18
Loans to Businesses	—	—	34	34	34	34
Residential Loan Receivables	—	—	—	—	—	—
Ships/Aircrafts	—	—	30	30	30	30
Real Estate	15	15	883	558	898	573
Non-Performing Loans	—	—	11	7	11	7
Lease Receivables	—	—	—	—	—	—
Consumer Loan Receivables	—	—	—	—	—	—
Others	—	—	35	35	35	35
Total	15	15	1,014	685	1,029	700

Note: The figures above include the amount of capital deduction by applying the Supplementary Article 15 of the Notification.

Securitization-Related Transactions (Consolidated)

Securitization Exposure Deducted from Equity Capital in Accordance with Article 247 of the Notification and Breakdown of Major Underlying Assets by Type (Consolidated)

(100 Million Yen)

	Amount of Capital Deduction as of FY March-End 2007					
	Case of Originator		Case of Investor		Total	
Category of Underlying Asset	Amount of Exposure	Amount of Capital Deduction	Amount of Exposure	Amount of Capital Deduction	Amount of Exposure	Amount of Capital Deduction
Project Finance	—	—	5	5	5	5
Equities	—	—	18	18	18	18
Loans to Businesses	—	—	34	34	34	34
Residential Loan Receivables	—	—	—	—	—	—
Ships/Aircrafts	—	—	30	30	30	30
Real Estate	15	15	883	558	898	573
Non-Performing Loans	—	—	11	7	11	7
Lease Receivables	—	—	—	—	—	—
Consumer Loan Receivables	—	—	—	—	—	—
Others	—	—	35	35	35	35
Total	15	15	1,014	685	1,029	700

Note: The figures above include the amount of capital deduction by applying the Supplementary Article 15 of FSA Public Ministrial Notice on Capital Adequacy Ratio, "Transitional Arrangements Regarding Securitization Exposure."

Securitization-Related Transactions Originated by Aozora

Outline of Exposures Securitized for the Current Term (Including the Amount of Exposure Securitized for the Current Term and Breakdown of Major Underlying Assets by Type) (Non-Consolidated)

(100 Million Yen)

	FY March-End 2007		
Category of Underlying Asset	Amount Securitized for the Current Term	Amount Equivalent to Equity Capital	Profit & Loss on Sale Recognized During the Current Term
Project Finance	—	—	—
Equities	—	—	—
Loans to Businesses	—	—	—
Residential Loan Receivables	—	—	—
Ships/Aircrafts	—	—	—
Real Estate	198	—	—
Non-Performing Loans	—	—	—
Lease Receivables	—	—	—
Consumer Loan Receivables	—	—	—
Others	—	—	—
Total	198	—	—

Note: The amount equivalent to the increased equity capital in tandem with securitization originated by Aozora Bank is provided as the amount equivalent to equity capital. The applicable transactions do not exist in the current term.

0231

Securitization-Related Transactions Originated by Aozora

Outline of Exposures Securitized for the Current Term (Including the Amount of Exposure Securitized for the Current Term and Breakdown of Major Underlying Assets by Type) (Consolidated)

(100 Million Yen)

	FY March-End 2007		
Category of Underlying Asset	Amount Securitized for the Current Term	Amount Equivalent to Equity Capital	Profit & Loss on Sale Recognized During the Current Term
Project Finance	—	—	—
Equities	—	—	—
Loans to Businesses	—	—	—
Residential Loan Receivables	—	—	—
Ships/Aircrafts	—	—	—
Real Estate	198	—	—
Non-Performing Loans	—	—	—
Lease Receivables	—	—	—
Consumer Loan Receivables	—	—	—
Others	—	—	—
Total	198	—	—

Note: The amount equivalent to the increased equity capital in tandem with securitization originated by Aozora Bank is provided as the Amount Equivalent to Equity Capital. The applicable transactions do not exist in the current term.

8. Items pertaining to market risk

(1) The Value at Risk (VaR) number at year-end as well as the highest, lowest and average VaR numbers during the disclosure period

(2) Back-testing results and explanations in the event actual losses strayed significantly downward from VaR numbers

These items are described in the Risk Management section of this annual report under the heading "Market Risk Management."

9. Items pertaining to equity exposures in the banking book

(1) Balance sheet amount

(Millions of Yen)

	Non-Consolidated	Consolidated
(Consolidated) Balance sheet amount	216,299	191,289
Listed stock exposures	63,423	63,446
Other	152,876	127,843

(2) Gains and losses on sales, and write-offs of equity exposure

(Millions of Yen)

	Non-Consolidated	Consolidated
Gains on sales	12,511	12,876
Loss on sales	450	450
Write-off	27	27

(3) Unrealized losses recognized on the balance sheet but not recognized on the statement of income

Consolidated: ¥2,825 million

Non-Consolidated: ¥2,806 million

(4) Unrealized losses not recognized on the balance sheet or the statement of income

Consolidated: Not applicable

Non-Consolidated: Not applicable

10. Amount of exposures to which credit risk asset calculation is applied

This item is described in Quantitative Disclosure 3. (1) above.

11. Losses on interest rate shocks based on internal measures for interest rate risk related to the banking book, and changes in economic prices

These items are described in the Risk Management section of this annual report under the heading "Market Risk Management."

Corporate Data

Business Activities

- **Deposits**

  Deposits

  Checking accounts, savings accounts, time deposits, deposits-at-notice, tax-savings deposits, non-residents deposits in yen and deposits in foreign currencies

  Negotiable certificates of deposit

- **Debentures**

  Issuance of debentures and discounted debentures

- **Lending**

  Loans

  Loans on deeds, loans on notes and overdraft

  Discount on promissory notes

  Bankers' acceptances and discounts on commercial bills and documentary drafts

- **Securities investment business**

  Public bonds, local bonds, corporate bonds, equity and other securities for cash reserves for payment of the deposit and fund management

- **Domestic exchange**

  Such services as money orders between branches of the Bank and those of other banks, collection of payments, etc.

- **Foreign exchange**

  Remittance to foreign countries and other foreign-currency-related businesses

- **Consignment of bonds and registration**

  Consignment business for soliciting or managing public bonds, registration of public bonds as a registered institution and issue agent or payment agent

- **Other services**

  1. Guarantee of liabilities (acceptances and guarantees)
  2. Lending of securities
  3. Underwriting of public bonds
  4. Over-the-counter sales of public bonds, including national government bonds, and securities investment trusts
  5. Trust business for secured corporate bonds
  6. Agency business
     ① Revenue agency for Bank of Japan and agency business for national bonds
     ② Receipt of public funds of local public entities, including Tokyo
     ③ Japan Finance Corporation for Small and Medium Enterprises; Organization for Workers' Retirement Allowance Mutual Aid; Government Pension Investment Fund; Japan National Oil Corporation; and Welfare and Medical Service Agency
  7. Custody services and rental of safe-deposit boxes
  8. Interest rate, currency and other derivative transactions
  9. Over-the-counter sales of insurance products

Organization Chart (As of June 28, 2007)


Shareholders
Corporate Auditors
Board of Corporate Auditors
Office of Corporate Auditors
Board of Directors
Chairman
President
General Counsel
Legal & Compliance Div.
Office of Corporate Secretary
Shareholders & Regulators Communication Div.
Corporate Development Div.
Human Resources Div.
Credit Examination Div.
Internal Audit Div.
Head of Corporate & Investment Banking Group
Head of Integrated Risk Management Group
Retail Banking Group Group Head
Corporate Banking Group Group Head
Investment Banking Group Group Head
Senior Relationship Banking Group Group Head
Global Investment Group Group Head
Financial Institution Group Group Head
Financial Markets Group Group Head
CFO (Chief Financial Officer)
CTO (Chief Technology Officer)
CMRO (Chief Market Risk Officer)
CCRO (Chief Credit Risk Officer)
Retail Operation & Technology Div.
Retail Products & Marketing Div.
Wealth Management Div.
Loan Center
Retail Banking Div.
Branch Retail Business
Branch Retail Business II
Corporate Business Div.
Corporate Business Div. II
Marketing Div.
Special Finance Div.
Real Estate Finance Div.
Leveraged Finance Div.
Asset Finance Div.
Private Equity Div.
Capital Markets Div.
ALS
AIC
Global Investment Div.
Overseas Representative Offices (New York, Singapore, Seoul, Jakarta, Shanghai)
Structured Credit Div.
AIM
AAPF
Financial Institutions Management Div.
Securities Business Div.
Capital Markets Div.
Financial Institutions Div.
Aozora Trust
Aozora Securities
Derivatives Sales Div.
Treasury Div.
Securities Investment Div.
Fund Investment Div.
Financial Control Div.
Financial Management Div.
Financial Systems & Architecture Div.
Operations Management Div.
Crisis Management Div.
IT Management Div.
Banking Administration Div.
Corporate Banking Services Div.
Markets & International Administration Div.
NS
Market Risk Management Div.
Credit Risk Management Div.
Credit Div. I
Credit Div. II
Workout Div.
Operational Risk Management Div.
Integrated Risk Management Div.
[Branches]
Kansai Br. Nagoya Br. Fukuoka Br. Sendai Br. Sapporo Br. Hiroshima Br. Takamatsu Br. Kanazawa Br.
Shinjuku Br. Nihonbashi Br. Shibuya Br. Ueno Br. Ikebukuro Br. Yokohama Br. Chiba Br. Osaka Br. Umeda Br. Kyoto Br.

0234

Directors, Auditors and Executive Officers
(As of June 28, 2007)

Directors and Auditors

Chairman	Kimikazu Noumi*
President	Federico J. Sacasa*
Director	James Danforth Quayle
Director	Frank W. Bruno
Director	Pieter Korteweg
Director	Lawrence B. Lindsey
Director	John L. Steffens
Director	Kiyoshi Tsugawa
Director	Marius J. L. Jonkhart
Director	Lee Millstein
Director	Hiroshi Amemiya
Director	Gerardus Johannes Schipper
Director	Shunsuke Takeda
Standing Auditor	Tadaaki Satoyoshi
Auditor	Mitch R. Fulscher
Auditor	Akira Tachimoto

* Serving as Executive Officer concurrently

Executive Officers

Senior Managing Executive Officer	Yuji Inagaki
Senior Managing Executive Officer	Izumi Ogura
Senior Managing Executive Officer	David Hackett
Senior Managing Executive Officer	Takeyoshi Morikawa
Senior Managing Executive Officer	Hiroshi Jinno
Senior Managing Executive Officer	Carlos A. Erchuck
Senior Managing Executive Officer	Katsutoshi Ishida
Senior Managing Executive Officer	Shinsuke Baba
Senior Managing Executive Officer	Hiroshi Nishihara
Senior Managing Executive Officer	Hiromi Watanabe
Senior Managing Executive Officer	Nikolai Safavi
Senior Managing Executive Officer	James Mudie
Senior Managing Executive Officer	Ambi Venkateswaran
Managing Executive Officer	Hirokazu Takino
Managing Executive Officer	Kenji Fujii
Managing Executive Officer	Ryoichi Kawai
Executive Officer	Peter R. Fowler
Executive Officer	Tadashi Umino
Executive Officer	Tetsuo Matsui
Executive Officer	Shigeyuki Tsuchida

Staff Profile (As of March 31, 2007)

Number of Employees	Average Age	Average Years of Service	Average Yearly Salary
1,384 (369)	38.6	14.1	9,328 thousand yen

Notes: 1. The number of employees includes executive officers and locally hired staff overseas, but excludes temporary employees.
2. The figure in parentheses is the average number of temporary employees for the year.
3. Average yearly salary includes bonuses and pay other than fixed wages.

0235

Office Directory
(As of June 28, 2007)

Overseas Network

• Representative Offices

New York Representative Office
Chief Representative
Toshiki Yoshizawa
Address
780 Third Avenue,
11th Floor, New York,
NY 10017, U.S.A.
Tel: +1-212-759-3900
Fax: +1-212-759-3911

Singapore Representative Office
Head of South East Asia
Masanao Kobayashi
Address
6 Temasek Boulevard,
#23-02 Suntec Tower Four,
Singapore 038986,
Singapore
Tel: +65-6333-6781
Fax: +65-6333-6807

Seoul Representative Office
Senior Representative
Masayuki Ohga
Address
12th Floor,
Kyobo Building,
1, 1-ka, Chongro,
Chongro-ku,
Seoul 110-714,
Republic of Korea
Tel: +82-2-734-8120
Fax: +82-2-734-8126

Jakarta Representative Office
Chief Representative
Hiroshi Matsumoto
Address
17th Floor, Jakarta Stock
Exchange Building
Tower II,
Jl. Jend. Sudirman Kav.
52-53, Jakarta 12190,
Indonesia
Tel: +62-21-515-5155
Fax: +62-21-515-5156

Shanghai Representative Office
Chief Representative
Masakazu Arai
Address
Unit 3559, CITIC Square,
1168 Nanjing Road
West,
Shanghai 200041, China
Tel: +82-21-5117-8952
Fax: +86-21-5117-8953

Domestic Network

• HEAD OFFICE
3-1, Kudan-minami 1-chome,
Chiyoda-ku, Tokyo 102-8660,
Japan
Tel: +81-3-3263-1111
Telex: J26921, J28788
(General)
NCBTOK
SWIFT: NCBTJPJT

• BRANCH OFFICES

Sapporo
1-4, Kita Sanjo-Nishi 4-chome,
Chuo-ku, Sapporo 060-0003
Tel: 011-241-8171

Sendai
2-1, Chuo 3-chome, Aoba-ku,
Sendai 980-0021
Tel: 022-225-1171

Shinjuku
37-11, Shinjuku 3-chome,
Shinjuku-ku, Tokyo 160-0022
Tel: 03-3354-1600

Nihonbashi
3-11, Nihonbashi 3-chome,
Chuo-ku, Tokyo 103-0027
Tel: 03-3517-7888

Shibuya
24-12, Shibuya 1-chome, Shibuya-ku,
Tokyo 150-0002
Tel: 03-3409-6411

Ueno
6-12, Ueno 2-chome, Taito-ku,
Tokyo 110-0005
Tel: 03-3835-7511

Ikebukuro
28-13, Minami-Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0022
Tel: 03-3988-0911

Chiba
3-1, Fujimi 2-chome, Chuo-ku,
Chiba 260-0015
Tel: 043-227-3111

Yokohama
4-1, Kita-saiwai 1-chome, Nishi-ku,
Yokohama 220-0004
Tel: 045-319-1588

Kanazawa
37, Takaokacho 2-chome,
Kanazawa 920-0864
Tel: 076-231-4151

Nagoya
5-28, Meieki 4-chome, Nakamura-ku,
Nagoya 450-0002
Tel: 052-566-1900

Kyoto
Oike-Kado, Kawaramachi-dori,
Nakagyo-ku, Kyoto 604-8006
Tel: 075-211-3341

Kansai
5-7, Honmachi 3-chome,
Chuo-ku, Osaka 541-0053
Tel: 06-6263-2512
(Kansai Branch deals solely with corporate clients)

Osaka
2-3, Namba 2-chome, Chuo-ku,
Osaka 542-0076
Tel: 06-4708-2051

Umeda
47, Kakutacho 8-chome, Kita-ku,
Osaka 530-0017
Tel: 06-6315-1111

Hiroshima
13-13, Motomachi, Naka-ku,
Hiroshima 730-0011
Tel: 082-211-0125

Takamatsu
6-1, Bancho 1-chome,
Takamatsu 760-0017
Tel: 087-821-5521

Fukuoka
14-18, Tenjin 1-chome, Chuo-ku,
Fukuoka 810-0001
Tel: 092-751-9627

Business Network

(As of March 31, 2007)

*All companies listed below are consolidated subsidiaries.

Company	Operations		Affiliate	Business
Aozora Bank, Ltd.	Banking operations	Head Office and branches		
		Main affiliate	(Aozora Trust Bank, Ltd.)	
	Securities services	Head Office and branches		
		Main affiliate	Aozora Securities Co., Ltd.	*Securities services*
	Trust services	Main affiliate	Aozora Trust Bank, Ltd.	*Trust services, banking operations*
	Other operations	Main affiliates	AOZORA Loan Services Co., Ltd.	*Distressed loan servicing*
			Aozora Investment Co., Ltd.	*Venture capital investment*
			Aozora Information Systems Co., Ltd.	*Systems development*
			Aozora Investment Management Limited	*Financial services*
			AZURE Funding North America I	*Investment vehicle*
			AZURE Funding North America II	*Investment vehicle*
			Azure Funding Europe S.A.	*Investment vehicle*
			Aozora Asia Pacific Finance Limited	*Financial services*
			Aozora GMAC Investment Limited	*Investments*
			Aozora GMAC Investment, Inc.	*Investments*
			Aozora GMAC Investment LLC	*Investments*

Subsidiaries

(As of June 28, 2007)

(%)

Company Name	Location	Business Activities	Established	Capital	Aozora Bank's Shareholding	Group Shareholding
Aozora Trust Bank, Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Trust services, banking operations	February 28, 1994	5,437 millions of JPY	100.0	—
AOZORA Loan Services Co., Ltd.	13-5, Kudan-kita 1-chome, Chiyoda-ku, Tokyo	Distressed loan servicing	June 18, 1998	500 millions of JPY	67.6	—
Aozora Investment Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Venture capital investment	May 17, 1991	20 millions of JPY	100.0	—
Aozora Information Systems Co., Ltd.	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Systems development Administrative temporary staff services	April 1, 1967	150 millions of JPY	100.0	—
AOZORA SOFTWARE CORPORATION	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	Systems development	May 9, 1973	12 millions of JPY	—	100.0
Aozora Securities Co., Ltd.	17-11, Kanda-nishikicho 3-chome, Chiyoda-ku, Tokyo	Securities services	April 27, 2006	3,000 millions of JPY	100.0	—
AZURE Funding North America I [*1]	Cayman Islands, British West Indies	Investment vehicle	August 6, 2004	0 thousands of USD	—	—
Aozora Asia Pacific Finance Limited	Hong Kong	Financial services	June 29, 2005	100,000 thousands of USD	100.0	—
Aozora Investment Management Limited	London	Financial services	March 28, 2006	3,500 thousands of GBP	100.0	—
Azure Funding Europe S.A.	Luxembourg	Investment vehicle	April 3, 2006	31 thousands of EUR	99.9	—
AZURE Funding North America II	Cayman Islands, British West Indies	Investment vehicle	October 10, 2006	0 thousands of USD	—	—
Aozora GMAC Investment Limited	London	Investments	November 6, 2006	502,000 thousands of USD	100.0	—
Aozora GMAC Investment, Inc.	Delaware, USA	Investments	November 21, 2006 [*2]	145,180 thousands of USD	—	100.0
Aozora GMAC Investments LLC	Delaware, USA	Investments	November 22, 2006	500,000 thousands of USD	—	100.0

[*1] AZURE Funding changed its name to AZURE Funding North America I on October 10, 2006.

[*2] On November 21, 2006, our group acquired Aozora GMAC Investment, Inc., which was established on July 10, 2006.

0237

Share Procedure Information

• Fiscal year	From April 1 to March 31
• Annual general shareholders' meeting	Held in June
• Record date for determination of dividends	March 31 and September 30 (interim dividends)
• Record date	Annual General Shareholders' Meeting: March 31 (also to be held in other cases as deemed necessary, whereby the record date will be set and advance notice given).
• Newspaper notices	*The Nihon Keizai Shinbun*
• Listed on	The First Section of the Tokyo Stock Exchange
• Securities code	8304
• Number of shares constituting one unit	1,000 stocks
• Transfer agent	5-33, Kitahama 4-chome, Chuo-ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
• Transfer agent location	4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd.
(Mailing address)	1-10, Nikkocho, Fuchu City, Tokyo, 183-8701 Stock Transfer Agency Department, The Sumitomo Trust and Banking Co., Ltd.
(Contact number)	(Ask for notification of change of address, etc.) 0120-175-417 (Other reference) 0120-176-417
• Agent offices	Head Office and branches of the Sumitomo Trust and Banking Co., Ltd.

Published: August 2007
Corporate Communication Group,
Financial Management Division,
AOZORA BANK, Ltd.

3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan
Tel: +81-3-3263-1111

AOZORA BANK, LTD.

This annual report is printed on recycled paper using soy ink.

Printed in Japan

50th
Half a century serving our customers.

Corporate Brochure 2007

AOZORA BANK, LTD.

To all of our partners around the world,


Kimikazu Noumi
Chairman and CEO
Federico J. Sacasa
President and COO

2007 marks the 50th anniversary of the Bank's establishment and half a century of playing a central role in the Japanese financial system. Committed to a healthy, stable and sustainable Japanese economy for the past 50 years, Aozora Bank reaffirms this commitment going forward with sincere gratitude for the support and efforts of all our stakeholders.

Our financial strength is at record levels among Japanese banks. In FY2006, Aozora posted record earnings in consolidated net revenue and consolidated net operating profit, and together with a 17.5% year-on-year increase in the loan balance, recorded a performance considerably exceeding the industry average. These results demonstrate the viability and earnings potential of our business model. Aozora's return to consistent, profitable operations has generated a sufficient level of retained earnings; accordingly, we have made the repayment of public funds a strategic priority.

Differentiating ourselves by our skills and not our size, Aozora is competitively positioned to meet needs neglected by the mega banks and unmet by regional financial institutions. We aim to partner with—rather than simply be counterparty to—our customers and affiliates, building lasting relationships based on mutual trust, respect and financial gain. As a wholesale bank, these relationships represent an integral part of our deal sourcing and product distribution platform. Our expansion into international markets provides us with expertise and capabilities many domestic financial institutions lack; at the same time, our long-standing network of regional financial institutions provides us with domestic capabilities global investment banks cannot match.

Aozora has made significant progress since the revitalization process began, culminating in the listing of our shares on the First Section of the Tokyo Stock Exchange in November of 2006. With the transformation stage complete, the Bank is positioned for further growth driven by innovative and competitive products and services that meet customer needs and add value for our shareholders, with the goal of outperforming the Japanese banking sector.

August 2007

Kimikazu Noumi, Chairman and CEO
Federico J. Sacasa, President and COO

Overview of Operations

For Corporate Clients

Aozora Bank aims to be the first port of call for our corporate clients as they seek out financial solutions to their management challenges, and our suite of products and services is designed to ensure that we can effectively meet their individual circumstances and financial conditions. From straight loans and deposits to syndicated loans and private placement bonds, from financial derivatives to asset-backed finance, our tailor-made approach enables us to competitively respond to our clients' asset and liability management needs.

We provide assistance with our clients' corporate revitalization efforts and support the start of new businesses, and through leveraged finance, we provide funding for management buyouts (MBOs) and mergers and acquisitions (M&A).

- Loans
- Syndicated loans
- Derivative products
- Securitization
- Corporate revitalization finance
- Asset finance
- Leveraged finance
- Real estate finance
- Private equity
- Other products and services

For Financial Institution Clients

Throughout its history, Aozora Bank has formed close relationships with regional financial institutions throughout Japan, and these relationships are the cornerstone of our business. We understand the needs and challenges of our financial institution clients, and have developed a suite of products and financial solutions designed to assist them achieve their own corporate objectives, including the disposal of non-performing loans, and to help them source products and services for their own clients. We aim to develop our unique business model as we leverage our strengths in investment banking to actively partner our regional financial institution clients in providing for their network of customers.

■ **Providing a Wide Array of Asset Management Products**
- Debentures and derivative products
- Loan-related products
- Securitized products
- Investment trusts
- Securities intermediary business

■ **Offering Solutions to Specific Management Issues**
- Soundness of assets
- Corporate revitalization
- Risk management

■ **Making Collaborative Proposals to Clients' Corporate Customers**
- Derivatives guaranteed by financial institution clients
- Jointly originated syndicated loans
- Financing

For Retail Clients

Aozora Bank delivers financial products and services through our network of retail branches that reflect our expertise and our commitment to providing high quality asset management services for our customers. Aozora has developed and sourced new products in the area of investment trusts and personal annuity insurance as we help our clients build assets for the future. Our branches in the Tokyo metropolitan area and major cities provide our clients with asset management consultation services to assist in their life-long financial planning. The enhancement of telephone banking through our call center, together with the development of our branch network are two of the ways Aozora Bank is widening its service channels in order to both increase the level of convenience for customers, and more completely respond to their banking needs.

■ **Financial Products**
- Time deposits
- Derivative-embedded deposits
- Investment trusts
- Individual annuity insurance

■ **Service Channels**
- Telephone banking services
- ATM alliances
- Aozora Financial Garden (personal loans)

■ **Asset Management Consulting Services**

Financial Data

Income Analysis (Consolidated Basis)

(Millions of Yen)

Years Ended March 31	2007	2006
Consolidated net revenue (Note 1)	114,398	114,200
Net interest income	44,883	53,001
Net fees and commissions	16,035	15,832
Net trading revenues	5,452	7,765
Net other operating income	48,026	37,600
General and administrative expenses	(52,795)	(49,404)
Consolidated business profit (Note 2)	61,603	64,796
Credit-related expenses (Note 3)	(4,764)	(5,936)
Gain and loss on stock transactions and loss on write-down of equity securities	5,179	8,043
Other income (loss)	386	(3,462)
Operating profits	62,405	61,440
Extraordinary profits (Note 3)	18,626	47,615
Income before income taxes and minority interests	81,031	109,055
Current income taxes	(910)	(952)
Deferred income taxes	1,672	12,154
Minority interests in net income	(183)	(143)
Net income	81,510	120,114

Total credit-related expenses (Note 4)	12,357	40,894
Reversal of reserve for possible loan losses	16,553	46,930
Reversal of reserve for credit losses on off-balance-sheet instruments	568	—

Notes: 1. Consolidated net revenue = (Interest income − Interest expenses) + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)
2. Consolidated business profit = Consolidated net revenue − General and administrative expenses
3. Since reversal of reserve for possible loan losses exceeded provisions for the current year, it resulted in a surplus, which is recorded as extraordinary profits. Reversal of reserve for credit losses on off-balance-sheet instruments also exceeded provisions, and resulted in a surplus which is recorded as extraordinary profits.
4. Total credit-related expenses = Non-performing loan write-offs + Reversal of reserve for possible loan losses booked as extraordinary profits (Reversal of reserve for possible loan losses + Reversal of reserve for credit losses on off-balance-sheet instruments)

Income Analysis (Non-Consolidated Basis)

(Millions of Yen)

Years Ended March 31	2007	2006
Net revenue	107,697	108,248
Net interest income	43,423	52,581
Net fees and commissions	12,588	13,541
Net trading revenues	5,428	7,765
Net other operating income	46,256	34,359
General and administrative expenses	(46,444)	(44,046)
Business profit before general loan-loss reserve	61,252	64,201
Net provision to general loan-loss reserve (Note 1)	—	(164)
Business profit	61,252	64,037
Other income (loss)	707	(3,308)
Loss on disposal of problem loans	(3,807)	(4,971)
Gain and loss on stock transactions and loss on write-down of equity securities	4,812	6,057
Operating profits	61,960	60,729
Extraordinary profits	18,874	47,446
Reversal of reserve for possible loan losses (Note 2)	16,871	46,943
Reversal of reserve for credit losses on off-balance-sheet instruments	519	—
Income before income taxes	80,835	108,175
Current income taxes	73	(122)
Deferred income taxes	1,260	11,867
Net income	82,168	119,920

Total credit-related expenses (Note 3)	13,582	41,808

Notes: 1. Net provision to general loan-loss reserve includes net provisions to reserve for credit losses on off-balance-sheet instruments.
2. Since reversal of reserve for possible loan losses exceeded provisions for the current year, it resulted in a surplus, which is recorded as extraordinary profits. Reversal of reserve for credit losses on off-balance-sheet instruments also exceeded provisions, and resulted in a surplus which is recorded as extraordinary profits.
3. Total credit-related expenses = Net provision to general loan-loss reserve + Loss on disposal of problem loans + Reversal of reserve for possible loan losses + Reversal of reserve for credit losses on off-balance-sheet instruments

Balance Sheet Analysis (Consolidated Basis)

(Millions of Yen)

March 31	2007	2006
Assets	6,543,994	5,995,947
Cash and due from banks	132,433	365,939
Call loans and bills bought	178,826	216,164
Receivables under securities borrowing transactions	281,914	300,370
Trading assets	67,519	93,888
Securities	1,918,895	1,628,154
Loans and bills discounted	3,684,601	3,136,255
Deferred tax assets	29,169	27,624
Reserve for possible loan losses	(62,571)	(81,686)
Liabilities	5,751,514	5,271,902
Deposits (excluding negotiable certificates of deposit)	2,330,925	2,325,483
Negotiable certificates of deposit	902,980	870,824
Debentures	1,450,525	1,060,331
Call money and bills sold	313,213	384,523
Payables under repurchase agreements	33,734	49,788
Payables under securities lending transactions	146,248	206,654
Borrowed money	223,815	85,415
Corporate bonds	99,467	—
Minority interests		658
Equity/Shareholders' equity (Note)	792,480	723,386

Note: Paralleling implementation of the Company Law, the equity is presented as net assets, effective from the fiscal year ended March 31, 2007.

Balance Sheet Analysis (Non-Consolidated Basis)

(Millions of Yen)

March 31	2007	2006
Assets	6,558,891	6,005,204
Cash and due from banks	97,505	353,494
Call loans	178,826	151,964
Receivables under securities borrowing transactions	281,914	300,370
Trading assets	67,519	93,886
Securities	2,332,881	1,797,623
Loans and bills discounted	3,362,528	3,025,391
Deferred tax assets	28,382	27,122
Reserve for possible loan losses	(62,275)	(81,708)
Liabilities	5,770,354	5,284,756
Deposits (excluding negotiable certificates of deposit)	2,349,165	2,340,885
Negotiable certificates of deposit	902,980	870,824
Debentures	1,454,525	1,064,331
Call money	313,213	292,823
Payables under repurchase agreements	33,734	49,788
Payables under securities lending transactions	146,248	206,654
Bills sold	—	91,700
Borrowed money	223,700	85,300
Corporate bonds	99,967	—
Equity/Shareholders' equity (Note)	788,537	720,447

Note: Paralleling implementation of the Company Law, the equity is presented as net assets, effective from the fiscal year ended March 31, 2007.

Note: Yen amounts stated in millions of yen have been truncated. Amounts expressed in billions of yen have been rounded to the nearest ¥0.1 billion.

Consolidated operating profits

(Years ended March 31)


(Billions of Yen)
80
60
40
20
0
45.7
9.4
36.3
61.4
8.4
53.0
62.4
0.0
62.4
2005
2006
2007

Operating profits (without taking account of amortization of deferred income on macro-hedge)

Deferred income on macro-hedge (Note)

Consolidated net income

(Years ended March 31)


(Billions of Yen)
160
120
80
40
0
89.9
28.0
0.8
9.4
53.6
120.1
41.0
12.2
8.4
58.6
81.6
12.4
1.6
0.0
67.6
2005
2006
2007

Net income (without taking account of amortization of deferred income on macro-hedge, credit-related expenses, and deferred income taxes)

Deferred income on macro-hedge (Note)

Deferred income taxes

Credit-related expenses

Note: Interest rate swap positions used for hedging purposes (macro-hedging) were closed in the fiscal year ended March 31, 2003, in line with accounting standard changes. Unrealized gains generated at the time such positions closed were booked as deferred income and amortized over the next three years.

Consolidated net revenue breakdown

(Years ended March 31)


(Billions of Yen)
(%)
160
120
80
40
0
60
45
30
15
0
39.4%
53.6%
60.6%
97.2
22.4
6.8
10.0
58.9
114.2
37.6
7.8
15.8
53.0
114.4
48.0
5.6
16.0
44.9
2005
2006
2007

Net interest income
Net fees and commissions
Net trading revenues
Net other operating income
Net non-interest income ratio

Total assets, loans and bills discounted and securities

(Years ended March 31)


(Billions of Yen)
8,000
6,000
4,000
2,000
0
4,775.5
2,666.4
1,128.7
5,995.9
3,136.3
1,628.2
6,544.0
3,684.6
1,918.9
2005
2006
2007

Total assets
Loans and bills discounted
Securities

Non-consolidated disclosed claims under the Financial Reconstruction Law

(At March 31)


(Billions of Yen)
(%)
100
75
50
25
0
98.3%
96.0%
96.6%
98.4
3.76%
21.0
0.68%
33.0
0.96%
2005
2006
2007

Non-consolidated disclosed claims under the Financial Reconstruction Law

Non-consolidated disclosed claim ratio

Non-consolidated reserve and coverage ratio

Consolidated capital adequacy ratio

(At March 31)


(Billions of Yen)
(%)
1,200
900
600
300
0
20
15
10
5
0
18.70%
18.31%
19.47%
19.12%
17.50%
15.62%
617.2
604.5
731.3
718.0
714.2
789.7
2005
2006
2007

Regulatory capital
Tier I capital
Capital adequacy ratio (domestic standard)
Tier I ratio (domestic standard)

Note: The ratio as of March 31, 2007 has been calculated according to Basel II criteria.

Corporate Data

Corporate History

April 1957	Established as the Nippon Fudosan Bank, Limited (capital: ¥1 billion) in accordance with the Long-Term Credit Bank Law
October 1977	Changed name to the Nippon Credit Bank, Ltd.
September 2000	Share Purchase Agreement regarding the transfer of the Bank's shares was signed between Deposit Insurance Corporation and SOFTBANK CORP., ORIX Corporation, The Tokio Marine and Fire Insurance Co., Ltd. (currently Tokio Marine & Nichido Fire Insurance Co., Ltd.), and other financial institutions
January 2001	Changed name to Aozora Bank, Ltd.
September 2003	All common stock of the Bank held by SOFTBANK CORP. was transferred to the ownership of Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC
April 2006	Converted from "Long-Term Credit Bank" to an "Ordinary Bank"
November 2006	Listed stock on the Tokyo Stock Exchange

Major Shareholders (As of March 31, 2007)

Common stock

(Thousands, %)

	Number of Shares Held	Percentage of Total Outstanding Shares
Cerberus NCB Acquisition, L.P., General Partner Cerberus Aozora GP LLC	618,659	37.49
ORIX Coporation	149,981	9.08
Tokio Marine & Nichido Fire Insurance Co., Ltd.	149,974	9.08
BNY FOR GCM CLIENT ACCOUNTS (E) ISG	53,071	3.21
GOLDMAN SACHS INTERNATIONAL	35,966	2.17
The Master Trust Bank of Japan, Ltd. (Trust Account)	22,620	1.37
Japan Trustee Services Bank, Ltd. (Trust Account)	20,245	1.22
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	19,102	1.15
STATE STREET BANK AND TRUST COMPANY	15,211	0.92
BARCLAYS BANK PLC SUB-ACCOUNT BARCLAYS CAPITAL SECURITIES LIMITED SBL/PB	14,752	0.89
Others	550,563	33.42
Total	1,650,147	100.00

Note: On November 14, 2006, Aozora Bank's Common stock was listed on the First Section of the Tokyo Stock Exchange.

The 4th preferred stock

(Thousands, %)

	Number of Shares Held	Percentage of Total Outstanding Shares
Deposit Insurance Corporation	24,072	100.00

The 5th preferred stock

(Thousands, %)

	Number of Shares Held	Percentage of Total Outstanding Shares
Resolution and Collection Corporation	258,799	100.00

Common Stock Classification by Type of Shareholders

(As of March 31, 2007)


(Thousands)
Individuals and others 190,822 11.56%
Financial institutions 332,777 20.17%
Securities companies 14,314 0.87%
Other institutions 192,683 11.68%
Foreign institutions/individuals 919,546 55.72%

Profile (As of March 31, 2007)

Capital stock (consolidated)	¥419.8 billion
Total assets (consolidated)	¥6,544.0 billion
Consolidated capital adequacy ratio (domestic standard)	15.82%
Number of employees (non-consolidated)	1,384
Branch network	Domestic: 19 offices Overseas: 5 representative offices

Long-term credit ratings

JCR	A
R&I	A–
Moody's	A2
Standard & Poor's	A–
Fitch Ratings	A–

Note: Number of overseas representative offices and long-term credit ratings are as of June 28, 2007.

Directors, Auditors and Executive Officers

(As of June 28, 2007)

Directors and Auditors

Chairman	Kimikazu Noumi*
President	Federico J. Sacasa*
Director	James D. Quayle
Director	Frank W. Bruno
Director	Pieter Korteweg
Director	Lawrence B. Lindsey
Director	John L. Steffens
Director	Kiyoshi Tsugawa
Director	Marius J. L. Jonkhart
Director	Lee Millstein
Director	Hiroshi Amemiya
Director	Gerardus Johannes Schipper
Director	Shunsuke Takeda
Standing Auditor	Tadaaki Satoyoshi
Auditor	Mitch R. Fulscher
Auditor	Akira Tachimoto

**Concurrently serving as Executive Officer*

Executive Officers

Senior Managing Executive Officer	Yuji Inagaki
Senior Managing Executive Officer	Izumi Ogura
Senior Managing Executive Officer	David Hackett
Senior Managing Executive Officer	Takeyoshi Morikawa
Senior Managing Executive Officer	Hiroshi Jinno
Senior Managing Executive Officer	Carlos A. Erchuck
Senior Managing Executive Officer	Katsutoshi Ishida
Senior Managing Executive Officer	Shinsuke Baba
Senior Managing Executive Officer	Hiroshi Nishihara
Senior Managing Executive Officer	Hiromi Watanabe
Senior Managing Executive Officer	Nikolai Safavi
Senior Managing Executive Officer	James Mudie
Senior Managing Executive Officer	Ambi Venkateswaran
Managing Executive Officer	Hirokazu Takino
Managing Executive Officer	Kenji Fujii
Managing Executive Officer	Ryoichi Kawai
Executive Officer	Peter R. Fowler
Executive Officer	Tadashi Umino
Executive Officer	Tetsuo Matsui
Executive Officer	Shigeyuki Tsuchida

Office Directory (As of June 28, 2007)

Overseas

	Country	Address	Telephone
New York Representative Office	U.S.A.	780 Third Avenue, 11th Floor, New York, NY 10017, U.S.A.	+1-212-759-3900
Singapore Representative Office	Singapore	6 Temasek Boulevard, #23-02 Suntec Tower Four, Singapore 038986, Singapore	+65-6333-6781
Seoul Representative Office	Republic of Korea	12th Floor, Kyobo Building, 1, 1-ka, Chongro, Chongro-ku, Seoul 110-714, Republic of Korea	+82-2-734-8120
Jakarta Representative Office	Indonesia	17th Floor, Jakarta Stock Exchange Building Tower II, Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190, Indonesia	+62-21-515-5155
Shanghai Representative Office	China	Unit 3559, CITIC Square, 1168 Nanjing Road West, Shanghai 200041, China	+86-21-5117-8952

Domestic

		Address	Telephone
Head Office			
	〒102-8660	3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo	03-3263-1111
Branch Offices			
Sapporo	〒060-0003	1-4, Kita Sanjo-Nishi 4-chome, Chuo-ku, Sapporo	011-241-8171
Sendai	〒980-0021	2-1, Chuo 3-chome, Aoba-ku, Sendai	022-225-1171
Shinjuku	〒160-0022	37-11, Shinjuku 3-chome, Shinjuku-ku, Tokyo	03-3354-1600
Nihonbashi	〒103-0027	3-11, Nihonbashi 3-chome, Chuo-ku, Tokyo	03-3517-7888
Shibuya	〒150-0002	24-12, Shibuya 1-chome, Shibuya-ku, Tokyo	03-3409-6411
Ueno	〒110-0005	6-12, Ueno 2-chome, Taito-ku, Tokyo	03-3835-7511
Ikebukuro	〒171-0022	28-13, Minami-Ikebukuro 2-chome, Toshima-ku, Tokyo	03-3988-0911
Chiba	〒260-0015	3-1, Fujimi 2-chome, Chuo-ku, Chiba	043-227-3111
Yokohama	〒220-0004	4-1, Kita-saiwai 1-chome, Nishi-ku, Yokohama	045-319-1588
Kanazawa	〒920-0864	37, Takaokacho 2-chome, Kanazawa	076-231-4151
Nagoya	〒450-0002	5-28, Meieki 4-chome, Nakamura-ku, Nagoya	052-566-1800
Kyoto	〒604-8006	Oike-Kado, Kawaramachi-dori, Nakagyo-ku, Kyoto	075-211-3341
Kansai	〒541-0053	5-7, Honmachi 3-chome, Chuo-ku, Osaka	06-6263-2512
Osaka	〒542-0076	2-3, Namba 2-chome, Chuo-ku, Osaka	06-4708-2051
Umeda	〒530-0017	47, Kakutacho 8-chome, Kita-ku, Osaka	06-6315-1111
Hiroshima	〒730-0011	13-13, Motomachi, Naka-ku, Hiroshima	082-211-0125
Takamatsu	〒760-0017	6-1, Bancho 1-chome, Takamatsu	087-821-5521
Fukuoka	〒810-0001	14-18, Tenjin 1-chome, Chuo-ku, Fukuoka	092-751-9627

*Kansai Branch deals solely with corporate clients.

Subsidiaries (As of June 28, 2007)

(%)

Company Name	Business Activities	Established	Capital	Aozora Bank Shareholding	Group Shareholding
Aozora Trust Bank, Ltd.	Trust services, banking operations	February 28, 1994	5,437 millions of JPY	100.0	—
AOZORA Loan Services Co., Ltd.	Distressed loan servicing	June 18, 1996	500 millions of JPY	67.6	—
Aozora Investment Co., Ltd.	Venture capital investment	May 17, 1991	20 millions of JPY	100.0	—
Aozora Information Systems Co., Ltd.	Systems development Administrative temporary staff services	April 1, 1967	150 millions of JPY	100.0	—
AOZORA SOFTWARE CORPORATION	Systems development	May 9, 1973	12 millions of JPY	—	100.0
Aozora Securities Co., Ltd.	Securities services	April 27, 2006	3,000 millions of JPY	100.0	—
AZURE Funding North America I (*1)	Investment vehicle	August 6, 2004	0 thousands of USD	—	—
Aozora Asia Pacific Finance Limited	Financial services	June 29, 2005	100,000 thousands of USD	100.0	—
Aozora Investment Management Limited	Financial services	March 28, 2006	3,500 thousands of GBP	100.0	—
Azure Funding Europe S.A.	Investment vehicle	April 3, 2006	31 thousands of EUR	99.9	—
AZURE Funding North America II	Investment vehicle	October 10, 2006	0 thousands of USD	—	—
Aozora GMAC Investment Limited	Investments	November 6, 2006	502,000 thousands of USD	100.0	—
Aozora GMAC Investment, Inc.	Investments	November 21, 2006 (*2)	145,180 thousands of USD	—	100.0
Aozora GMAC Investments LLC	Investments	November 22, 2006	500,000 thousands of USD	—	100.0

(*1) AZURE Funding changed its name to AZURE Funding North America I on October 10, 2006.

(*2) On November 21, 2006, our Group acquired Aozora GMAC Investment, Inc., which was established on July 10, 2006.

Published: August 2007
Corporate Communication Group, Financial Management Division, Aozora Bank, Ltd.
3-1, Kudan-minami 1-chome, Chiyoda-ku, Tokyo 102-8660, Japan
TEL: +81-3-3263-1111 Web site: http://www.aozorabank.co.jp/english/

AOZORA BANK, LTD.

SOYINK This corporate brochure is printed on recycled paper using soy ink

Printed in Japan

END

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